As confidentially submitted to the Securities and Exchange Commission on July 6, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

NUBURU, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3690	85-1288435
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

44 Cook Street, Suite 100

Denver, CO 80206

Telephone: (303) 780-7389

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alessandro Zamboni

Executive Chairman

44 Cook Street, Suite 100

Denver, CO 80206

Telephone: (303) 780-7389

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Amy Bowler, Esq. Holland & Hart LLP 555 17th Street, Suite 3200 Denver, CO 80202-3921 Tel: (303) 295-8000	M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036 Tel: (212) 421-4100

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 6, 2026

PRELIMINARY PROSPECTUS

NUBURU, INC.

Up to 268,741,160 Shares of Common Stock (or Pre-Funded Warrants to Purchase up to 268,741,160 Shares of Common Stock in lieu of Common Stock)

Up to 570,000 Shares of Series B Preferred Stock that accompany the Common Stock and Pre-Funded Warrants

Up to 181,258,840 Shares of Common Stock underlying Pre-Funded Warrants and Series B Preferred Stock

Up to 403,111,752 Pre-Funded Warrants to Purchase Shares of Common Stock underlying the Series B Preferred Stock

This is a best efforts public offering of up to 268,741,160 shares of our common stock, par value $0.0001 per share (“Common Stock”) or Pre-Funded Warrants in lieu thereof exercisable for up to 268,741,160 shares of Common Stock (collectively, the “Offered Securities”), together with 570,000 shares of our Series B preferred stock, par value $0.0001 per share (“Series B Preferred Stock”), and the Conversion Shares (defined below). Offered Securities are being sold to each investor together with an accompanying 0.2121 share of Series B Preferred Stock. The Offered Securities are being sold together with the shares of Series B Preferred Stock for a combined public offering price of $0.[ ]per share or Pre-Funded Warrant, as applicable. For those investors whose purchase of shares of our Common Stock in this offering would result in the investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the investor, 9.99%) of our outstanding Common Stock immediately following the consummation of this offering, we are offering pre-funded warrants to purchase shares of our Common Stock (the “Pre-Funded Warrants”) in lieu of shares of Common Stock. Each Pre-Funded Warrant will be exercisable for one share of our Common Stock, with an exercise price of $0.0001 per share, and will be immediately exercisable. Each Pre-Funded Warrant and accompanying 0.2121 share of Series B Preferred Stock will be offered at an offering price equal to the combined public offering price at which a share of Common Stock and accompanying 0.2121 share of Series B Preferred Stock is being offered, minus $0.0001, representing the exercise price. For each Pre-Funded Warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis. The number of shares of Series B Preferred Stock sold in this offering will not change as a result of a change in the mix of the shares of our Common Stock and Pre-Funded Warrants sold.

Shares of Series B Preferred Stock will be convertible for either shares of Common Stock or pre-funded warrants in lieu of Common Stock exercisable for shares of Common Stock, with an exercise price of $0.0001 per whole share (collectively, the “Conversion Shares”). For each whole pre-funded warrant we issue as a Conversion Share, the number of whole shares of Common Stock issuable on conversion of the Series B Preferred Stock will be decreased on a one-for-one basis. Shares of Series B Preferred Stock are convertible beginning on the 45th day after the issuance of shares of Series B Preferred Stock; provided that only 181,258,840 shares of Common Stock may be issued as Conversion Shares, on a first come, first serve basis, until the Company obtains stockholder approval of a sufficient increase in its authorized shares (“Stockholder Approval”) to issue additional shares of Common Stock. The Company has agreed to maintain an effective registration statement to facilitate the resale of the Conversion Shares by investors and it will subsequently register additional Conversion Shares, as necessary, following Stockholder Approval.

The Offered Securities and the accompanying shares of Series B Preferred Stock can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. Information presented regarding the Offered Securities and shares of Series B Preferred Stock is based on an assumed combined public offering price of $0.1414 per share (the last reported sale price per share of our Common Stock on the NYSE American on June 25, 2026) and accompanying 0.2121 share of Series B Preferred Stock (or $0.1413 per Pre-Funded Warrant and accompanying 0.2121 share of Series B Preferred Stock). The actual public offering price per share of Common Stock and accompanying 0.2121 share of Series B Preferred Stock and per Pre-Funded Warrant and accompanying 0.2121 share of Series B Preferred Stock, as the case may be, will be determined between us, the Placement Agent (as defined below) and the investors at the time of pricing, may be at a discount to the current market price, and may be based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering. Therefore, the assumed combined public offering price used throughout this prospectus may not be indicative of the final offering price.

This offering will terminate on [ ], 2026 unless (i) the closing occurs prior thereto or (ii) we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all securities purchased in this offering and the combined public offering price per share of Common Stock (or Pre-Funded Warrant) and accompanying 0.2121 share of Series B Preferred Stock will be fixed for the duration of this offering. Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us (the “Securities Purchase Agreement”).

Our Common Stock is traded on the NYSE American under the symbol “BURU.” On June 25, 2026, the last quoted sale price for our Common Stock as reported on the NYSE American was $0.1414 per share. We have not listed, nor do we intend to list, our preferred stock on any securities exchange or nationally recognized trading system.

There is no established trading market for the Pre-Funded Warrants or the Series B Preferred Stock. We do not intend to list the Pre-Funded Warrants or the Series B Preferred Stock on any securities exchange or other trading market. We do not expect an active trading market to develop for the Pre-Funded Warrants or Series B Preferred Stock. Without an active trading market, the liquidity of these securities will be limited.

We have engaged Joseph Gunnar & Co., LLC (the “Placement Agent”) to act as our Placement Agent, to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the securities we are offering, and the Placement Agent is not required to arrange the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay to the Placement Agent the Placement Agent fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus.

There is no minimum number of securities or minimum aggregate amount of proceeds for this offering to close. We expect this offering to be completed not later than one business day following the commencement of this offering and we will deliver all securities to be issued in connection with this offering delivery versus payment (“DVP”)/receipt versus payment (“RVP”)/DWAC upon receipt of investor funds received by the Company. Accordingly, neither we nor the Placement Agent have made any arrangements to place investor funds in an escrow account or trust account since the Placement Agent will not receive investor funds in connection with the sale of the securities offered hereunder.

Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, the Placement Agent’s fee, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agent the Placement Agent fees set forth in the table below and elsewhere in this prospectus. See “Plan of Distribution” in this prospectus for more information regarding the Placement Agent's fees. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. We will bear all costs associated with the offering.

	Per Share and Accompanying Shares of Series B Preferred Stock	Per Pre-Funded Warrant and Accompanying Shares of Series B Preferred Stock	Total
Public offering price	$0.1414	$0.1413	$38,000,000
Placement Agent fees(1)	0.0088	0.0088	2,375,000
Proceeds, before expenses, to us(2)	$0.1326	$0.1325	$35,625,000

(1)
The Placement Agent shall receive a cash fee of 6.25% of the gross proceeds of the securities sold by us in this offering. The Placement Agent will receive compensation in addition to the cash fee described above. See “Plan of Distribution” for a description of compensation payable to the Placement Agent.
(2)
The amount of the offering proceeds to us presented in this table does not give effect to the exercise, if any, of the Pre-Funded Warrants or the conversion, if any, of shares of Series B Preferred Stock into shares of Common Stock.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page [ ] of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the securities is expected to be made on or about [ ], 2026.

Placement Agent:

Joseph Gunnar & Co., LLC

The date of this prospectus is [ ], 2026.

i

About This Prospectus

This prospectus is part of a registration statement on Form S-1 that we filed with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC before making your investment decision. You should rely only on the information provided in this prospectus. In addition, this prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information.

This prospectus includes important information about us, the securities being offered and other information you should know before investing in our securities. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus, even though this prospectus is delivered or securities are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus when making your investment decision. All of the summaries in this prospectus are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

We have not, and the Placement Agent has not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: We have not, and the Placement Agent has not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside the United States.

This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the Placement Agent is not, making an offer to sell these securities in any state or jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find Additional Information.”

Market and Industry Data

We obtained the industry and market data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies, publicly available information and research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable.

In some cases, we do not expressly refer to the sources from which this data is derived. In addition, while we believe the industry and market data included in this prospectus is reliable and based on reasonable assumptions, such data involve material risks and other uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

Trademarks

We use our registered trademark and trade name, such as NUBURU®, in this prospectus. This prospectus may also include trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks, trade names and service marks. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of, any other entity.

Basis of Presentation and Glossary

As used in this prospectus, unless otherwise noted or the context otherwise requires, references to:

•
“2022 Plan” are to the Nuburu, Inc. 2022 Equity Incentive Plan, which was adopted in connection with the Business Combination;
•
“ASC” are to the Accounting Standards Codification;
•
“ASU” are to the Accounting Standards Update;
•
“BC Closing” are to the closing of the Business Combination;
•
“BC Closing Date” are to January 31, 2023, the date of closing of the Business Combination;
•
“Business Combination” are to the Merger and the other transactions consummated pursuant to the Business Combination Agreement, collectively;
•
“Business Combination Agreement” are to that certain Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time) by and among the Company, Merger Sub, and Legacy Nuburu, dated August 5, 2022;
•
“Bylaws” are to the Company’s Amended and Restated Bylaws, as amended by the Amendment thereto, dated November 12, 2024;
•
“Certificate of Incorporation” are to the Company’s Amended and Restated Certificate of Incorporation, which was filed on the BC Closing Date, as amended by the Amendment thereto, filed on July 22, 2024, the Amendment thereto, filed on July 22, 2025, and the Amendment thereto, filed on February 25, 2026;
•
“Code” are to the U.S. Internal Revenue Code;
•
“Common Stock” are to shares of common stock, par value $0.0001 per share, of the Company;
•
“Company” are to Nuburu, Inc., a Delaware corporation f/k/a Tailwind Acquisition Corp.;
•
“CST” are to Continental Stock Transfer & Trust Company;
•
“DGCL” are to the Delaware General Corporation Law;
•
“ESPP” are to the Nuburu, Inc. 2022 Employee Stock Purchase Plan, which was adopted in connection with the Business Combination;
•
“Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•
“GAAP” are to generally accepted accounting principles in the United States;
•
“Governing Documents” are to the Certificate of Incorporation, the Series A Certificate of Designations, Series B Certificate of Designations and the Bylaws;
•
“IPO” are to our initial public offering, which was consummated on September 9, 2020;
•
“IRS” are to the Internal Revenue Service;
•
“Legacy Nuburu” or “Nuburu Subsidiary” are to Nuburu Subsidiary, Inc., a Delaware corporation f/k/a Nuburu, Inc.;
•
“Legacy Nuburu Common Stock” are to the shares of Legacy Nuburu common stock, par value $0.0001 per share;
•
“Lyocon” are to Lyocon S.r.l., an Italian photonics and laser-engineering company specializing in the design, development, and production of advanced laser sources, optics, electronics, and customized laser systems for industrial, medical, and high-reliability applications.
•
“Merger” are to the merger of Merger Sub with and into Legacy Nuburu, with Legacy Nuburu as the surviving company in the Business Combination, and after giving effect to such Merger, continuing as a wholly owned subsidiary of the Company;
•
“Merger Sub” are to Compass Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company prior to consummation of the Business Combination;
•
“Nuburu” are to Nuburu, Inc., a Delaware corporation f/k/a Tailwind Acquisition Corp.;
•
"Nuburu Defense" are to Nuburu Defense, LLC, a Delaware limited liability company;
•
“NYSE American” are to the NYSE American LLC;

•
“NYSE” are to the New York Stock Exchange;
•
“Orbit” are to Orbit S.r.l., formerly known as 1AF2 S.r.l., an Italian software company specializing in digitalizing operational resilience solutions for mission-critical corporations;
•
“Orbit Agreement” are to the Sale, Purchase and Investment Agreement, dated October 31, 2025, among the Company, Nuburu Defense, Alessandro Zamboni and Vanguard;
•
“Preferred Stock” are to shares of Series A preferred stock, par value $0.0001 per share, of the Company and shares of Series B preferred stock, par value $0.0001 per share, of the Company;
•
“SEC” are to the United States Securities and Exchange Commission;
•
“Securities Act” are to the Securities Act of 1933, as amended;
•
“Series A Certificate of Designations” are to the Company’s Certificate of Designations, which was filed on the BC Closing Date and which establishes the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of Series A Preferred Stock;
•
“Series A Preferred Stock” are to shares of Series A preferred stock, par value $0.0001 per share, of the Company;
•
“Series B Certificate of Designations” are to the Company’s Certificate of Designations, which was filed on July [ ], 2026 and which establishes the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions of the shares of Series B Preferred Stock;
•
“Series B Preferred Stock” are to Series B preferred stock, par value $0.0001 per share, of the Company;
•
“Sponsor” are to Tailwind Sponsor LLC, a Delaware limited liability company and the sponsor of the Company prior to the BC Closing;
•
“SunCubes” are to SunCubes S.r.l., an Italian developer of laser-based wireless power transmission, beam-control, pointing, tracking and safety technologies;
•
“SYME” are to Supply@ME Capital Plc, a fintech platform focused on Inventory Monetisation© solutions for manufacturing and trading companies;
•
“SYME 3” are to Supply@ME Stock Company 3 S.r.l.;
•
“Tailwind” are to Tailwind Acquisition Corp. prior to giving effect to the Business Combination;
•
“Tekne” are to Tekne S.p.A., a defense-tech company that specializes in the design, production, and outfitting of a diverse range of vehicles, including industrial and military applications, as well as electronic devices for defense and security, advanced telecommunications, and tracking systems;
•
“Vanguard” are to Vanguard Holdings S.r.l., an Italian limited liability company wholly owned by Alessandro Zamboni; and
•
“YA” are to YA II PN, LTD.

Beneficial ownership throughout this prospectus with respect to the Company’s stockholders is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days of such disclosure.

Unless specified otherwise, amounts in this prospectus are presented in United States dollars.

Defined terms in the financial statements contained in this prospectus have the meanings ascribed to them in the financial statements.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond our control and may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•
our ability to obtain required financing;
•
our ability to maintain the listing of our Common Stock on a securities exchange;
•
our ability to successfully obtain required approvals for, close, implement and integrate key acquisitions;
•
our success in retaining or recruiting, or changes required in, our officers, key employees, or directors;
•
our public securities’ potential liquidity and trading;
•
our ability to implement our announced business plan, including diversifying our assets and expanding with international operations;
•
our ability to repay our debt obligations;
•
the fact that we have not achieved full commercialization and our ability to achieve full commercialization in the future;
•
the outcome of any legal proceedings that may be instituted against us related to our business or the Business Combination;
•
existing regulations and regulatory developments in the United States and other jurisdictions, including related to tariff policies and trade restrictions;
•
the need to hire additional personnel and our ability to attract and retain such personnel;
•
our plans and ability to obtain, maintain, enforce, or protect intellectual property rights;
•
our business, operations and financial performance, including:
•
expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions thereunder;
•
expectations regarding future acquisitions, joint ventures, partnerships, or other relationships with third parties;
•
future business plans and growth opportunities;
•
expectations regarding product development and pipeline;
•
expectations regarding research and development efforts;
•
expectations regarding market size;
•
expectations regarding the competitive landscape; and
•
future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on our business. There can be no assurance that future developments affecting our business will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors under the heading "Risk Factors" in this prospectus, as well as the following important factors:

•
our ability to obtain financing;

•
our ability to regain compliance with NYSE American’s continued listing standards;
•
our ability to protect our intellectual property;
•
whether the market embraces our products and investments;
•
whether we achieve commercialization in a timely manner;
•
the outcome of any legal proceedings that may be instituted against us;
•
our ability to achieve effective internal control over financial reporting, including our ability to remediate identified material weaknesses in internal control over financial reporting successfully and expediently;
•
our ability to retain or recruit key employees;
•
costs related to being a public company;
•
changes in applicable laws or regulations;
•
the possibility that we may be adversely affected by economic, business, or competitive factors;
•
volatility in the markets caused by geopolitical and economic factors; and
•
other risks and uncertainties set forth under the heading “Risk Factors” and elsewhere in this prospectus.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PROSPECTUS Summary

This summary highlights selected information included in this prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before investing in our Common Stock. You should carefully consider, among other things, our financial statements and the related notes and the sections titled “Risk Factors,” “Our Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Nuburu,” the “Company,” “we,” “us,” and “our,” or other similar terminology, refer to Nuburu, Inc. and its consolidated subsidiaries.

Corporate History and Background

We were originally incorporated in Delaware on July 21, 2020 under the name “Tailwind Acquisition Corp.” as a special purpose acquisition company, formed for the purpose of effecting an initial business combination with one or more target businesses. On September 9, 2020 (the “IPO Closing Date”), we consummated our initial public offering (the “IPO”). On January 31, 2023, we consummated a business combination with Nuburu Subsidiary, Inc. f/k/a Nuburu, Inc. (“Legacy Nuburu”), a privately held operating company which merged into our subsidiary Compass Merger Sub, Inc. (the “Business Combination”) and changed our name to “Nuburu, Inc.,” and we became the owner, directly or indirectly, of all of the equity interests of Nuburu Subsidiary, Inc. and its subsidiaries.

During 2024, our focus was on developing and delivering high-power, high-brightness blue laser technology with a broad range of high value applications that included welding and 3D printing. In 2024, we had approximately 220 granted and pending patents and patent applications globally, which included: blue laser applications such as welding, blue laser technologies, single mode blue laser technology, blue Raman laser technologies, addressable array technologies, and 3D printing using blue lasers. We shipped blue laser systems for applications including EV batteries, medical device production, large screen displays, and cell phone components. In the fourth quarter of 2024, our senior secured lenders provided notice of default with respect to our outstanding secured indebtedness and initiated a foreclosure process with respect to our patent portfolio that served as collateral for our outstanding secured indebtedness (the “Foreclosure”). Since January 2025, we have adjusted our laser business to focus on licensing certain intellectual property and using retained intellectual property primarily for purposes of product development related to our new dual-use Defense and Security Platform, as described below. In the first quarter of 2025, our secured lenders completed the Foreclosure sale and obtained our patents in exchange for extinguishing our outstanding secured indebtedness, while we retained our non-patent intellectual property, including trade secrets and know-how.

The mailing address of our principal executive office is 44 Cook Street, Suite 100, Denver, CO 80206, and the telephone number of our principal executive office is (303) 780-7389. Our investor relations website is located at https://ir.nuburu.net. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

On February 27, 2026, we effected a 1-for-4.99 reverse stock split of our Common Stock (the “2026 Reverse Stock Split”). The 2026 Reverse Stock Split has been reflected retroactively to all Common Stock and per share amounts. Proportional adjustments were made to the number of shares of Common Stock issuable upon exercise, vesting, or conversion of our outstanding stock options, restricted stock units, warrants, convertible notes, preferred stock, and other instruments convertible into or exercisable for Common Stock, as well as the applicable exercise prices, conversion prices, and per share grant date fair values.

Our Transformation Plan

In January 2025, we adopted a new business plan focused on building a stable foundation for the future business, including addressing outstanding payables, entering into joint development agreements, and investing and acquiring controlling interests in strategic targets (the “Transformation Plan”). In connection with the Transformation Plan, we agreed to certain governance changes, including the appointment of Alessandro Zamboni as our Executive Chairman and changes to our Board of Directors.

Our Dual-Use Defense and Security Platform

Pursuant to our Transformation Plan, we have become a defense, security, and critical-infrastructure technology company focused on the development, integration, and deployment of dual-use, non-kinetic, and software-orchestrated solutions addressing modern security and resilience challenges across military, governmental, and civilian domains. We operate a modular, platform-based business model that integrates directed-energy technologies, electronic-warfare capabilities, and a software-centric command, control, and orchestration layer through a combination of wholly owned subsidiaries, strategic investments and partnerships, and industrial cooperation arrangements.

During 2025, we undertook a comprehensive strategic transformation designed to reposition us from a legacy industrial laser manufacturer into a dual-use defense and security platform (“Defense and Security Platform”). As part of this transformation, we realigned our operating model toward licensing, joint development, system integration, and asset-light manufacturing, while retaining and expanding core non-patent intellectual property, engineering know-how, software capabilities, and system-architecture expertise.

Our Defense and Security Platform operates as a vertically integrated stack of capabilities, with each layer building upon foundational elements to deliver comprehensive mission capability. Our platform is designed to provide separate layers of distinct functional capabilities while integrating with adjacent layers through a unified software-defined control infrastructure, which enables both independent operation of specific capabilities and coordinated multi-layer mission execution. These layers consist of software governance, including AI-driven orchestration software, risk management platforms, unified command and full auditability; directed energy and electronic warfare (EW) effects, including laser systems, electro-magnetic capabilities and sensor integration; physical integration, including vehicle systems, tactical deployment and field operations; mobile manufacturing, including deployable production and rapid capability deployment; and commercial acceleration, including market access, regulatory expertise and defense partnerships.

In connection with this transformation, in early 2026, we completed the acquisition of Lyocon S.r.l., an Italian photonics and laser-engineering company specializing in the design, development, and production of advanced laser sources, optics, electronics, and customized laser systems for industrial, medical, and high-reliability applications. This acquisition has expanded our in-house engineering, assembly, testing, and demonstration capabilities for laser-based and directed-energy systems applicable to both defense and civilian security use cases. These use cases include the protection of critical infrastructure, ports, borders, transportation hubs, and other sensitive assets, as well as applications in agri-tech and food-system resilience, where laser-based technologies may be applied to mitigate operational, environmental, and supply-chain risks. We also entered into industrial and network cooperation arrangements with defense and technology partners, including Tekne S.p.A. (“Tekne”), a defense-tech company that specializes in the design, production, and outfitting of a diverse range of vehicles, including industrial and military applications, as well as electronic devices for defense and security, advanced telecommunications, and tracking systems. In May 2026, we entered into an Investment Agreement with Tekne and its shareholders, pursuant to which we agreed to contribute additional financial resources to Tekne and purchase shares of Tekne from its current shareholders in exchange for obtaining a 70% equity interest in Tekne, subject to the receipt of certain approvals from the Italian government. These arrangements are intended to support scalable production, system integration, and access to established defense and dual-use supply chains.

A central pillar of our platform is our software and data-orchestration capability, which is being developed and expanded through Orbit S.r.l. (“Orbit”), an Italian software company specializing in digitalizing operational resilience solutions for mission-critical corporations. We acquired a 10.7% ownership interest in Orbit in October 2025 and an additional 11.3% ownership interest in January 2026. As a result of owning an approximate 22% ownership interest in Orbit in January 2026, we obtained control of Orbit’s board of directors and now hold a controlling position in Orbit. Orbit provides a software platform focused on operational resilience, data integration, and decision support, enabling the coordination, monitoring, and governance of complex systems and assets. Within our platform architecture, Orbit’s software capabilities are intended to function as a unifying software-defined control layer supporting sensor fusion, situational awareness, workflow orchestration, and auditability across both kinetic and non-kinetic components, as well as across defense, civilian, and critical-infrastructure environments.

Our Defense and Security Platform is designed to be applicable not only in military and governmental contexts, but also in civilian critical sectors where regulatory frameworks increasingly emphasize operational resilience, continuity of essential services, and systemic risk management. These sectors include financial services, energy, transportation, agriculture and food systems, and other critical-infrastructure operators. In this context, certain agri-tech applications-such as precision laser-based systems aimed at reducing dependency on chemical inputs, improving crop reliability, and mitigating environmental and operational risks-are viewed by us as part of a broader security and resilience framework related to food security and supply-chain stability.

This regulatory and risk-management focus underpins Orbit’s current portfolio of customers, which consists primarily of financial institutions and selected critical-infrastructure service providers, and informs our broader strategy of addressing converging defense, security, environmental, and civilian resilience requirements through a common, software-orchestrated platform approach.

In addition, we recognize that certain portions of our business-particularly those involving hardware-intensive solutions such as directed-energy systems, special-purpose platforms, and integrated defense or security assets-require capital-intensive supply chains and careful management of inventory, procurement cycles, and working capital in order to scale effectively. As part of our long-term platform strategy, we have made a strategic investment in a single financial-technology platform, Supply@ME Capital Plc (“SYME”), which is focused on working-capital solutions with particular emphasis on inventory-related financing and optimization.

This SYME investment is intended to support the scaling of our operating businesses by enhancing supply-chain resilience, liquidity management, and capital efficiency, particularly in contexts where inventory ownership, production lead times, and delivery cycles are material to execution. Our investment in SYME is positioned as a supporting, integrated capability enabler within our platform and does not represent a broader financial-services business or investment strategy to us.

In furtherance of our Defense and Security Platform, in January 2026, we partnered with Maddox Defense Incorporated (“Maddox”) on a contractual joint venture for the development of a modular, containerized, mobile additive manufacturing platform capable of producing drone components, pods, mission-critical structural parts and related components for defense and security applications. In June 2026, we entered into a binding agreement with SunCubes S.r.l. (“SunCubes”), its founders and certain of its investors, to create an industrial, commercial and technological cooperation framework for the development and industrialization of a vehicle-integrated directed-energy “Laser Arm” system and to acquire a minority stake in SunCubes.

We continue to evaluate and pursue strategic investments, acquisitions, joint ventures, and cooperation initiatives that complement our platform strategy, expand our technological and software capabilities, and support long-term participation in defense and dual-use security, resilience, and food-system stability programs in the United States, Europe, and other allied markets.

Liquidity Constraints

We have not yet achieved full commercialization and expect continued losses until we can do so. We must rely on capital from investors to support operations. From inception, we have continued to incur operating losses and negative cash flows from operating activities. For the three months ended March 31, 2026 and 2025, we incurred a net loss of $459,898 and $16,611,425, respectively, and we had an accumulated deficit of $200,939,729 and $200,479,831 as of March 31, 2026 and December 31, 2025, respectively. We generated total revenue of $407,644 and nil during the three months ended March 31, 2026 and 2025, respectively.

In January 2025, the Company adopted the Transformation Plan. Management has implemented and continues to execute its Transformation Plan and has taken actions during 2025 and early 2026 to strengthen the Company’s financial position and liquidity profile. These actions include balance sheet improvements, enhanced access to the capital markets, and the establishment of a platform-based operating model through strategic investments and acquisitions.

We expect to incur significant expenses and operating losses for the foreseeable future, as we devote substantial resources to implement our Transformation Plan, and operate as a public company. Until we can generate sufficient revenue, we plan to finance our business with the proceeds from the issuance and sale of debt or equity securities, including sales pursuant to the SEPA, as defined and discussed below, and borrowings under credit facilities. There is no assurance that management's plans to obtain additional debt or equity financing or credit facilities will be successfully implemented or implemented on terms favorable to us. Even if we generate revenue, there is no guarantee that we will ever become profitable. While we are pursuing a Transformation Plan intended to address aspects of our financial condition and operations, there can be no assurance that these efforts will be successful or that they will alleviate the substantial doubt regarding our ability to continue as a going concern. If we are unable to obtain additional financing, or otherwise implement our Transformation Plan, we will not be able to sustain operations and will need to consider alternatives, which could include a sale, liquidation, or dissolution of the business.

Summary Risk Factors

You should carefully read the “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our Common Stock. Such risks include, but are not limited to:

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You will experience immediate and substantial dilution in the net tangible book value per share of the Common Stock you purchase.
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We may not receive any additional funds upon the conversion of the Series B Preferred Stock.
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If we fail to maintain compliance with the NYSE American continued listing standards, the NYSE American may delist our Common Stock, which could materially and adversely affect our company, the market price of our Common Stock and your ability to sell your shares of our Common Stock.
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We are engaged in multiple transactions and offerings of our securities. Future resales and/or issuances of shares of Common Stock may cause the market price of our shares to drop significantly and may dilute stockholders.
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If you purchase our securities in this offering, you may experience future dilution as a result of future equity offerings or other equity issuances.
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Our management has significant flexibility in using the net proceeds of this offering.
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Sales of a substantial number of our securities in the public market by our existing securityholders could cause the price of our shares of Common Stock to fall.
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This is a best efforts offering, and no minimum amount of securities is required to be sold.
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There is no public market for the Pre-Funded Warrants or Series B Preferred Stock being offered in this offering.
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There is no guarantee that our acquisitions of interests in Tekne, SYME or Orbit will close.
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In connection with our planned acquisitions, we have made monetary contributions to targeted investment entities and may be unable to recoup those payments.

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We face a number of risks related to our strategic transactions.
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An investment in our Common Stock carries a high degree of risk and stockholders may not be adequately compensated for the business and financial risks associated with an investment in our Common Stock.
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We may make acquisitions or form joint ventures that are unsuccessful.
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Related party investments include interests of members of our management that may differ from interests of other investors.
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We may be unable to satisfy our significant debt service obligations, which could have an adverse effect on our business, financial condition, results of operations and cash flows.
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The Debenture and other financing documents with YA contain restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.
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We are an early-stage company with a history of losses. We have not been profitable historically and may not be able to achieve profitability in the future.
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We will require additional capital to finance our operations and implement our business plan and strategy and if we are unable to raise such capital when needed, or on acceptable terms, that could have a material adverse effect on our ability to meet our financial obligations and support continued growth and development.
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To achieve our growth objectives, our management will rely on a rapid succession of strategic acquisitions, investments and procurement arrangements, the pace and scope of which may have the potential to adversely affect the day-to-day operation of our business, and our cash flows, financial condition and results of operations.
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Our growth objectives require substantial capital that we may be unable to obtain, or may only obtain at a cost or under terms that adversely affect our cash flows, financial condition and results of operations.
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We may have difficulty managing growth in our business, which could adversely affect our financial condition.
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We may experience difficulties in integrating acquired assets into our business and in realizing the expected benefits of an acquisition.
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Our products and services involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business. The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.
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If we fail to meet our customers’ price expectations, demand for our products could be negatively impacted.
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We anticipate deriving a portion of our revenue from government entities, and significant changes in the contracting or fiscal policies of such government entities could have an adverse effect on our business.
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We are highly dependent on key executives and if we are unable to attract and retain key employees and hire qualified personnel, our ability to compete and successfully grow our business could suffer.
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Our expectations and targets regarding the times when we will launch our products depend in large part upon assumptions, estimates, measurements, testing, analyses and data developed and performed by us, which if incorrect or flawed, could have a material adverse effect on our actual operating results and performance.
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We expect to incur significant research and development expenses and devote substantial resources to commercializing new products, which could increase our losses and negatively impact our ability to achieve or maintain profitability.
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Our insurance coverage may not adequately protect us from harm or losses we may suffer.
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There is no assurance that we will be able to execute on our business model.
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Expanding operations internationally will subject us to a variety of risks and uncertainties that could adversely affect our business and operating results.
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We use novel technologies, and potential customers may be hesitant to make a significant investment in our technology or switch from the technology they are currently using.
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Our market is characterized by rapid technological changes demanding a significant investment in research and development, and, if we fail to address changing market conditions, our business will be harmed.
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Litigation, regulatory actions, and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, and requirements resulting in increased expenses.

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Laws, regulations, and rules relating to privacy, information security, and data protection could significantly increase our costs and adversely affect our business opportunities.
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We could be negatively impacted by various export controls, tariffs and trade and economic sanctions laws and regulations that may change due to diplomatic and political considerations outside of our control.
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We could be liable for environmental damages from our operations, which could negatively impact our reputation, our business, and our operating results.
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We may be unable to protect, defend, maintain, or enforce our intellectual property rights for the intellectual property on which our business depends, which could result in our competitors offering similar products, potentially adversely affecting our growth and success.
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We may be subject to third-party claims of infringement, misappropriation or other violations of intellectual property rights, or other claims challenging our agreements related to intellectual property, which may be time consuming and costly to defend, and could result in substantial liability.
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We may not be able to protect our intellectual property rights throughout the world.
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We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party or are in breach of non-competition or non-solicitation agreements with our competitors.
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If we are unable to protect the confidentiality of our proprietary information, our business may be harmed.
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Cyber-attacks and other disruptions, security breaches, and incidents could have an adverse effect on our business, harm our reputation, and expose us to liability.
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Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts, and political events could disrupt our business. Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could harm our operating results.
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We have received Notices of Noncompliance from the NYSE American and the NYSE American may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.
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We have had to restate previously issued consolidated financial statements and we have identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain effective internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business.
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Our management has limited experience in operating a public company.
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The redemption of our Series A Preferred Stock may require a significant amount of cash and may result in adverse tax consequences.
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Future sales of substantial amounts of our Common Stock in the public markets, or the perception that such sales could occur, could cause the market price of our Common Stock to drop significantly, even if our business is doing well, and certain selling securityholders still may receive significant proceeds.
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Our outstanding convertible notes, preferred stock, and warrants contain anti-dilution protection, which may cause significant dilution to our stockholders.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30 or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

The Offering

Issuer	Nuburu, Inc.

Common Stock offered by Us	Up to 268,741,160 shares of Common Stock (together with the Pre-Funded Warrants in lieu of Common Stock, the “Offered Securities”)

Pre-Funded Warrants (in lieu of shares of Common Stock) offered by Us

Up to 268,741,160 Pre-Funded Warrants, in lieu of shares of Common Stock, to those investors whose purchase of shares of our Common Stock in this offering would result in the investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our outstanding Common Stock immediately following the consummation of this offering. Each Pre-Funded Warrant will be exercisable for one share of our Common Stock (the “Warrant Shares”). Each Pre-Funded Warrant and accompanying 0.2121 share of Series B Preferred Stock is being offered at an offering price equal to the combined public offering price at which each share of Common Stock and accompanying 0.2121 share of Series B Preferred Stock is being offered, minus $0.0001. The exercise price of the Pre-Funded Warrants will be $0.0001 per share, and the Pre-Funded Warrants will be immediately exercisable. This offering also relates to the shares of Common Stock issuable upon exercise of any Pre-Funded Warrants sold in this offering. For each Pre-Funded Warrant we sell, the number of shares of Common Stock we are offering will be decreased on a one-for-one basis. The number of shares of Series B Preferred Stock sold in this offering will not change as a result of a change in the mix of the shares of our Common Stock and Pre-Funded Warrants sold in this offering. There is no established public trading market for the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to list the Pre-Funded Warrants on the NYSE American, any other national securities exchange or any other nationally recognized trading system.

Series B Preferred Stock offered by Us

Offered Securities are being sold to investors together with an accompanying 570,000 shares of Series B Preferred Stock. The Series B Preferred Stock will be convertible into Common Stock or pre-funded warrants beginning on the 45th day after the date of issuance of shares of Series B Preferred Stock; provided that only 181,258,840 shares of Common Stock may be issued as Conversion Shares, on a first come, first serve basis, until the Company obtains Stockholder Approval. We have agreed to maintain an effective registration statement for the resale of the Conversion Shares by investors and to subsequently register such additional Conversion Shares, as necessary, following Stockholder Approval. There is no established public trading market for the Series B Preferred Stock and we do not expect a market to develop. In addition, we do not intend to list the Series B Preferred Stock on the NYSE American, any other national securities exchange or any other nationally recognized trading system.

Common Stock outstanding (as of June 25, 2026)(1)	240,548,960 shares

Common Stock to be outstanding immediately after this offering(1)	509,290,120 shares, assuming no sale of Pre-Funded Warrants, exercise of any Pre-Funded Warrants or conversion of any Series B Preferred Stock issued in this offering.

Lock-up agreements

We, our executive officers, our directors and our 10% or greater stockholders will enter into lock-up agreements with the Placement Agent. Under these agreements, we and each of these persons may not offer, sell, contract to sell or otherwise dispose of or hedge Common Stock or securities convertible into or exchangeable for Common Stock, subject to certain exceptions. The restrictions contained in these agreements will be in effect for a period of 60 days after the date of the closing of this offering. For more information, see “Plan of Distribution.”

Use of Proceeds

We are required to use the net proceeds from this offering for purposes of working capital, strategic investments and acquisitions in accordance with our Transformation Plan, the repayment in full of the Debenture and the payment of $1.25 million in convertible notes issued in connection with the Lyocon acquisition. We believe that such proceeds will be sufficient to enable us to execute on our announced targeted transactions. It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for us. See “Use of Proceeds.” Within the limitations of the Securities Purchase Agreement, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering. See “Risk Factors” for a discussion of certain risks that may affect our intended use of the net proceeds from this offering.

Risk Factors

An investment in our Company involves a high degree of risk. You should carefully read the “Risk Factors” beginning on page 10 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our Common Stock.

Best Efforts Offering

We have agreed to offer and sell the securities offered hereby to the purchasers through the Placement Agent. The Placement Agent is not required to buy or sell any specific number or dollar amount of the securities offered hereby, but it will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. See “Plan of Distribution.”

NYSE American Symbol	“BURU” for our Common Stock.

(1)
Unless otherwise noted, the number of our shares of Common Stock outstanding as of June 25, 2026 excludes:
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49,781 shares issuable upon the exercise or vesting of compensatory equity awards;
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10,081 shares issuable upon conversion of Series A Preferred Stock;
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64,290,933 shares issuable upon exercise of outstanding warrants;
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22,086,794 shares issuable upon conversion of outstanding convertible notes assuming the conversion prices in effect as of June 25, 2026;
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1,219,831 shares issuable in connection with the Financial Support and Acknowledgement Agreement between the Company, Alessandro Zamboni and S.F.E. Equity Investments SARL (“SFE EI”);
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18,228 shares issuable in connection with the settlement of our obligations to Liqueous LP; and
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142,857 shares issuable to Phoenix MGMT Consulting LLC (“Phoenix”) in connection with the required quarterly issuances of Common Stock valued at $25,000 per quarter.

Unless otherwise indicated, this prospectus reflects and assumes the following:

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no sale of Pre-Funded Warrants in this offering, which, if sold, would reduce the number of shares of Common Stock that we are offering on a one-for-one basis;
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no exercise of the Pre-Funded Warrants issued in this offering; and
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no conversion of the Series B Preferred Stock issued in this offering.

RISK Factors

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus. All of the aforementioned information may be relevant to decisions regarding an investment in or ownership of our securities. The occurrence of any of these risks could have a significant adverse effect on our reputation, business, financial condition, results of operations, growth and ability to accomplish our strategic objectives. The risks described in this prospectus or any prospectus supplement are not the only ones we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and financial condition. Please also read carefully the section titled “Cautionary Note Regarding Forward-Looking Statements,” where we describe additional uncertainties associated with our business and the forward-looking statements included in this prospectus.

Risks Relating to the Offering

You will experience immediate and substantial dilution in the net tangible book value per share of the Common Stock you purchase.

Since the effective price per share of our Common Stock being offered is substantially higher than the net tangible book value per share of our Common Stock, you will suffer substantial dilution in the net tangible book value of the Common Stock you purchase in this offering. Based on the assumed combined public offering price of $0.1414 per share of Common Stock and accompanying 0.2121 share of Series B Preferred Stock being sold in this offering (the last reported sale price per share of our Common Stock on the NYSE American on June 25, 2026) and our pro forma as adjusted net tangible book value per share as of March 31, 2026, if you purchase shares of Common Stock in this offering, you will suffer immediate and substantial dilution of approximately $0.04 per share in the net tangible book value of the Common Stock, after deducting Placement Agent fees and estimated offering expenses payable by us. See “Dilution” in this prospectus for a more detailed discussion of the dilution you will incur if you purchase securities in this offering. The description in this paragraph assumes no sale of Pre-Funded Warrants, which, if sold, would reduce the number of shares of Common Stock that we are offering on a one-for-one basis until such warrants are exercised.

We may not receive any additional funds upon the conversion of the Series B Preferred Stock and stockholders will be diluted.

The Series B Preferred Stock may be convertible by the holders thereof without any additional payment to us. If certain conditions are met, including that the closing sale price of our Common Stock for each trading day during ten (10) consecutive trading days is 95% above the closing sale price of our Common Stock on the date of the Securities Purchase Agreement, we may require a holder of Series B Preferred Stock to pay us the subscription amount multiplied by the number of Conversion Shares being issued at the time of conversion of any shares of Series B Preferred Stock. If such conditions are not met, a holder may convert shares of Series B Preferred Stock into Conversion Shares in accordance with the Series B Certificate of Designations without any additional payment to us. As a result, we may not receive any additional funds upon the conversion of the Series B Preferred Stock. If no cash is paid to us for the shares received upon conversion, the remaining stockholders will suffer dilution accordingly.

If we fail to maintain compliance with the NYSE American continued listing standards, the NYSE American may delist our Common Stock, which could materially and adversely affect our company, the market price of our Common Stock and your ability to sell your shares of our Common Stock.

Our Common Stock is currently listed on NYSE American. To maintain this listing, we must satisfy continued listing requirements and standards. For example, under Section 1003(f)(v) of the NYSE American Company Guide, if a company’s common stock sells at an abnormally low price for a substantial period of time, its common stock could be delisted. NYSE American views stock trading at below $0.20 as being in the range of abnormal and will halt trading and may move to delist common stock that trades below $0.10, or may otherwise require a company to immediately implement a reverse stock split, if it has authority to do so.

Trading of our Common Stock was halted by NYSE American on February 13, 2026, because the trading price dropped below NYSE American’s minimum trading price of $0.10. We implemented a 1-for-4.99 reverse stock split on February 27, 2026, in order to return to compliance with the minimum trading price requirement. Our Common Stock resumed trading on the NYSE American on March 2, 2026. We cannot provide assurance that any increase in trading of our Common Stock above $0.10 will be sustained.

The delisting of our Common Stock could materially and adversely affect us by, among other things, reducing the liquidity and market price of our Common Stock; reducing the number of investors willing to hold or acquire our Common Stock, which could negatively impact our ability to raise equity financing; decreasing the amount of news and analyst coverage of us; and limiting our ability to issue additional securities or obtain additional financing in the future. In addition, delisting from the NYSE may negatively impact our reputation and, consequently, our business.

We are engaged in multiple transactions and offerings of our securities. Future resales and/or issuances of shares of Common Stock, including pursuant to this prospectus, may cause the market price of our shares to drop significantly and may dilute stockholders.

On February 17, 2026, we consummated a best efforts public offering (the “February 2026 Public Offering”) of 11,699,227 shares of Common Stock, pre-funded warrants to purchase up to 10,162,680 shares of Common Stock, warrants to purchase up to 32,792,859 shares of Common Stock and placement agent warrants to purchase up to 437,239 shares of Common Stock. On February 10, 2026, we filed a Registration Statement on Form S-1 (Registration No. 333-293338), which was declared effective by the SEC on February 12, 2026, registering 11,699,227 shares of Common Stock, the pre-funded warrants to purchase up to 10,162,680 shares of Common Stock, the common warrants to purchase up to 32,792,859 shares of Common Stock and up to 28,380,935 shares of Common Stock underlying the pre-funded warrants and common warrants. We are required to file another registration statement with the SEC to register the remaining 14,574,604 share of Common Stock underlying the common warrants and the 437,239 shares underlying the placement agent warrants. As of June 25, 2026, we have not issued any shares of Common Stock upon the exercise of warrants issued in the February 2026 Public Offering.

On September 16, 2025, we completed a best efforts public offering (the “2025 Public Offering”) of 6,487,683 shares of Common Stock, pre-funded warrants to purchase up to 10,352,721 shares of Common Stock, warrants to purchase up to 25,260,605 shares of Common Stock and placement agent warrants to purchase up to 673,617 shares of Common Stock. The securities were offered by us pursuant to a Registration Statement on Form S-1 (Registration No. 333-290147) filed with the SEC on September 10, 2025, and declared effective by the SEC on September 12, 2025 and a Registration Statement on Form S-1MEF (Registration No. 333-290295), filed with the SEC on September 16, 2025 and immediately effective. As of June 25, 2026, we have issued all of the shares of Common Stock upon the exercise of warrants issued in the 2025 Public Offering.

On May 30, 2025, we entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD. (“YA”), pursuant to which YA has committed to purchase up to $100.0 million of shares of our Common Stock, subject to certain limitations and conditions set forth in the SEPA. The shares of our Common Stock that may be issued under the SEPA may be sold by us to YA at our discretion from time to time for a period of up to 36 months, unless the SEPA is earlier terminated. On June 9, 2025, we filed a Registration Statement on Form S-1 (Registration No. 333-287867) (the “First SEPA Form S-1”) to register for resale from time to time up to 4,008,017 shares of Common Stock that may be purchased by YA under the SEPA, which became effective on July 24, 2025. On August 29, 2025, we filed a Registration Statement on Form S-1 (Registration No. 333-289960) (the “Second SEPA Form S-1”) to register for resale from time to time up to 6,012,025 shares of Common Stock that may be purchased by YA under the SEPA, which was declared effective by the SEC on September 23, 2025. On December 12, 2025, we filed a registration statement on Form S-1 (Registration No. 333-292123) (the “Third SEPA Form S-1”) with the SEC to register the resale of up to 26,052,105 shares of Common Stock that may be purchased by YA under the SEPA, which was declared effective by the SEC on December 19, 2025. On April 24, 2026, we filed a registration statement on Form S-3 (Registration No. 333-295324) (the “Fourth SEPA Form S-1”) with the SEC to register the resale of up to 60,000,000 shares of Common Stock that may be purchased by YA under the SEPA, which was declared effective by the SEC on May 12, 2026. As of June 25, 2026, we have issued 76,180,144 shares of Common Stock to YA under the SEPA, which includes 534,117 shares paid as fees to YA. Of 76,180,144 shares issued, we have issued approximately 6,666,667 shares of Common Stock to YA in connection with prior advance notices under the SEPA for which proceeds have not yet been received, as YA was unable to sell such shares due to minimum acceptable price provisions, which remained subject to settlement in connection with future advance notices.

Because the per share purchase price that YA will pay for shares of Common Stock in any transaction that we may elect to effect pursuant to the SEPA will be determined by reference to the volume weighted-average price during the applicable period on the applicable purchase date, it is not possible for us to predict the number of shares of Common Stock that we will sell to YA under the SEPA. If it becomes necessary for us to issue and sell to YA more shares of Common Stock than we have registered in order to receive aggregate gross proceeds of $100 million under the SEPA, we may need to file additional registration statements with the SEC to register such additional shares of our Common Stock for resale.

On June 16, 2025, we filed a Registration Statement on Form S-1 (Registration No. 333-288095) (the “First Resale Form S-1”) to register for resale from time to time up to 8,156,395 shares of Common Stock that may be sold by the selling stockholders listed in the prospectus included therein. The First Resale Form S-1 became effective on July 24, 2025. On August 29, 2025, we filed a Registration Statement on Form S-1 (Registration No. 333-289959) (the “Second Resale Form S-1”) to register for resale from time to time up to 5,198,028 shares of Common Stock that may be sold by the selling stockholders listed in the prospectus included therein, which are issuable upon conversion of promissory notes. The Second Resale Form S-1 became effective on September 23, 2025.

On December 23, 2025, we filed a Registration Statement on Form S-1 (Registration No. 333-292426) (the “YA Resales Form S-1”) to register for resale from time to time up to 46,092,185 shares of Common Stock that may be sold by YA upon exercise of the YA Warrants (as defined below) issued to YA on December 17, 2025. The YA Resales Form S-1 became effective on January 7, 2026. As of June 25, 2026, we have issued 16,032,064 shares of Common Stock upon the exercise of warrants issued to YA.

We are required to file a registration statement to register for resale from time to time up to 19,841,664 shares of Common Stock that may be sold by Brick Lane Capital Management Limited (“Brick Lane”) upon conversion of the promissory note issued to Brick Lane on February 6, 2026 in connection with our investment in Heckler & Koch AG (“H&K”).

As of June 25, 2026, we have issued 28,814,774 shares of Common Stock to Indigo Capital LP (“Indigo”) upon exercise of pre-funded warrants issued to Indigo, in exchange for the extinguishment and cancellation of 337,849 shares of our Series A Preferred Stock held by Indigo.

In addition, certain of our current and former employees, directors, and consultants hold outstanding options, and certain of our current and future employees, directors and consultants have been granted equity awards and purchase rights under the 2022 Plan and the ESPP, as applicable. Holders of Common Stock will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of Common Stock. The Series A Preferred Stock may be converted into shares of Common Stock at the election of the stockholder or the Company, subject to certain conditions set forth in the Series A Certificate of Designations. If shares of Series A Preferred Stock are converted into shares of Common Stock, holders of Common Stock will incur immediate dilution.

The market price of shares of our Common Stock could drop significantly if the holders of the shares of Common Stock described above sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of shares of our Common Stock or other securities. The issuance of additional Common Stock will significantly dilute the equity interests of existing holders of the Company securities and such dilution may also reduce the influence that you may have on the management of the Company through the matters that are presented for voting to the Company’s stockholders.

If you purchase our securities in this offering, you may experience future dilution as a result of future equity offerings or other equity issuances.

In order to raise additional capital, we believe that we will offer and issue additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock in the future. Subject to certain restrictions, we may issue additional securities, including shares of Common Stock, securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or substantially similar securities. As a result of the dilution in net tangible book value to investors purchasing securities in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of the liquidation of our Company. The issuance of securities in future offerings may cause further dilution to our stockholders, including investors in this offering. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering, and investors purchasing other securities in the future could have rights superior to existing stockholders. The price per share at which we sell additional shares of our Common Stock or other securities convertible into or exchangeable for our Common Stock in future transactions may be higher or lower than the price per share in this offering.

Our management has significant flexibility in using the net proceeds of this offering.

We are required to use the net proceeds from this offering for purposes of working capital, strategic investments and acquisitions in accordance with pursuing our Transformation Plan, the repayment in full of the Debenture and the payment of $1.25 million of convertible notes issued in connection with the Lyocon acquisition. We believe that such proceeds will be sufficient to enable us to execute on our announced targeted transactions. It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for us. See “Use of Proceeds.” Within the limitations of the Securities Purchase Agreement, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering. Management’s failure to use these funds effectively could have an adverse effect on the value of our Common Stock and could make it more difficult and costly to raise funds in the future. See “Use of Proceeds” on page 29 of this prospectus.

Even if this offering is successful, we expect to need additional capital in the future to continue our operations, and we cannot be certain that additional financing will be available on favorable terms, or at all. Failure to obtain necessary capital when needed may force us to delay, limit or terminate our ability to develop our products or operate our business.

Historically, we have funded our operations and capital expenditures primarily through equity, debenture and convertible note issuances. We believe that our existing cash and cash equivalents will be insufficient to meet our anticipated cash requirements for at least the next 12 months, and as a result, we will require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. Subject to the limitations set forth in agreements with certain investors, we may sell our Common Stock, convertible securities, and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted, including through issuances under the SEPA. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our Common Stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, development efforts and to respond to business challenges could be significantly impaired, and our business, operating results and financial condition may be adversely affected.

This is a best efforts offering, and no minimum amount of securities is required to be sold.

The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities being offered in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities or amount of proceeds that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to fund our operations, as described under the heading “Use of Proceeds” on page [ ] of this prospectus.

There is no public market for the Pre-Funded Warrants or Series B Preferred Stock being offered in this offering.

There is no established public trading market for the Pre-Funded Warrants or Series B Preferred Stock being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants or Series B Preferred Stock on any securities exchange or nationally recognized trading system, including the NYSE American. Without an active market, the liquidity of the Pre-Funded Warrants and Series B Preferred Stock will be limited.

Risks Relating to Our Business and Operations

There is no guarantee that our acquisitions of interests in Tekne, SYME or Orbit will close.

We have executed the Tekne Purchase Agreement (as defined below), pursuant to which we intend to acquire a controlling interest in Tekne. The Tekne acquisition requires, among other things, approvals by the Italian government and approval of our stockholders prior to closing. There can be no assurance that the Tekne transaction will close in the expected timeframe or at all.

We have entered into a convertible note receivable with SYME to invest up to $5,150,000 in exchange for receiving a controlling interest in SYME. The acquisition of the ownership interest remains subject to receipt of approval from SYME stockholders and certain foreign regulatory approvals and there can be no assurance that the investment will close in the expected timeframe or at all.

On October 31, 2025, we entered into the Orbit Agreement to purchase all of the ownership interests in Orbit owned by Vanguard in a transaction scheduled to close by December 31, 2026. There is no guarantee that the acquisition of Orbit will close in the time frame expected or at all.

In connection with our planned acquisitions of interests in Tekne, SYME and Orbit, we have provided funding to them and may be unable to recoup those payments if the acquisitions do not close.

In connection with our planned acquisitions of interests in Tekne, SYME and Orbit, as of June 25, 2026, we have provided funding of approximately $36.1 million. To the extent that such acquisitions do not close as anticipated, such entities are required to repay all or part of the funds that we have contributed to them. If such entities are unable or unwilling to repay such advanced funds, this would have a material adverse effect on our business, financial condition, results of operations and cash flows.

We face a number of risks related to our strategic transactions.

Our Transformation Plan includes periodic acquisitions and divestitures of businesses and technologies. Strategic transactions of this nature involve numerous risks, including the following:

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Competition for suitable acquisition or investment targets;
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Inability to consummate deals on favorable or acceptable terms, or due to failure to obtain stockholder, government, regulatory or other necessary approvals or satisfy other closing conditions;
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Diversion of management’s attention from normal daily operations of the business;

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Potential difficulties in completing projects associated with in-process research and development;
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Difficulties in entering markets in which we have no or limited prior experience and where competitors have stronger market positions;
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In the case of foreign acquisitions and investments, the impact of particular economic, tax, currency, political, legal and regulatory risks associated with specific countries;
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Inability to successfully integrate the acquired technology, data assets and operations into our business and maintain uniform standards, controls, policies, and procedures;
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Inability to realize synergies or anticipated benefits within the expected time frame or at all;
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Unidentified issues not discovered in our due diligence process, including product or service quality issues, security policies, standards, and practices, intellectual property issues and legal contingencies;
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Inability of an acquisition to further our business strategy as expected or overpay for, or otherwise not realize the expected return on, our investments;
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Expected earn-outs may not be achieved in the time frame or at the level expected or at all;
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Lack of ability to recognize or capitalize on expected growth, synergies or cost savings;
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Insufficient net revenue to offset increased expenses associated with acquisitions;
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Potential loss of key employees of the acquired companies;
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Difficulty in forecasting revenues and margins;
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Inadequate internal control procedures and disclosure controls to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or poor integration of a target company’s or business’ procedures and controls;
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To the extent we use debt to fund acquisitions or for other purposes, our interest expense and leverage will increase significantly, and to the extent we issue equity securities as consideration in an acquisition, current shareholders’ percentage ownership and earnings per share will be diluted;
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Assumption of unknown liabilities; and
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Becoming subject to litigation related to the acquired businesses or assets.

An investment in our Common Stock carries a high degree of risk and stockholders may not be adequately compensated for the business and financial risks associated with an investment in our Common Stock.

A purchase of our Common Stock is subject to a high degree of risk. A purchase of our Common Stock is speculative and requires a long-term commitment, with no certainty of return. Returns generated from our investments may be insufficient to compensate stockholders adequately for the business and financial risks that must be assumed. There is no guarantee that our performance will meet any stockholder’s targeted or projected return. The value of our investments in new businesses may fall, as well as rise, and stockholders may not get back the amount they have invested.

We may make acquisitions or form joint ventures that are unsuccessful.

Our ability to implement our Transformation Plan is partially dependent on our ability to successfully acquire interests in other companies, which creates substantial risk. In order to pursue a growth by acquisition strategy successfully, we must identify suitable candidates for these transactions; however, because of our limited funds, we may not be able to purchase those companies that we have identified as potential successful acquisition candidates. Additionally, we may have difficulty managing post-closing issues such as the integration into our corporate structure. Integration issues are complex, time consuming and expensive and, without proper planning and implementation, could significantly disrupt our business, including, but not limited to, the diversion of management’s attention, the loss of key business and/or personnel from the acquired company, unanticipated events, and legal liabilities. As a result, the consummation of acquisitions or joint ventures may not be successful and, if an acquired business or investment does not perform as expected, it may have an adverse financial impact on the Company.

Related party investments include interests of members of our management that may differ from interests of other investors.

Our Executive Chairman and Co-Chief Executive Officers have identified and negotiated investments, option rights, and other control relationships with respect to certain companies and businesses, in certain cases with the goal of allowing us to ultimately acquire controlling interests in such entities at the right time and on appropriate terms. The initial investment, option, or control relationship creates a conflict of interest when the Company then invests in such entity or business, as such executives may receive benefits (directly or indirectly) not shared by all stockholders. Notwithstanding these conflicts of interest, we believe that having access to strategic transactions sourced by our executives is critical to our future success and anticipate similar transactions in the future. We have such related party transactions reviewed and approved by independent directors and the

Audit Committee; however, such processes and procedures do not ensure that such investments will be successful or beneficial to stockholders.

We may be unable to satisfy our significant debt service obligations, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

Under the debenture that we issued to YA in the principal amount of $25,000,000 in December 2025 (the “Debenture”), we are required to pay monthly installment payments of $2,777,778 of principal plus accrued and unpaid interest beginning in March 2026. We currently do not have, and may not be able to achieve, a level of cash flows from operating activities sufficient for us to pay the principal or interest on our indebtedness and there are limitations on our obtaining funds through using the SEPA entered into with YA. We intend to use proceeds from the offering to repay the Debenture in full. However, if we are unable to repay or otherwise refinance our indebtedness when due, if we fail to comply with covenants in the financing documents with YA, or if any other event of default under the financing documents with YA is not cured or waived, YA could elect to declare all amounts outstanding to be immediately due and payable. In the event YA accelerates the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due to YA could have an adverse effect on our business, financial condition and results of operations and could have a material adverse effect on the trading price of our Common Stock.

The Debenture and other financing documents with YA contain restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.

The terms of the financing documents with YA include a number of covenants that limit our ability and our subsidiaries’ ability to, among other things, incur additional indebtedness, grant liens, or enter into Variable Rate Transactions (as defined in the purchase agreement with YA). If we are unable to repay the Debenture in full from proceeds from the offering, the terms of the financing documents may restrict our current and future operations and could adversely affect our ability to finance our future operations or capital needs. In addition, complying with these covenants may make it more difficult for us to successfully execute our Transformation Plan by limiting our business strategy and preventing potential acquisitions that would benefit our business.

We are an early-stage company with a history of losses. We have not been profitable historically and may not be able to achieve profitability in the future.

Our consolidated financial statements as of and for the year ended December 31, 2025 included in this prospectus have been prepared assuming we will continue as a going concern. If we are unable to generate sufficient cash flow to sustain our operations or raise additional capital in the form of debt or equity financing, this could affect our ability to continue as a going concern in the future. Since our inception in 2015, we have incurred significant net losses and have used significant cash in our business. For the year ended December 31, 2025, we incurred a net loss of $79,071,276 (including significant non-cash expenses), and we had an accumulated deficit of $200,479,831 as of December 31, 2025. For the quarter ended March 31, 2026, we incurred a net loss of $459,898, and we have an accumulated deficit of $200,939,729 as of March 31, 2026. We anticipate that we will incur net losses for the foreseeable future and, even if we increase our revenues, there is no guarantee that we will ever become profitable. Our ability to achieve profitability in the future will depend on a number of factors, many of which are beyond our control.

Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the long term. Our business may be disrupted at any time due to numerous factors outside of our control, including changes in the general macroeconomic outlook, local and regional volatility, global trade disputes, political instability, expropriation or nationalization of property, public health emergencies, and related government policies and restrictions designed to mitigate the effects of such emergencies, civil strife, strikes, insurrections, acts of terrorism, hostilities or the perception that hostilities may be imminent, military conflict, acts of war, including sanctions or other restrictive actions, by the United States or other countries, and natural disasters.

We will require additional capital to finance our operations and implement our business plan and strategy and if we are unable to raise such capital when needed, or on acceptable terms, that could have a material adverse effect on our ability to meet our financial obligations and support continued growth and development.

Consummating and implementing strategic acquisitions and commercializing products and services will require a significant amount of capital. As a result, we expect for some time to continue to incur substantial operating expenses without generating sufficient revenues to cover expenditures. In addition, changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We may obtain funding through public or private equity offerings, private investment in public equity (“PIPE”) offerings, debt financings, joint ventures, partnerships, collaborations, and licensing arrangements, through obtaining credit from financial institutions or other sources. If we raise additional funds through future issuances of equity or convertible debt securities, our then existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Common Stock. If we raise additional funds through issuances of debt, we may be subject to restrictions on our operating activities. However, if we are unable to raise capital when needed or on acceptable terms, that could have a material adverse effect on our continued growth and development and/or we may be forced to cease operations. In addition, if adequate capital is not available to us, it may create substantial doubt among third parties, including suppliers and potential customers. Such doubt could adversely impact our business, reputation, prospects, and our consolidated financial statements. The report from our auditors for our consolidated financial statements as of and for the year ended December 31, 2025 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. These conditions and the related uncertainty regarding our ability to continue operations may materially limit our ability to raise additional funds through the issuance of equity or debt securities or through other financing arrangements. For additional information, refer to Note 1 to the consolidated financial statements included herein, for the Company’s evaluation of the events and conditions and its plans regarding the going concern matter.

To achieve our growth objectives, our management will rely on a rapid succession of strategic acquisitions, investments and procurement arrangements, the pace and scope of which may have the potential to adversely affect the day-to-day operation of our business, and our cash flows, financial condition and results of operations.

We are aggressively pursuing our growth strategy through a series of acquisitions, investments and procurement arrangements. For a company of our size and resources, the rapid pace and volume of deal-making activity may create risks and uncertainties that can have a material adverse effect on the daily conduct of our business, and negatively impact our cash flows, financial condition and results of operations. For example, we are exposed to the risk that the day-to-day management, oversight, and operation of our business and our financial results may be adversely affected by:

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the time and attention spent by our senior management and leadership in the identification and evaluation of prospective strategic initiatives, and the negotiation, funding and closing of those we choose to pursue;
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the time, attention and resources diverted to the integration of acquired businesses;
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the need to secure funding for new acquisitions and strategic investments or transactions;
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the exposure to successor liabilities not sufficiently identified, quantified or understood prior to the closing of a strategic transaction;
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the financial needs and management and operational improvements that may be necessary with respect to targets that are start-ups or emerging growth investments; and
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the potential loss of valuable existing employees or customers as a result of our entering into a strategic transaction with a counterparty with whom they may not wish to continue in an employment or commercial relationship.

We have incurred and may continue to incur substantial indebtedness to finance acquisitions. We have also issued equity and may issue additional equity, or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition, and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders.

Our growth objectives require substantial capital that we may be unable to obtain, or may only obtain at a cost or under terms that adversely affect our cash flows, financial condition and results of operations.

In the event that our acquisitions or capital expenditure requirements are greater than the amounts then available to us, we may not be able to obtain funding from such alternative sources of capital, and may be required to curtail or eliminate contemplated activities. Even if we can obtain capital from alternative sources, the terms of such fundings may not be favorable to us. In particular, the terms of any debt financing may include covenants that significantly restrict our operations. Our inability to grow as planned may reduce our chances of maintaining and improving profitability.

We may have difficulty managing growth in our business, which could adversely affect our financial condition and results of operations.

Growth in accordance with our business strategy, if achieved, could place a significant strain on our financial, operational and management resources. As we expand the scope of our activities and our geographic coverage through both organic growth and acquisitions, there will be additional demands on our financial, legal, accounting, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the failure to recruit and retain experienced managers and other professionals, could have a material adverse effect on our business, liquidity positions, financial condition, results of operations and prospects and our ability to successfully or timely execute our business strategy.

We may experience difficulties in integrating acquired assets into our business and in realizing the expected benefits of an acquisition.

The success of an acquisition, if achieved, will depend in part on our ability to realize anticipated business opportunities and benefits from combining the acquired assets with our business in an effective and efficient manner. The integration process could take longer than anticipated and could result in the loss of key employees, the disruption of each company’s ongoing businesses, tax costs or inefficiencies or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or third parties or our ability to achieve the anticipated benefits, and could harm our financial performance. If we are unable to successfully or timely integrate acquired assets with our business, we may incur unanticipated liabilities and be unable to realize the anticipated benefits, and our business, results of operations and financial condition could be materially and adversely affected.

We may face antitrust and other legal challenges.

We may face antitrust and other legal challenges when acquiring controlling interests in other businesses, which could negatively impact our ability to close acquisition transactions. Antitrust enforcement is currently a priority of the Federal Trade Commission, the Department of Justice and many state agencies. The increasingly challenging antitrust enforcement environment and other regulatory review or approval processes could significantly delay or even prevent our ability to acquire controlling interests in other businesses and increase our acquisition costs, which could adversely affect our overall growth strategy.

Our limited operating history makes evaluating our business, the risks and challenges we may face and our future prospects difficult.

From our inception in 2015 to early 2025, we focused principally on developing our blue laser systems. We are now diversifying our business as described in our Transformation Plan. As a result, we have a limited history operating our business, and therefore a limited history upon which you can base an investment decision. If actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially and adversely affected. You should consider our prospects in light of the risks and uncertainties companies encounter when introducing new technologies into a competitive landscape.

Our products and services involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could harm our business. The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.

In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our products and our technology. The period between initial discussions with a potential customer and the sale of our products typically depends on a number of factors, including the potential customer’s attitude towards innovative products, the potential customer’s budget and whether the potential customer requires financing arrangements. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle. While our customers are evaluating our products, we may incur substantial sales, marketing and research and development expenses in exploring and demonstrating the suitability of our products to a customer’s needs. Once a customer makes a formal decision to purchase our product, the fulfillment of the sales order by us requires a substantial amount of time. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources on attracting prospective customers without having certainty of generating sales.

These lengthy sales and installation cycles also increase the risk that our customers fail to satisfy their payment obligations or cancel orders before the completion of the transaction or delay the planned date for installation. If a customer terminates for convenience, we may be unable to recover some of our costs that we incurred prior to cancellation. We may need to procure long lead time items or place large order lot quantities for critical material well in advance of a termination leaving us with excess inventory. Our operating expenses are based on anticipated sales levels, and certain of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, we may incur significant expenses without ever receiving revenue to offset those expenses, which would materially adversely affect our business and results of operations.

If we fail to meet our customers’ price expectations, demand for our products could be negatively impacted and our business and results of operations could suffer.

Our long-term success will depend in part on our ability to price our products competitively. Many factors, including our production and personnel costs and our competitors’ pricing and marketing strategies, can significantly impact our pricing strategies. If we fail to meet our customers’ price expectations in any given period, demand for our products could be negatively impacted and our business and results of operations could suffer.

We anticipate that we will derive a portion of our revenue from government entities, and significant changes in the contracting or fiscal policies of such government entities could have an adverse effect on our business and operating results.

The growth of our business may be impacted by our partnerships with government entities and on our successful procurement of additional government contracts. However, demand is often unpredictable from government entities, and there can be no assurance that we will be able to generate revenue from the public sector. Factors that could impede our ability to generate revenue from government contracts, include, but are not limited to:

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public sector budgetary cycles and funding authorizations;

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changes in fiscal or contracting policies;
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decreases in available government funding;
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changes in government programs or applicable requirements; and
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potential delays or changes in the government appropriations or other funding authorization processes.

We are highly dependent on key executives and if we are unable to attract and retain key employees and hire qualified management, technical, engineering, and sales personnel, our ability to compete and successfully grow our business could suffer.

We believe that our success and our ability to reach our strategic objectives are highly dependent on our ability to recruit and retain key management, technical, engineering, production and sales personnel. If we are unable to recruit or retain any of our key employees, this could disrupt our operations, delay the development and introduction of our products and services and negatively impact our business, prospects, financial condition, and operating results.

If we lose a member of our management team or other key employee, it may prove difficult for us to replace him or her with a similarly qualified individual, which could impact our business and operating success. In addition, we do not have “key person” life insurance policies covering any of our officers or other key employees.

Our expectations and targets regarding the times when we will launch our products depend in large part upon assumptions, estimates, measurements, testing, analyses and data developed and performed by us, which if incorrect or flawed, could have a material adverse effect on our actual operating results and performance.

Our expectations and targets regarding the times when we will launch our products reflect our current expectations and estimates. Whether we will achieve these objectives when we expect depends on a number of factors, many of which are outside our control, including, but not limited to:

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success and timing of our development activity and ability to develop systems that achieve our desired performance metrics and achieve any requisite industry validations;
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unanticipated technical or manufacturing challenges or delays;
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adverse developments in relationships with any partners, including termination of any partnerships or changes in our partners’ timetables and business plans, which could hinder our development efforts; and
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whether we can manage relationships with key suppliers and the availability of the raw materials and components we need.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our ability to achieve our objectives when planned and our business, results of operations and financial results.

We expect to incur significant research and development expenses and devote substantial resources to commercializing new products, which could increase our losses and negatively impact our ability to achieve or maintain profitability.

We will require significant capital to develop products and expect to incur significant expenses, including, but not limited to, those relating to research and development, procurement of raw materials and components, capital spending, leases, sales and distribution as we build our brand and market our products and services, and general and administrative costs as we scale our operations. If we are unable to efficiently design, appropriately price, and cost-effectively produce, sell and distribute our products and services, our anticipated margins, profitability and prospects would be materially and adversely affected.

Our insurance coverage may not adequately protect us from harm or losses we may suffer.

We may be subject, in the ordinary course of business, to losses resulting from product liability, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do or may have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results. Furthermore, although we plan to obtain and maintain insurance for damage to our property and the disruption of our business, this insurance may be challenging to obtain and maintain on terms acceptable to us and may not be sufficient to cover all of our potential losses.

There is no assurance that we will be able to execute on our business model.

Investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond our control, including substantial risks and expenses in the course of establishing or entering new markets, developing and commercializing new products and technologies, organizing operations and undertaking marketing activities. The likelihood of our success must be considered in light of these risks, expenses, complications, delays and the competitive environment in which we operate. We will continue to encounter risks and difficulties frequently experienced by pre-commercial and early-commercial stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. Any investment in our Company is therefore highly speculative and could result in the loss of your entire investment.

Expanding operations internationally will subject us to a variety of risks and uncertainties that could adversely affect our business and operating results.

As we expand our business, we intend to work with customers, suppliers and other partners around the world. Managing further international expansion will require additional resources and controls. Any expansion internationally could subject our business to risks associated with international operations, including:

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difficulties in staffing and managing foreign operations due to differences in culture, laws and customer expectations, and the increased travel, infrastructure, and legal and compliance costs associated with international operations;
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compliance with multiple, potentially conflicting and changing governmental laws, regulations, and permitting processes including environmental, banking, employment, tax, privacy, safety, security and data protection laws and regulations;
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compliance with U.S. and foreign anti-bribery laws including the Foreign Corrupt Practices Act and the U.K. Anti-Bribery Act;
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greater difficulties in securing or enforcing our intellectual property rights in certain jurisdictions, or in potential infringement of third-party intellectual property rights in new jurisdictions;
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difficulties in collecting payments in foreign currencies and associated foreign currency exposure;
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increases or decreases in our expenses caused by fluctuation in foreign currency exchange rates;
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restrictions on repatriation of foreign earnings;
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compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and compliance with applicable U.S. tax laws as they relate to international operations, including product transfer pricing, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws;
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changes in import and export controls and tariffs imposed by the United States or foreign governments;
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changes in regulations that would prevent us from doing business in specified countries; and
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regional economic and political conditions

We use novel technologies, and potential customers may be hesitant to make a significant investment in our technology or switch from the technology they are currently using.

We use novel technologies that are deployed in a novel way and will compete with currently existing technologies. Even if our products are superior to existing products, potential customers may choose products from our competitors that are based on existing technologies due to wider market acceptance and familiarity with such technologies. Moreover, given the limited history of our technology, potential customers may be hesitant to make a significant investment in our products. If our technology does not achieve market acceptance, then our business and results of operations would be materially adversely affected.

Our market is characterized by rapid technological changes demanding a significant investment in research and development, and, if we fail to address changing market conditions, our business and operating results will be harmed.

Our market is subject to rapid innovation and technological change. While we intend to invest substantial resources to remain on the forefront of technological development, continuing advances in technology, changes in customer requirements and preferences and the emergence of new standards, regulations and certifications could adversely affect adoption of our products either generally or for particular applications. Our ability to compete depends, in large part, on our success in developing and introducing our products in a timely fashion, in improving our existing products and technology and finding new applications for our technology. We believe that we must continuously enhance and expand the functionality and features of our products and technologies in order to remain competitive. However, we may not be able to develop cost-effective new products and technologies that address the increasingly complex needs of prospective customers.

Risks Relating to Litigation and Regulation

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business and results of operations.

We are subject to laws and regulations enacted by national, regional, and local governments. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time-consuming, and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments, and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business.

Litigation, regulatory actions, and compliance issues could subject us to significant fines, penalties, judgments, remediation costs, negative publicity, and requirements resulting in increased expenses.

We may from time to time be involved in legal proceedings, administrative proceedings, claims and other litigation, with governmental agencies and entities as well as private parties, which arise in the ordinary course of business. Litigation can be expensive, lengthy, and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Responding to lawsuits brought against us, or legal actions that we may initiate, can be expensive and time-consuming. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. To the extent such proceedings also generate negative publicity, our reputation and business could also be adversely affected. In addition, handling compliance issues and the settlement of claims could adversely affect our financial condition and results of operations.

Laws, regulations, and rules relating to privacy, information security, and data protection could increase our costs and adversely affect our business opportunities. In addition, the ongoing costs of complying with such laws, regulations, and rules could be significant.

We are subject to various laws regarding privacy, information security and data protection. In particular, our handling of data relating to individuals is subject to a variety of laws and regulations relating to privacy, data protection, and information security, and it may become subject to additional obligations, including contractual obligations, relating to our maintenance and other processing of this data. For example, the European Union’s General Data Protection Regulation, or GDPR, and similar legislation adopted in the U.K., impose stringent data protection requirements and provide for significant penalties for noncompliance. In the United States, California has enacted legislation, the California Consumer Privacy Act, or CCPA, that, among other things, requires covered companies to provide disclosures to California consumers, and afford such consumers abilities to opt-out of certain sales of personal information.

Additionally, we may be bound by contractual requirements applicable to our collection, use, processing, and disclosure of various types of data, and may be bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs in the future, and it is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. Any actual or perceived inability to adequately address privacy and security concerns or to comply with applicable laws, rules, regulations, and other actual or asserted obligations relating to privacy, data protection, and information security could result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, fines, penalties, and other liabilities, and have an adverse effect on our business, prospects, results of operations, financial position, and reputation.

We must comply with and could be impacted by various export controls and trade and economic sanctions laws and regulations that could negatively affect our business and may change due to diplomatic and political considerations outside of our control.

We expect to do business throughout the world. Doing business on a global basis requires us to comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the U.K. Bribery Act 2010, as well as the laws of the countries where we do business. We are also subject to various trade restrictions, including trade and economic sanctions and export controls, imposed by governments around the world with jurisdiction over our operations. For example, in accordance with trade sanctions administered by the Office of Foreign Assets Control (“OFAC”) and the U.S. Department of Commerce, we are subject to limitations on or are prohibited from engaging in transactions involving certain persons and certain designated countries or territories, including Belarus, Cuba, Iran, Syria, North Korea, Russia, and certain occupied territories in Ukraine. In addition, our products are subject to export regulations that can involve significant compliance time and may add additional overhead cost to our products. In recent years the U.S. government has had a renewed focus on export matters. For example, the Export Control Reform Act of 2018 and regulatory guidance have imposed additional controls, and may result in the imposition of further additional controls, on the export of certain “emerging and foundational technologies.” Violations of the International Traffic in Arms Regulations (“ITAR”) or other applicable trade compliance regulations could result in significant sanctions including fines, more onerous compliance requirements and debarments from export privileges or loss of authorizations needed to conduct our international business. A violation of ITAR or other applicable trade regulations could have a material adverse effect on our business, financial condition and results of operations.

We could be liable for environmental damages resulting from our operations, which could impact our reputation, our business, and our operating results.

We are subject to federal, state, local and foreign environmental laws and regulations depending on where our operations are located and where we ship our products. Environmental laws and regulations can be complex and may often change. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines, and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties or third-party damages. In addition, environmental laws and regulations such as the Comprehensive Environmental Response, Compensation and Liability Act in the United States impose liability on several grounds including for the investigation and cleanup of contaminated soil and ground water, for building contamination, for impacts to human health and for damages to natural resources. If contamination is discovered in the future at properties formerly owned or operated by us or currently owned or operated by us, or properties to which hazardous substances were sent by us, it could result in our liability under environmental laws and regulations. Many of our current and future customers have high sustainability standards, and any environmental noncompliance by us could harm our reputation and impact a customer’s buying decision. The costs of complying with environmental laws, regulations, and customer requirements, and any claims concerning noncompliance or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or our operating results.

Risk Relating to Intellectual Property

We may be unable to protect, defend, maintain, or enforce our intellectual property rights for the intellectual property on which our business depends, including against existing or future competitors. Failure to protect defend, maintain and enforce that intellectual property could result in our competitors offering similar products, potentially adversely affecting our growth and success.

Our commercial success will depend in part on our success in obtaining and maintaining trademarks and other intellectual property rights in the United States and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

Our intellectual property is critical to our business and although we have taken many measures to protect our trade secrets, including agreements, limited access, segregation of knowledge, password protections, and other measures, policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope, or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may harm our business, prospects and reputation.

We have already and expect to continue to incur substantial expense and costs in protecting, enforcing and defending our intellectual property rights against third parties. Future litigation relating to protecting our rights could be time consuming and expensive. We rely primarily on copyright, patent, trade secret, and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights.

However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition, or operating results. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the United States or may even formally or tacitly encourage the piracy of foreign intellectual property. As a result, we may not be able to protect our proprietary rights adequately abroad.

We rely, in part, on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense, and enforcement of intellectual property rights. The process of applying for and obtaining a patent is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. We may not be successful in protecting our proprietary rights, and unauthorized parties may be able to obtain and use information that we regard as proprietary.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and future patents may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Patents, if issued, may be challenged, deemed unenforceable, invalidated, or circumvented. Proceedings challenging patents could result in either loss of the patent, or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision may result in a third party receiving a patent right sought by us, which in turn could affect our ability to commercialize our products.

Competitors could purchase our products and attempt to replicate or reverse engineer some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Further, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights. The degree of future protection for our proprietary rights is uncertain.

Our former secured lenders obtained our existing patent portfolio in connection with the Foreclosure sale. While we retain our trademarks, trade secrets, know-how, and other intellectual property rights, we may have to initiate legal action in order to clearly establish ownership rights with respect to such intellectual property. Further, the former secured lenders may sue us for infringement if they believe our continued participation in the laser industry is in violation of the patents they acquired through the Foreclosure.

We may be subject to third-party claims of infringement, misappropriation or other violations of intellectual property rights, or other claims challenging our agreements related to intellectual property, which may be time consuming and costly to defend, and could result in substantial liability.

Companies, organizations, or individuals, including our competitors and former secured lenders, may hold or obtain patents, trademarks, or other proprietary rights that they may in the future allege are infringed by our products or services. These companies holding patents or other intellectual property rights allegedly relating to our technologies could, in the future, make claims or bring suits alleging infringement, misappropriation, or other violations of such rights, or otherwise assert their rights and by seeking royalties, lost profits, treble damages, attorney fees and injunctions. If a claim is successfully brought in the future and we or our products are determined to have infringed, misappropriated, or otherwise violated a third party’s intellectual property rights, we may be required to do one or more of the following:

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cease selling or using our products that incorporate the challenged intellectual property;
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pay substantial damages, including lost profits of the holder of the intellectual property rights (as well as increased damages up to treble damages and attorneys’ fees if our infringement is determined to be willful);
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obtain a license from the holder of the intellectual property right, which may not be available on reasonable terms or at all; or

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redesign our products or means of production, which may not be possible or cost-effective.

Any of the foregoing could adversely affect our business, prospects, operating results, and financial condition. In addition, any litigation, whether to protect our intellectual property to defend against the claims of others, whether or not valid, could harm our reputation, result in substantial costs and can be disruptive to our business operations by diverting attention and energies of management and key technical personnel and by increasing our costs of doing business.

We may also license technology from third parties and incorporate components supplied by third parties into our products, which could result in our having to incur significant costs. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensors fail to abide by the terms of the licenses or fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable, our business may suffer. We may in the future face claims that our use of such technology or components infringes or otherwise violates the rights of others, which would subject us to the risks described above. We may in some cases seek indemnification from our licensors or suppliers under our contracts with them, but our rights to indemnification or our suppliers’ resources may be unavailable or insufficient to cover our costs and losses.

In addition, we generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. However, third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

We may not be able to protect our intellectual property rights throughout the world.

A company may attempt to commercialize competing products utilizing our proprietary design, trademarks or trade names in foreign countries where we do not have any patents or patent applications and where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting and defending patents or trademarks on our current and future products in all countries throughout the world would be prohibitively expensive. The requirements for patentability and trademarking may differ in certain countries, particularly developing countries. The laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States.

Consequently, we may not be able to prevent third parties from utilizing our inventions and trademarks in all countries outside the United States. Competitors may use our technologies or trademarks in jurisdictions where we have not obtained patent or trademark protection to develop or market their own products and further, may export otherwise infringing products to territories where we have patent and trademark protection, but enforcement on infringing activities is inadequate. These products or trademarks may compete with our products or trademarks, and our patents, trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trademarks and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents and trademarks or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent and trademarks rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents and trademarks in those jurisdictions, as well as elsewhere at risk of being invalidated or interpreted narrowly and our patent or trademark applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors.

Many of our current and former employees and consultants were previously employed at or engaged by other technology-based companies, including our competitors or potential competitors. Some of these employees, consultants and contractors, may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Our efforts to ensure that our employees and consultants do not use the intellectual property, proprietary information, know how or trade secrets of others in their work for us may not be successful, and we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers or competitors.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales representatives. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.

We rely on protection of trade secrets, know-how and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event the unwanted use is outside the scope of the provisions of the contracts or in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. The protections we place on our intellectual property or other proprietary rights may not be sufficient. Monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our products, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Further, it is possible that others will independently develop the same or similar technology or products or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology or products similar to ours or competing technologies or products, our competitive market position could be materially and adversely affected.

Other Risks

Cyber-attacks and other disruptions, security breaches, and incidents could have an adverse effect on our business, harm our reputation, and expose us to liability.

Computer malware, viruses, physical or electronic break-ins, and similar disruptions and security breaches or incidents could lead to interruption and delays in our services and operations and loss, misuse or theft of data, financial information, and

Company funds. Computer malware, viruses, ransomware and other malicious code, and hacking and phishing attacks have become more prevalent and may occur on our systems in the future. Threats to and vulnerabilities in our systems and infrastructure and those of our third-party service providers may result from human error, fraud, or malice on the part of our employees or third-party service providers or by malicious third parties, including state-sponsored organizations with significant financial and technological resources, or from accidental technological failure. Attempts by cyber attackers or others to disrupt our services or systems or those of our third-party service providers, as well as employee or service provider error or malfeasance, technical failures, or other causes of security breaches and incidents could harm our business, result in a loss of intellectual property, result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, fines, penalties, and other liabilities, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand.

In October 2025, we were the victim of email fraud due to our receiving an invoice from a criminal actor posing as our financial advisor and our paying the invoice amount to the criminal actor’s bank account based on the falsified wiring instructions. As a result, we incurred a loss of $1,005,352. We pursued recovery of this amount with the banks involved in the wire transfer, but at this time we do not expect that we will be able to recover such funds. We are working to enhance our controls relating to electronic payments by or for us that we believe will reduce our risk of becoming a victim of future frauds related to our payments, including by wire transfers. However, cyber-related criminal activities continue to evolve and increase in sophistication, frequency and severity. As a result, any control enhancements that may be made to our controls may not be successful in avoiding our becoming a victim to further cyber-related crimes.

Efforts to prevent cyber attackers from entering and disrupting computer systems are expensive to implement, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party service providers. Despite the security measures that we and our service providers utilize, our infrastructure and that of our service providers may be vulnerable to physical break-ins, ransomware, computer viruses, other malicious code attacks by hackers, phishing attacks, social engineering, or similar disruptive problems. Though it is difficult to determine what, if any, harm may directly result from any specific interruption, attack or other security breach or incident, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses and liabilities, harm our reputation, brand and ability to attract customers.

Costs, expenses, and other liabilities relating to any actual or perceived disruption or security breach or incident may not be covered adequately by insurance, and may result in an increase in our costs for insurance or insurance not being available to us on economically feasible terms, or at all. Insurers may also deny us coverage as to any future claim. Any of these results could harm our financial condition, business and reputation.

Natural disasters, unusual weather conditions, epidemic outbreaks, terrorist acts, and political events could disrupt our business. Interruption or failure of our infrastructure could hurt our ability to effectively perform our daily operations and provide and produce our products and services, which could damage our reputation and harm our operating results.

We are vulnerable to natural disasters and significant disruptions including floods, earthquakes, fires, hail storms, snow storms, water shortages, other extreme or unusual weather conditions, epidemics or pandemics, acts of terrorism, war or disruptive political events where our facility is located, or where our third-party suppliers’ facilities are located, power shortages, and blackouts and aging infrastructures. Furthermore, climate change appears to have increased, and may continue to increase, the rate, size, and scope of these natural disasters. In the event of such a natural disaster or other disruption, we could experience disruptions to our operations or the operations of suppliers, subcontractors, distributors or customers, which could affect our ability to fulfill our customer contracts or damage our reputation, which would have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Being a Public Company

We have received Notices of Noncompliance from the NYSE American and the NYSE American may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our Common Stock is publicly traded on the NYSE American under the symbol “BURU.” In order to continue listing our securities on the NYSE American, we are required to maintain certain financial, distribution and stock price levels. On April 29, 2025, we received a Notice of Noncompliance from NYSE Regulation indicating that we were not in compliance with Section 1003(a)(i) of the NYSE American LLC Company Guide (the “Company Guide”), which requires a company to maintain stockholders’ equity of $2,000,000 or more if it has reported losses from continuing operations or net losses in two of its three most recent fiscal years.

As required by the Company Guide, on May 29, 2025, we submitted a detailed plan to NYSE Regulation advising of actions we have taken or will take to regain compliance with the continued listing standards (the “Compliance Plan”) by the compliance deadline of October 29, 2026, which includes the implementation of our previously announced Transformation Plan. On July 22, 2025, the NYSE American notified us that it had accepted our Compliance Plan and granted a plan period through October 29, 2026 (the “Plan Period”).

On May 12, 2026, in light of our reported stockholders’ deficit of approximately $15.2 million as of December 31, 2025 and historical net losses, we received a notice of noncompliance with NYSE American continued listing standards (the “2026 Notice”) indicating that we were not in compliance with Section 1003(a)(ii) of the Company Guide, which requires a company to maintain stockholders’ equity of $4.0 million or more if it has reported losses from continuing operations or net losses in three of its four most recent fiscal years. In connection with the 2026 Notice, the NYSE American is not requiring that a new compliance plan be provided by us and we will continue to operate in accordance with the Compliance Plan previously accepted by NYSE American.

NYSE American will review us periodically for compliance with the Compliance Plan. If we are not in compliance with the continued listing standards by October 29, 2026, or if we do not make progress consistent with the Compliance Plan during the Plan Period, NYSE American may initiate delisting proceedings as appropriate. However, we may appeal a staff delisting determination in accordance with the Company Guide.

NYSE American’s acceptance of the Compliance Plan has no immediate effect on the listing or trading of our securities and our Common Stock will continue to trade on the NYSE American under the symbol “BURU” during the Plan Period with the designation of “.BC” to indicate that we are not in compliance with the NYSE American’s continued listing standards.

In addition, under Section 1003(f)(v) of the Company Guide, if a company’s common stock sells at an abnormally low price for a substantial period of time, its common stock could be delisted. NYSE American views stock trading at below $0.20 as being in the range of abnormal and will halt trading and may move to delist common stock that trades below $0.10, or may otherwise require a company to immediately implement a reverse stock split, if it has authority to do so. Trading of our Common Stock was halted by NYSE American on February 13, 2026, because the trading price dropped below NYSE American’s minimum trading price of $0.10. We implemented a 1-for-4.99 reverse stock split on February 27, 2026, in order to return to compliance with the minimum trading price requirement. Our Common Stock resumed trading on the NYSE American on March 2, 2026. We cannot provide assurance that any increase in trading of our Common Stock above $0.10 will be sustained.

If the NYSE American delists our Common Stock from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including: a limited availability of market quotations for our securities; reduced liquidity for our securities; brokers declining to transact in our stock; limited amount of news and analyst coverage; and a decreased ability to issue additional securities or obtain additional financing in the future.

We have had to restate previously issued consolidated financial statements and, as part of that process, we identified material weaknesses in our internal control over financial reporting. If we are unable to develop and maintain effective internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and may adversely affect our business, financial condition and results of operations.

We have had to restate to correct certain misstatements in our consolidated financial statements and have identified and disclosed material weaknesses in our internal controls over reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reporting and prevent fraud.

In our Form 10-Q for the quarter ended September 30, 2025, our management concluded that our internal control over financial reporting was not effective due to a material weakness in our control environment around the accounting and presentation of complex financial instrument transactions that was not effectively designed or maintained. Additionally, subsequent to the end of the third quarter of 2025, management identified a material weakness related to wire-transfer authorization that resulted in a fraudulent disbursement.

To remediate such weaknesses, we intend to (i) hire additional qualified personnel to address inadequate segregation of duties and ineffective risk management; and (ii) adopt sufficient written policies and procedures for accounting and financial reporting. These remediation measures may be time-consuming and costly, and there is no assurance that these initiatives will ultimately have the intended effects. Any failure to maintain effective internal control over financial reporting could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our consolidated financial statements are not accurate or are not filed on a timely basis, we could be subject to regulatory scrutiny, investigations or enforcement actions, which could have an adverse effect on our business, financial condition and results of operations. Ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We can provide no assurance that the measures that we plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or a circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not be successful or effective in managing a public company that is subject to significant regulatory oversight and reporting obligations under federal securities laws. We may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices, or internal controls over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

Our quarterly results and key metrics are likely to fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations and key metrics may vary significantly in the future, and period-to-period comparisons of our results of operations and key metrics may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly results of operations and key metrics may fluctuate as a result of a variety of factors, many of which are outside of our control, and as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly results may negatively impact the value of our securities. Factors that may cause fluctuations in our quarterly results of operations and key metrics include, without limitation, those listed elsewhere herein and:

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our ability to generate revenue;
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our ability to raise capital;
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our ability to maintain our listing on NYSE American or any other exchange;
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our ability to repay our outstanding debt and other obligations;
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our ability to expand our number of customers and sales;
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our ability to hire and retain employees;
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the timing of expenses and recognition of revenue;
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the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, as well as international expansion;
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changes in our pricing or the pricing of our competitors;
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changes in the competitive dynamics of our industry, including consolidation among competitors;
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changes in laws and regulations that impact our business;
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the timing of expenses related to any future acquisitions, including our ability to successfully integrate, and fully realize the expected benefits of, any completed acquisitions;
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health epidemics or pandemics;
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civil unrest and geopolitical instability (including war in the Middle East); and
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general political, economic, and market conditions.

The redemption of our Series A Preferred Stock may require a significant amount of cash and may result in adverse tax consequences.

Pursuant to the Series A Certificate of Designations, on January 31, 2025, which was the two-year anniversary of the issuance of our Preferred Stock, because the conversion price exceeded the VWAP of Common Stock, we became obligated to redeem all outstanding shares of Series A Preferred Stock for $10.00 in cash per share, subject to our having legally available funds to pay such amount. In connection with any such redemption, we may also be required, pursuant to the Inflation Reduction Act of 2022, to pay an excise tax of 1% on the fair market value of any Series A Preferred Stock redeemed. The redemption of the Series A Preferred Stock and the payment of any excise tax would adversely affect our business, financial position and results of operations. While certain holders of Series A Preferred Stock have issued a demand for redemption, we do not believe that we currently have funds legally available to pay the redemption amount as determined under Delaware law.

Our stock price may change significantly and you could lose all or part of your investment as a result.

The trading price of our Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. These broad market and industry fluctuations may adversely affect the market price of our Common Stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we are involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our industry, our stock price and trading volume could decline.

The trading market for our Common Stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. In addition, some financial analysts may have limited expertise with our model and operations. Furthermore, if one or more of the analysts who do cover us downgrade our stock or industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Common Stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Future sales of substantial amounts of our Common Stock in the public markets, or the perception that such sales could occur, could cause the market price of our Common Stock to drop significantly, even if our business is doing well, and certain selling securityholders still may receive significant proceeds.

The sale of shares of our Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As disclosed in this prospectus and in prior filings with the SEC, we have issued a significant number of shares of Common Stock and warrants and convertible notes that may be converted into shares of Common Stock. Certain of these securities were or may be purchased at prices that are significantly below the current trading price of our Common Stock and the resale of such shares could result in the selling securityholder’s realizing a significant gain. Resales of our Common Stock or other securities under such circumstances may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales could also cause the market price of our Common Stock to decline if such equity holders sell or are perceived by the market as intending to sell any such securities, and make it more difficult for you to sell your shares of Common Stock at a time and price that you deem appropriate.

We have issued some of our securities in connection with investments or acquisitions. The amount of shares of Common Stock issued in connection with an investment or acquisition has and could in the future constitute a material portion of our then-outstanding shares of Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.

Anti-takeover provisions in our Governing Documents could delay or prevent a change of control.

Certain provisions of our Governing Documents may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. The provisions include, among others, those summarized in “Description of Securities We are Offering” below.

Our outstanding convertible notes, preferred stock, and warrants contain anti-dilution protection, which may cause significant dilution to our stockholders.

The issuance of shares of Common Stock upon the conversion of convertible notes, preferred stock, and warrants would dilute the percentage ownership interest of holders of our Common Stock, dilute the book value per share of our Common Stock and increase the number of our publicly traded shares, which could depress the market price of our Common Stock.

In addition, certain of these securities generally contain weighted average anti-dilution provisions which, subject to limited exceptions, would increase the number of shares issuable upon conversion of such securities (by reducing the conversion or exercise price) in the event that we in the future issue Common Stock, or securities convertible into or exercisable to purchase Common Stock, at a price per share lower than the conversion price then in effect.

Our Common Stock is subordinated to our Preferred Stock.

In connection with the BC Closing, we declared an issuance of shares of Series A Preferred Stock to certain holders of record of Common Stock as of the close of business on the BC Closing Date. Such Series A Preferred Stock is convertible into shares of Common Stock at any time at the holder’s option, and in certain circumstances at our option, subject to the conversion procedures and at the conversion price described in the Series A Certificate of Designations. As described in the Series A

Certificate of Designations, shares of Series A Preferred Stock rank senior to shares of Common Stock, with respect to rights on the distribution of assets in any voluntary or involuntary liquidation, dissolutions or winding up of the affairs of the Company.

Because there are no current plans to pay cash dividends on our Common Stock or Preferred Stock for the foreseeable future, you may not receive any return on investment unless you sell your shares for a price greater than that which you originally paid.

We intend to retain future earnings, if any, for future operations, expansion and debt repayment (if any) and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount, and payment of any future dividends on shares of our Common Stock or our Preferred Stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition, and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders and us, and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any current or future indebtedness we may incur. As a result, you may not receive any return on an investment in our Common Stock unless you sell shares for a price greater than that which you originally paid.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $35.5 million, based on an assumed combined public offering price of $0.1414 per share of Common Stock and accompanying 0.2121 share of Series B Preferred Stock, which is the last reported sale price per share of our Common Stock on the NYSE American on June 25, 2026, after deducting estimated Placement Agent fees and the estimated offering expenses payable by us, assuming no sale of any Pre-Funded Warrants in this offering. Because this is a best efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus. Based on the assumed offering price set forth above, we estimate that our net proceeds from the sale of 75%, 50%, and 25% of the securities offered in this offering would be approximately $26.9 million, $17.9 million, and $8.8 million, respectively, after deducting the estimated Placement Agent fees and estimated offering expenses payable by us, and assuming no sale of any Pre-Funded Warrants.

We are required to use the net proceeds from this offering for purposes of working capital, strategic investments and acquisitions in accordance with pursuing our Transformation Plan, repayment of the Debenture in full and payment of $1.25 million of convertible notes issued in connection with the Lyocon acquisition. We believe that such proceeds will be sufficient to enable us to execute on our announced targeted transactions. Under the Securities Purchase Agreement, we are not permitted to use such proceeds for (i) for the satisfaction of any portion of our debt (other than as described above and for payment of trade payables in the ordinary course of our business and prior practices), (ii) for the redemption of any Common Stock or common stock equivalents, (iii) for the settlement of any outstanding litigation or (iv) in violation of FCPA or OFAC regulations.It is possible that, pending their use, we may invest the net proceeds in a way that does not yield a favorable, or any, return for us. Within the limitations of the Securities Purchase Agreement, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

This expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The foregoing represents our intentions as of the date of this prospectus based upon our current plans and business conditions to use and allocate the net proceeds of the offering. However, our management and our Board will have significant flexibility and discretion in the timing and application of the net proceeds of the offering. Unforeseen events or changed business conditions may result in application of the proceeds of the offering in a manner other than as described in this prospectus. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not result in our being profitable or increase our market value.

DETERMINATION OF OFFERING PRICE

The final offering price of the securities we are offering will be negotiated among us, the Placement Agent and the investors in the offering based on the trading of our shares of Common Stock prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering include:

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the information in this prospectus and otherwise available to us, including our financial information;
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the history and the prospects for the industry in which we compete;
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the prospects for our future earnings;
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the state of our Transformation Plan and our current financial condition;

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the market price of our Common Stock listed on the NYSE American;
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the general condition of the economy and the securities markets in the United States at the time of this offering; and
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other factors that were deemed relevant.

Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

DILUTION

If you invest in our securities, you will experience immediate and substantial dilution to the extent of the difference between the effective public offering price per share of Common Stock in this offering and the pro forma as adjusted net tangible book value per share of our Common Stock immediately after the offering.

Our net tangible book value per share is determined by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of Common Stock outstanding. The historical net tangible book deficit of our Common Stock as of March 31, 2026 was approximately $19.9 million, or $0.13 per share, based on 154,588,426 shares of our Common Stock outstanding at March 31, 2026.

Our pro forma net tangible book value as of March 31, 2026, was approximately $9.5 million, or $0.05 per share, after giving effect to the following: (i) the issuance of 2,126,609 shares of Common Stock upon the exercise of outstanding in-the-money warrants, assuming each warrant is cashless exercised for one share of Common Stock on March 31, 2026, (ii) the issuance of 23,300,646 shares of Common Stock upon conversion of outstanding convertible notes, assuming the conversion price in effect as of March 31, 2026 and (iii) the issuance of 13,467 shares of Common Stock upon conversion of Series A Preferred Stock, each of which is not included in the number of shares of Common Stock outstanding as of March 31, 2026, as further detailed below.

After giving further effect to the sale of shares of Common Stock and accompanying 570,000 shares of Series B Preferred Stock to be sold in this offering (assuming no sale of any Pre-Funded Warrants), at the assumed combined public offering price of $0.1414 per share of Common Stock and accompanying 0.2121 share of Series B Preferred Stock, which is the last reported sale price per share of our Common Stock on the NYSE American on June 25, 2026, and after deducting the estimated Placement Agent fees and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been approximately $45.0 million, or $0.10 per share of Common Stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.05 per share to existing stockholders and an immediate dilution of $0.04 per share to new investors in this offering. The following table illustrates this dilution on a per share basis:

Assumed combined public offering price per share and 0.2121 share of Series B Preferred Stock	$0.14
Historical net tangible book deficit per share as of March 31, 2026	$(0.13)
Pro forma net tangible book value per share as of March 31, 2026	$0.05
Increase in pro forma as adjusted net tangible book value per share to existing stockholders	$0.05
Pro forma as adjusted net tangible book value per share as of March 31, 2026, after this offering	$0.10
Dilution per share to new investors	$0.04

If we sell only 75% of the securities offered in this offering, at an assumed public offering price of $0.1414 per share (which is the last reported sale price of our Common Stock on NYSE American on June 25, 2026), assuming no sale of any Pre-Funded Warrants in this offering and after deducting the estimated Placement Agent fees and the estimated expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been approximately $36.3 million, or $0.10 per share of Common Stock. This represents an immediate increase in net book value of $0.05 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.05 per share to new investors participating in this offering.

If we sell only 50% of the securities offered in this offering, at an assumed public offering price of $0.1414 per share (which is the last reported sale price of our Common Stock on NYSE American on June 25, 2026), assuming no sale of any Pre-Funded Warrants in this offering and after deducting the estimated Placement Agent fees and the estimated expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been approximately $27.3 million, or $0.09 per share of Common Stock. This represents an immediate increase in net book value of $0.04 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.05 per share to new investors participating in this offering.

If we sell only 25% of the securities offered in this offering, at an assumed public offering price of $0.1414 per share (which is the last reported sale price of our Common Stock on NYSE American on June 25, 2026), assuming no sale of any Pre-Funded Warrants in this offering and after deducting the estimated Placement Agent fees and the estimated expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2026 would have been approximately $18.2 million, or $0.07 per share of Common Stock. This represents an immediate increase in net book value of $0.02 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.07 per share to new investors participating in this offering.

The information discussed above is for illustration only and will adjust based on the actual public offering price, the actual number of shares that we offer in this offering and other terms of this offering determined at pricing. The discussion and table above assume (i) no sale of Pre-Funded Warrants, which, if sold, would reduce the number of shares of Common Stock that we are offering on a one-for-one basis and (ii) no conversion of Series B Preferred Stock accompanying the shares of Common Stock sold in this offering.

The above discussion and table are based on 154,588,426 shares of our Common Stock outstanding as of March 31, 2026, which excludes:

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49,781 shares issuable upon the exercise or vesting of compensatory equity awards;
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13,467 shares issuable upon conversion of Series A Preferred Stock;
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66,795,002 shares issuable upon exercise of outstanding warrants;
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23,300,646 shares issuable upon conversion of outstanding convertible notes assuming the conversion prices in effect as of March 31, 2026;
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1,219,831 shares issuable in connection with the Financial Support and Acknowledgement Agreement between the Company, Alessandro Zamboni and SFE EI;
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18,228 shares issuable in connection with the settlement of our obligations to Liqueous LP; and
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142,857 shares issuable to Phoenix in connection with the required quarterly issuances of Common Stock valued at $25,000 per quarter.

The above illustration of dilution per share to investors participating in this offering does not take into account further dilution to investors in this offering that could occur upon the exercise of outstanding equity awards and warrants having a per share exercise price less than the effective public offering price per share in this offering. To the extent that any of these outstanding equity awards or warrants outstanding as of March 31, 2026, have been or are exercised in the future or we issue additional shares under our equity incentive plans, investors purchasing securities in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MARKET FOR COMMON STOCK AND DIVIDEND POLICY

Our Common Stock is traded on NYSE American under the symbol “BURU.” The last reported sale price of our Common Stock on June 25, 2026 on NYSE American was $0.1414 per share. As of June 25, 2026, there were 46 holders of record of our Common Stock. The actual number of stockholders of our Common Stock is greater than this number of record holders and includes holders who are beneficial owners whose shares of Common Stock are held in street name by banks, brokers and other nominees.

We have never paid any cash or other dividends on our Common Stock, and we do not anticipate paying dividends for the foreseeable future. We expect to retain our earnings, if any, for the growth and development of our business. Any future determination to declare dividends will be made at the discretion of our Board and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board may consider relevant.

OUR BUSINESS

Corporate History and Background

We were originally incorporated in Delaware on July 21, 2020 under the name “Tailwind Acquisition Corp.” as a special purpose acquisition company, formed for the purpose of effecting an initial business combination with one or more target businesses. On September 9, 2020, we consummated our IPO. On January 31, 2023, we consummated a business combination with Legacy Nuburu, a privately held operating company which merged into our subsidiary Compass Merger Sub, Inc. (the “Business Combination”) and changed our name to “Nuburu, Inc.,” and we became the owner, directly or indirectly, of all of the equity interests of Nuburu Subsidiary, Inc. and its subsidiaries.

During 2024, our focus was on developing and delivering high-power, high-brightness blue laser technology with a broad range of high value applications that included welding and 3D printing. In 2024, we had approximately 220 granted and pending patents and patent applications globally, which included: blue laser applications such as welding, blue laser technologies, single mode blue laser technology, blue Raman laser technologies, addressable array technologies, and 3D printing using blue lasers. We shipped blue laser systems for applications including EV batteries, medical device production, large screen displays, and cell phone components. In the fourth quarter of 2024, our senior secured lenders provided notice of default with respect to our outstanding secured indebtedness and initiated a foreclosure process with respect to our patent portfolio that served as collateral for our outstanding secured indebtedness (the “Foreclosure”). In the first quarter of 2025, such secured lenders completed the

Foreclosure sale and obtained such patents in exchange for extinguishing our outstanding secured indebtedness, while we retained our non-patent intellectual property, including trade secrets and know-how. Following the Foreclosure, we have adjusted our laser business to focus on licensing certain intellectual property, as well as using retained intellectual property primarily for purposes of product development related to our new dual-use Defense and Security Platform, as described below.

Our Transformation Plan

In January 2025, we adopted a new business plan focused on building a stable foundation for the future business, including addressing outstanding payables, entering into joint development agreements, and investing and acquiring controlling interests in strategic targets (the Transformation Plan). In connection with the Transformation Plan, we agreed to certain governance changes, including the appointment of Alessandro Zamboni as our Executive Chairman and changes to our Board of Directors.

Our Dual-Use Defense and Security Platform

Pursuant to our Transformation Plan, we have become a defense, security, and critical-infrastructure technology company focused on the development, integration, and deployment of dual-use, non-kinetic, and software-orchestrated solutions addressing modern security and resilience challenges across military, governmental, and civilian domains. We operate a modular, platform-based business model that integrates directed-energy technologies, electronic-warfare capabilities, and a software-centric command, control, and orchestration layer through a combination of wholly owned subsidiaries, strategic investments and partnerships, and industrial cooperation arrangements.

During 2025, we undertook a comprehensive strategic transformation designed to reposition us from a legacy industrial laser manufacturer into a dual-use Defense and Security Platform. As part of this transformation, we realigned our operating model toward licensing, joint development, system integration, and asset-light manufacturing, while retaining and expanding core non-patent intellectual property, engineering know-how, software capabilities, and system-architecture expertise.

Our Defense and Security Platform operates as a vertically integrated stack of capabilities, with each layer building upon foundational elements to deliver comprehensive mission capability. Our platform is designed to provide separate layers of distinct functional capabilities while integrating with adjacent layers through a unified software-defined control infrastructure, which enables both independent operation of specific capabilities and coordinated multi-layer mission execution. These layers consist of software governance, including AI-driven orchestration software, risk management platforms, unified command and full auditability; directed energy and electronic warfare (EW) effects, including laser systems, electro-magnetic capabilities and sensor integration; physical integration, including vehicle systems, tactical deployment and field operations; mobile manufacturing, including deployable production and rapid capability deployment; and commercial acceleration, including market access, regulatory expertise and defense partnerships.

In connection with this transformation, in early 2026, we completed the acquisition of Lyocon, an Italian photonics and laser-engineering company specializing in the design, development, and production of advanced laser sources, optics, electronics, and customized laser systems for industrial, medical, and high-reliability applications. This acquisition has expanded our in-house engineering, assembly, testing, and demonstration capabilities for laser-based and directed-energy systems applicable to both defense and civilian security use cases. These use cases include the protection of critical infrastructure, ports, borders, transportation hubs, and other sensitive assets, as well as applications in agri-tech and food-system resilience, where laser-based technologies may be applied to mitigate operational, environmental, and supply-chain risks. We also entered into industrial and network cooperation arrangements with defense and technology partners, including Tekne, a defense-tech company that specializes in the design, production, and outfitting of a diverse range of vehicles, including industrial and military applications, as well as electronic devices for defense and security, advanced telecommunications, and tracking systems. In May 2026, we entered into an Investment Agreement with Tekne and its shareholders, pursuant to which we agreed to contribute additional financial resources to Tekne and purchase shares of Tekne from its current shareholders in exchange for obtaining a 70% equity interest in Tekne, subject to the receipt of certain approvals from the Italian government. These arrangements are intended to support scalable production, system integration, and access to established defense and dual-use supply chains.

A central pillar of our platform is our software and data-orchestration capability, which is being developed and expanded through Orbit, an Italian software company specializing in digitalizing operational resilience solutions for mission-critical corporations. We acquired a 10.7% ownership interest in Orbit in October 2025 and an additional 11.3% ownership interest in January 2026. As a result of owning an approximate 22% ownership interest in Orbit in January 2026, we obtained control of Orbit’s board of directors and now hold a controlling position in Orbit. Orbit provides a software platform focused on operational resilience, data integration, and decision support, enabling the coordination, monitoring, and governance of complex systems and assets. Within our platform architecture, Orbit’s software capabilities are intended to function as a unifying software-defined control layer supporting sensor fusion, situational awareness, workflow orchestration, and auditability across both kinetic and non-kinetic components, as well as across defense, civilian, and critical-infrastructure environments.

Our Defense and Security Platform is designed to be applicable not only in military and governmental contexts, but also in civilian critical sectors where regulatory frameworks increasingly emphasize operational resilience, continuity of essential services, and systemic risk management. These sectors include financial services, energy, transportation, agriculture and food systems, and other critical-infrastructure operators. In this context, certain agri-tech applications-such as precision laser-based systems aimed at reducing dependency on chemical inputs, improving crop reliability, and mitigating environmental and operational risks-are viewed by us as part of a broader security and resilience framework related to food security and supply-chain stability.

This regulatory and risk-management focus underpins Orbit’s current portfolio of customers, which consists primarily of financial institutions and selected critical-infrastructure service providers, and informs our broader strategy of addressing converging defense, security, environmental, and civilian resilience requirements through a common, software-orchestrated platform approach.

In addition, we recognize that certain portions of our business-particularly those involving hardware-intensive solutions such as directed-energy systems, special-purpose platforms, and integrated defense or security assets-require capital-intensive supply chains and careful management of inventory, procurement cycles, and working capital in order to scale effectively. As part of our long-term platform strategy, we have made a strategic investment in a single financial-technology platform, SYME, which is focused on working-capital solutions with particular emphasis on inventory-related financing and optimization.

This SYME investment is intended to support the scaling of our operating businesses by enhancing supply-chain resilience, liquidity management, and capital efficiency, particularly in contexts where inventory ownership, production lead times, and delivery cycles are material to execution. Our investment in SYME is positioned as a supporting, integrated capability enabler within our platform and does not represent a broader financial-services business or investment strategy to us.

In furtherance of our Defense and Security Platform, in January 2026, we partnered with Maddox on a contractual joint venture for the development of a modular, containerized, mobile additive manufacturing platform capable of producing drone components, pods, mission-critical structural parts and related components for defense and security applications. In June 2026, we entered into a binding agreement with SunCubes, its founders and certain of its investors, to create an industrial, commercial and technological cooperation framework for the development and industrialization of a vehicle-integrated directed-energy “Laser Arm” system and to acquire a minority stake in SunCubes.

We continue to evaluate and pursue strategic investments, acquisitions, joint ventures, and cooperation initiatives that complement our platform strategy, expand our technological and software capabilities, and support long-term participation in defense and dual-use security, resilience, and food-system stability programs in the United States, Europe, and other allied markets.

Key Technology and Platform Advantages

Our technology portfolio is built around a combination of directed-energy laser systems, electronic-warfare capabilities, and software-based orchestration and analytics, designed to operate as individual components or as part of an integrated Defense and Security Platform. While laser technology remains a foundational element of our offerings, our competitive positioning is based on the coordinated use of multiple technologies rather than reliance on a single component. Our Defense and Security Platform enables progressive deployment, flexible scaling, and adaptive configuration based on operational requirements and threat environments.

Directed-Energy and Laser Technologies

Directed-energy systems based on blue and green laser technologies provide several advantages in defense, security, and dual-use applications, particularly in non-kinetic (i.e. information and electronic focused, rather than physical force or destruction) scenarios:

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high optical absorption in common sensor materials, enabling effective sensor denial at lower power levels compared to infrared systems;
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rapid engagement capability without the need for pre-heating or kinetic interceptors;
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low cost per engagement relative to kinetic interception systems;
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precision and controllability, enabling graduated responses and reduced collateral effects;
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applicability across multiple operational domains, including land, maritime, and certain underwater environments; and
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suitability for integration within layered defense architectures and escalation-control doctrines.

Electronic Warfare and Spectrum-Related Capabilities

In addition to laser-based effects, our platform approach incorporates electronic-warfare and electromagnetic-spectrum-related capabilities designed to support detection, disruption, protection, and coordination functions. These capabilities are intended to complement directed-energy systems by enabling multi-layered responses to threats, improving situational awareness, and supporting coordinated engagement strategies across sensors and effectors.

Software-Based Orchestration and SaaS Capabilities

A key differentiator of our approach is the integration of software-based command, orchestration, and analytics capabilities, including software-as-a-service models delivered through cloud and hybrid architectures. Through Orbit, we develop software platforms focused on operational resilience, data integration, decision support, and governance. These platforms enable:

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aggregation and correlation of data from multiple sensors and systems;
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workflow orchestration and coordinated tasking across kinetic and non-kinetic components;
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auditability, logging, and governance of operational activities; and
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scalability across defense, governmental, and regulated civilian environments.

Software-based delivery models allow for modular deployment, recurring revenue structures, and continuous enhancement without the need for full system replacement.

Dual-Use Platform-Level Integration

The combined use of directed-energy, electronic-warfare, and software technologies enables us to offer a modular, platform-based architecture, in which individual capabilities can be deployed independently or progressively integrated over time for both defense and civilian commercial applications. This “building-block” approach is intended to provide customers with flexibility, scalability, and adaptability as operational requirements, threat environments, and regulatory constraints evolve.

Together, these technologies support our strategy of addressing converging defense, security, and civilian resilience needs through a unified, software-orchestrated platform rather than through stand-alone products.

Manufacturing and Supply

Historically, we conducted manufacturing operations at a leased facility in Centennial, Colorado, primarily focused on laser system assembly and testing. Following the Foreclosure of our patent portfolio and our related strategic repositioning, we have discontinued internal manufacturing operations in the United States.

As part of our transformation into a Defense and Security Platform, we have restructured our manufacturing and supply model around a combination of wholly-owned operating subsidiaries, industrial partners, and network-based production arrangements.

In this context, in early 2026, we completed the acquisition of Lyocon, which operates from a leased production and engineering site in Italy, supporting the design, assembly, testing, and demonstration of laser-based and directed-energy systems. The Lyocon facility includes:

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an open-space technical office supporting engineering and program activities;
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a meeting room for internal coordination and partner or customer engagement;
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a warehouse area supporting components, sub-assemblies, and logistics;
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an electrical and mechanical assembly and testing laboratory equipped with multiple benches, including a bench dedicated to system demonstrations;
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a clean-room environment housing optical assembly, alignment, and testing benches for precision photonics work; and
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a curtained clean-shield area configured for controlled optical assembly and optical testing activities.

Through this facility, Lyocon provides us with in-house capabilities for system engineering, prototyping, integration, validation, and customer demonstrations, as well as established relationships with specialized suppliers and subcontractors. These capabilities support our focus on directed-energy systems, non-kinetic effects, and application-specific configurations for defense, security, and critical-infrastructure use cases.

In parallel, in early 2026, we entered into a network and industrial cooperation arrangement with Tekne, an established defense and industrial technology company with operations in Italy. Under this arrangement, Tekne provides access to manufacturing capacity, systems-integration capabilities, and supply-chain infrastructure suitable for defense and security applications, including vehicle-mounted, fixed-site, and mobile platforms. This network-based approach is intended to enable us to scale production selectively and support program-specific requirements without maintaining capital-intensive, vertically integrated manufacturing facilities.

Under our current operating model, hardware manufacturing and system assembly are expected to be performed through a combination of Lyocon’s in-house capabilities, Tekne’s industrial network, Maddox's in-house capabilities and other qualified third-party manufacturers or suppliers, depending on application and customer requirements. Our internal focus remains on system architecture, non-patent intellectual property, software orchestration, and coordination of multi-supplier production and delivery.

Research and Development

Our research and development activities are conducted through a combination of subsidiary-level programs, centralized group initiatives, and collaboration with external partners. This structure is intended to balance domain-specific innovation with platform-level scalability and long-term technology coordination.

Each of our operating businesses and acquired subsidiaries maintains its own internal research and development activities aligned with its respective market focus, technical specialization, and regulatory environment. These activities include, as applicable, software development, system engineering, prototyping, testing, and application-specific adaptation of technologies. Research and development activities at the subsidiary level are funded through a combination of operating resources and capital support provided by us, subject to budget approvals and strategic priorities.

In addition to subsidiary-level research and development, we are investing in the development of a centralized research and development capability intended to support the evolution and scalability of our Defense and Security Platform. This centralized function is focused on identifying, evaluating, and integrating technologies that may enhance interoperability, software orchestration, data integration, system resilience, and cross-domain deployment across defense, security, and dual-use applications.

To govern and coordinate research and development activities across the group, we have established a technology coordination and advisory framework that includes designated leaders responsible for key technology verticals, together with selected external advisors. This group-level structure is intended to facilitate knowledge sharing, alignment of technical roadmaps, prioritization of innovation initiatives, and evaluation of emerging technologies relevant to our strategic objectives.

We may also directly evaluate and, where appropriate, participate in joint ventures, partnerships, consortiums, or other collaborative arrangements aimed at advancing research and development initiatives with a global scope. Such initiatives may involve industrial partners, academic institutions, technology providers, or governmental and multilateral programs, and are intended to complement internal development efforts and support the long-term evolution of our platform-based strategy.

Competition

We operate in multiple technology and market segments, each characterized by different competitive dynamics, customer profiles, regulatory frameworks, and procurement processes.

In the directed-energy and laser technology area, including blue- and green-laser systems, we compete with established industrial laser defense and civilian commercial manufacturers and technology providers. These competitors often have significantly greater financial, manufacturing, and operational resources, longer operating histories, and better-established customer relationships than we do. Competition in this area is based on performance, reliability, system-integration capabilities, regulatory compliance, and total cost of ownership, as well as the ability to adapt laser technologies to specific defense, security, and dual-use applications.

Beyond stand-alone laser technologies, our broader activities in the defense and security domain place us in competition with companies that seek to provide integrated defense and security platforms, rather than individual components. These competitors typically offer combinations of sensors, electronic-warfare capabilities, effectors, and command-and-control or mission-management software within unified system architectures.

In this context, our competitive positioning is focused on delivering a modular, platform-based approach, in which individual capabilities-such as directed-energy systems, electronic-warfare functions, and software-based orchestration-can be deployed independently or progressively integrated under a common command and control framework. This approach is intended to provide customers with flexibility, scalability, and the ability to adapt systems over time, in contrast to monolithic or single-vendor solutions.

We face competition from both specialized providers of individual subsystems and larger defense and security companies pursuing integrated, end-to-end platform strategies. Many of these competitors benefit from greater scale, broader product portfolios, and better-established positions within defense procurement ecosystems than we do. There can be no assurance that our platform-based strategy will be adopted by customers or that it will be able to compete effectively against integrated platform providers.

Government Regulation and Compliance

Our technologies, products, and services are subject to extensive regulation in the United States and internationally, particularly in the areas of product safety, export controls, defense, and dual-use technologies.

Historically, laser systems produced by us were classified as Class IV lasers under regulations administered by the U.S. Food and Drug Administration’s Center for Devices and Radiological Health and were required to comply with applicable safety, labeling, and registration requirements. Products marketed outside the United States were subject to applicable foreign regulatory regimes, including European Union CE-marking requirements.

We are subject to U.S. export control laws and regulations administered by the U.S. Department of Commerce, Bureau of Industry and Security, including the Export Administration Regulations. We maintain export-compliance policies and procedures and expect to update them as our business evolves, including as we expand into defense and security applications.

As we increase our focus on defense, security, and dual-use technologies in Europe, particularly in Italy, we may become subject to additional regulatory frameworks governing strategic assets and national security. Italian “Golden Power” regulations and related EU and national defense regimes may require notification, review, or authorization of certain transactions, investments, cooperation arrangements, or operational activities involving defense or strategically significant technologies, including activities that do not involve a change of control. Authorities may impose conditions, limitations, or mitigation measures, or may delay or restrict certain transactions or activities.

In addition, to the extent we or our partners engage in the development, production, or testing of defense articles or defense services in the United States, including through potential future joint ventures or outsourced manufacturing activities, we may become subject to the ITAR administered by the U.S. Department of State. ITAR may restrict exports, re-exports, and transfers of controlled items, technical data, and know-how, including transfers to non-U.S. persons, and may require registrations, licenses, and ongoing compliance measures.

Compliance with these U.S., Italian, EU, and other international regulatory regimes may result in additional costs, delays, operational constraints, or limitations on our ability to pursue certain strategic initiatives.

Sales and Marketing

Historically, our sales efforts involved direct engagement by senior management with customers over extended sales cycles and required significant technical expertise and customer-specific evaluation.

Under our current operating model, sales and marketing activities are primarily executed at the operating subsidiary level, reflecting the specialized nature of our defense, security, dual-use, and software offerings. Go-to-market activities for defense, security, and critical-infrastructure solutions are conducted by the relevant subsidiaries and operating units, including those operating within the perimeter of Nuburu Defense, LLC and our wholly-owned or partially-owned subsidiaries, such as Orbit and Lyocon, as well as activities conducted in cooperation with industrial and network partners, including Tekne and Maddox, pursuant to applicable cooperation arrangements.

These subsidiary-level teams are responsible for customer engagement, solution positioning, technical pre-sales, and participation in program-specific procurement processes, including interactions with governmental, defense, and regulated civilian customers. This decentralized execution model is intended to align commercial activities closely with domain expertise, regulatory requirements, and customer-specific needs in each market segment.

We retain responsibility for centralized group-level activities, including corporate communications, public relations, investor relations, and selected group marketing initiatives intended to support overall brand positioning, strategic messaging, and coordination across our platform.

In addition, we have established a centralized revenue-officer function to support and coordinate go-to-market strategies across our subsidiaries and partnered activities. This function is intended to assist operating units in areas such as commercial strategy alignment, pricing frameworks, pipeline development, partner coordination, and execution of cross-platform opportunities, while sales execution and customer relationships remain primarily managed at the subsidiary level.

Future sales cycles are expected to continue to involve extended evaluation periods, technical validation, and, in certain cases, participation in government-sponsored programs, pilot projects, or framework agreements if and when commercialization is achieved. Revenue generation may include a mix of licensing fees, software subscriptions, system-integration services, joint-development arrangements, and program-based contracts, depending on the applicable business line and customer requirements.

Employees and Human Capital

As of December 31, 2025, we had nine total employees, five of which were full-time employees. We view our human capital investments as crucial for our success; however, we had to implement furloughs of employees during the year ended December 31, 2024 due to lack of funding. In January 2026, we completed the acquisition of Lyocon, which currently has six full-time employees, and we obtained a controlling interest in Orbit, which currently has eight full-time employees. None of our employees are either represented by a labor union or subject to a collective bargaining agreement. We continually evaluate our business needs and weigh the use of in-house expertise and capacity with outsourced expertise and cost. We currently outsource the functions of accounting, financial reporting, investor relations, human resources, and information technology to third-party consultants and service providers. We also use the services of advisors and consultants on projects on an as-needed basis. We anticipate that in order to reach our strategic objectives, we will be required to recruit and retain additional management, human resources, accounting, finance, technical, engineering and sales personnel.

Investments, Acquisitions and Joint Ventures during 2025 and 2026

January 2026 Tekne Agreements

Effective as of January 13, 2026, we, through Nuburu Defense, LLC (“Nuburu Defense”), our wholly-owned subsidiary, executed definitive agreements with Tekne and its shareholders, implementing (i) the “Contratto di Rete” (the “Network Contract”), which is a specific form of joint-venture contractual agreement under Italian law, (ii) our initial 2.9% investment in Tekne, and (iii) a convertible receivable made by us to Tekne (the “Tekne Convertible Receivable”). In connection with these arrangements, the parties agreed that the Tekne Financial Assurances (which consist of $4,200,000 in assets placed in escrow by S.F.E. Equity Investments SARL (“SFE EI”) for purposes of guaranteeing our performance obligations in connection with acquiring an interest in Tekne and $875,000 in cash collateral provided by us and used to obtain a letter of credit for Tekne) will remain in place for the foreseeable future.

Network Contract. The Network Contract entered into between Tekne and Nuburu Defense has an initial term ending December 31, 2030, which will be renewed on an annual basis thereafter unless a party terminates in writing at least 30 business days prior to December 31st. The Network Contract programs currently include (i) the Americas Program, pursuant to which Tekne is granting exclusive distribution rights for Tekne’s products and solutions within the Americas to Nuburu Defense; (ii) the NATO MENA APAC Program, pursuant to which Tekne will supply its knowledge, workforce, and production and operational facilities, Nuburu Defense will provide guarantees, use its inventory purchasing hub for the purchase of receivables and bear the expenses in connection with legal, marketing, and representation activities and the establishment of regional production sites, and the parties may pursue joint ventures with local companies; and (iii) the Italy Program, which includes the joint study and proposal to Tekne’s customers of Nuburu Defense’s products, the adoption by Tekne of Nuburu Defense’s operational resilience solutions through Orbit, and the possible implementation of cooperation models similar to the ones used in the NATO MENA APAC Program for orders for Italian customers. Activities under the Network Contract are governed by a Common Body, which is composed of two representatives from each of Tekne and Nuburu Defense. The Common Body includes Mr. Zamboni and Mr. Barisoni on behalf of Nuburu Defense, and Ambrogio D’Arrezzo and another individual designated by Mr. D’Arrezzo on behalf of Tekne. Decisions require unanimous agreement of the members of the Common Body. Nuburu Defense may also provide consultancy services to Tekne in exchange for 8% of the actual amounts used by Tekne under the Tekne Convertible Receivable.

Acquisition of 2.9% Interest. We entered into the Share Transfer and Shareholder Convertible Loan Agreement (the “Tekne Purchase Agreement”) with Mr. D’Arrezzo, Carlo Ulacco, and Andrea Lodi, the shareholders of Tekne (the "Tekne Shareholders"), pursuant to which we obtained a 2.9% interest in Tekne from Mr. D’Arrezzo and we issued to Tekne the Tekne Convertible Receivable. Under the Tekne Purchase Agreement, Mr. D’Arrezzo agreed to sell a 2.9% interest in Tekne to us or our subsidiary, in exchange for the issuance of a Subordinated Convertible Note (the “Tekne Subordinated Convertible Note”) in the principal amount of $1,740,000 by us to Mr. D’Arrezzo. The Tekne Subordinated Convertible Note may be converted into 1,394,790 shares of Common Stock at a fixed conversion price of $1.25 per share of Common Stock. The Tekne Subordinated Convertible Note has a maturity date of January 31, 2027, bears no interest except in the event of a default, and may not be repaid or redeemed in cash. The Tekne Subordinated Convertible Note may either be converted into shares of Common Stock following the receipt of the Italian government regulatory approvals required to approve our acquisition of a controlling interest in Tekne, or the Tekne Subordinated Convertible Note will be automatically extinguished upon the exercise of put and call options for the required transfer of the 2.9% interest in Tekne from us back to Mr. D’Arrezzo, if the required regulatory approvals are not obtained. Upon the transfer of the 2.9% interest to us, an Observer is being appointed to Tekne’s board of directors acceptable to us, Mr. Sinnott will remain as a director of Tekne, certain administrative structures will be adopted by Tekne, Tekne will evaluate the adoption of Orbit’s “operational resilience” platform, and Tekne’s financial reporting processes will be adjusted to comply with U.S. GAAP.

Tekne Convertible Receivable. Under the Tekne Purchase Agreement, we funded the Tekne Convertible Receivable in the amount of €13,000,000 to Tekne by depositing funds in a bank account pledged by Tekne to us. Tekne may use the proceeds for certain purposes set forth in the Tekne Purchase Agreement. The Tekne Convertible Receivable has a 4% per annum interest rate and a maturity date of January 13, 2027. Tekne may prepay the Tekne Convertible Receivable in whole or in part without penalty. We may request and obtain full repayment of the Tekne Convertible Receivable upon the repeated use of the funding for unapproved purposes, a change of control, or a negative outcome of the Italian government Golden Power review of our anticipated acquisition of a controlling interest in Tekne. If the required Italian regulatory approvals are obtained, we may elect to receive newly issued shares of Tekne equal to a 25% interest in Tekne (the “Capital Increase”) in consideration for issuing the Tekne Convertible Receivable. Any early repayment of the Tekne Convertible Receivable will not reduce the amount of the Capital Increase that we are entitled to make. Following the Capital Increase, we would own a 27.9% interest in Tekne and would receive governance rights in Tekne consistent with our ownership percentage in Tekne under new by-laws adopted by Tekne.

March 2026 Tekne Letter

In a letter, dated March 19, 2026 (the “March Tekne Letter”), among us, Nuburu Defense and the Tekne Shareholders, we agreed to increase the amount of the Tekne Convertible Receivable from EUR 13,000,000 to EUR 16,692,000, which would represent a 32.1% interest in Tekne. We confirmed our intention to file an application to the Presidenza del Consiglio dei Ministri in accordance with the Italian Golden Power regulations and to make the Capital Increase of EUR 13,000,000, which would represent a 25% interest in Tekne, upon receipt of the Golden Power authorization. Subject to obtaining the Golden Power authorization, we planned to obtain a 60% interest in Tekne from (i) the 2.9% interest obtained from Mr. D’Arrezzo in January 2026, (ii) the conversion of the Tekne Convertible Receivable into a 32.1% interest in Tekne, and (iii) the 25% interest obtained from the Capital Increase. Thereafter, we planned to obtain an additional 10% interest in Tekne from the Tekne Shareholders on a pro-rata basis, for EUR 6,000,000 paid in cash, which would result in our owning a 70% interest in Tekne. Under the March Tekne Letter, the parties also agreed to (i) as part of a restructuring plan for Tekne under Italian law, a possible purchase or financial lease of an industrial complex located in the Municipality of Ortona (CH) in Contrada Villa Caldari and the development of further business lines between us, Nuburu Defense and Tekne, including the manufacture of mobile units for the dual-use production of drones and related components, and (ii) a spin-off from Tekne of its equity interest in Turismo Italia S.r.l. and certain vehicles.

Tekne Investment Agreement

On May 26, 2026, we and Nuburu Defense entered into an Investment Agreement (the “Tekne Investment Agreement”) with Tekne and the Tekne Shareholders pursuant to which we agreed to contribute additional financial resources to Tekne and purchase shares of Tekne from the Tekne Shareholders in exchange for obtaining a 70% equity interest in Tekne.

Under the Tekne Investment Agreement, we agreed to contribute (i) an additional EUR 1,000,000 to Tekne by May 28, 2026, which increased the amount of the Tekne Convertible Receivable to EUR 17,692,000, and (ii) up to $12,000,000 in additional funding from time to time as agreed to by the parties, which will increase the amount of the Tekne Convertible Receivable. Subject to receiving approval from the Italian government under the Golden Power Regulations, a declaration that the proposed transaction does not fall within the scope of the Golden Power Regulations, or the expiration of the applicable statutory time limit without action by the Italian government (any of which constitutes a “GP Authorization”) by September 30, 2026 (the “Approval Deadline”), Nuburu Defense (or a different subsidiary designated by us) will receive a 57.1% interest in Tekne in exchange for payment of a subscription price of EUR 29,692,000 (which consists of the amounts contributed under the Tekne Convertible Receivable to date and a cash payment of up to EUR 12,000,000 for the remainder) (the “Subscription Price”). The closing of the transaction is scheduled to occur within 30 calendar days of the receipt of the GP Authorization (the “Tekne Closing Date”).

Following its payment of the Subscription Price, on the Tekne Closing Date, Nuburu Defense will purchase 10% of Tekne’s share capital held by the Tekne Shareholders on a pro rata basis per Tekne Shareholder (the “Tekne Stock Purchase”) for total consideration of (i) EUR 5,200,000 in cash paid on the Tekne Closing Date and (ii) an earn-out amount consisting of 5% of the annual revenues generated by Tekne from 2027 up to and including 2036, up to a maximum total amount of EUR 29,692,000 (the “Tekne Earn-Out”). Following the Tekne Stock Purchase, Nuburu Defense will own a 70% interest in Tekne.

The Tekne Earn-Out owed to each Tekne Shareholder on a pro rata basis will be determined based on the financial statements of Tekne prepared by us under U.S. GAAP. The Tekne Earn-Out per year is payable annually by June 30 of the following year in cash or in shares of Common Stock, at our option. If the Tekne Earn-Out is to be paid in shares of Common Stock, the number of shares will be determined based on the volume weighted average price (“VWAP”) of the Common Stock on the last 20 trading days prior to the date of filing of our Annual Report on Form 10-K with the SEC. If Nuburu Defense transfers a controlling stake in Tekne, subject to certain exceptions, Nuburu Defense will be required to, at its option, pay the outstanding balance in respect of the maximum amount of EUR 29,692,000 to the Tekne Shareholders or provide that the transferee of such controlling interest in Tekne will assume the payment obligation.

Under the Tekne Investment Agreement, if the Italian government provides an authorization under the Golden Power Regulations that contains requirements or recommendations imposed on Tekne or the other parties to the transaction, the GP Authorization will be deemed to be fulfilled unless a party (other than Tekne) provides written evidence to the other parties within 5 business days that proceeding with the transaction will have a significantly detrimental effect on Tekne’s prospective valuation or that the requirements entail an additional financial commitment for the parties that is considered excessive in relation to the provisions of the Tekne Investment Agreement (a “Justified Reason”). If the Tekne Shareholders or Nuburu Defense provide notice of a Justified Reason, the parties must follow a procedure to resolve such issue through negotiations as provided in the Tekne Investment Agreement. If no agreement is reached within the specified time period, the condition precedent of obtaining GP Authorization will be deemed to not be fulfilled.

If the GP Authorization is not received by the Approval Deadline, the Tekne Investment Agreement will be deemed automatically terminated and Tekne will be required to repay the Tekne Convertible Receivable within 30 business days of receiving the request from Nuburu Defense; provided that, in certain circumstances, the Tekne Convertible Receivable will be permitted to be repaid in 60 equal monthly installments of principal.

Under the Tekne Investment Agreement, from the signing of the agreement until the Tekne Closing Date (the “Interim Period”), Tekne may not undertake actions outside of ordinary business operations without receiving the prior written consent of Nuburu Defense. During the Interim Period, the parties agree to prepare and file any required documents necessary to obtain the GP Authorization and to prepare Tekne’s business plan for the period of 2026-2030. As soon as possible following the receipt of GP Authorization prior to the Tekne Closing Date, Tekne will adopt new Articles of Association, reflecting Tekne’s new ownership structure, appoint a new board of directors and appoint a new board of statutory auditors. Mr. D’Arrezzo has agreed to work with Nuburu Defense for 6 months following the Tekne Closing Date to assist with the transition of Tekne to new management. If Tekne’s equity is determined to be negative prior to the Tekne Closing Date, the Tekne Shareholders agree to restore the net equity and replenish the share capital to a value equal to at least the statutory minimum. Under the agreement, the Tekne Shareholders agree to not compete with Tekne for as long as they hold shares in Tekne. The Tekne Investment Agreement contains customary representations and warranties of the parties.

Orbit Transactions (Related Party)

On October 31, 2025, we, Nuburu Defense, Alessandro Zamboni, and Vanguard, a newly-formed Italian limited liability company wholly owned by Alessandro Zamboni, entered into the Orbit Agreement for the sale of all of the ownership interests in Orbit to Nuburu Defense (the “Orbit Acquisition”). Nuburu Defense is permitted to make up to a $5,000,000 equity investment in Orbit (the “Equity Infusion”), the proceeds of which are anticipated to provide working and growth capital (including for the repayment of payables incurred in the ordinary course of business) for Orbit. In addition to the Equity Infusion, Nuburu Defense will acquire all outstanding capital stock of Orbit from Vanguard for an aggregate purchase price of $12,500,000, consisting of $3,750,000 in cash and $8,750,000 in securities (the “Orbit Consideration”). Effective as of February 3, 2026, the parties to the Orbit Agreement agreed to issue 10,020,040 shares of Common Stock to satisfy the securities component of the Orbit Consideration. Since Orbit is wholly owned by Alessandro Zamboni, our Executive Chairman and Co-Chief Executive Officer, indirectly through Vanguard, the Orbit Acquisition constitutes a related party transaction under U.S. securities laws and, as a result, the Orbit Acquisition and Orbit Agreement have been reviewed and approved by our independent directors and our Audit Committee and securities to be issued in connection with such transaction were approved by the Company’s stockholders at a special meeting held on March 12, 2026.

Under the Orbit Agreement, we have agreed to consummate the Equity Infusion in tranches, with the final tranche closing no later than October 7, 2028. We paid $1,500,000 of the Equity Infusion amount in connection with the signing of the binding letter of intent, dated October 6, 2025, between us and Alessandro Zamboni, resulting in our holding a 10.7% ownership interest in Orbit. Effective as of January 15, 2026, we closed on a second tranche of the Equity Infusion, resulting in our owning approximately 22% of Orbit. The board of directors of Orbit has been reconstituted and is now comprised of Mr. Zamboni (Chairman and Executive Director), Mr. Barisoni, and Anthony D. Sinnott. As a result of obtaining control of Orbit's Board of Directors, Orbit became a consolidated subsidiary of the Company on January 15, 2026, and the transaction will be accounted for as a business combination under ASC 805, Business Combinations.

Under the Orbit Agreement, in exchange for the Orbit Consideration, we will acquire full ownership of Orbit from Vanguard in tranches, with the final tranche closing no later than December 31, 2026.

Lyocon Acquisition

On November 28, 2025, we entered into a binding term sheet with the owners of Lyocon, pursuant to which we, through Nuburu Subsidiary, Inc. (“Nuburu Subsidiary”), intended to acquire all of the ownership interests in Lyocon. On January 15, 2026, we, through Nuburu Subsidiary, consummated the acquisition of all of the ownership interests in Lyocon from Paola Zanzola (“PZ”) and Alessandro Sala (“AS” and, together with PZ, the “Sellers”). Pursuant to a Purchase and Sale Agreement, among us, Nuburu Subsidiary and the Sellers, we paid $2,000,000 in consideration to the Sellers, including (i) $750,000 in cash to the Sellers on the closing date, and (ii) a subordinated convertible note in the principal amount of $625,000 to each of the Sellers, which bears no interest, except in the event of a default, and has a maturity date of March 19, 2027 (the “Lyocon Maturity Date”). At the Lyocon Maturity Date, the holder of a convertible note may elect to convert all or a portion of the outstanding principal amount and accrued interest into shares of Common Stock at a conversion price of $1.47, which equals the VWAP of the Common Stock during the 60 trading days immediately preceding the closing date. At the Lyocon Maturity Date, the holder of a convertible note has the right to request us to satisfy all or a portion of the outstanding principal and accrued interest under such convertible note in cash. We may elect to pay all or a portion of the outstanding principal amount and accrued interest under a convertible note in cash in lieu of shares of Common Stock in the event the VWAP of the Common Stock during the 60 trading days immediately preceding the Lyocon Maturity Date is at least 30% higher than the conversion price.

The Sellers may receive an earn out payment of up to an aggregate of $1,000,000 (the “Earn-out Cap”), which would be earned over a 5-year period, with potential earn-out payments being made at the end of 2028 and the end of 2030, upon achievement of certain milestones.

We will also provide $1,000,000 in funding to Lyocon in the form of capital contributions or other debt facility, at our election, of which $500,000 was paid on the closing date, $250,000 is due within 12 months of the closing date, and the remaining $250,000 is due within 24 months of the closing date, but not later than December 31, 2027. In the event that Nuburu Subsidiary ceases to hold more than a 50% interest in Lyocon, any unpaid funding amount will become due and payable upon such loss of control of Lyocon. If Nuburu Subsidiary fails to make a funding payment when due, which is not remedied within 30 days from written notice thereof, the Sellers will be entitled to an earn-out amount of 30% of the Earn-out Cap.

Following the closing date, Lyocon is managed by a board of directors (the “Lyocon Board”) nominated by Nuburu Subsidiary; provided that PZ will be designated as a member of the Lyocon Board for an initial term of 3 years, renewable until the expiration of the five-year business plan developed by the parties. The Lyocon Board is now comprised of Dario Barisoni (Chairman and Executive Director), Alessandro Zamboni, and PZ (Executive Director). The Sellers are employed as managers of Lyocon and entitled to participate in a management equity incentive plan under which they may receive equity awards for Common Stock to be issued by us.

Lyocon became a consolidated subsidiary of the Company on January 15, 2026, and the transaction will be accounted for as a business combination under ASC 805, Business Combinations.

SYME Convertible Note Receivable and Strategic Investment (Related Party)

On March 14, 2025, we entered into a convertible note receivable with SYME to invest up to $5,150,000 in SYME. As of June 25, 2026, we have invested the full $5,150,000. SYME is a fintech platform focused on Inventory Monetisation© solutions for manufacturing and trading companies. Upon conversion, we are expected to hold a controlling interest in SYME. Following approval by SYME stockholders, the Financial Conduct Authority, and The Panel on Takeovers and Mergers (collectively, the “SYME Approvals”), we may convert amounts outstanding under the facility into ordinary shares of SYME at a fixed conversion rate of £0.00003 per ordinary share, with conversion shares accompanied by a warrant to acquire one additional ordinary share of SYME for every two ordinary shares of SYME issued on any conversion, with an exercise price of £0.000039, as well as the ability to exercise on a cashless basis. Our Executive Chairman and Co-Chief Executive Officer is the founder and current Chief Executive Officer of SYME, and as a result, the proposed investment was negotiated and approved by our independent board members.

SYME and its operating subsidiaries provide its platform for use by manufacturing and trading companies to access inventory trade solutions, enabling their businesses to generate cashflow, through a non-credit arrangement and without incurring debt. This is achieved by their existing eligible inventory being added to the platform and then monetised through purchases by third-party inventory funders. The inventory to be monetised can include warehoused goods waiting to be sold to end-customers or goods that are part of a typical import/export transaction.

In September 2025, in connection with an inventory monetization program related to the Tekne transaction, we advanced $400,000 to a special purpose vehicle affiliated with SYME (the “SYME Inventory Advance”), pursuant to an advance payment letter in connection with a proposed subscription of a financial instrument to be issued by such entity with the aim of monetizing the inventory of Tekne. On March 12, 2026, we entered into a bond subscription agreement (the “SYME 3 Agreement”) with Supply@ME Stock Company 3 S.r.l. (“SYME 3”), an affiliate of SYME. During the year ended December 31, 2025, we advanced a total of $5,668,545 in SYME Inventory Advances.

Heckler & Koch AG Investment

On February 6, 2026, we entered into a Securities Purchase Agreement (the “H&K Investment Agreement”) with Brick Lane pursuant to which we acquired from Brick Lane 295,000 shares (or approximately 0.8% of the outstanding common shares) of Heckler & Koch AG (“H&K”), a leading manufacturer of small firearms for NATO and EU countries whose shares are listed on Euronext Paris under the ticker MLHK, for an aggregate purchase price of $15,000,000, which was paid by Subordinated Convertible Note (the “H&K Investment Note”). The H&K Investment Note bears no interest except in the event of a default, has a March 19, 2027 maturity date, and is convertible for $0.7560 per share, which was the closing VWAP on the day prior to the execution date of the H&K Investment Agreement. Conversion of the note is limited in the event stockholder approval or an increase in authorized shares is required, or when conversion would result in Brick Lane and its affiliates beneficially owning more than 9.9% of our then outstanding shares of Common Stock. The H&K Investment Note is subordinate to (i) the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, and (ii) the Debenture that we issued to YA in the principal amount of $25,000,000. We are required to file a resale registration statement for the shares of Common Stock issuable upon conversion of the H&K Investment Note.

Maddox Joint Venture

On October 22, 2025, we entered into a non-binding Strategic Framework Agreement (the “SFA”), among us, Nuburu Defense and Maddox, pursuant to which we and Maddox agreed to establish a joint venture to develop, manufacture, and deploy military drones for NATO customers and for commercial or civilian unmanned aerial vehicle (UAV) applications.

On February 26, 2026, we and Nuburu Defense entered into a Contractual Joint Venture Agreement (the “Maddox Agreement”), with Maddox, pursuant to which we and Maddox have established a contractual joint venture for the development of a modular, containerized, mobile additive manufacturing platform capable of producing drone components, pods, mission-critical structural parts and related components for defense and security applications (the “Maddox Program” or the “Maddox Product”).

Under the Maddox Agreement, the Maddox Program is structured in two phases. Phase I is the development phase, during which we will fund up to $4,000,000 (the “Development Funds”) for Maddox’s development of the first full operating container at its U.S. facility. We will be entitled to a governance, supervision, accounting, compliance and reporting allocation (the “Governance Allocation”) equal to 10% of the Development Funds. We are entitled to a total reimbursable amount (the “Reimbursable Amount”) consisting of the Development Funds actually funded and the Governance Allocation applicable to such Development Funds. During Phase I, a Steering Committee consisting of two representatives appointed by each of us and Maddox will supervise the execution of the Maddox Program. Decisions of the Steering Committee require majority approval and, in the event of a deadlock, the parties must follow the processes set forth in the Maddox Agreement. Phase I will continue until the Maddox Product has successfully completed factory and site acceptance testing and has been certified as market-ready by the Steering Committee.

Phase II is the commercialization phase, during which the parties will form a new entity (“NewCo”) that will be owned 60% by us and 40% by Maddox. NewCo will be governed by a board consisting of five members, three of whom are appointed by us and two of whom are appointed by Maddox. NewCo will be the exclusive commercial vehicle for sales and production of the Maddox Product. During Phase II, until the Reimbursable Amount has been fully repaid to us, all distributable profits of NewCo will be allocated to us and Maddox’s 40% equity interest in NewCo will be pledged in favor of us. Thereafter, distributions will be made in accordance with ownership percentages. NewCo will serve as prime contractor for U.S. and EU/NATO contracts to the extent permissible; provided that, if necessary, Maddox may act as prime contractor on behalf of NewCo for U.S. contracts and Nuburu, or Tekne, pursuant to a technology transfer agreement with us, may act as prime contractor on behalf of NewCo for EU/NATO contracts. Maddox will lead commercial engagement in the U.S. and we will lead commercial engagement in the EU and NATO territories.

The Maddox Agreement has an initial five-year term and will automatically renew for successive one-year terms unless a party provides notice of non-renewal at least 90 days prior to the expiration of the current term.

Cooperation Agreement with Beryl

On March 3, 2026, Nuburu Defense entered into an International Cooperation Agreement (“Beryl Agreement”) with Tekne and Engineering Bureau Beryl LLC (“Beryl”), pursuant to which the parties will collaborate to support the deployment in Ukraine of a high-performance vehicle developed and manufactured by Tekne based on the Graelion platform, known as the “Tekne Graelion” (the “Graelion Product”). The Beryl Agreement provides a framework for the qualification, deployment, and coordinated industrial scaling of the Graelion Product in Ukraine. Tekne and Nuburu Defense are parties to the Network Contract, which is a specific form of joint-venture contractual agreement under Italian law, and this program is being entered into by Tekne and Nuburu Defense in connection with the Network Contract.

Beryl, a Ukrainian industrial company currently producing and supplying vehicles to Ukrainian military forces, is expected to verify compliance of the Graelion Product with the characteristics stated by the manufacturer, carry out mission-specific kit integration to bring the Graelion Product into conformity with the technical requirements of state customers in Ukraine, and demonstrate the Graelion Product to potential customers. Tekne will be the sole provider of the Graelion Product chassis and core technology required to operate the Graelion Product.

The Beryl Agreement provides a two-year exclusivity period during which (i) Beryl is prohibited from representing any product that competes with the Graelion Product, except for contracts entered into by Beryl prior to the effective date of the Beryl Agreement, and (ii) Tekne will not enter into negotiations with any other third party with respect to the deployment of the Graelion Product in Ukraine or development of the mission-specific kit integration of the Graelion Product. Under the Beryl Agreement, and as part of the Network Contract, Nuburu Defense and Tekne will establish a joint representative office in Kyiv to serve as the program’s operational, industrial and compliance coordination center. Under the Beryl Agreement, Nuburu Defense may provide capital, advance payments, and procurement support, enabling Tekne to acquire materials and components for the Graelion Product. Nuburu Defense and Tekne will jointly assess and determine the economic feasibility of any transaction involving the Product, including pricing, margin structure and overall program profitability thresholds.

Head of Terms with SunCubes

On June 4, 2026, we entered into a binding Head of Terms (the “HoT”) with SunCubes, the individual founders of SunCubes and certain investors in SunCubes. SunCubes is an Italian developer of laser-based wireless power transmission, beam-control, pointing, tracking and safety technologies. Under the HoT, the parties desire to have SunCubes and us enter into an industrial, commercial and technological cooperation framework for the development and industrialization of a vehicle-integrated directed-energy “Laser Arm” system (the “Industrial Cooperation Framework”) and for us to contribute up to €1,000,000 to, and acquire a minority stake in, SunCubes (the “SunCubes Investment”). The parties to the HoT have agreed to negotiate and enter into long-form agreements governing the terms and conditions of the Industrial Cooperation Framework and SunCubes Investment within 60 days of the execution of the HoT.

Available Information

Our internet address is https://nuburu.net. We file or furnish periodic reports and amendments thereto, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (and amendments to those reports), proxy and information statements and other information filed or furnished pursuant to Sections 13(a) and 15(d) of the Exchange Act with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically, which may be accessed through the SEC at http://www.sec.gov. Our reports, amendments thereto, proxy statements and other information are also made available, free of charge, on our investor relations website at https://ir.nuburu.net as soon as reasonably practicable after we electronically file or furnish such information with the SEC. The information contained on the websites referenced herein is not incorporated by reference into this filing. Further, our references to website URLs are intended to be inactive textual references only. All statements made in any of our securities filings, including all forward-looking statements or information, are made as of the date of the document in which the statement is included, and we do not assume or undertake any obligation to update any of those statements or documents unless we are required to do so by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and the notes thereto contained elsewhere in this prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus.

A comparison of the results for the years ended December 31, 2025 and 2024 is provided below. An analysis of our financial condition and results of operations for the years ended December 31, 2024 and 2023 can be found under Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K, for the year ended December 31, 2024, as amended, which is available through the Securities and Exchange Commission’s website at www.sec.gov.

On February 27, 2026, we effected the 2026 Reverse Stock Split. The 2026 Reverse Stock Split has been reflected retroactively in all Common Stock and per share amounts for all periods presented. Proportional adjustments were made to the number of shares of Common Stock issuable upon exercise, vesting, or conversion of our outstanding stock options, restricted stock units, warrants, convertible notes, preferred stock, and other instruments convertible into or exercisable for Common Stock, as well as the applicable exercise prices, conversion prices, and per share grant date fair values. All share and per share amounts presented herein, including but not limited to earnings per share, weighted-average shares outstanding, shares reserved under equity incentive plans and the employee stock purchase plan, and shares issuable under outstanding derivative and convertible instruments, have been retroactively adjusted to reflect the 2026 Reverse Stock Split for all periods presented.

LIQUIDITY CONSTRAINTS

We have not yet achieved full commercialization and expect continued losses until we can do so. We must rely on capital from investors to support operations. From inception, we have continued to incur operating losses and negative cash flows from operating activities. For the years ended December 31, 2025 and 2024, we incurred a net loss of $79,071,276 and $34,515,754 (including significant non-cash expenses), respectively, and we had an accumulated deficit of $200,479,831 and $131,806,605 as of December 31, 2025 and 2024, respectively. We generated total revenue of nil and $152,127 during the years ended December 31, 2025 and 2024, respectively. For the three months ended March 31, 2026 and 2025, we incurred a net loss of $459,898 and $16,611,425, respectively, and we had an accumulated deficit of $200,939,729 as of March 31, 2026. We generated total revenue of $407,644 and nil during the three months ended March 31, 2026 and 2025, respectively.

In January 2025, we adopted the Transformation Plan. Management has implemented and continues to execute its Transformation Plan and has taken actions during 2025 and early 2026 to strengthen our financial position and liquidity profile. These actions include balance sheet improvements, enhanced access to the capital markets, and the establishment of a platform-based operating model through strategic investments and acquisitions. In connection with the Transformation Plan, we agreed to certain governance changes, including the appointment of Alessandro Zamboni as our Executive Chairman and changes to our Board of Directors.

We expect to incur significant expenses and operating losses for the foreseeable future, as we devote substantial resources to implement our Transformation Plan and operate as a public company. Until we can generate sufficient revenue, we plan to finance our business with the proceeds from the issuance and sale of debt or equity securities, including sales pursuant to the SEPA and borrowings under credit facilities. There is no assurance that management's plans to obtain additional debt or equity financing or credit facilities will be successfully implemented or implemented on terms favorable to us. Even if we generate revenue, there is no guarantee that we will ever become profitable. While we are pursuing a Transformation Plan intended to address aspects of our financial condition and operations, there can be no assurance that these efforts will be successful or that they will alleviate the substantial doubt regarding our ability to continue as a going concern. If we are unable to obtain additional financing, or otherwise implement our Transformation Plan, we will not be able to sustain operations and will need to consider alternatives, which could include a sale, liquidation, or dissolution of the business. For additional information, refer to Note 1 to the condensed consolidated financial statements for the quarter ended March 31, 2026 (the “Q1 2026 Financial Statements”) included in this prospectus, for the Company’s evaluation of the events and conditions and its plans regarding the going concern matter.

ACQUISITION, INVESTMENT AND JOINT VENTURE PLANS

Orbit (Related Party), Tekne, Lyocon, SYME (Related Party), Heckler & Koch and Maddox

For information related to certain acquisition, investment-related and joint venture transactions, including those related to Orbit Lyocon, Tekne, H&K, the Maddox Program and the Beryl Agreement, Notes 4, 6 and 7 to the Q1 2026 Financial Statements included herein.

For information regarding the SYME Convertible Note Receivable, the Tekne Convertible Note Receivable and the SYME Bonds, see Notes 4 and 6 to the Q1 2026 Financial Statements included herein.

RECENT FINANCING TRANSACTIONS AND DEBT EXTINGUISHMENTS

Transfer of Outstanding Preferred Stock

As part of our ongoing efforts to eliminate liabilities and return to compliance with NYSE American stockholder equity requirements, on February 6, 2026, we entered into an exchange agreement with Indigo, pursuant to which we agreed to issue a pre-funded warrant to Indigo in exchange for the extinguishment and cancellation of 844,938 shares of our Series A Preferred Stock held by Indigo. For additional information, see Notes 11 and 12 to the Q1 2026 Financial Statements included herein.

February 2026 Offering and 2025 Offerings

In February 2026 and September 2025, we consummated best efforts public offerings of Common Stock and certain warrants. For additional information, see Notes 11 and 12 to the Q1 2026 Financial Statements included herein.

Debt Instruments

During the three months ended March 31, 2026, we entered into certain debt instruments with various third parties. For additional information, see Note 10 to the Q1 2026 Financial Statements included herein.

ADDITIONAL RECENT DEVELOPMENTS

Halting of Trading on NYSE American and February 2026 Reverse Stock Split

Trading of our Common Stock was halted by NYSE American on February 13, 2026, because the trading price dropped below NYSE American’s Minimum Trading Price of $0.10. On February 27, 2026, we effected a 1-for-4.99 reverse stock split (the 2026 Reverse Stock Split) in order to return to compliance with the Minimum Trading Price requirement. Our Common Stock resumed trading on March 2, 2026. For additional information, see Note 2 to the Q1 2026 Financial Statements included herein.

NYSE Regulation Notice of Noncompliance

On April 29, 2025, we received a Notice of Noncompliance (the “Notice”) from NYSE Regulation indicating that we were not in compliance with Section 1003(a)(i) of the NYSE American LLC Company Guide (the “Company Guide”), which requires a company to maintain stockholders’ equity of $2,000,000 or more if it has reported losses from continuing operations or net losses in two of its three most recent fiscal years. As of March 31, 2026 and December 31, 2025, total stockholders’ equity (deficit) was $2,172,572 and $(15,182,173), respectively.

As required by the Company Guide, we submitted a detailed plan on May 29, 2025. The detailed plan advised NYSE Regulation of actions we have taken or will take to regain compliance with the continued listing standards by the compliance deadline of October 29, 2026. On July 22, 2025, the NYSE American notified us that it had accepted our plan outlining definitive actions that we have taken or will take to regain compliance with NYSE American’s continued listing standards (the “Compliance Plan”) and granted a plan period through October 29, 2026 (the “Plan Period”).

On May 12, 2026, we received a Notice of Noncompliance (the “2026 Notice”) from NYSE Regulation indicating that we were not in compliance with Section 1003(a)(ii) of the Company Guide, which requires a company to maintain stockholders’ equity of $4.0 million or more if it has reported losses from continuing operations or net losses in three of its four most recent fiscal years. In connection with the 2026 Notice, the NYSE American is not requiring that a new compliance plan be provided by us and we will continue to operate in accordance with the Compliance Plan previously accepted by NYSE American.

NYSE American will review us periodically for compliance with the Compliance Plan. If we are not in compliance with the continued listing standards by October 29, 2026, or if we do not make progress consistent with the Compliance Plan during the Plan Period, NYSE American may initiate delisting proceedings as appropriate. However, we may appeal a staff delisting determination in accordance with the Company Guide.

The Notice, 2026 Notice and NYSE’s acceptance of the Compliance Plan have no immediate effect on the listing or trading of our securities and our Common Stock will continue to trade on the NYSE American under the symbol “BURU” during the Plan Period with the designation of “.BC” to indicate that we are not in compliance with the NYSE American’s continued listing standards.

Components of Statements of Operations in 2025 Financial Statements

Revenue

Although the Company did not generate revenue during the year ended December 31, 2025, revenue historically consisted of revenue recognized from sales and installation services of high-powered lasers. We had customers in the United States, Europe and Asia. In all sales arrangements, revenue was recognized when control of the promised goods or services was transferred to customers, in an amount that reflected the consideration we expected to be entitled to receive in exchange for those goods or services.

Cost of Revenue

Cost of revenue primarily consists of the cost of materials, overhead and employee compensation associated with the manufacturing of our high-powered lasers. Product cost also includes lower of cost or net realizable value inventory (“LCNRV”) adjustments if the carrying value of the inventory is greater than its net realizable value as well as adjustments for excess or obsolete inventory.

Operating Expenses

During 2024, management initiated measures designed to reduce costs, which included implementing a furlough of employees. This significantly impacted commercialization and operations, particularly in the second half of 2024 and continuing in 2025.

Research and Development

Research and development expenses ("R&D") consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits, training, travel, third-party consulting services, laboratory supplies, and research and development equipment depreciation incurred to further our commercialization development efforts. We anticipate research and development expenses to increase significantly as we expand our product portfolio. R&D costs are charged to the statement of operations as incurred and are included in operating expenses.

Selling and Marketing

Selling and marketing expenses consist primarily of compensation and related costs for our direct sales force, sales management, and marketing and include stock-based compensation, employee benefits, and travel for selling and marketing employees as well as costs related to trade shows, marketing programs. third-party consulting expenses, branding and public relations activities, and application lab depreciation expenses. We expect selling and marketing expenses to increase in future periods as we expand our sales force, marketing, and customer support organizations and increase our participation in trade shows and marketing programs. Selling and marketing costs are charged to the statement of operations as incurred and are included in operating expenses.

General and Administrative

Our general and administrative expenses consist primarily of compensation and related costs for our finance, human resources and other administrative personnel, and include stock-based compensation, employee benefits and travel expenses. In addition, general and administrative expenses include our third-party consulting and advisory services, legal, audit, accounting services and facilities costs, as well as transaction expenses. We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business through acquisitions and investments, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services. General and administrative costs are charged to the statement of operations as incurred and are included in operating expenses.

Interest Income

Interest income consists primarily of interest income received on our cash and cash equivalents.

Interest Expense

Interest expense consists primarily of (i) interest owed on our outstanding debt, (ii) through the first quarter of 2025, amortization of deferred financing costs and (iii) during 2025, interest expense incurred in connection with the amounts payable to the landlord as part of the lease settlement for our expired lease in Centennial, Colorado. For additional information related to our lease settlement and debt obligations, see Notes 3and 9, respectively, to the consolidated financial statements included herein.

Equity in Losses of Unconsolidated Affiliates (Related-Party)

Equity in losses of unconsolidated affiliates represents our proportionate share of the net losses of our equity-method investees, including the impact of basis differences and any impairment charges, as applicable.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities consists of non-cash gains or losses recognized based on the change in the fair value of our liability-classified warrants, which are re-measured to fair value at each balance sheet date with the corresponding gain or loss from the adjustment. For additional information, refer to Notes 5 and 11 to the consolidated financial statements for the years ended December 31, 2025 and 2024 (the “2025 Financial Statements”) included herein.

Change in Fair Value of Derivative Liability

Change in fair value of derivative liability consists of non-cash gains or losses recognized based on the change in the fair value of the embedded derivatives under the August 2024 Convertible Notes that were required to be bifurcated from the host instrument and accounted for at fair value at issuance, as well as each subsequent balance sheet date. For additional information, refer to Notes 5 and 11 to the 2025 Financial Statements included herein.

Change in Fair Value of Convertible Note Receivable (Related Party)

Change in fair value of convertible note receivable relates to the unrealized gain or loss resulting from the change in fair value of the Convertible Note Receivable for which the fair value option was elected. This amount reflects the remeasurement of the asset to its current fair value as of the reporting date. For additional information, see Note 6 to the 2025 Financial Statements included herein.

Change in Fair Value of Notes Payable

Change in fair value of notes payable relates to the unrealized gain or loss resulting from the change in fair value of debt instruments for which the fair value option was elected. This amount reflects the remeasurement of such liabilities to their current fair value as of the reporting date. For additional information, refer to Note 9 to the 2025 Financial Statements included herein.

Change in Fair Value of SEPA Liability

Change in fair value of SEPA liability relates to the unrealized gain or loss resulting from the change in the fair value of the SEPA liability, which includes (i) the fair value of the put option and (ii) related to the June 30, 2025 valuation, the fair value related to the unissued shares for the commitment fee. For additional information, refer to Notes 5 and 12 to the 2025 Financial Statements included herein.

Change in Fair Value of Claims Settlement Liability

Change in fair value of claims settlement liability relates to the unrealized gain or loss resulting from the change in the fair value of the claims settlement liability associated with the Silverback Claims Settlement. For additional information, refer to Note 5 to the 2025 Financial Statements included herein.

Loss on Issuance of Warrants

Loss on issuance of warrants relates to the excess initial fair value of the 2025 Offering Common Stock Warrants over the net proceeds received from the 2025 Offering. For additional information, refer to Notes 5 and 11 to the 2025 Financial Statements included herein.

Loss on Issuance of Notes Payable

Loss on issuance of notes payable relates to the excess of the initial fair value of certain debt instruments accounted for under the fair value option over the proceeds received. For additional information, refer to Note 9 to the 2025 Financial Statements included herein.

Loss on Issuance of SEPA

Loss on issuance of SEPA relates to the initial fair value of the SEPA put right at inception of the SEPA on May 30, 2025. For additional information regarding the SEPA, see Note 12 to the 2025 Financial Statements included herein.

Loss on Extinguishment of Accounts Payable

Loss on extinguishment of accounts payable relates to the derecognition of the liabilities to vendors in connection with the Silverback Claims Settlement, based on the fair value of the shares of Common Stock that can be issued to Silverback to satisfy the claims and the settlement fee. For additional information, see Note 3 to the 2025 Financial Statements included herein.

Loss on Extinguishment of Notes Payable

Loss on extinguishment of notes payable consists of losses incurred to extinguish debt. For additional information, refer to Note 9 to the 2025 Financial Statements included herein.

Loss on Settlement of Claims Liability, Net

Loss on settlement of claims liability, net, consists of losses incurred to extinguish the Silverback claims settlement liability. For additional information, refer to Note 3 to the 2025 Financial Statements included herein.

Loss on Fraudulently Induced Wire Transfer

Loss on fraudulently induced wire transfer represents losses incurred in connection with a wire fraud incident. For additional information, refer to Note 7 to the 2025 Financial Statements included herein.

SEPA Fees and Issuance Costs

SEPA fees and issuance costs relates to fees and issuance costs incurred in connection with the SEPA. For additional information regarding the SEPA, see Note 12 to the 2025 Financial Statements included herein.

Gain on Sale of Intellectual Property Intangible Assets

Gain on sale of intellectual property intangible assets primarily relates to the sale of collateral to the lenders holding both the outstanding Senior Convertible Notes and Junior Notes in exchange for a full discharge and extinguishment of our Junior Notes and Senior Convertible Notes, as further described in Note 9 to the 2025 Financial Statements included herein.

Loss on Impairment of Inventories, Property and Equipment and Operating Lease Right-of-Use Asset

Loss on impairment of inventories, property and equipment and operating lease right-of-use asset relates to write-downs and impairments recorded on our inventories, property and equipment and right-of-use-asset in connection with our default under our lease in Centennial, Colorado, and ultimate judgment obtained by the landlord in April 2025. For additional information, see Notes 1, 3, and 7 to the 2025 Financial Statements included herein.

Interest Expense Recognized on Remeasurement of Preferred Stock Liability

Interest expense recognized on remeasurement of preferred stock liability relates to the subsequent remeasurement of the preferred stock liability after issuance through March 31, 2025 in connection with the reclassification of the preferred stock from mezzanine equity to a short-term liability on January 31, 2025. For additional information, see Note 10 to the 2025 Financial Statements included herein.

Other Gain (Loss), Net

Other gain (loss), net consists primarily of issuance costs incurred in connection with the issuance of certain debt instruments and amounts received in federal tax credits.

Results of Operations for the Year ended December 31, 2025 and 2024

The following table sets forth our results of operations for the years ended December 31, 2025 and December 31, 2024:

	Year Ended December 31,
	2025	2024	$ Change
Revenue	$—	$152,127	$(152,127)
Cost of revenue	181,373	2,205,476	(2,024,103)
Gross margin	(181,373)	(2,053,349)	1,871,976
Operating expenses:
Research and development	174,559	1,821,816	(1,647,257)
Selling and marketing	4,671,975	468,074	4,203,901
General and administrative	13,348,686	8,807,651	4,541,035
Total operating expenses	18,195,220	11,097,541	7,097,679
Loss from operations	(18,376,593)	(13,150,890)	(5,225,703)
Non-operating income (loss):
Interest income	10,456	17,166	(6,710)
Interest expense (including $103,299 and nil with related parties, respectively)	(472,381)	(3,346,896)	2,874,515
Equity in losses of unconsolidated affiliates (related party)	(30,175)	—	(30,175)
Change in fair value of warrant liabilities	(13,894,830)	2,109,904	(16,004,734)
Change in fair value of derivative liability	37,900	141,100	(103,200)
Change in fair value of convertible note receivable (related party)	(2,679,772)	—	(2,679,772)
Change in fair value of notes payable (including $847,646 and nil with related parties, respectively)	(3,616,706)	—	(3,616,706)
Change in fair value of SEPA liability	682,276	—	682,276
Change in fair value of claims settlement liability	2,584,724	—	2,584,724
Loss on issuance of warrants	(8,756,303)	—	(8,756,303)
Loss on issuance of notes payable	(3,980,062)	—	(3,980,062)
Loss on issuance of SEPA	(2,582,724)	—	(2,582,724)
Loss on extinguishment of accounts payable (including $290,676 and nil with related parties, respectively)	(5,361,931)	—	(5,361,931)
Loss on extinguishment of notes payable (including $2,840,115 and $1,491,666 with related parties, respectively)	(10,138,337)	(20,504,307)	10,365,970
Loss on settlement of claims liability, net	(395,379)	—	(395,379)
Loss on fraudulently induced wire transfer	(1,005,352)	—	(1,005,352)
SEPA fees and issuance costs	(2,147,287)	—	(2,147,287)
Gain on sale of intellectual property intangible assets	8,961,872	—	8,961,872
Loss on impairment of inventories, property and equipment and operating lease right-of-use asset	(6,064,823)	—	(6,064,823)
Interest expense recognized on remeasurement of preferred stock liability	(10,398,050)	—	(10,398,050)
Other gain (loss), net	(1,447,799)	218,169	(1,665,968)
Loss before provision for income taxes	(79,071,276)	(34,515,754)	(44,555,522)
Provision for income taxes	—	—	—
Net loss	$(79,071,276)	$(34,515,754)	$(44,555,522)

Revenue. Revenue decreased $152,127 during the year ended December 31, 2025 compared to the same period in 2024. This decrease is primarily due to a significant impact to our operations from decreased production of the laser systems related to the measures implemented by management during 2024 designed to reduce costs and a furlough of employees.

Cost of Revenue. Cost of revenue decreased $2,024,103 during the year ended December 31, 2025 compared to the same period in 2024. This decrease is primarily due to a period-over-period decrease of approximately (i) $1,493,000 of direct labor and job costs and (ii) $477,000 in overhead, due to decreased production of the laser systems related to the measures implemented by management during 2024 designed to reduce costs, and a furlough of employees that significantly impacted commercialization and operations and has had a continued impact into 2025.

Research and Development. Research and development expenses decreased $1,647,257 during the year ended December 31, 2025 compared to the same period in 2024. This decrease is primarily due to decreases in (i) personnel costs of approximately $952,000, due primarily to the furlough of research and development employees as part of the cost reduction measures instituted by management which began during 2024 and continued into 2025, (ii) stock-based compensation expenses of approximately $383,000, due primarily to the furlough of research and development employees as part of the cost reduction measures instituted by management discussed above, (iii) spend on the BLTM series of approximately $139,000, and (iv) depreciation expense of approximately $128,000 due to the write-down of property and equipment to a net book value of zero during the first quarter of 2025. For additional information on the write-down of property and equipment, see Notes 1 and 3 to the 2025 Financial Statements included herein.

Selling and Marketing. Selling and marketing expenses increased $4,203,901 during the year ended December 31, 2025 compared to the same period in 2024. This increase is primarily due to the net effect of (i) an increase in professional and consulting related expenses of approximately $3,664,000, primarily related to an increase in branding and public relations consulting expenses as part of our Transformation Plan, (ii) an increase in marketing expenses of approximately $578,000, (iii) an increase in stock-based compensation expense of approximately $542,000, primarily related to the forfeiture of an employee's unvested awards upon his resignation in April 2024 that resulted in a large reversal of expense in the second quarter of 2024, (iv) a decrease in payroll expenses of approximately $406,000, primarily as a result of the cost reduction measures instituted by management which began during 2024 and continued into 2025, and (v) a decrease in depreciation expense of approximately $119,000 due to the write-down of property and equipment to a net book value of zero during the first quarter of 2025. For additional information on the write-down of property and equipment, see Notes 1 and 3 to the 2025 Financial Statements included herein.

General and Administrative. General and administrative expenses increased $4,541,035 during the year ended December 31, 2025 compared to the same period in 2024. This increase is primarily driven by the net effect of (i) an increase in accounting and audit services of approximately $2,379,000 related to our Transformation Plan, (ii) an increase in acquisition-related expenses of approximately $2,104,000 (inclusive of $735,000 in fees paid to TCEI for reimbursement of expenses, as further described in Note 7 to the consolidated financial statements included herein), (iii) an increase in professional and consulting services of approximately $983,000, (iv) a decrease in rent expense of approximately $515,000 due to the termination of the Company’s operating lease agreement (see Note 7 to the consolidated financial statements included herein for additional information), and (v) a decrease in insurance expenses of approximately $437,000.

Interest Expense. Interest expense decreased $2,874,515 during the year ended December 31, 2025 compared to the same period in 2024 primarily due to lower interest-bearing debt balances between periods, due to the extinguishment of certain notes, as detailed in Note 9 to the consolidated financial statements included herein. Interest expense during the year ended December 31, 2025 was comprised primarily of (i) approximately $270,000 of interest accrued on the Senior Convertible Notes, Junior Notes and August 2024 Convertible Notes and (ii) approximately $103,000 of accretion of the Orbit Preferred Obligation (as defined and further described in Note 4 to the consolidated financial statements). Interest expense during the year ended December 31, 2024 was comprised of interest accrued on the Senior Convertible Notes and Junior Notes and the debt discount amortization for the Junior Notes. For more information on our debt obligations, see Note 9 to the 2025 Financial Statements included herein.

Change in Fair Value of Warrant Liabilities. We recorded a loss of $13,894,830 during the year ended December 31, 2025, which is primarily related to the increase of approximately $13,979,000 in the fair value of the 2025 Offering Common Stock Warrants, largely due to an increase in our share price from the time of issuance on September 16, 2025 through December 31, 2025. During the year ended December 31, 2024, we recorded a gain of $343,000, which resulted from the decrease in the fair value of our liability-classified warrants during 2024.

Change in Fair Value of Convertible Note Receivable (Related-Party). We recorded a loss of $2,679,772 during the year ended December 31, 2025, which primarily relates to the net effect of (i) an increase of approximately $5,155,000 in principal amount under the Convertible Note Receivable and (ii) a decrease of approximately $2,680,000 in the fair value of the Convertible Note Receivable, primarily due to the potential dilutive impact on SYME's market value of the expected future conversion of the Convertible Note Receivable into SYME ordinary shares and warrants. For additional information, see Note 6 to the 2025 Financial Statements included herein.

Change in Fair Value of Notes Payable. We recorded a loss of $3,616,706 during the year ended December 31, 2025, which resulted from (i) a loss of approximately $3,968,000 due to the increase in fair value of the Indigo Capital Convertible Notes prior to their conversion, largely due to an increase in our share price, and (ii) a loss of approximately $289,000 due to the increase in the fair value of the Agile Note, partially offset by (iii) a gain of approximately $489,000 due to the decrease in the fair value of the AZ Promissory Note, largely due to a decrease in our share price from the time of the issuance through year-end, and (iv) a gain of approximately $358,000 due to the decrease in the fair value of the TAG Promissory Note, largely due to a decrease in our share price from the time of the issuance through year-end. For additional information, see Note 9 to the 2025 Financial Statements included herein.

Change in Fair Value of SEPA Liability. We recorded a gain of $682,276 during the year ended December 31, 2025 related to the decrease in the fair value of the SEPA liability, primarily due to a change in the amount and timing of expected share draws under the SEPA.

Change in Fair Value of Claims Settlement Liability. We recorded a gain of $2,584,724 during the year ended December 31, 2025 related to the change in the fair value of the claims settlement liability associated with the Silverback Claims Settlement, primarily driven by a significant reduction in the probability of payment to the remaining unpaid vendor as of December 31, 2025, resulting in a significant reduction in the expected settlement amount. Refer to Note 3 to the 2025 Financial Statements for additional information.

Loss on Issuance of Warrants. We recorded a loss of $8,756,303 during the year ended December 31, 2025 related to the excess initial fair value of the 2025 Offering Common Stock Warrants over the net proceeds received from the 2025 Offering. For additional information regarding the 2025 Offering and 2025 Offering Common Stock Warrants, see Notes 10 and 11 to the 2025 Financial Statements included herein.

Loss on Issuance of Notes Payable. We recorded a loss of $3,980,062 during the year ended December 31, 2025, primarily related to the excess of an aggregate (i) $2,063,000 in the initial fair value of the December 2025 YA Debenture, (ii) $982,000 in the initial fair value of the Indigo Capital Convertible Notes, (iii) $335,000 in the initial fair value of the Diagonal Convertible Notes, (iv) $296,000 in the initial fair value of the Brick Lane Convertible Notes, (v) $156,000 in the initial fair value of the YA Debenture and (vi) $93,000 in the initial fair value of the Boot Convertible Note, each over the proceeds received. For additional information, see Note 9 to the 2025 Financial Statements included herein.

Loss on Issuance of SEPA. We recorded a loss of $2,582,724 during the year ended December 31, 2025 related to the initial fair value of the SEPA put option at inception of the SEPA on May 30, 2025. For additional information regarding the SEPA, see Note 12 to the 2025 Financial Statements included herein.

Loss on Extinguishment of Accounts Payable. During the year ended December 31, 2025, we recorded a loss of $5,361,931, which was primarily related to (i) a loss of $6,514,000 on the derecognition of the liabilities to vendors in connection with the Silverback Claims Settlement, which was calculated based on the fair value of the shares of Common Stock that can be issued to Silverback to satisfy the claims and the settlement fee, partially offset by (ii) a gain of $849,000 on the extinguishment of certain accounts payable and accrued expenses resulting from settlements with vendors for less than the amount owed and (iii) a gain of $291,000 on a settlement of amounts owed to related parties. For additional information, see Notes 3 and 7 to the 2025 Financial Statements included herein.

Loss on Extinguishment of Notes Payable. During the year ended December 31, 2025, we recorded a loss on the extinguishment of notes payable of $10,138,337 which primarily is comprised of (i) approximately $2,123,000 related to excess of the initial fair value of the March Indigo Capital Exchange Convertible Note over the carrying amount of the August 2024 Convertible Notes, (ii) approximately $1,745,000 related to the amendment of the AZ Promissory Note to include a conversion feature, (iii) approximately $1,683,000 related to the sale of collateral, further described in Note 9 to the consolidated financial statements, (iv) approximately $1,175,000 related to the issuance of shares to holders of Junior Notes to extinguish principal and accrued interest under the Junior Notes, (v) approximately $1,095,000 related to the amendment of the TAG Promissory Note to include a conversion feature, (vi) approximately $1,072,000 related to the excess of the fair value of the Brick Lane Exchange Convertible Note at issuance and the carrying value of the shares of our outstanding Series A Preferred Stock that was extinguished, (vii) approximately $480,000 related to the issuance shares to Esousa to extinguish principal and accrued interest under the August 2024 Convertible Notes, (viii) approximately $425,000 related to the issuance shares to settle outstanding principal and accrued interest under the Liqueous Obligation, (ix) approximately $163,000 related to the issuance of the April Indigo Capital Exchange Convertible Note in exchange for the extinguishment of an existing unsecured promissory note of the Company, and (x) approximately $140,000 related to the excess of the fair value of the Bomore Exchange Convertible Note at issuance and the carrying value of our outstanding Series A Preferred Stock that was extinguished. For further information, see Note 9 to the 2025 Financial Statements included herein.

During the year ended December 31, 2024, we recorded a loss on the extinguishment of debt of $20,504,307, which primarily related to the issuance of shares to noteholders of the Senior Notes and Junior Notes to extinguish principal and accrued interest under the Senior Notes and Junior Notes. For further information, see Note 9 to the 2025 Financial Statements included herein.

Loss on Settlement of Claims Liability, Net. During the year ended December 31, 2025, we recorded a net loss of $395,379 related to the settlement of the Silverback Claims Settlement, in which Silverback received shares of Common Stock in exchange for the cancellation and dismissal of all remaining obligations under the Silverback Claims Settlement. For further information, see Note 3 to the 2025 Financial Statements included herein.

Loss on Fraudulently Induced Wire Transfer. During the year ended December 31, 2025, we recorded a net loss of $1,005,352 related to the loss incurred in connection with a wire fraud incident which occurred during the year ended December 31, 2025. Refer to Note 7 to the 2025 Financial Statements included herein for more information.

SEPA Fees and Issuance Costs. We recorded $2,147,287 of SEPA fees and issuance costs during the year ended December 31, 2025, which relates to (i) approximately $1,072,000 in costs incurred in connection with the sale of shares of Common Stock under the SEPA, (ii) a commitment fee payable to the SEPA Investor in Common Stock in an amount equal to 1% of the Commitment Amount, or $1,000,000, to be paid 50% on execution of the SEPA and 50% 90 days following the date of the SEPA, (iii) legal expenses of $50,000 related to the issuance of the SEPA, and (iv) a structuring fee payable to the SEPA Investor in the amount of $25,000. For additional information regarding the SEPA, see Note 12 to the 2025 Financial Statements included herein.

Gain on Sale of Intellectual Property Intangible Assets. We recorded a gain on the sale of intellectual property of $8,961,872 during the year ended December 31, 2025, which primarily related to the sale of collateral to extinguish the remaining outstanding Junior Notes and Senior Convertible Notes, as further described in Note 8 to the 2025 Financial Statements included herein.

Loss on Impairment of Inventories, Property and Equipment and Operating Lease Right-of-Use Asset. We recorded a loss on impairment of inventories, property and equipment and operating lease right-of-use asset of $6,064,823 related to write-downs and impairments recorded on our inventories, property and equipment and right-of-use asset in connection with our default under our lease in Centennial, Colorado, and ultimate judgment obtained by the landlord, in April 2025. For additional information, see Notes 1, 3, and 7 to the 2025 Financial Statements included herein.

Interest Expense Recognized on Remeasurement of Preferred Stock Liability. We recorded non-cash interest expense of $10,398,050 related to the subsequent remeasurement of the preferred stock liability after issuance through March 31, 2025 in connection with the reclassification of the preferred stock from mezzanine equity to a current liability on January 31, 2025. For additional information, see Note 10 to the 2025 Financial Statements included herein.

Other gain (loss), net. Other gain (loss), net consisted of a loss of $1,447,799 during the year ended December 31, 2025, which was primarily due to (i) approximately $1,700,000 in issuance costs in connection with the issuance of certain debt instruments accounted for under the fair value option, partially offset by (ii) a gain of approximately $401,000 related to additional amounts received under the Employee Retention Tax Credit for qualifying 2021 wages received during the year ended December 31, 2025, which was accounted for when collectability was assured. For more information, refer to Note 9 to the 2025 Financial Statements included herein.

Other gain (loss), net consisted of a gain of $218,169 during the year ended December 31, 2024 related to an Employee Retention Tax Credit for qualifying 2021 wages received, which was accounted for when collectability was assured.

Components of Statements of Operations and Comprehensive Loss in Q1 2026 Financial Statements

Revenue

Following the Lyocon Acquisition and the Orbit Transaction, our revenue consists of (i) product sales and related professional services from Lyocon and (ii) software-as-a-service and hosted software subscriptions, application maintenance services and professional services from Orbit. We had no revenue during the three months ended March 31, 2025. For additional information, refer to Notes 2 and 9 to the Q1 2026 Financial Statements included herein.

Cost of Revenue

Cost of revenue primarily consists of materials, direct labor, direct job costs and manufacturing overhead associated with the products and services sold by Lyocon and Orbit, as well as, historically, the cost of materials, overhead and employee compensation associated with the manufacturing of our high-powered lasers. Product cost also includes lower of cost or net realizable value inventory (“LCNRV”) adjustments if the carrying value of the inventory is greater than its net realizable value as well as adjustments for excess or obsolete inventory.

Research and Development

Research and development expenses ("R&D") consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits, training, travel, third-party consulting services, laboratory supplies, and research and development equipment depreciation incurred to further our commercialization development efforts. We anticipate R&D to increase significantly as we expand our product portfolio. R&D is charged to the statement of operations as incurred and is included in operating expenses.

Selling and Marketing

Selling and marketing expenses consist primarily of compensation and related costs for our direct sales force, sales management, and marketing and include stock-based compensation, employee benefits, and travel for selling and marketing employees as well as costs related to trade shows, marketing programs, third-party consulting expenses, branding and public relations activities, and application lab depreciation expenses. We expect selling and marketing expenses to increase in future periods as we expand our sales force, marketing, and customer support organizations and increase our participation in trade shows and marketing programs. Selling and marketing costs are charged to the statement of operations as incurred and are included in operating expenses.

General and Administrative

Our general and administrative expenses consist primarily of compensation and related costs for our finance, human resources and other administrative personnel, and include stock-based compensation, employee benefits and travel expenses. In addition, general and administrative expenses include our third-party consulting and advisory services, legal, audit, accounting services and facilities costs, as well as transaction expenses. We expect our general and administrative expenses to increase for the foreseeable future as we scale headcount with the growth of our business through acquisitions and investments, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services. General and administrative costs are charged to the statement of operations as incurred and are included in operating expenses.

Interest Income

Interest income consists primarily of interest income received on our cash and cash equivalents.

Interest Expense

Interest expense consists primarily of (i) interest owed on our outstanding debt, (ii) interest accrued on the Orbit Preferred Obligation, (iii) through the first quarter of 2025, amortization of deferred financing costs and (iv) during 2025, interest expense incurred in connection with the amounts payable to the landlord as part of the lease settlement for our expired lease in Centennial, Colorado. For additional information related to our lease settlement and debt obligations, see Notes 3 and 10, respectively, to the Q1 2026 Financial Statements included herein.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities consists of non-cash gains or losses recognized based on the change in the fair value of our liability-classified warrants, which are re-measured to fair value at each balance sheet date with the corresponding gain or loss from the adjustment. For additional information, refer to Notes 7 and 12 to the Q1 2026 Financial Statements included herein.

Loss on Issuance of Warrants and Related Costs

Loss on issuance of warrants represents (i) the excess of the initial fair value of the liability-classified February 2026 Offering Warrants over the allocated net proceeds and (ii) allocated transaction costs incurred in connection with the issuance of liability-classified warrants, which are expensed as incurred rather than capitalized. For additional information, refer to Notes 7 and 12 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of Debt

Change in fair value of debt relates to the unrealized gain or loss resulting from the change in fair value of debt instruments for which the fair value option was elected. This amount reflects the remeasurement of such liabilities to their current fair value as of the reporting date. For additional information, refer to Notes 7 and 10 to the Q1 2026 Financial Statements included herein.

Loss on Issuance of Debt

Loss on issuance of debt relates to the excess of the initial fair value of certain debt instruments accounted for under the fair value option over the proceeds received. For additional information, refer to Note 10 to the Q1 2026 Financial Statements included herein.

Gain on Initial Recognition of Tekne Investment

Gain on initial recognition of Tekne Investment represents the difference between the initial fair value of the Tekne Investment acquired and the initial fair value of the Tekne Subordinated Convertible Note issued as consideration in connection with the Tekne Purchase Agreement. For additional information, see Notes 4 and 7 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of Investments

Change in fair value of investments relates to the unrealized gain or loss resulting from the change in fair value of investments for which the fair value option was elected. This amount reflects the remeasurement of such investments to their current fair value as of the reporting date. For additional information, refer to Note 7 to the Q1 2026 Financial Statements included herein.

Gain on Issuance of SYME Bonds (Related Party)

Gain on issuance of SYME Bonds relates to the excess of the initial fair value of the SYME Bonds at issuance, for which the fair value option was elected, over the carrying value of the SYME Inventory Advance applied as consideration for the subscription. For additional information, refer to Notes 4 and 7 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of SYME Bonds (Related Party)

Change in fair value of SYME Bonds relates to the unrealized gain or loss resulting from the change in fair value of the SYME Bonds for which the fair value option was elected. This amount reflects the remeasurement of the SYME Bonds to their current fair value as of the reporting date. For additional information, refer to Notes 4 and 7 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of Contingent Consideration

Change in fair value of contingent consideration represents the period change in the fair value of contingent consideration obligations recognized in connection with our acquisitions, which are remeasured to fair value at each reporting date with the corresponding gain or loss recorded in the condensed consolidated statement of operations. For additional information, refer to Notes 4 and 7 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of Derivative Liability

Change in fair value of derivative liability consists of non-cash gains or losses recognized on the remeasurement of liability-classified derivatives, including, (i) during the three months ended March 31, 2026, the amended Orbit Preferred Obligation, which was accounted for as a derivative liability under ASC 815 between the February 9, 2026 amendment and stockholder approval of the share issuance in March 2026, and (ii) historically the embedded derivatives bifurcated from the August 2024 Convertible Notes. The instruments are remeasured to fair value at each reporting date with the corresponding gain or loss recorded on the condensed consolidated statement of operations. For additional information, refer to Notes 7 and 12 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of Convertible Notes Receivable

Change in fair value of convertible notes receivable relates to the unrealized gain or loss resulting from the change in fair value of the SYME Convertible Note Receivable, which is a related-party instrument, and the Tekne Convertible Note Receivable, in each case for which the fair value option was elected. This amount reflects the remeasurement of the assets to their current fair value as of the reporting date. For additional information, see Note 6 to the Q1 2026 Financial Statements included herein.

Remeasurement of Subscription for Orbit Shares (Related Party)

Remeasurement of subscription for Orbit shares represents the gain recognized on the remeasurement of our subscription right for additional shares of Orbit to its acquisition-date fair value in connection with the Orbit Change of Control. For additional information, refer to Note 4 to the Q1 2026 Financial Statements included herein.

Remeasurement of Orbit Equity Method Investment (Related Party)

Remeasurement of Orbit equity method investment represents the loss recognized on the remeasurement of our previously held 10.7% equity interest in Orbit to its acquisition-date fair value in connection with the Orbit Change of Control. For additional information, refer to Note 4 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of SEPA Liability

Change in fair value of SEPA liability relates to the unrealized gain or loss resulting from the change in the fair value of the SEPA liability, which includes (i) the fair value of the put option and (ii) related to the June 30, 2025 valuation, the fair value related to the unissued shares for the commitment fee. For additional information, refer to Notes 7 and 13 to the Q1 2026 Financial Statements included herein.

Loss on Extinguishment of Debt

Loss on extinguishment of debt consists of losses incurred to extinguish debt. For additional information, refer to Note 10 to the Q1 2026 Financial Statements included herein.

Gain on Sale of Intellectual Property Intangible Assets

Gain on sale of intellectual property intangible assets primarily relates to the sale of collateral to the lenders holding both the outstanding Senior Convertible Notes and Junior Notes in exchange for a full discharge and extinguishment of our Junior Notes and Senior Convertible Notes, as further described in Note 10 to the Q1 2026 Financial Statements included herein.

Loss on Impairment of Inventories, Property and Equipment and Operating Lease Right-of-Use Asset

Loss on impairment of inventories, property and equipment and operating lease right-of-use asset relates to write-downs and impairments recorded on our inventories, property and equipment and right-of-use-asset in connection with our default under our lease in Centennial, Colorado, and ultimate judgment obtained by the landlord in April 2025. For additional information, see Notes 1 and 3 to the Q1 2026 Financial Statements included herein.

Interest Expense Recognized on Remeasurement of Preferred Stock Liability

Interest expense recognized on remeasurement of preferred stock liability relates to the subsequent remeasurement of the preferred stock liability after issuance through March 31, 2025 in connection with the reclassification of the preferred stock from mezzanine equity to a current liability on January 31, 2025. For additional information, see Note 11 to the Q1 2026 Financial Statements included herein.

Other Loss, Net

Other loss, net consists largely of foreign currency transaction gains or losses and, historically, issuance costs incurred in connection with the issuance of certain debt instruments.

Results of Operations for the Three Months Ended March 31, 2026 and 2025

The following table sets forth our results of operations for the three months ended March 31, 2026 and March 31, 2025:

	Three Months Ended March 31,
	2026	2025	$ Change
Revenue (including $30,012 and nil with related parties, respectively)	$407,644	$—	$407,644
Cost of revenue	652,760	235,717	417,043
Gross loss	(245,116)	(235,717)	(9,399)
Operating expenses:
Research and development	67,500	184,563	(117,063)
Selling and marketing	1,977,525	543,337	1,434,188
General and administrative	5,614,686	2,078,805	3,535,881
Total operating expenses	7,659,711	2,806,705	4,853,006
Loss from operations	(7,904,827)	(3,042,422)	(4,862,405)
Non-operating income (loss):
Interest income	37,600	7,385	30,215
Interest expense (including $67,737 and nil with related parties, respectively)	(71,212)	(193,480)	122,268
Change in fair value of warrant liabilities	11,396,260	127,300	11,268,960
Loss on issuance of warrants and related costs	(8,206,193)	—	(8,206,193)
Change in fair value of debt	8,279,246	256,522	8,022,724
Loss on issuance of debt	(11,661,274)	(707,800)	(10,953,474)
Gain on initial recognition of Tekne Investment	84,000	—	84,000
Change in fair value of investments	(36,285)	—	(36,285)
Gain on issuance of SYME Bonds (related party)	49,514	—	49,514
Change in fair value of SYME Bonds (related party)	(33,038)	—	(33,038)
Change in fair value of contingent consideration (including $304,381 and nil with related parties, respectively)	300,364	—	300,364
Change in fair value of derivative liability (including $4,909,820 and nil with related parties, respectively)	4,909,820	37,900	4,871,920
Change in fair value of convertible notes receivable (including $219,000 and nil with related parties, respectively)	1,073,803	—	1,073,803
Remeasurement of subscription for Orbit shares (related party)	1,189,837	—	1,189,837
Remeasurement of Orbit equity method investment (related party)	(59,408)	—	(59,408)
Change in fair value of SEPA liability	228,935	—	228,935
Loss on extinguishment of debt (including nil and $27,139 with related parties, respectively)	—	(5,497,516)	5,497,516
Gain on sale of intellectual property intangible assets	—	8,961,872	(8,961,872)
Loss on impairment of inventories, property and equipment and operating lease right-of-use asset	—	(6,064,823)	6,064,823
Interest expense recognized on remeasurement of preferred stock liability	—	(10,398,050)	10,398,050
Other loss, net	(37,040)	(98,313)	61,273
Loss before provision for income taxes	(459,898)	(16,611,425)	16,151,527
Income tax provision	—	—	—
Net loss	$(459,898)	$(16,611,425)	$16,151,527

Revenue. Revenue increased $407,644 during the three months ended March 31, 2026 compared to the same period in 2025, which is due entirely to an increase in revenue resulting from the Orbit Change of Control and Lyocon Acquisition.

Cost of Revenue. Cost of revenue increased $417,043 during the three months ended March 31, 2026 compared to the same period in 2025, which includes an approximate $653,000 increase due to the Orbit Change of Control and Lyocon Acquisition. Excluding the effects of these transactions, cost of revenue decreased $235,717. This decrease is primarily due to a period-over-period decrease of approximately (i) $120,000 of direct labor and job costs and (ii) $111,000 in overhead, due to continued reduced production volumes following the suspension of laser-system manufacturing operations in 2024, together with further reductions in production-related headcount and overhead during late 2025 and the first quarter of 2026.

Research and Development. Research and development expenses decreased $117,063 during the three months ended March 31, 2026 compared to the same period in 2025, which is primarily due to decreases in (i) stock-based compensation expenses of approximately $93,000, due primarily to research and development workforce reductions, (ii) depreciation expenses of approximately $41,000 due to the write-down of property and equipment to a net book value of zero during the first quarter of 2025, and (iii) personnel costs of approximately $27,000 due primarily to lower research and development headcount, partially offset by (iv) an increase of approximately $44,000 in research and development spending related to the Maddox Program, which commenced in the first quarter of 2026. For additional information regarding the Maddox Program, see Note 4 to the condensed consolidated financial statements included herein. For additional information on the write-down of property and equipment, see Notes 1 and 3 to the Q1 2026 Financial Statements included herein.

Selling and Marketing. Selling and marketing expenses increased $1,434,188 during the three months ended March 31, 2026 compared to the same period in 2025, which includes an insignificant increase due to the Orbit Change of Control and Lyocon Acquisition. Excluding the effects of these transactions, selling and marketing increased $1,434,024. This increase is primarily due to the net effect of (i) an increase in professional and consulting related expenses of approximately $1,096,000, primarily related to an increase in branding and public relations consulting expenses as part of our Transformation Plan, and (ii) an increase in marketing expenses of approximately $385,000, partially offset by (iii) a decrease in depreciation expense of approximately $35,000, due to the write-down of property and equipment to a net book value of zero during the first quarter of 2025. For additional information on the write-down of property and equipment, see Notes 1 and 3 to the Q1 2026 Financial Statements included herein.

General and Administrative. General and administrative expenses increased $3,535,881 during the three months ended March 31, 2026 compared to the same period in 2025, which includes an approximate $91,000 increase due to the Orbit Change of Control and Lyocon Acquisition. Excluding the effects of these transactions, general and administrative increased $3,445,258. This increase is primarily driven by (i) an increase in acquisition-related expenses of approximately $1,054,000, (ii) an increase in personnel costs of approximately $1,002,000 primarily related to an increase in bonus expense paid to executives, (iii) an increase in accounting and audit services of approximately $889,000 related to our Transformation Plan, (iv) an increase in professional and consulting services of approximately $319,000, and (v) an increase in legal expenses of approximately $309,000.

Change in Fair Value of Warrant Liabilities. We recorded a gain of $11,396,260 during the three months ended March 31, 2026, which is primarily related to (i) a decrease of approximately $8,975,000 in the fair value of the February 2026 Offering Common Warrants and (ii) a decrease of approximately $2,184,000 in the fair value of the February 2026 Offering Pre-Funded Warrants, each largely due to a decrease in our share price from the time of issuance through March 31, 2026. During the three months ended March 31, 2025, we recorded a gain of $127,300, which largely resulted from a decrease in the Company's share price during the first quarter of 2025.

Loss on Issuance of Warrants and Related Costs. We recorded a loss of $8,206,193 during the three months ended March 31, 2026, representing (i) the excess of the initial fair value of the liability-classified February 2026 Offering Warrants over the allocated net proceeds and (ii) the portion of issuance costs allocated to the liability-classified February 2026 Offering Warrants and expensed as incurred, compared to no comparable loss during the three months ended March 31, 2025. For additional information, refer to Note 12 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of Debt. We recorded a gain of $8,279,246 during the three months ended March 31, 2026, which primarily resulted from (i) a gain of approximately $9,249,000 due to the decrease in fair value of the 2026 Brick Lane H&K Investment Note driven by a decline in our share price from issuance through March 31, 2026, partially offset by a (ii) a loss of approximately $951,000 due to the increase in the fair value of the December 2025 YA Debenture, largely due to an increase in our share price during the three months ended March 31, 2026. We recorded a gain of $256,522 during the three months ended March 31, 2025, which resulted from (i) a gain of $132,508 related to the decrease in the fair value of the Indigo Capital Convertible Notes, largely due to a decrease in the Company's share price from the time of the issuance in early March 2025 through March 31, 2025, and (ii) a gain of $124,014 related to the conversion of $307,320 of contractual principal under the Indigo Capital Exchange Convertible Notes. For additional information, see Notes 7 and 10 to the Q1 2026 Financial Statements included herein.

Loss on Issuance of Debt. We recorded a loss of $11,661,274 during the three months ended March 31, 2026, representing the excess of the issuance date fair value of the 2026 Brick Lane H&K Investment Note over the fair value of the H&K Investment received in exchange. We recorded a loss of $707,800 during the three months ended March 31, 2025 related to the excess of the initial fair value of $2,207,800 of the Indigo Capital Convertible Note over the proceeds received. For additional information, see Note 10 to the Q1 2026 Financial Statements included herein.

Gain on Initial Recognition of Tekne Investment. We recognized a gain of $84,000 during the three months ended March 31, 2026, representing the excess of the initial fair value of the Tekne Investment over the Tekne Subordinated Convertible Note issued as consideration, compared to no comparable gain during the three months ended March 31, 2025. For additional information, refer to Note 6 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of Contingent Consideration. We recorded a gain of $300,364 during the three months ended March 31, 2026, which primarily resulted from a gain of approximately $304,000 driven by a decrease in the fair value of the RegTech Contingent Consideration, primarily due to a downward revision of expected future collections used in the earnout calculation based on first-quarter post-acquisition actuals, partially compounded by an increase in the discount rate applied to the expected payments. For additional information, refer to Notes 4 and 7 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of Derivative Liability. We recorded a gain of $4,909,820 during the three months ended March 31, 2026, related to the remeasurement of the amended Orbit Preferred Obligation upon stockholder approval of the share issuance in March 2026, compared to a gain of $37,900 during the three months ended March 31, 2025. For additional information, refer to Note 4 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of Convertible Notes Receivable. We recorded a gain of $1,073,803 during the three months ended March 31, 2026, which primarily relates to the net effect of (i) an increase of approximately $811,000 in the fair value of the Tekne Convertible Note Receivable, primarily due to an increase in our pro-rata equity entitlement upon the Capital Increase resulting from additional fundings under the Tekne Convertible Note Receivable during the period, (ii) interest accrued on the Tekne Convertible Note Receivable during the period of approximately $307,000, which includes interest related to the Network Contract, partially offset by (iii) a decrease of approximately $219,000 in the fair value of the SYME Convertible Note Receivable, primarily due to the potential dilutive impact on SYME's market value of the expected future conversion of the SYME Convertible Note Receivable into SYME ordinary shares and warrants. For additional information, see Note 6 to the condensed consolidated financial statements included herein.

Remeasurement of Subscription for Orbit Shares. We recorded a gain of $1,189,837 during the three months ended March 31, 2026 related to the remeasurement of our subscription right for additional shares of Orbit to its acquisition-date fair value in connection with the Orbit Change of Control, primarily due to the increase in our share price between the inception of the Orbit Preferred Obligation and the Orbit Change of Control date. For additional information, refer to Note 4 to the Q1 2026 Financial Statements included herein.

Change in Fair Value of SEPA Liability. We recorded a gain of $228,935 during the three months ended March 31, 2026 related to the decrease in the fair value of the SEPA liability, primarily due to changes in the expected timing and amount of remaining dollar draws under the SEPA.

Loss on Extinguishment of Debt. During the three months ended March 31, 2025, we recorded a loss on the extinguishment of debt of $5,497,516, which primarily related to the issuance of shares to noteholders of the Senior Notes and Junior Notes to extinguish principal and accrued interest under the Senior Notes and Junior Notes. For further information, see Note 10 to the condensed consolidated financial statements included herein. There was no loss on the extinguishment of debt recorded for the three months ended March 31, 2026.

Gain on Sale of Intellectual Property Intangible Assets. We recorded a gain on the sale of intellectual property of $8,961,872 during the three months ended March 31, 2025, which primarily related to the sale of collateral to extinguish the remaining outstanding Junior Notes and Senior Convertible Notes, as further described in Note 10 to the Q1 2026 Financial Statements included herein.

Loss on Impairment of Inventories, Property and Equipment and Operating Lease Right-of-Use Asset. We recorded a loss on impairment of inventories, property and equipment and operating lease right-of-use asset of $6,064,823 during the three months ended March 31, 2025 related to write-downs and impairments recorded on our inventories, property and equipment and right-of-use asset in connection with our default under our lease in Centennial, Colorado, and ultimate judgment obtained by the landlord, in April 2025. For additional information, see Notes 1, 3, and 8 to the Q1 2026 Financial Statements included herein.

Interest Expense Recognized on Remeasurement of Preferred Stock Liability. We recorded non-cash interest expense of $10,398,050 during the three months ended March 31, 2025 related to the subsequent remeasurement of the preferred stock liability after issuance through March 31, 2025 in connection with the reclassification of the preferred stock from mezzanine equity to a current liability on January 31, 2025. For additional information, see Note 11 to the Q1 2026 Financial Statements included herein.

Liquidity and Capital Resources

Overview

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, contractual obligations, and other commitments. As of the date of filing of the Form 10-Q for the quarter ended March 31, 2026 (the “Q1 2026 Quarterly Report”), we have yet to generate meaningful revenue from our business operations and have funded capital expenditure and working capital requirements through debt and equity financing.

As of March 31, 2026, we had cash and cash equivalents of $8,267,110 as compared to $24,661,284 as of December 31, 2025. During the three months ended March 31, 2026, our principal sources of liquidity were gross cash proceeds of (i) $11,994,929 related to the February 2026 Offering, as further described in Note 11 to the Q1 2026 Financial Statements included herein, (ii) $2,172,771 under the SEPA, as further described in Note 13 to the Q1 2026 Financial Statements included herein, and (iii) $764,018 of proceeds from warrant exercises. Our cash flows from operations are not sufficient to fund our current operating model and expansion plans. As of January 31, 2025, we were also required to redeem the Series A Preferred Stock as permitted by law in cash at an amount equal to $10.00 per share. Notwithstanding the foregoing, we are not required to redeem any shares of Series A Preferred Stock to the extent we do not have legally available funds to effect such redemption.

From inception through March 31, 2026, we have incurred operating losses and negative cash flows from operating activities. For the three months ended March 31, 2026 and 2025, we have incurred net losses of $459,898 and $16,611,425, respectively, and we have an accumulated deficit of $200,939,729 as of March 31, 2026. The net loss for the three months ended March 31, 2025 included $10,398,050 of non-cash interest expense recognized on remeasurement of the preferred stock liability. For additional information on this interest expense, see Note 11 to the Q1 2026 Financial Statements included herein.

We anticipate that we will incur net losses for the foreseeable future and, even if we generate revenue, there is no guarantee that we will ever become profitable. While we are pursuing a Transformation Plan intended to address aspects of our financial condition and operations, there can be no assurance that these efforts will be successful or that they will alleviate the substantial doubt regarding our ability to continue as a going concern. For additional information, refer to Note 1 to the Q1 2026 Financial Statements included herein, for the Company’s evaluation of the events and conditions and its plans regarding the going concern matter.

Until we can generate sufficient revenue, we plan to finance our business with the proceeds from the issuance and sale of debt or equity securities, including sales pursuant to the SEPA, or borrowings under credit facilities. There is no assurance our management's plans to obtain additional debt or equity financing or credit facilities will be successfully implemented or implemented on terms favorable to us.

The further development of our products, commencement of commercial operations and expansion of our business will require a significant amount of cash for expenditures. Our ability to successfully manage this growth will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations.

Given our current liquidity position, we will need to raise additional capital. If we raise additional funds by issuing equity securities, this would result in dilution to our stockholders. If we raise additional funds by issuing any additional preferred stock, such securities may also provide for rights, preferences, or privileges senior to those of holders of Common Stock. If we raise additional funds by issuing debt securities, such debt securities would have rights, preferences and privileges senior to those of holders of Common Stock. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing.

Cash Flows for 2025 and 2024

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented.

	Year Ended December 31,
	2025	2024
Net cash used in operating activities	$(16,090,302)	$(6,616,941)
Net cash used in investing activities	(16,716,356)	—
Net cash provided by financing activities	58,133,746	4,677,578

Cash flows from operating activities

Net cash used in operating activities was $16,090,302 and $6,616,941 for the years ended December 31, 2025 and 2024, respectively. The increase in cash used in operating activities is primarily the result of an increase in cash used from an increase in net loss of $44,555,522, partially offset by a net decrease in cash used from non-cash expenses of $37,705,825, including (i) a loss on fair value of warrant liabilities of $16,004,734, (ii) interest expense recognized on remeasurement of preferred stock liability of $10,398,050, (iii) a loss on extinguishment of notes payable of $10,138,337, (iv) a gain on sale of intellectual property intangible assets of $8,961,872, (v) a loss on the issuance of warrants of $8,756,303, (vi) a loss on impairment of inventories, property and equipment and operating lease right-of-use asset of $6,064,823, (vii) a loss on extinguishment of accounts payable of $5,361,931, (viii) a loss on issuance of notes payable of $3,980,062 and (ix) a loss on fair value of notes payable of $3,616,706.

Cash flows from investing activities

Net cash used in investing activities was $16,716,356 and nil for the years ended December 31, 2025 and 2024, respectively. The amount used in investing activities for the year ended December 31, 2025 relates to (i) $5,668,545 of cash paid related to the payment for the SYME Inventory Advance, as further described in Note 7 to the 2025 Financial Statements, (ii) $5,154,872 of payments under the Convertible Note Receivable, and (iii) $4,713,253 of cash paid in connection with certain acquisitions and investments, as further described in Notes 4 and 7 to the 2025 Financial Statements included herein.

Cash flows from financing activities

Net cash provided by financing activities was $58,133,746 and $4,677,578 for the years ended December 31, 2025 and 2024, respectively.

Net cash provided by financing activities during the year ended December 31, 2025 is comprised primarily of (i) $30,406,708 of proceeds from certain debt instruments issued, as further described in Note 9 to the consolidated financial statements included herein, (ii) $21,937,886 of proceeds from the SEPA and (iii) $11,994,834 of proceeds from the 2025 Offering, as further described in Note 10 to the 2025 Financial Statements included herein.

Net cash provided by financing in activities during the year ended December 31, 2024 is comprised primarily of proceeds from the issuance of pre-funded warrants and Common Stock of $2,180,522 and $200,000 respectively, as well as proceeds from debt borrowings of $1,796,824 and proceeds from shareholder advances of $644,936, partially offset by payments of accrued deferred financing costs for the Junior Notes totaling $71,500 and tax withholdings for RSU issuances totaling $73,204.

Cash Flows for the Three Months ended March 31, 2026 and 2025

The following table summarizes our cash flows from operating, investing and financing activities for the periods presented.

	Three Months Ended March 31,
	2026	2025
Net cash used in operating activities	$(9,105,949)	$(1,927,792)
Net cash used in investing activities	(19,366,330)	(750,000)
Net cash provided by financing activities	12,082,288	2,539,392

Cash flows from operating activities

Net cash used in operating activities was $9,105,949 and $1,927,792 for the three months ended March 31, 2026 and 2025, respectively. The increase in cash used from operating activities is primarily the result of the net effect of (i) a net increase in cash used from non-cash expenses of $21,370,894 including (a) an increase in cash used from an increase in the gain on change in fair value of warrant liabilities of $11,268,960, (b) a decrease in cash used related to the increase in the loss on issuance of debt of $10,953,474, (c) an increase in cash used from the interest expense recognized on remeasurement of preferred stock liability of $10,398,050 that was recognized during the three months ended March 31, 2025, (d) a decrease in cash used due to the decrease in the gain on sale of intellectual property intangible assets of $8,961,872 that was recognized during the three months ended March 31, 2025, (e) an increase in cash used due to an increase in the gain related to the change in fair value of debt of $8,022,724, (f) a decrease in cash used due to the loss on issuance of warrants and related costs of $8,206,193 recorded during the three months ended March 31, 2026, (g) an increase in cash used due to the loss on impairment of inventories, property and equipment and operating lease right-of-use asset of $6,064,823 recognized during the three months ended March 31, 2025, (h) an increase in cash used due to the loss on extinguishment of debt of $5,497,516 recognized during the three months ended March 31, 2025 and (i) an increase in cash used due to the increase in the gain related to the change in fair value of derivative liability of $4,871,920, (ii) a decrease in cash used from a decrease in net loss of $16,151,527 and (iii) an increase in cash used from a change in working capital of $1,958,790.

Cash flows from investing activities

Net cash used in investing activities was $19,366,330 and $750,000 for the three months ended March 31, 2026 and 2025, respectively. The amount used in investing activities for the three months ended March 31, 2026 relates to (i) $18,075,510 of payments under the SYME Convertible Note Receivable and Tekne Convertible Note Receivable, (ii) $749,905 of cash paid for the Lyocon Acquisition, net of cash acquired, and (iii) $540,915 of cash paid for the acquisition of a controlling financial interest in Orbit, net of cash acquired. The amount used in investing activities for the three months ended March 31, 2025 relates to $600,000 of cash paid for the deposit on the anticipated acquisition of Trumar Capital LLC and $150,000 of payments under the SYME Convertible Note Receivable.

Cash flows from financing activities

Net cash provided by financing activities was $12,082,288 and $2,539,392 for the three months ended March 31, 2026 and 2025, respectively.

Net cash provided by financing activities during the three months ended March 31, 2026 is comprised primarily of (i) $11,994,929 of proceeds from the February 2026 Offering, as further described in Note 11 to the condensed consolidated financial statements included herein, (ii) $2,172,771 of proceeds from the SEPA, partially offset by a decrease in cash provided of (iii) $1,712,314 from repayments of debt and (iv) $1,137,116 from payments of debt and equity issuance costs.

Net cash provided by financing in activities during the three months ended March 31, 2025 is comprised primarily of (i) $2,394,708 of proceeds from the issuance of the Indigo Capital Convertible Notes, (ii) $1.0 million in proceeds from the Liqueous Settlement Agreement, partially offset by (iii) a payment on debt borrowings of $835,316 related to the extinguishment of the remaining August 2024 Convertible Notes.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2026. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements, other than our variable interest in SYME 3, an unconsolidated variable interest entity described in Note 4 to the

Q1 2026 Financial Statements included herein. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

For our contractual obligations that are expected to have an effect on our liquidity and cash flow, refer to Notes 8, 10, 11 and 13 to the Q1 2026 Financial Statements included herein.

Critical Accounting Estimates

Our consolidated financial statements are prepared in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. We evaluate our estimates and assumptions on an ongoing basis. These estimates and assumptions are based on historical experience and on various other factors that we believe are reasonable under the circumstances. Our actual results could differ from these estimates.

In addition to the accounting policies that are more fully described in the 2025 Financial Statements included herein, we have identified the following critical accounting estimates that require us to use judgments, often as a result of the need to make assumptions regarding matters that are inherently uncertain, and actual results could differ from these estimates. Critical accounting estimates are those that involve a significant amount of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition and results of operations. Accordingly, a different financial presentation could result depending on the judgments, estimates or assumptions that are used. Therefore, we consider an understanding of the variability and judgment required in making these estimates to be critical in fully understanding and evaluating our reported financial results.

Fair Value Measurements

U.S. GAAP provides guidance with respect to the recurring and nonrecurring fair value measurements and for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

Recurring Valuations. Our recurring valuations are primarily associated with (i) our receivables or debt recorded under the fair value option ("FVO"), (iii) our liability-classified warrants and (iii) our SEPA, each of which are carried at fair value. Changes in the fair values of these instruments has had, and we believe will continue to have, a significant and volatile impact on our consolidated results of operations.

Fair Value Option for Certain Financial Instruments. Our election of the FVO for certain of our financial instruments results in ongoing remeasurement of these instruments using valuation techniques that require significant judgment, and changes in fair value can materially impact our consolidated statements of operations. The fair values of our financial instruments accounted for under the FVO were estimated using appropriate valuation models, which included the following assumptions that required significant management judgment:

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Expected volatility assuming probability and value of alternative outcomes for debt instruments with embedded features or contingent settlement provisions,
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Expected term reflecting the estimated period over which the debt instrument is expected to remain outstanding, considering contractual maturity, conversion features, call or put provisions, prepayment expectations, and other settlement alternatives, as applicable; and
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For the SYME Convertible Note Receivable, probability of default and recovery rate in the case of such an event.

An increase in volatility would generally result in a decrease in the fair value of assets and an increase in the fair value of liabilities, while a decrease in this assumption would generally have the opposite effect. During the year ended December 31, 2025, changes in the fair value of instruments accounted for under the fair value option during the period were primarily driven by changes in our share price related to underlying market conditions.

Liability-Classified Warrants. Our accounting for liability-classified warrants involves significant judgment due to the use of unobservable inputs and the sensitivity of the valuation to changes in assumptions, and changes in fair value can materially impact our consolidated statements of operations.

The fair values of our liability-classified warrants were estimated using a Monte Carlo simulation model, which included the following assumption that required significant management judgment: expected volatility based on the publicly traded shares of selected peer laser companies.

An increase in expected volatility would generally result in an increase in the fair value of the warrant liabilities, while a decrease in this assumption would generally result in a corresponding decrease. During the year ended December 31, 2025, changes in the fair value of our warrant liabilities were primarily driven by an increase in the fair value of the 2025 Offering Common Stock Warrants, largely due to an increase in our share price from the time of issuance on September 16, 2025 through December 31, 2025.

Standby Equity Purchase Agreement. The accounting for the SEPA requires significant judgment due to the use of valuation techniques that incorporate unobservable inputs and assumptions. We valued the SEPA using a Monte Carlo simulation model, which included the following assumptions that required significant management judgment:

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Expected volatility over the remaining availability period,
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Utilization/draw assumptions reflecting our expected funding needs, trading volume limits, and contractual per draw and aggregate caps; and
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Expected term equal to the remaining contractual availability, adjusted for utilization assumptions and any blackout or pricing condition days.

Reasonably small changes in these inputs can materially affect the fair value recorded in our balance sheet and the gains or losses recognized in our consolidated statements of operations. In general, an increase in our expected volatility would result in an increase in the fair value of the SEPA liability, while a decrease in this assumption would generally result in a decrease in the fair value. Changes in the fair value of the SEPA during the period were primarily driven by changes in the amount and timing of expected share draws under the SEPA. Actual results may differ from estimates, and such differences could be material to our consolidated financial statements.

See Note 12 to the 2025 Financial Statements included herein for further details.

Nonrecurring Valuations. Our nonrecurring valuations are primarily associated with the application of the equity method of accounting, which requires that we make fair value determinations as of the applicable valuation date. In making these determinations, we are required to make estimates and assumptions that affect the recorded amounts, including, but not limited to, expected future cash flows, market comparables and discount rates. To assist us in making these fair value determinations, we may engage third-party valuation specialists. Our estimates of fair value are based upon assumptions we believe to be reasonable, but which are inherently uncertain.

See Note 4 to the 2025 Financial Statements included herein for further details.

Income Taxes. We have historically incurred net losses and expect to continue to incur net losses for the foreseeable future. As a result, we have recorded a full valuation allowance against our deferred tax assets. The determination of the valuation allowance requires significant judgment and is based on an assessment of all available positive and negative evidence, including our history of operating losses, forecasts of future taxable income, and the feasibility of tax planning strategies. Although we have concluded that a full valuation allowance is appropriate as of the reporting date, changes in our operating results, business outlook, or other relevant factors could result in a change to the valuation allowance in future periods. Any release of all or a portion of the valuation allowance could have a material impact on our results of operations in the period in which such determination is made.

In connection with the business combinations, fair value option elections, and other significant transactions completed during the three months ended March 31, 2026 described within the Q1 2026 Financial Statements, we have identified additional critical accounting estimates relating to (i) business combinations, including the determination of fair value of identifiable assets acquired, liabilities assumed and contingent consideration as of the acquisition date, (ii) the assessment of impairment of goodwill and intangible assets and (iii) the subsequent remeasurement of contingent consideration liabilities. We expect to provide a full discussion of these matters as critical accounting estimates in our Annual Report on Form 10-K for the year ending December 31, 2026. Other than the foregoing, there have been no significant changes to our accounting policies during the three months ended March 31, 2026, as compared to the critical accounting policies described in our audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2025.

Recently Issued and Adopted Accounting Pronouncements

We review new accounting standards to determine the expected financial impact, if any, that the adoption of each new standard will have. For the recently issued and adopted accounting standards that we believe may have an impact on our consolidated financial statements, refer to Note 2 to the Q1 2026 Financial Statements included herein.

Description of Securities WE ARE OFFERING

The following descriptions of the Common Stock and certain provisions of our amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”), and amended and restated bylaws, as amended (“Bylaws”), are summaries and are qualified by reference to such documents (together the “Governing Documents”), copies of which have been filed as exhibits to our Annual Reports on Form 10-K and other periodic reports filed with the SEC, as well as to the relevant provisions of the general corporation law of the state of Delaware (the “DGCL”).

Common Stock

Holders of our Common Stock, par value $0.0001 per share, are entitled to one (1) vote for each share held as of the applicable record date on all matters properly submitted to a vote of stockholders, including the election or removal of directors. Unless specified in our Governing Documents, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the votes cast at any meeting of the Company stockholders at which there is a quorum by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon will be required to approve any such matter voted on by stockholders. Except as otherwise provided by the DGCL or our Governing Documents, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing one-third (1/3) of the voting power of all outstanding shares of capital stock of the Company entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting. The Company’s board of directors is divided into three (3) classes, each of which generally serve for a term of three (3) years with only one (1) class of directors being elected each year. The Company’s stockholders do not have cumulative voting rights in the election of directors.

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive ratably any dividends declared by our Board of Directors out of assets legally available. Upon the liquidation, dissolution or winding up, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of our Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock.

Anti-Takeover Effects of the Company’s Certificate of Incorporation, Bylaws and Certain Provisions of Delaware Law

The Certificate of Incorporation, our Bylaws and the DGCL contain provisions as summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

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Issuance of undesignated preferred stock: Under the Certificate of Incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of undesignated preferred stock. When shares of Preferred Stock are converted or otherwise reacquired by us, they will be promptly retired and not be reissued as shares of such series, but rather will become authorized but unissued shares of undesignated preferred stock. The existence of authorized but unissued shares of preferred stock would enable our board of directors to make it more difficult to attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
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Classified board: The Certificate of Incorporation provides for a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of our board of directors.
•
Election and removal of directors and board vacancies: The Bylaws provide that directors will be elected by a plurality vote. The Certificate of Incorporation provides that, subject to the rights of holders of preferred stock of the Company, unless otherwise provided by resolution of our board of directors approved by at least a majority of the total authorized directorships, only our board of directors may fill vacancies and newly created directorships on the board. Directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of the total authorized directorships. These provisions prevent stockholders from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting directorships with their own nominees.
•
Requirements for advance notification of stockholder nominations and proposals: The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors that specify certain requirements as to the timing, form and content of a stockholder’s notice. Business that may be conducted at an annual meeting of stockholders will be limited to those matters properly brought before the meeting. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.
•
No written consent of stockholders: The Certificate of Incorporation provides that, subject to the rights of holders of preferred stock of the Company, all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our Bylaws or removal of directors by our stockholders without holding a meeting of stockholders.
•
No stockholder ability to call special meetings: The Certificate of Incorporation provides that, subject to the rights of holders of preferred stock of the Company, only the chairperson of our board of directors, the chief executive officer, the president or our board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on our board of directors, may be able to call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.
•
Amendments to certificate of incorporation and bylaws: Any amendment to the Certificate of Incorporation is required to be approved by our board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on our board of directors, as well as, if required by law or the Certificate of Incorporation, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of Section 3 of Article IV, Section 2 of Article V, Section 1 of Article VI, Section 2 of Article VI, Section 5 of Article VII, Section 1 of Article VIII, Section 2 of Article VIII, Section 3 of Article VIII or Article XI of the Certificate of Incorporation must be approved by not less than 66 2/3% of the voting power of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to our Bylaws will be required to be approved by either our board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on our board of directors, or a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of Article VIII of the Bylaws must be approved by not less than 66.7% of the outstanding shares entitled to vote on the amendment.

These provisions are designed to enhance the likelihood of continued stability in the composition of our board of directors and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Delaware General Corporation Law Section 203

As a Delaware corporation, we are also subject to the anti-takeover provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a “business combination” (as defined in the statute) with an “interested stockholder” (as defined in the statute) for a period of three (3) years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination or the transaction by which the applicable stockholder became an interested stockholder is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the voting power of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of us.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with certain mergers, consolidations or conversions of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger, consolidation or conversion will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, if certain conditions are met, provided that the stockholder bringing the action is a holder of the Company’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. The Governing Documents include certain provisions that eliminate the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer in certain circumstances, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director and does not apply to officers if the officer has acted in bad faith, knowingly or intentionally violated the law or derived an improper benefit from his or her actions as a director or in the context of an action by or in the right of the Company.

The Certificate of Incorporation provides that we must indemnify our directors, and our Bylaws provide that we must indemnify and advance expenses to our directors and officers, to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, employees and agents for some liabilities. We believe that these indemnification and advancement provisions and the authority to carry insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Governing Documents may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.

These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit the Company and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Pre-Funded Warrant, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of Pre-Funded Warrant for a complete description of the terms and conditions of the Pre-Funded Warrants.

Duration, Exercise Price and Form. Each Pre-Funded Warrant offered hereby will have an initial exercise price per share equal to $0.0001. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The Pre-Funded Warrants will be issued separately from the accompanying shares of Series B Preferred Stock and may be transferred separately immediately thereafter. The Pre-Funded Warrants will be issued in certificated form only.

Exercisability. The Pre-Funded Warrants will be immediately exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). Purchasers of the Pre-Funded Warrants in this offering may elect to deliver their exercise notice following the pricing of the offering and prior to the issuance of the Pre-Funded Warrants at closing to have their Pre-Funded Warrants exercised immediately upon issuance and receive shares of Common Stock underlying the Pre-Funded Warrants upon closing of this offering. A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 9.99% of the outstanding Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase or decrease the amount of ownership of outstanding stock after exercising the holder’s Pre-Funded Warrants up to 9.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. Purchasers of Pre-Funded Warrants in this offering may also elect prior to the issuance of the Pre-Funded Warrants to have the initial exercise limitation set at 9.99% of our outstanding Common Stock.

Fractional Shares. No fractional shares of Common Stock will be issued in connection with the exercise of a Pre-Funded Warrant. In lieu of fractional shares, we will either round up to the nearest whole number or pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.

Cashless Exercise. If, at the time a holder exercises its Pre-Funded Warrants, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Pre-Funded Warrants.

Transferability. Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrant to us together with the appropriate instruments of transfer.

Exchange Listing. There is no trading market available for the Pre-Funded Warrants on any securities exchange or nationally recognized trading system. We do not intend to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading system.

Voting Rights as a Stockholder. Subject to the beneficial ownership limitations set forth in the Pre-Funded Warrants, a holder will be entitled to vote on an as-exercised basis at any meeting of the stockholders of the Company while the Pre-Funded Warrant (or any portion thereof) remains outstanding. A holder will be entitled to vote, together with the holders of Common Stock as a single class, the number of votes equal to the number of Warrant Shares the holder would be entitled to receive upon valid exercise of the Pre-Funded Warrant as of the record date.

Fundamental Transaction. In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of greater than 50% of our outstanding Common Stock, or any person or group becoming the beneficial owner of greater than 50% of the voting power represented by our outstanding Common Stock, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Series B Preferred Stock

The following summary of certain terms and provisions of the Series B Preferred Stock that is being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Series B Certificate of Designations, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the Series B Certificate of Designations for a complete description of the terms and conditions of the Series B Preferred Stock.

Ranking. The Series B Preferred Stock, with respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, ranks junior to the Series A Preferred Stock and any other senior preferred stock, on parity with any parity stock and senior to junior stock of the Company, unless at least a majority of the outstanding shares of Series B Preferred Stock consent to the creation of other capital stock of the Company hereafter that is senior or equal in rank to the Series B Preferred Stock.

Conversion. Beginning on the 45th day after the issuance of shares of Series B Preferred Stock, each share of Series B Preferred Stock will be convertible into shares of Common Stock (or pre-funded warrants in lieu thereof), determined by dividing the stated value of $[100] per share of Series B Preferred Stock (subject to adjustment as set forth in the Series B Certificate of Designations for stock dividends, stock splits, recapitalizations, combinations, subdivisions or other similar events with respect to the Series B Preferred Stock) by the lower of the two closing bid prices of the Common Stock in the two days prior to the date of such conversion, but in any event not less than $0.10 per share. If a holder elects to convert shares of Series B Preferred Stock after the sale price of our Common Stock for each trading day during ten (10) consecutive trading days is 95% above the closing sale price of our Common Stock on the date of the Securities Purchase Agreement, such holder is obligated to pay us a mandatory conversion payment in an amount equal to the number of Conversion Shares being issued multiplied by the subscription amount paid pursuant to the Securities Purchase Agreement. If, upon conversion of Series B Preferred Stock, we fail to timely issue Conversion Shares, then, at the sole discretion of the holder, we will pay in cash to such holder on each trading day after the delivery date an amount equal to 1% of the product of the number of Conversion Shares not so delivered multiplied by the closing sale price of the Common Stock on the trading day immediately preceding such delivery date.

If any shares of Series B Preferred Stock are converted or reacquired by the Company, such shares may not be reissued and will automatically be retired and cancelled and resume the status of authorized but unissued shares of undesignated preferred stock. The Series B Preferred Stock will not be convertible by a holder to the extent that such holder or any of its affiliates would beneficially own in excess of 9.99% of the Common Stock, as further described in the Series B Certificate of Designations; provided that a holder may receive pre-funded warrants in lieu of such Common Stock.

Mandatory Conversion. Beginning on the 45th day after the date of issuance of shares of Series B Preferred Stock, we have the option to require a holder to convert such holder’s shares of Series B Preferred Stock and, at the time of any such mandatory conversion at our election, pay us a mandatory conversion payment in an amount equal to the number of Conversion Shares being issued multiplied by the applicable subscription amount if the following conditions are met: (i) a registration statement covering all of the Conversion Shares issuable upon conversion of the outstanding shares of Series B Preferred Stock is effective and available for the resale of all of the Conversion Shares, (ii) there are available a sufficient number of authorized and unissued shares of Common Stock necessary for issuance upon conversion of all outstanding shares of Series B Preferred Stock, (iii) we are not in violation of any rules or requirements of the trading market on which the Common Stock is listed and have no knowledge of any facts or circumstances that could reasonably lead to suspension of the Common Stock by the trading market in the foreseeable future, and (iv) the closing sale price of our Common Stock for each trading day during ten (10) consecutive trading days is 95% above the closing sale price of our Common Stock on the date of the Securities Purchase Agreement.

Voting Rights. Except as provided by law, the holders of Series B Preferred Stock shall have no voting rights except that approval from a majority of the outstanding shares of Series B Preferred Stock, voting as a single class, is required to (i) alter or change the powers, preferences, or rights of the Series B Preferred Stock so as to affect them adversely, (ii) amend the Certificate of Incorporation or Bylaws in a manner adverse to the holders of Series B Preferred Stock, (iii) increase or decrease (other than by conversion) the authorized number of Series B Preferred Stock, (iv) during such time as greater than 50% of the shares of Series B Preferred Stock issued on the Initial Issuance Date continue to be held by the initial holder thereof, (A) create or authorize any new class or series of stock senior to or on parity with the Series B Preferred Stock, (B) purchase, repurchase or redeem any shares of junior stock, (C) pay dividends or make distributions on any junior stock, (D) issue additional Series B Preferred Stock (except as contemplated in the offering), or (v) circumvent the rights of the Series B Preferred Stock.

Purchase Rights, Distribution of Assets and Fundamental Transactions. Holders of Series B Preferred Stock may receive and participate in purchase rights and distribution of assets. We may not enter into any fundamental transaction unless the successor entity assumes all of our obligations under the Series B Certificate of Designations and issues in exchange securities with similar rights.

Dividends and Liquidation, Dissolution and Winding Up. Holders of Series B Preferred Stock are not entitled to receive any dividends and do not have any right to receive any distribution of assets upon a Liquidation Event (as defined in the Series B Certificate of Designations).

PROPERTIES

Our corporate headquarters are leased and are located in Denver, Colorado. On January 15, 2026, we completed the acquisition of Lyocon, which leases facilities in Italy, including approximately 27,000 square feet of warehouse space in Vigevano (PV) pursuant to a lease with an annual lease rate of EUR14,400, paid monthly, which renews automatically and may be terminated with six months advance notice. We are seeking additional facilities for our operations, including potentially utilizing space owned or leased by strategic partners and subsidiaries.

LEGAL PROCEEDINGS

In the normal course of business, we may become involved in legal proceedings. We will accrue a liability for legal proceedings when it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. For information regarding our legal proceedings, refer to Note 7 to the 2025 Financial Statements included herein.

On September 19, 2025, J.H. Darbie and Co., Inc. (“Darbie”) filed a claim in the U.S. District Court of the Southern District of Florida, West Palm Beach Division, alleging breach of contract under a Finder’s Fee Agreement entered into between us and Darbie in May 2024 and under a Financial Advisory Agreement, dated June 10, 2024, between the parties. Darbie voluntarily dismissed the lawsuit due to lack of jurisdiction in Florida on January 7, 2026. On March 10, 2026, Darbie initiated an arbitration in FINRA’s dispute resolution forum.

EXECUTIVE OFFICERS, DIRECTORS AND DIRECTOR INDEPENDENCE

Information About Our Board of Directors and Executive Officers

Board of Directors

The following sets forth certain information, as of June 25, 2026, about each member of our Board of Directors (the “Board”), including a discussion of their specific experience, qualifications, attributes, or skills that led to the conclusion that they should serve as directors.

Name	Age	Term Expires	Position	Position Since
Alessandro Zamboni	47	2028	Executive Chairman	2025
			Co-CEO
Shawn Taylor	63	2026	Director	2025
Dario Barisoni	58	2026	Director	2025
			Co-CEO
Matteo Ricchebuono	50	2027	Director	2025

Alessandro Zamboni is Chairman of the Board and Co-CEO of the Company. He also serves as Co-CEO and director of Nuburu Subsidiary, Inc., Chairman of Nuburu Defense, LLC, and a director of Lyocon, a wholly-owned subsidiary of Nuburu Subsidiary, Inc. Mr. Zamboni worked for 11 years from 2003 to 2014 as equity partner and managing director of the management consulting company NIKE Group S.p.A., now part of Accenture, which specializes in regulatory and internal controls for banks and insurance firms. In 2014, Mr. Zamboni founded The AvantGarde Group, a venture builder based in Milan, Italy, which launched “Supply@ME,” a working capital (inventory) monetization platform listed on the UK Main Market since 2020, and “RegTech Open Project,” an operational resilience software platform recently listed on the UK Main Market. He is also the founding member of DevoLab, the SDA Bocconi’ think tank group focused on exponential technologies and innovations. Mr. Zamboni has served as the Chief Executive Officer of Supply@ME Capital plc. since March 2020 and has served since January 2025 as Executive Director of Orbit, formerly known as 1AF2 S.r.l., an Italian software company specializing in digitalizing operational resilience solutions for mission-critical corporations, which is owned approximately 78% by Mr. Zamboni and approximately 22% by the Company. Mr. Zamboni holds a Bachelor of Arts (BA) degree in Economics from the University of Turin in Turin, Italy.

We believe Mr. Zamboni is qualified to serve on the Board based on his extensive experience with strategic investing, capital raising, and business consulting.

Shawn Taylor is a seasoned fractional Chief Financial Officer with over 20 years of experience in SaaS Technology, Media, and high-value intellectual property sectors. With a track record of success in both start-up and scale-up environments, he has played pivotal roles in venture capital-funded and publicly traded companies. His expertise encompasses corporate finance, initial public offerings, equity and debt financings, strategic restructurings, and merger and acquisition transactions. Mr. Taylor served as Chief Financial Officer for the following companies: Bolt Global Media Ltd, a Web3 technology company, from August 2022 to December of 2023; Quickmove Ltd., an online luxury goods resale platform handling the end to end sale of second hand designer goods for consumers, from January of 2021 to February 2022; Gibbs Hybrid Ltd., a recruitment and outsourcing business focused on the supply of high quality talent to financial and technology blue chip customers, from August of 2019 to December 2020; and Abal plc (formerly Imaginatik plc) from August 2005 to August 2019. Mr. Taylor’s career highlights include spearheading the initial public offering of Imaginatik on the London Stock Exchange’s AIM market, scaling businesses to significant revenue growth and negotiating high-value trade sales. Mr. Taylor has been a fellow of and is a Chartered Accountant with the Institute of Chartered Accountants in England and Wales since 1990. Mr. Taylor holds a BSc in Geography from Kings College, London University.

We believe Mr. Taylor is qualified to serve on the Board due to his extensive financial expertise, knowledge of the capital markets and substantive experience in growing technology companies.

Dario Barisoni has served as Co-CEO of the Company since 2025. He also serves as Co-CEO and director of Nuburu Subsidiary, Inc., CEO of Nuburu Defense, LLC, Chairman of Lyocon S.r.l (“Lyocon”), and a director of Orbit S.r.l. (“Orbit”). He brings over two decades of expertise in the technology sector, with a focus on the defense industry, optoelectronics, electronics, and international business. His career spans senior leadership roles across Europe, the Middle East, and Asia, with a strong track record in market expansion, mergers and acquisitions, internationalization, and establishing international joint ventures and partnerships. He has served as Managing Partner of 2Invest, an investment company with a focus in the Energy, Technology, IT sectors and financial services, since 2023. Prior to this position, from 2012 to 2023, Mr. Barisoni served as CEO Middle East and Asia to SIAE Microelectronica, a global telecom supplier specialized in digital high-tech infrastructures for utility companies and telecom operators. As regional CEO, Mr. Barisoni established and expanded several subsidiaries across Asia and the Middle East, led multi-million-dollar telecom infrastructure projects, and spearheaded sales and business development for Asia and the Middle East. Prior to this role, he has held executive positions for large, European based, global technology companies including the German Rohde & Schwarz, a leader in the defense and electronic warfare (EW) sector, the defense business unit of Marconi plc, and Pirelli Cables and Systems (now Prysmian) where he led submarine power and fiber-optic cables infrastructure projects worldwide. He was also a director of Arpa fzco, a start-up with a focus on mergers and acquisitions and internationalization processes. Mr. Barisoni has also served as Chairman and Board Member of the Italian Business Council UAE, the organization that associates all of the Italian enterprises operating or doing business in the country, since 2021; and a Board Member of the Italian Chamber of Commerce to South East Asia since 2009. Mr. Barisoni holds an Executive MBA from POLIMI Graduate School of Management, Milan, Italy and a Master of Science in Optoelectronic Engineering from Politecnico di Milano University, Italy.

We believe Mr. Barisoni is qualified to serve on the Board due to his extensive leadership experience, corporate transactional and growth expertise, and knowledge of the technology and manufacturing sectors.

Matteo Ricchebuono was the sole administrator of SFE Société Financière Européenne SA, a financial holding and advisory company, from January 2024 until his resignation in November 2025, but continues to serve in prorogatio. Mr. Ricchebuono has also served since May 2014 as a member of the Board Monaco MC of Groupe Financier de Gestion SAM, which is the investment manager of GFG Funds, a Luxembourg SICAV that manages four fixed income-focused funds available for European distribution. Prior to this role, Mr. Ricchebuono was a partner of Global Funds Europe in London, United Kingdom (UK), from March 2014 through February of 2020. Global Funds Europe acts as a distributor of third-party investment funds to Italian institutional investors and is the sole distributor for Lazard Feres Gestion in Italy. Prior to this role, Mr. Ricchebuono was in the Institutional Client Group and in the Debt Capital Market Group with Deutsche Bank in London, UK, from April 2006 through January 2014. Prior to this role, Mr. Ricchebuono was with UBS in London, UK, from July 2005 through March 2006. Mr. Ricchebuono also served at the retail desk of Banca IMI in Milan, Italy, which developed a range of retail financial products. Mr. Ricchebuono holds a Masters degree in Economics from the Bocconi University in Milan, Italy.

We believe Mr. Ricchebuono is qualified to serve on the Board based on his extensive experience in the financial services industry and capital raising.

Executive Officers

The following is biographical information for our executive officer, including his age as of June 25, 2026.

Name	Age	Position
Alessandro Zamboni	47	Executive Chairman and Co-CEO
Dario Barisoni	58	Co-CEO

Alessandro Zamboni is the Company's Executive Chairman, Co-Chief Executive Officer and a member of the Board. Please see Mr. Zamboni’s biography set forth above in the section titled "Board of Directors."

Dario Barisoni is the Company's Co-Chief Executive Officer and a member of the Board. Please see Mr. Barisoni’s biography set forth above in the section titled "Board of Directors."

Director Independence

The Board has determined that each of the directors on the Board other than the Co-Chief Executive Officers, which includes Mr. Ricchebuono and Mr. Taylor, qualifies as an independent director, as defined under the rules of NYSE American, and the Company’s Board consists of 50% of “independent directors,” as defined under the rules of the SEC and NYSE American relating to director independence requirements.

EXECUTIVE COMPENSATION

Executive Compensation

The following is a discussion and analysis of compensation arrangements of our named executive officers, or “NEOs.” As a “smaller reporting company” as defined in SEC rules, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to smaller reporting companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. Compensation of our executives is structured around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for the year ended December 31, 2025 are as follows:

•
Alessandro Zamboni, Executive Chairman and Co-Chief Executive Officer
•
Dario Barisoni, Co-Chief Executive Officer;
•
Brian Knaley, former Chief Executive Officer; and
•
Brian Faircloth, former Chief Operating Officer.

Summary Compensation Table

The following table sets forth total compensation paid to our named executive officers for the years ended December 31, 2025, and December 31, 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Alessandro Zamboni (4)	2025	$380,000	$530,000	$288,452	$—	$—	$1,198,452
Executive Chairman and Co-Chief Executive Officer
Dario Barisoni (5)	2025	$110,000	$650,000	$288,452	$15,267	$37,500	$1,101,219
Co-Chief Executive Officer
Brian Knaley (6)	2025	$233,591	$—	$—	$—	$2,914	$236,505
Former Chief Executive Officer	2024	$388,726	$—	$246,001	$123,740	$—	$758,467
Brian Faircloth (7)	2025	$355,614	$—	$—	$—	$3,153	$358,767
Former Chief Operating Officer	2024	$148,650	$—	$—	$—	$—	$148,650

(1)
The amounts in this column represent the aggregate grant-date fair value of awards of RSUs granted to the applicable named executive officer for the applicable year, computed in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 (“ASC 718”). For a discussion of the assumptions made by the Company in determining the grant-date fair value of the Company’s RSU awards, please see Note 13 to the 2025 Financial Statements included herein.
(2)
The amounts in this column represent the aggregate grant-date fair value of stock options granted to the applicable named executive officer for the applicable year, computed in accordance with ASC 718. For a discussion of the assumptions made by the Company in determining the grant-date fair value of the Company’s stock option awards, please see Note 13 to the 2025 Financial Statements included herein. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the Company’s NEOs.
(3)
The amounts in this column include payments for medical, dental, vision benefits, life insurance, and long-term disability benefits paid to the applicable named executive officer for the applicable year. For Mr. Barisoni, the amount presented includes fees paid for his role as a member of the Board of Directors.
(4)
Mr. Zamboni was appointed as Executive Chairman of the Company on January 13, 2025 and as Co-CEO of the Company on October 1, 2025.
(5)
Mr. Barisoni was appointed as Co-CEO of the Company on October 1, 2025.
(6)
Mr. Knaley served as the Company’s Chief Financial Officer from February 21, 2022 until October 31, 2023 and as the Company’s Chief Executive Officer from November 1, 2023 until January 30, 2025. Effective January 31, 2025, Mr. Knaley resigned as Chief Executive Officer and a director of the Company. He continued to support the Company through its leadership transition via special projects until July 2025.
(7)
Mr. Faircloth ceased to be an employee of the Company effective October 31, 2025 upon the termination of his employment agreement with the Company. Included in Mr. Faircloth’s salary is $306,000 paid to a company owned by Mr. Faircloth as compensation for services provided to the Company.

Outstanding Equity Awards at Fiscal Year End on December 31, 2025

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2025.

			Option Awards				Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Alessandro	—		—	—	—	—	—	—
Zamboni
Dario	10/01/2025	(2)	5,260	15,782	$0.71	10/01/2035	—	—
Barisoni
Brian	—		—	—	—	—	—	—
Knaley
Brian	07/18/2023	(3)	1,187	—	$113.77	07/17/2033	—	—
Faircloth

(1)
This column represents the exercise price per share of the stock option on the date of the grant.
(2)
1/12th of the options vested on October 1, 2025, and 1/12th of the total options have vested or will vest each month thereafter on the same day of the month, subject to the holder's continuous service through each vesting date.
(3)
1/4th of the total shares vested on July 18, 2024, and 1/36th of the remaining shares will vest each month thereafter on the same day of the month, subject to the holder's continuous service through each vesting date.

Executive Officer Employment Agreements

We have not entered into any employment agreements with our executive officers and have not made any severance agreements or change in control arrangements with our executive officers. Upon their appointment as Co-CEOs of the Company, the Board approved an annual base salary of $440,000 for each of Mr. Zamboni and Mr. Barisoni, effective on October 1, 2025. Each Co-CEO is also eligible to receive an annual cash target bonus equal to 100% of his base salary. Mr. Barisoni also received a one-time signing bonus of $120,000.

2026 Compensation Arrangements for Our Co-CEOs

Effective March 16, 2026, our Board approved setting the 2026 annual base salary, effective January 1, 2026, for each Co-CEO at $600,000.

Our Board, at the recommendation of the Compensation Committee, established a performance-based, annual incentive cash opportunity (the “Annual Incentive Plan”) of up to a set percentage of base salary for certain officers and employees of the Company designated by the Compensation Committee or the Board, including the Co-CEOs. Effective March 16, 2026, our Board adopted an Annual Incentive Plan for 2026 (the “2026 AIP”).

The 2026 AIP consists of an overall cap for the award at 100% of base salary, a maximum payout per metric of up to 140%, pro-rata recognition for partial achievement of metrics, and a non-discretionary calculation methodology. The metrics and weights for the 2026 AIP are as follows:

Metric	Weight
Strategic execution with respect to key transactions	30%
Stock performance	20%
Liquidity improvement	15%
Capital improvement	15%
Billings	10%
Governance best practices implementation	10%

Our Board believes that the framework and metrics of the 2026 AIP align executive incentives with strategic growth, financial stabilization, capital formation, revenue restoration, and governance strengthening. The Compensation Committee will determine achievement of the performance metrics by participants in the 2026 AIP. Any payouts under the 2026 AIP will be made in a lump sum to the recipient as soon as practicable following December 31, 2026, provided that such recipient’s employment at the Company is continuous through December 31, 2026.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Non-Public Information

We do not grant equity awards in anticipation of the release of material nonpublic information and we do not time the release of material nonpublic information based on equity award grant dates or for the purpose of affecting the value of executive compensation. In addition, we do not take material nonpublic information into account when determining the timing and terms of such awards. In fiscal 2025, we did not grant new awards of stock options to our NEOs during the time period outlined in Item 402(x) of Regulation S-K.

Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

In response to Item 402(w) of Regulation S-K, there was no time during or after the last completed fiscal year that we were required to either prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our compensation recovery policy, or had an outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to a prior restatement. The payout for the executive team was not based on any metrics that were impacted by restatements.

DIRECTOR COMPENSATION

Annual Cash Retainer for Directors (other than the Co-CEOs) (“Cash Retainer”)

Each director receives a $50,000 annual Cash Retainer, payable quarterly in arrears, within 30 days from the end of each quarter, prorated for any portion of a quarter that such director is not serving on the Board.

In recognition of expected continued turnaround demands and elevated governance workload during 2026, our Board has awarded a $25,000 one-time additional annual retainer for each of the non-employee directors for 2026. This additional retainer will be paid quarterly in equal installments during 2026 and will automatically terminate upon the earlier of (i) the Board’s determination that restoration of full executive management of the Company has occurred or (ii) December 31, 2026.

Annual Equity Compensation for Directors (other than the Co-CEOs) (“Annual Award”)

Each director shall receive an annual grant of non-qualified stock options or RSUs, at the election of such director, pursuant to the 2022 Plan.

Committee Service Compensation for Directors (other than the Co-CEOs)

In consultation with its compensation consultant, the Compensation Committee recommended to the Board for approval, and our Board approved, setting the 2026 annual cash compensation for committee chair and membership, effective as of January 1, 2026, of the directors as follows:

•
Audit Committee Chair: $37,500
•
Audit Committee Member: $10,000
•
Compensation Committee Chair: $15,000
•
Compensation Committee Member: $7,500
•
N&CG Committee Chair: $10,000
•
N&CG Committee Member: $5,000

Inducement Equity Grant for Directors (other than the Co-CEOs)

New directors may be granted a one-time inducement option grant of non-qualified stock options for up to 1x the Annual Award upon joining the Board at the discretion of the Compensation Committee and the Board.

Annual Compensation Limit

No non-employee director may be granted, in any fiscal year, equity awards, the value of which will be based on the grant date fair value determined in accordance with U.S. GAAP, and be provided any other compensation (including without limitation any cash retainers or fees) in amounts that, in the aggregate, exceed $750,000, provided that such amount is up to $1,000,000 in the fiscal year of his or her initial service as a non-employee director.

We may further revise our director compensation program from time to time to better align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward individuals who contribute to our long-term success. Decisions on the director compensation program will be made by the Board.

Director Compensation for the Year ended December 31, 2025

The following table presents the total compensation for each non-employee director that served on our Board during 2025. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our Board in 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1)(2)	All Other Compensation(3)	Total ($)
Matteo Ricchebuono (4)	$50,000	$—	$10,542	$45,000	$105,542
Shawn Taylor (5)	$100,000	$—	$10,178	$45,000	$155,178
Daniel Hirsch (6)	$—	$—	$—	$—	$—
Elizabeth Mora (7)	$—	$—	$—	$—	$—

(1)
The amounts in this column represent the aggregate grant-date fair value of stock options granted to the applicable director, computed in accordance with ASC 718. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by our directors. For a discussion of the assumptions made by us in determining the grant-date fair value of our stock option awards, please see Note 13 to the 2025 Financial Statements included herein.
(2)
As of December 31, 2025, the aggregate number of shares subject to outstanding equity awards held by our non-employee directors who served on our Board during 2025 were as shown below.

Name	Stock Options
Matteo Ricchebuono	14,529
Shawn Taylor	14,028
Daniel Hirsch	—
Elizabeth Mora	—

(3)
In recognition of extraordinary services rendered during 2025, the Board awarded a $45,000 one-time special bonus to each of the non-employee directors serving at the end of 2025.
(4)
Mr. Ricchebuono was appointed to the Board on December 31, 2024.
(5)
Mr. Taylor was appointed to the Board on December 31, 2024.
(6)
Mr. Hirsch resigned from the Board effective January 31, 2025.
(7)
Ms. Mora resigned from the Board effective January 31, 2025.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to the Company regarding the beneficial ownership of the Common Stock as of June 25, 2026 (the “Ownership Date”), by:

•
each person or “group” who is known by the Company to be the beneficial owner of more than 5% of the issued and outstanding Common Stock;
•
each of the Company’s named executive officers and directors; and
•
all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our Common Stock subject to common stock warrants, options that are currently exercisable or exercisable within 60 days of the Ownership Date, and restricted stock units and performance share awards that vest within 60 days of the Ownership Date, are deemed to be outstanding and to be beneficially owned by the person holding such securities for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. This table is based upon information supplied by named executive officers, directors and principal stockholders and Schedules 13G or 13D filed with the SEC.

Percentage ownership of our Common Stock in the table below is based on 240,548,960 shares of our Common Stock issued and outstanding on June 25, 2026, unless otherwise noted below. Unless noted otherwise, the address of each of the individuals and entities named below is c/o Nuburu, Inc., 44 Cook Street, Suite 100, Denver, CO 80206.

Name of Beneficial Owner	Number of Outstanding Common Shares Beneficially Owned	Number of Common Shares Exercisable Within 60 Days	Number of Common Shares Beneficially Owned	Percentage of Beneficial Ownership
Greater than 5% Stockholders:
Highbridge Capital Management, LLC (1)	—	34,919,466	34,919,466	9.99%
Brick Lane Capital Management Limited (2)	—	19,841,664	19,841,664	7.6%
Named Executive Officers and Directors:
Alessandro Zamboni (3)	23,393,298	—	23,393,298	8.9%
Dario Barisoni (4)	1,774,000	96,250	1,870,250	*
Brian Knaley (5)	45,725	—	45,725	*
Brian Faircloth (6)	8,842	—	8,842	*
Matteo Ricchebuono (7)	—	66,458	66,458	*
Shawn Taylor (8)	—	64,167	64,167	*
Common Stock all directors and executive officers own as a group (4 persons)	25,221,865	226,875	25,448,740	9.6%

* Represents beneficial ownership of less than one percent of our outstanding shares of Common Stock.

(1)
According to a Schedule 13G filed with the SEC on May 15, 2026 reflecting ownership on March 31, 2026, Highbridge Capital Management, LLC (“Highbridge”) holds sole voting and dispositive power with respect to 34,919,466 shares. The warrants to purchase shares of our Common Stock may not be exercised to the extent that, after giving effect to the exercise, Highbridge and its affiliates would beneficially own more than 9.9% of our outstanding Common Stock. The percentage set forth above gives effect to the 9.99% blocker. Without the 9.99% blocker, Highbridge could acquire 12.7% of our Common Stock. The address of Highbridge is 390 Madison Avenue, 28th Floor, New York, NY 10017.
(2)
Consists of 19,841,664 shares of Common Stock issuable upon conversion of the 2026 Brick Lane H&K Investment Note held by Brick Lane. The note may not be converted to the extent that, after giving effect to the conversion, Brick Lane and its affiliates would beneficially own more than 9.9% of our outstanding Common Stock. The address of Brick Lane is 33 Cavendish Square, London W1G OPW United Kingdom.
(3)
Includes 23,393,298 shares of Common Stock held by Mr. Zamboni, which includes 21,619,298 shares of Common Stock issued upon conversion of certain convertible notes held by Vanguard and The AvantGarde Group ("TAG"), which are wholly-owned by Mr. Zamboni.

(4)
Includes (i) 1,774,000 shares of Common Stock held by Mr. Barisoni, (ii) 78,750 shares of Common Stock that may be acquired through the exercise of vested stock options held by Mr. Barisoni and (iii) 17,500 shares of Common Stock that may be acquired within 60 days of the Ownership Date pursuant to unvested stock option awards held by Mr. Barisoni.
(5)
Includes 45,725 shares of Common Stock held by Mr. Knaley.
(6)
Includes 8,842 shares of Common Stock held by Mr. Faircloth.
(7)
Includes (i) 54,375 shares of Common Stock that may be acquired through the exercise of vested stock options held by Mr. Ricchebuono and (ii) 12,083 shares of Common Stock that may be acquired within 60 days of the Ownership Date pursuant to unvested stock option awards held by Mr. Ricchebuono.
(8)
Includes (i) 52,500 shares of Common Stock that may be acquired through the exercise of vested stock options held by Mr. Taylor and (ii) 11,667 shares of Common Stock that may be acquired within 60 days of the Ownership Date pursuant to unvested stock option awards held by Mr. Taylor.

Percentage ownership of our Series A Preferred Stock in the table below is based on 1,006,118 shares of our Series A Preferred Stock issued and outstanding on June 25, 2026. Unless noted otherwise, the address of each of the individuals and entities named below is c/o Nuburu, Inc., 44 Cook Street, Suite 100, Denver, CO 80206.

Name of Beneficial Owner	Number of Outstanding Series A Preferred Shares Beneficially Owned	Number of Series A Preferred Shares Exercisable Within 60 Days	Number of Series A Preferred Shares Beneficially Owned	Percentage of Beneficial Ownership
Greater than 5% Stockholders:
NPIC Limited	236,222	—	236,222	23.5%
Wilson-Garling 2020 Family Trust uad 9/20/20 (1)	121,205	—	121,205	12.0%
Wilson Sonsini Goodrich & Rosati, P.C.(2)	195,452	—	195,452	19.4%
Named Executive Officers and Directors:
Alessandro Zamboni	—	—	—	—
Dario Barisoni	—	—	—	—
Brian Knaley	—	—	—	—
Brian Faircloth	—	—	—	—
Matteo Ricchebuono	—	—	—	—
Shawn Taylor	—	—	—	—
Series A Preferred Shares all directors and executive officers own as a group (4 persons)	—	—	—	—

* Represents beneficial ownership of less than one percent of our outstanding shares of Preferred Stock.

(1)
Includes 121,205 shares of Series A Preferred Stock held by W-G Investments LLC, of which Ms. Garling is a member and of which her spouse, Thomas Wilson, is the sole manager. The aforementioned information is based partially on the information reported on Schedule 13D/A filed by the Wilson-Garling Family Trust uad 9/20/20 on June 13, 2023.
(2)
The address of Wilson Sonsini Goodrich & Rosati is 650 Page Mill Road, Palo Alto, CA 94304.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Person Transactions Policy

Our Board has adopted a written related person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of our policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries are participants involving an amount that exceeds $120,000, in which any “related person” has a material interest.

Transactions involving compensation for services provided to us as an employee, consultant or director are not considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a holder of more than 5% of any class of our voting securities (including Common Stock), including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of our voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to the Audit Committee (or, where review by the Audit Committee would be inappropriate, to another independent body of our Board) for review. To identify related person transactions in advance, we will rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related person transactions, the Audit Committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•
the risks, costs, and benefits to us;
•
the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•
the terms of the transaction;
•
the availability of other sources for comparable services or products; and
•
the terms available to or from, as the case may be, unrelated third parties.

The Audit Committee will approve only those transactions that it determines are fair to us and in our best interests. Certain of the transactions described in this section were entered into prior to the adoption of such policy.

Related Person Transactions

In addition to the compensation arrangements, including employment and termination of employment, discussed in “Executive Compensation” and “Executive Officer Employment Agreements” above, the following is a description of each transaction since January 1, 2024, and each currently proposed transaction, in which:

•
we are a participant;
•
the amount involved exceeded or exceeds $120,000; and
•
any of our directors, executive officers, or beneficial holders of more than 5% of any class of capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Related Person Transactions in 2025

Transaction with Former Executive Chairman

Ron Nicol, who was the Executive Chairman of our Board through January 2025, paid director and officer insurance premiums of approximately $1,500,000 on behalf of the Company because we did not have available cash to pay such amounts when due. We were obligated to repay such amount to Mr. Nicol, without interest or other charges. In December 2025, we reached a settlement agreement with Mr. Nicol, in which we paid Mr. Nicol $1,162,704.

Transaction with S.F.E. Equity Investments S.a.r.l. (“SFE EI”)

Mr. Zamboni, our Executive Chairman and Co-CEO, owns a partial indirect beneficial interest in SFE EI. One of our directors, Mr. Ricchebuono, owns a partial indirect beneficial interest in SFE EI and was the sole administrator of SFE EI until his resignation from SFE EI on November 4, 2025, but continues to serve in prorogatio.

On February 19, 2025, we entered into a commitment letter (the “Trumar Agreement”) with Trumar Capital LLC (“Trumar”) to acquire, through the acquisition of 100% of the interests in TCEI S.a.r.l. (“TCEI”), a wholly-owned subsidiary of Trumar formed to facilitate the transaction, a controlling interest in Tekne, a defense-tech company that specializes in the design, production, and outfitting of a diverse range of vehicles, including industrial and military applications, as well as electronic devices for defense and security, advanced telecommunications, and tracking systems, and (ii) Orbit, formerly known as 1AF2 S.r.l., an Italian software company specializing in digitalizing operational resilience solutions for mission-critical corporations, which is wholly-owned by Mr. Zamboni. The anticipated investments were expected to occur in stages. For the first stage, which was completed in March 2025, we purchased a 20% ownership interest in TCEI for an aggregate price of $1.5 million in cash plus $23.5 million in a note payable. For the second stage, we had planned to purchase the remaining 80% ownership interest in TCEI, which would have required us to issue Common Stock in excess of 19.99% of our outstanding Common Stock as part of the purchase price.

In connection with obtaining certain regulatory approvals necessary for TCEI to consummate its acquisition of Tekne, TCEI was required to provide certain financial assurances with respect to the ongoing financing of Tekne, including the deposit of $4.2 million in assets in an escrow account (the “Financial Assurances”). In March 2025, on behalf of TCEI and us, SFE EI transferred to the designated escrow account the $4.2 million of assets necessary to satisfy the Financial Assurances requirement. In consideration for SFE EI’s providing the Financial Assurances, we agreed to issue 1,219,831 shares of our Common Stock (the Escrow Shares) to SFE EI pursuant to the SFE EI Agreement.

Because certain conditions were not satisfied by July 31, 2025, the Trumar Agreement expired on its own terms as of July 31, 2025, the note payable for $23.5 million was canceled, and we no longer own an equity interest in TCEI.

On January 13, 2026, we entered into the Tekne Purchase Agreement with the Shareholders, pursuant to which we obtained a 2.9% interest in Tekne from Mr. D’Arrezzo. Under the Tekne Purchase Agreement, Mr. D’Arrezzo agreed to sell a 2.9% interest in Tekne to us or our subsidiary, in exchange for the issuance of the Tekne Note in the principal amount of $1,740,000 by us to Mr. D’Arrezzo. The Tekne Note may be converted into 1,394,790 shares of Common Stock at a fixed conversion price of $1.25 per share of Common Stock. The Tekne Note has a maturity date of January 31, 2027, bears no interest except in the event of a default, and may not be repaid or redeemed in cash. The Tekne Note may either be converted into shares of Common Stock following the receipt of the Italian government regulatory approvals required to approve the acquisition by us of a controlling interest in Tekne, or the Tekne Note will be automatically extinguished upon the exercise of put and call options for the required transfer of the 2.9% interest in Tekne from us back to Mr. D’Arrezzo, if the required regulatory approvals are not obtained. The Financial Assurances provided by SFE EI remain in place in support of our obligations to Tekne. As a result, it is necessary for us to issue the Escrow Shares to SFE EI pursuant to the SFE EI Agreement. Our Audit Committee and Board have reviewed the terms of the SFE EI Agreement and determined that the transaction, including the issuance of the Escrow Shares to SFE EI, is fair to the Company and is in the best interests of the Company and our stockholders because it is critical to our Transformation Plan that we obtain a controlling interest in Tekne.

Transaction with Orbit

On October 31, 2025, we, Nuburu Defense, Mr. Zamboni, and Vanguard, a limited liability company wholly owned by Mr. Zamboni, entered into the Orbit Agreement for the sale of all of the ownership interests in Orbit to Nuburu Defense (the “Orbit Acquisition”). Nuburu Defense is permitted to make up to a $5,000,000 equity investment in Orbit (the “Equity Infusion”), the proceeds of which are anticipated to provide working and growth capital (including for the repayment of payables incurred in the ordinary course of business) for Orbit. In addition to the Equity Infusion, Nuburu Defense will acquire all outstanding capital stock of Orbit from Vanguard for an aggregate purchase price of $12,500,000, consisting of $3,750,000 in cash and $8,750,000 in securities (the “Orbit Consideration”). Effective as of February 3, 2026, the parties to the Orbit Agreement agreed to issue 10,020,040 shares of Common Stock to Vanguard to satisfy the securities component of the Orbit Consideration. Since Orbit was wholly owned by Mr. Zamboni, our Executive Chairman and Co-CEO, indirectly through Vanguard, the Orbit Acquisition constitutes a related party transaction under U.S. securities laws and, as a result, the Orbit Acquisition and Orbit Agreement have been reviewed and approved by our independent directors and our Audit Committee and securities to be issued in connection with such transaction were approved by our stockholders at a special meeting held on March 12, 2026.

Under the Orbit Agreement, we have agreed to consummate the Equity Infusion in tranches, with the final tranche closing no later than October 7, 2028. We paid $1,500,000 of the Equity Infusion amount in connection with the signing of the binding letter of intent, dated October 6, 2025, between us and Mr. Zamboni, resulting in our holding a 10.7% ownership interest in Orbit. Effective as of January 15, 2026, we closed on a second tranche of the Equity Infusion, resulting in our now owning approximately 22% of Orbit. The board of directors of Orbit has been reconstituted and is now comprised of Mr. Zamboni (Chairman and Executive Director), Mr. Barisoni, and Anthony D. Sinnott, a part-time employee of the Company. Under the Orbit Agreement, in exchange for the Orbit Consideration, we will acquire full ownership of Orbit from Vanguard in tranches, with the final tranche closing no later than December 31, 2026.

Transaction with Supply@ME Capital Plc (“SYME”)

Mr. Zamboni is the founder, chief executive officer and a director of SYME, a U.K. listed company that is a fintech platform focused on Inventory Monetisation© solutions for manufacturing and trading companies. Mr. Zamboni is the sole owner and director of The AvantGarde Group S.p.A (“TAG”), which owns 22.6% of SYME. As the chief executive officer of SYME, Mr. Zamboni received $260,000 in compensation from SYME during 2025.

On March 14, 2025, we entered into a convertible note receivable with SYME to invest up to $5,150,000 in SYME (the "Convertible Note Receivable"). The Convertible Note Receivable bears interest at 14.33% per annum, accruing daily, and any outstanding interest due at each conversion date is to be repaid in ordinary shares of SYME at a fixed conversion ratio of £0.00003 per ordinary share (the "SYME Conversion Price"). Upon conversion, we expect to hold a controlling interest in SYME. Following approval by SYME stockholders, the Financial Conduct Authority, and The Panel on Takeovers and Mergers, we may convert amounts outstanding under the Convertible Note Receivable into ordinary shares of SYME at the SYME Conversion Price, with the U.S. dollar-denominated balance first converted into pounds sterling at a fixed exchange rate of 0.7469 prior to application of the SYME Conversion Price, with conversion shares accompanied by a warrant to acquire one additional ordinary share of SYME for every two ordinary shares of SYME issued on any conversion, with an exercise price of £0.000039, as well as the ability to exercise on a cashless basis. The Convertible Note Receivable is repayable in part or in full on demand after the earlier of an event of default or [August 31, 2027], and, once the required approvals are obtained, any such repayment on demand may be required to be effected by conversion rather than cash. If the required approvals have not been obtained by [January 31, 2027], SYME must grant specified security in favor of us within 20 days and continue pursuing the approvals. Due to the position of Mr. Zamboni with SYME, the investment was negotiated and approved by our independent directors and our Audit Committee.

Transaction with Supply@ME Stock Company 3 S.r.l. ("SYME 3")

On March 12, 2026, we entered into a Bond Subscription Agreement (the “SYME 3 Agreement”), with SYME 3, pursuant to which we agreed to subscribe and pay for initial bonds issued by SYME 3 in the nominal value of €5,250,000 with a maturity date in March 2029 (the “Initial Bonds”) for a subscription price of €5,250,000. The full subscription price was paid on the issuance date by the offset of €4,824,294 in payments previously made by us to SYME 3 in September through November 2025 as SYME inventory advances.

SYME 3 is owned by SFE SA, a holding company owned partially and indirectly by Mr. Zamboni and Mr. Ricchebuono, one of our directors. Mr. Ricchebuono received compensation of $130,000 from SFE SA during 2025. Mr. Ricchebuono is SYME 3’s sole administrator and received compensation of $25,000 from SYME 3 during 2025. SYME, of which Mr. Zamboni is the chief executive officer and a director, is the parent of two operating subsidiaries: Supply@ME S.r.l., which provides operational services to SYME 3 under a services agreement, and SymeTech S.r.l., which licenses its inventory monetization platform to SYME 3 under a license agreement. Upon conversion of the Convertible Note Receivable and receipt of the required approvals, we would own a controlling interest in SYME.

SYME 3 may issue up to €30,000,000 in variable rate bonds due March 2029 (the “Bonds”), including the Initial Bonds, in order to fund inventory requirements of Tekne. The Bonds are held in dematerialized form with Euronext Securities Milan. The Bonds are obligations solely of SYME 3 and are secured by security interests in a Pegno Non Possessorio (a non-possessory pledge) under Italian law over the inventory of Tekne acquired with such funds and future receivables linked to such inventory; a pledge agreement over a bank account opened by SYME 3 entered into by SYME 3, as pledgor, and the Company, as secured creditor; and a pledge agreement over receivables and assignment of VAT receivables entered into by SYME 3, as pledgor, and the Company, as secured creditor. The Bonds accrue interest daily at a rate of 3-month Euro Interbank Offered Rate plus 7.5% per annum plus any additional margin (as provided in the SYME 3 Agreement), subject to a cap of 12% per annum, until the final maturity date in March 2029 (the “Final Maturity Date”). Interest payments are due on the 8th day of January, April, July and October, with the first payment date on July 8, 2026. Unless the Bonds are redeemed earlier, SYME 3 will redeem the Bonds at their principal amount outstanding at the Final Maturity Date. SYME 3 may redeem the Bonds early (i) at its option beginning after the first anniversary of the issuance date or (ii) in whole with 120 days’ notice without penalty on any bond payment date after the date of imposition of certain tax withholdings or deductions as set forth in the SYME 3 Agreement. The Company (or, if applicable, the representative of the bondholders, including the Company) may request mandatory redemption on a bond payment date upon giving at least 120 days’ notice prior to such bond payment date. The Bonds are freely transferable to a person or entity that qualifies as a “Professional Investor” under Italian law.

Transaction with TAG and Vanguard

Mr. Zamboni, is the founder and sole director of TAG. TAG advanced approximately $545,000 to us in 2025, which was reflected as a subordinated, unsecured promissory note (the “TAG Note”). In addition, in May 2025, Mr. Zamboni loaned $900,000 of the cash proceeds he received in connection with the TCEI acquisition back to the Company for working capital purposes (the “AZ Note”). Since Mr. Zamboni is our executive chairman and the founder of TAG, both of these loans are considered related person transactions under our Related Person Transactions Policy and were approved by our Audit Committee and Board in accordance with such policy. Subsequently, in May 2025, Mr. Zamboni entered into conversion agreements with us permitting him to convert and settle, in whole or in part, both the TAG Note and the AZ Note for shares of Common Stock, with the conversion price being 1/3 of the VWAP during the 5 days prior to conversion. At the 2025 Annual Meeting, our stockholders approved the TAG Note and the AZ Note and the conversion of them into shares of Common Stock. On October 31, 2025, Mr. Zamboni transferred his interest in the AZ Note to Vanguard, a limited liability company wholly owned by Mr. Zamboni. On December 22, 2025, TAG transferred its interest in the TAG Note to Vanguard. During the fourth quarter of 2025, Vanguard converted the TAG Note and the AZ Note in exchange for 4,332,525 shares of Common Stock.

Plan of Distribution

Pursuant to a placement agency agreement, dated as of [ ], 2026 (the “Placement Agency Agreement”), we have engaged Joseph Gunnar & Co., LLC (the “Placement Agent”) to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus on a reasonable best efforts basis. The Placement Agent is not purchasing or selling any securities, nor are they required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use their “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered.

The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent and prospective investors. The Placement Agent will have no authority to bind us by virtue of the Placement Agency Agreement. This is a best-efforts offering and there is no minimum amount of proceeds that is a condition to closing of this offering. Investors purchasing securities offered hereby will execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) a covenant to not enter into variable rate financings for a period of up to six months from the date of the securities purchase agreement, subject to certain exceptions; and (ii) a covenant to not enter into any equity financings from the date of the securities purchase agreement until the 90th day after the later of (i) the date on which an amendment to the Certificate of Incorporation is filed with the Secretary of State of the State of Delaware and becomes effective that increases the number of authorized shares of Common Stock following receipt of Stockholder Approval and a registration statement is filed pursuant to the Securities Act covering all Warrant Shares and Conversion Shares, respectively, has been declared effective by the Commission in accordance with the Securities Act, and is effective and available for the issuance or resale of all Warrant Shares and Conversion Shares and (ii) such date that the Series B Preferred Stock may be converted by the purchasers pursuant to Section 4(a)(i) of the Series B Certification of Designations (the “Restricted Period”), subject to certain exceptions. The Placement Agent may engage one or more sub-agents or selected dealers in connection with the offering.

The nature of the representations, warranties and covenants in the securities purchase agreements shall include, among others:

•
standard issuer representations and warranties of the Company on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation (except as set forth herein), labor or other compliance issues, environmental, regulatory certificates, authorizations and permits, intellectual property and title matters and compliance with various laws such as the FCPA; and
•
covenants regarding matters such as registration of shares, no integration with other offerings, filing of a Form 8-K to disclose entering into these securities purchase agreements, no shareholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of common stock issued in this offering, no subsequent equity sales during the Restricted Period, subject to certain exceptions, and no Variable Rate Transactions (as defined in the securities purchase agreement) for up to six months from the date of the securities purchase agreement, subject to certain exceptions.

We are entering into a registration rights agreement with the purchasers pursuant to which we have agreed to file one or more registration statements with the Commission covering the public resale of the Conversion Shares by the filing deadline specified therein. If the resale registration statement is not filed or declared effective by the applicable deadlines or if the effectiveness of the registration statement is not maintained, we will be required to pay registration delay payments to the purchasers on a monthly basis as specified in the registration rights agreement. We have also agreed to grant piggyback registration rights to the purchasers under certain circumstances.

The Placement Agency Agreement provides that the Placement Agent’s obligations are subject to conditions contained in the Placement Agency Agreement.

Delivery of the securities offered hereby is expected to occur on or about [ ], 2026, subject to satisfaction of certain customary closing conditions.

Fees and Expenses

The following table shows the public offering price per share of Common Stock and 0.2121 share of Series B Preferred Stock, and per Pre-Funded Warrant and 0.2121 share of Series B Preferred Stock, placement agent fees payable by us, and proceeds before expenses to us:

	Per Share and Accompanying Shares of Series B Preferred Stock	Per Pre-Funded Warrant and Accompanying Shares of Series B Preferred Stock	Total
Public offering price	$0.1414	$0.1413	$38,000,000
Placement Agent fees(1)	0.0088	0.0088	2,375,000
Proceeds, before expenses, to us(2)	$0.1326	$0.1325	$35,625,000

We have agreed to pay the Placement Agent a total cash fee of 6.25% of the aggregate gross proceeds raised in the offering.

We have also agreed to reimburse the Placement Agent for reasonable accountable out-of-pocket expenses incurred relating to the offering, the aggregate amount of out-of-pocket expenses being limited to $25,000, unless otherwise agreed. We estimate the total offering expenses of this offering that will be payable by us, excluding the Placement Agent fees and expenses, will be approximately $111,749.

Placement Agent Warrants

In addition, we have agreed to issue warrants (the “Placement Agent Warrants”) to the Placement Agent or its designees to purchase up to [ ] shares of our Common Stock (four percent (4.0%) of the shares of Common Stock and/or Pre-Funded Warrants sold to investors introduced by the Placement Agent in this offering). The Placement Agent Warrants will be exercisable at any time, and from time to time, in whole or in part, commencing from the date six months from the date of issuance and expiring three (3) years from the commencement of sales of the offering, at an exercise price of [ ] (125% of the public offering price per share of Common Stock and 0.2121 share of Series B Preferred Stock). In addition, the Placement Agent Warrants provide for certain demand and piggyback registration rights, including one demand registration right in accordance with Rule 5110(g)(8)(b) and unlimited piggyback registration rights for a period of three (3) years from the commencement of sales of the offering. The demand registration rights and piggyback registration rights provided will terminate three years from the commencement of the sales of securities to the public in compliance with FINRA Rule 5110(g)(8)(c), (d) and (e), respectively. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the Placement Agent Warrants other than underwriting commissions incurred and payable by the holders. The Placement Agent Warrants may be registered on the registration statement of which this prospectus is a part or on a separate registration statement. The form of the Placement Agent Warrant has been included as an exhibit to this registration statement of which this prospectus forms a part.

Tail

In the event that any investors that were contacted by the Placement Agent in connection with this offering provide any capital to us in a public or private offering or other financing or capital-raising transaction of any kind (each, a “Tail Financing”) within twelve (12) months following the closing of this offering, we shall pay the Placement Agent the cash and warrant compensation provided above on the gross proceeds raised in such Tail Financing from such investors.

Determination of Offering Price

The public offering price per share of Common Stock and 0.2121 share of Series B Preferred Stock, or per Pre-Funded Warrant and 0.2121 share of Series B Preferred Stock that we are offering and the terms of the Pre-Funded Warrants and Series B Preferred Stock were negotiated between us and the investors, in consultation with the Placement Agent based on the trading of our Common Stock prior to this offering, among other things. Other factors considered in determining the public offering prices of the securities we are offering and the terms of the Pre-Funded Warrants and Series B Preferred Stock include the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Lock-up Agreements

We, each of our officers and directors and our 10.0% or greater stockholders have agreed with the Placement Agent to be subject to a lock-up period of 60 days following the closing of this offering. This means that, during the applicable lock-up period, we and such persons may not offer for sale, contract to sell, or sell any shares of our Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of our Common Stock subject to certain customary exceptions. The Placement Agent may, in its sole discretion and without notice, waive the terms of any of these lock-up agreements. In addition, we have agreed to not issue any securities that are subject to a price reset based on the trading prices of our Common Stock or upon a specified or contingent event in the future or enter into any agreement to issue securities at a future determined price for a period of 60 days following the closing date of this offering, subject to certain exceptions. The Placement Agent may waive this prohibition in its sole discretion and without notice.

Transfer Agent and Registrar and Warrant Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust. We expect to act as the warrant agent for the warrants issued in this offering.

NYSE American Listing

Our common stock is currently listed on NYSE American under the symbol “BURU”. On June 25, 2026, the closing price per share of our Common Stock was $0.1414.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including certain liabilities arising under the Securities Act and liabilities arising from breaches of representations and warranties contained in our engagement letter with the Placement Agent. We have also agreed to contribute to payments that the Placement Agent may be required to make for these liabilities.

In addition, we will indemnify the purchasers of securities in this offering against liabilities arising out of or relating to (i) any breach of any of the representations, warranties, covenants or agreements made by us in the securities purchase agreement or related documents or (ii) any action instituted against a purchaser by a third party (other than a third party who is affiliated with such purchaser) with respect to the securities purchase agreement or related documents and the transactions contemplated thereby, subject to certain exceptions.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the sale of our securities offered hereby by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The Placement Agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent. Under these rules and regulations, the Placement Agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Other Relationships

The Placement Agent and its affiliates may in the future engage in investment banking transactions and other commercial dealings in the ordinary course of business with us or our affiliates. The Placement Agent may in the future receive customary fees and commissions for these transactions. However, except as disclosed in this prospectus, we have no present arrangements with the placement agent for any further services.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the Placement Agent and the Placement Agent may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent and should not be relied upon by investors.

Legal Matters

The validity of the securities offered hereby will be passed upon for us by Holland & Hart, Denver, Colorado. The Placement Agent is being represented by Pryor Cashman LLP, New York, New York in connection with this offering.

Experts

WithumSmith+Brown, PC, an independent registered public accounting firm, has audited our consolidated financial statements as of and for the years ended December 31, 2025 and December 31, 2024, as stated in its report included herein, and such audited consolidated financial statements have been so included in reliance upon the report of such firm given upon its authority as experts in accounting and auditing. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website, at http://www.sec.gov, that contains registration statements, reports, proxy statements and other information regarding registrants that file electronically with the SEC, including us. Our website address is http://www.nuburu.net.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

You may request a copy of this prospectus by contacting us at: Nuburu, Inc. at 44 Cook Street, Suite 100, Denver, CO 80206. Our investor relations website is located at https://ir.nuburu.net and such reports and documents may be accessed from our website. Information contained on or accessible through Nuburu’s website is not a part of the registration statement of which this prospectus forms a part, and the inclusion of Nuburu’s website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus forms a part the information or documents listed below that we have previously filed with the SEC:

(1)
Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed on March 31, 2026, as amended by Amendment No. 1 thereto, filed on April 28, 2026;
(2)
Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026, filed on May 20, 2025;
(3)
Our Current Reports on Form 8-K filed on January 20, 2026, February 12, 2026, February 18, 2026, February 27, 2026, February 27, 2026, March 5, 2026, March 13, 2026, March 18, 2026, March 20, 2026, March 25, 2026, May 15, 2026, June 1, 2026, and June 9, 2026, and on Form 8-K/A filed on March 26, 2026;
(4)
The description of our common stock contained in our Form 8-A12B, filed with the SEC on October 11, 2022 (File No. 001-39489), amended and supplemented by the description of our Common Stock contained in Exhibit 4.5 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, and any amendment or report filed with the SEC for purposes of updating such description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

Any statement made in this prospectus or contained in a document all or a portion of which is incorporated by reference herein will be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequent prospectus supplement to this prospectus or, if appropriate, post-effective amendment to the registration statement that includes this prospectus, modifies or supersedes such statement. Any statement so modified will not be deemed to constitute a part hereof, except as so modified, and any statement so superseded will not be deemed to constitute a part hereof.

You may read and copy any materials we file with the SEC at the SEC’s website mentioned under the heading “Where You Can Find More Information.” The information on the SEC’s website is not incorporated by reference in this prospectus.

We will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference. Requests should be addressed to Nuburu, Inc., 44 Cook Street, Suite 100, Denver, CO 80206 or may be made telephonically at (303) 780-7389.

We maintain a website at http://www.nuburu.net. Information about us, including our reports filed with the SEC, is available through that site. Such reports are accessible at no charge through our website and are made available as soon as reasonably practicable after such material is filed with or furnished to the SEC. Our website and the information contained on that website, or connected to that website, are not incorporated by reference in this prospectus.

NUBURU, INC.

NUBURU, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$24,661,284	$209,337
Restricted cash	875,141	—
Subscription for Orbit shares (related party)	11,778,600	—
Inventories, net of reserve of nil and $1,161,469 at December 31, 2025 and 2024, respectively	—	1,526,467
SYME inventory advance (related party)	5,668,545	—
Advance on Tekne Convertible Receivable	1,179,686	—
Prepaid expenses and other current assets (including $233,498 and nil with related parties, respectively)	1,621,303	162,749
Total current assets	45,784,559	1,898,553
Equity method investment (related party)	949,806	—
Deposit on acquisition (related party)	733,272	—
Convertible note receivable (related party)	2,351,602	—
Property and equipment, net	—	4,834,729
Operating lease right-of-use assets	—	202,411
Other assets	—	34,359
TOTAL ASSETS	$49,819,239	$6,970,052
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$2,130,686	$6,301,310
Accrued expenses	3,271,219	4,301,195
Current portion of notes payable (including nil and $8,130,638 with related parties, respectively)	25,874,146	9,242,183
Preferred obligation related to Orbit Transaction (related party)	8,131,899	—
Shareholder advances	99,936	644,936
Claims settlement liability	5,575	—
Current portion of operating lease liability	—	237,369
Contract liabilities	—	24,000
Convertible note derivative liability	—	37,900
Preferred stock liability	21,889,050	—
Total current liabilities	61,402,511	20,788,893
SEPA liability	3,201,500	—
Warrant liabilities	397,401	128,615
TOTAL LIABILITIES	65,001,412	20,917,508

Commitments and Contingencies (Note 7)

Convertible preferred stock, $0.0001 par value; 50,000,000 shares authorized; 2,188,905 and 2,388,905 shares issued and outstanding at December 31, 2025 and 2024, respectively (1)	—	23,889,050
Stockholders’ Deficit
Common Stock, $0.0001 par value; 900,000,000 shares authorized; 92,816,561 and 4,062,974 shares issued and outstanding at December 31, 2025 and 2024, respectively (2)	9,282	406
Additional paid-in capital (2)	185,288,376	93,969,693
Accumulated deficit	(200,479,831)	(131,806,605)
Total Stockholders’ Deficit	(15,182,173)	$(37,836,506)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$49,819,239	$6,970,052

(1)
As of December 31, 2025, the value of the convertible preferred stock is presented within preferred stock liability. For additional information, see Note 10.
(2)
Amounts for the periods presented have been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split, as defined and further described in Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

NUBURU, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2025	2024
Revenue	$—	$152,127
Cost of revenue	181,373	2,205,476
Gross margin	(181,373)	(2,053,349)
Operating expenses:
Research and development	174,559	1,821,816
Selling and marketing	4,671,975	468,074
General and administrative	13,348,686	8,807,651
Total operating expenses	18,195,220	11,097,541
Loss from operations	(18,376,593)	(13,150,890)
Non-operating income (loss):
Interest income	10,456	17,166
Interest expense (including $103,299 and nil with related parties, respectively)	(472,381)	(3,346,896)
Equity in losses of unconsolidated affiliates (related party)	(30,175)	—
Change in fair value of warrant liabilities	(13,894,830)	2,109,904
Change in fair value of derivative liability	37,900	141,100
Change in fair value of convertible note receivable (related party)	(2,679,772)	—
Change in fair value of notes payable (including $847,646 and nil with related parties, respectively)	(3,616,706)	—
Change in fair value of SEPA liability	682,276	—
Change in fair value of claims settlement liability	2,584,724	—
Loss on issuance of warrants	(8,756,303)	—
Loss on issuance of notes payable	(3,980,062)	—
Loss on issuance of SEPA	(2,582,724)	—
Loss on extinguishment of accounts payable (including $290,676 and nil with related parties, respectively)	(5,361,931)	—
Loss on extinguishment of notes payable (including $2,840,115 and $1,491,666 with related parties, respectively)	(10,138,337)	(20,504,307)
Loss on settlement of claims liability, net	(395,379)	—
Loss on fraudulently induced wire transfer	(1,005,352)	—
SEPA fees and issuance costs	(2,147,287)	—
Gain on sale of intellectual property intangible assets	8,961,872	—
Loss on impairment of inventories, property and equipment and operating lease right-of-use asset	(6,064,823)	—
Interest expense recognized on remeasurement of preferred stock liability	(10,398,050)	—
Other gain (loss), net	(1,447,799)	218,169
Loss before provision for income taxes	(79,071,276)	(34,515,754)
Provision for income taxes	—	—
Net loss	(79,071,276)	(34,515,754)
Reclassification of convertible preferred stock from mezzanine equity to liability	10,398,050	—
Deemed dividend in connection with modification of pre-funded warrants	(3,076,380)	—
Net loss available to common shareholders	$(71,749,606)	$(34,515,754)
Net loss per common share, basic and diluted (1)	$(2.25)	$(29.51)
Weighted-average common shares used to compute net loss per common share, basic and diluted (1)	31,912,339	1,169,797

(1)
Amounts for the periods presented have been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split, as defined and further described in Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

NUBURU, INC.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

	Convertible Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares (1)	Amount (1)	Capital (1)	Deficit	Deficit
Balance as of January 1, 2024 (1)	2,388,905	$23,889,050	184,843	$18	$64,744,912	$(97,290,851)	$(32,545,921)
Issuance of Common Stock	—	—	8,017	1	199,999	—	200,000
Fractional shares issued for stock split	—	—	5,138	1	(1)	—	—
Common stock issued for services	—	—	2,506	—	1	—	1
Issuance of Common Stock to extinguish debt	—	—	3,854,689	385	25,051,370	—	25,051,755
Issuance of Common Stock from releases of restricted stock units	—	—	10,579	1	(1)	—	—
Restricted stock units used for tax withholdings	—	—	(2,798)	—	(73,204)	—	(73,204)
Issuance of warrants	—	—	—	—	2,180,522	—	2,180,522
Stock-based compensation	—	—	—	—	1,866,095	—	1,866,095
Net loss	—	—	—	—	—	(34,515,754)	(34,515,754)
Balance as of December 31, 2024	2,388,905	23,889,050	4,062,974	406	93,969,693	(131,806,605)	(37,836,506)
Reclassification of convertible preferred stock from mezzanine equity to current liabilities	(2,388,905)	(23,889,050)	—	—	—	10,398,050	10,398,050
Contributions from related party	—	—	—	—	110,000	—	110,000
Deemed dividend in connection with modification of pre-funded warrants	—	—	—	—	(936)	—	(936)
Common stock issued for services	—	—	1,128,505	113	599,714	—	599,827
Issuance of Common Stock to extinguish debt	—	—	22,781,307	2,279	26,651,729	—	26,654,008
Shares issued in connection with the Silverback Claims Settlement	—	—	9,411,708	941	7,431,547	—	7,432,488
Issuance of Common Stock in connection with the SEPA	—	—	10,020,041	1,002	21,635,832	—	21,636,834
Issuance of Common Stock in connection with the 2025 Offering, net of offering costs including fair value of the 2025 Offering Placement Agent Warrants	—	—	6,487,683	649	(1,247,900)	—	(1,247,251)
Shares issued in connection with exercise of warrants	—	—	38,212,949	3,821	34,370,122	—	34,373,943
Issuance of Common Stock from releases of restricted stock units	—	—	711,559	71	(71)	—	—
Restricted stock units withheld for tax withholdings	—	—	(165)	—	(129)	—	(129)
Stock-based compensation	—	—	—	—	1,768,775	—	1,768,775
Net loss	—	—	—	—	—	(79,071,276)	(79,071,276)
Balance as of December 31, 2025	—	$—	92,816,561	$9,282	$185,288,376	$(200,479,831)	$(15,182,173)

(1)
Amounts for the periods presented have been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split, as defined and further described in Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

NUBURU, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2025	2024
Cash Flows from Operating Activities:
Net loss	$(79,071,276)	$(34,515,754)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	446,449	790,529
Stock-based compensation	1,792,540	1,866,095
Inventory reserve adjustments	—	28,012
Amortization of debt discount	—	2,381,617
Amortization of deferred financing costs	28,433	590,740
Debt issuance costs expensed under fair value option	1,699,546	—
Interest expense recognized on preferred obligation related to Orbit Transaction (related party)	103,299	—
Settlement of transaction costs through reduction of receivable	150,000	—
Operating lease right-of-use asset	—	383,753
Equity in losses of unconsolidated affiliates (related party)	30,175	—
Change in fair value of warrant liabilities	13,894,830	(2,109,904)
Change in fair value of derivative liability	(37,900)	(141,100)
Change in fair value of convertible note receivable (related party)	2,679,772	—
Change in fair value of notes payable (including $847,646 and nil with related parties, respectively)	3,616,706	—
Change in fair value of SEPA liability	(682,276)	—
Change in fair value of claims settlement liability	(2,584,724)	—
Loss on issuance of warrants	8,756,303	—
Loss on issuance of notes payable	3,980,062	—
Loss on issuance of SEPA	2,582,724	—
Loss on extinguishment of accounts payable (including $290,676 and nil with related parties, respectively)	5,361,931	—
Loss on extinguishment of notes payable (including $2,840,115 and $1,491,666 with related parties, respectively)	10,138,337	20,504,307
Loss on settlement of claims liability, net	395,379	—
SEPA fees and issuance costs	2,147,287	—
Gain on sale of intellectual property intangible assets	(8,961,872)	—
Loss on impairment of inventories, property and equipment and operating lease right-of-use asset	6,064,823	—
Interest expense recognized on remeasurement of preferred stock liability	10,398,050	—
Changes in operating assets and liabilities:
Accounts receivable	—	482,279
Inventories	—	(203,494)
Prepaid expenses and other current assets	(573,641)	(6,494)
Accounts payable	2,031,126	1,585,696
Accrued expenses	(227,016)	2,108,562
Contract liabilities	(12,000)	(6,400)
Operating lease liability	(237,369)	(355,385)
Net cash used in operating activities	(16,090,302)	(6,616,941)
Cash Flows from Investing Activities:
Payments for acquisitions and investments (related party)	(4,713,253)	—
Payment related to SYME inventory advance (related party)	(5,668,545)	—
Payments under convertible note receivable (related party)	(5,154,872)	—
Advance on Tekne Convertible Receivable	(1,179,686)	—
Net cash used in investing activities	(16,716,356)	—
Cash Flows from Financing Activities:
Proceeds from note borrowings	30,406,708	1,796,824
Repayments of notes payable	(3,108,232)	—
Proceeds received from the 2025 Offering	11,994,834	—
Proceeds received from the SEPA	21,937,886	—
Payments of debt and equity issuance costs	(4,097,321)	—
Proceeds received from settlement	1,000,000	—
Restricted stock units withheld for tax withholdings	(129)	(73,204)

	Year Ended December 31,
	2025	2024
Proceeds from issuance of Common Stock	—	200,000
Shareholder advances	—	644,936
Proceeds from the issuance of pre-funded warrants	—	2,180,522
Payment of deferred financing costs	—	(71,500)
Net cash provided by financing activities	58,133,746	4,677,578
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH DURING THE PERIOD	25,327,088	(1,939,363)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH ―BEGINNING OF PERIOD	209,337	2,148,700
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH ―END OF PERIOD	$25,536,425	$209,337
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$848,066	$—
Cash paid for income taxes	$—	$—
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of Common Stock upon exercise of warrants	$34,373,943	$—
Issuance of Common Stock upon extinguishment or conversion of notes payable	$26,654,008	$25,051,755
Issuance of Common Stock in connection with the SEPA	$21,636,834	$—
Issuance of preferred obligation related to Orbit Transaction	$8,028,600	$—
Issuance of Common Stock in connection with Silverback Claims Settlement	$7,432,488	$—
Derecognition of accounts payable in connection with recognition of claims settlement liability	$3,113,853	$—
Extinguishment of existing unsecured promissory note and accrued interest through issuance of convertible note	$2,108,523	$—
Extinguishment of Preferred Stock through issuance of convertible notes	$2,000,000	$—
Reduction of related party receivable for non-cash consideration related to the Orbit Transaction	$1,350,000	$—
Transaction costs related to the reverse recapitalization not yet paid	$1,007,439	$1,007,439
Shares issued for services included in prepaid expenses	$601,415	$—
Debt issuance costs included in accounts payable and accrued expenses	$—	$712,363
Issuance of promissory note for replacement of shareholder advance	$545,000	$—
Issuance of AZ Promissory Note for related party receivable	$900,000	$—
Stock-based compensation expense included in accrued expenses	$25,000	$—
Settlement of transaction costs through reduction of receivable	$150,000	$—
Initial fair value of convertible note receivable over proceeds paid	$110,000	$—
Deemed dividend in connection with modification of pre-funded warrants	$936	$—
Transfer of property and equipment from inventory	$—	$154,971
Purchase of property and equipment in accounts payable and accrued expenses	$—	$431,970

The accompanying notes are an integral part of the consolidated financial statements.

NUBURU, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. BACKGROUND AND ORGANIZATION

Nuburu, Inc. (“Nuburu” or the “Company”) was originally incorporated in Delaware on July 21, 2020 under the name Tailwind Acquisition Corp. (“Tailwind”) as a special purpose acquisition company, formed for the purpose of effecting an initial business combination with one or more target businesses. On September 9, 2020 (the “IPO Closing Date”), the Company consummated its initial public offering (the “IPO”). On January 31, 2023 (the "Closing Date"), the Company consummated a business combination with Nuburu Subsidiary, Inc. f/k/a Nuburu, Inc. (“Legacy Nuburu”), a privately held operating company which merged into the Company's subsidiary Compass Merger Sub, Inc. (the “Business Combination”) and changed its name to “Nuburu, Inc.,” and the Company became the owner, directly or indirectly, of all of the equity interests of Nuburu Subsidiary, Inc. and its subsidiaries.

On July 22, 2025, the Company filed a Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company with the Delaware Secretary of State, increasing the number of shares of stock that the Company has the authority to issue to 950,000,000 shares, of which 900,000,000 shares are common stock, par value of $0.0001 per share, ("Common Stock") and 50,000,000 shares are Preferred Stock (as defined in Note 10).

In September 2025, the Company formed Nuburu Defense, LLC ("Nuburu Defense"), a new wholly-owned subsidiary incorporated in Delaware.

In October 2025, the Company made an investment, accounted for under the equity method, in Orbit S.r.l. (“Orbit”), as further described in Note 4, and in January 2026, the Company increased its ownership in Orbit to approximately 22% and obtained control, resulting in consolidation of Orbit’s operations beginning on that date. Additionally, in January 2026, the Company (i) completed its acquisition of 100% of Lyocon S.r.l. (“Lyocon”), which resulted in consolidation of Lyocon's operations beginning on that date and (ii) entered into strategic agreements with Tekne S.p.A (“Tekne”) through Nuburu Defense, including an initial equity investment of 2.9% and a convertible receivable supporting a broader defense collaboration. For additional information, see Note 17.

Throughout the notes to the consolidated financial statements, unless otherwise noted, the “Company,” “we,” “us” or “our” and similar terms refer to Legacy Nuburu prior to the consummation of the Business Combination, and Nuburu and its subsidiaries after the consummation of the Business Combination.

Going Concern and Liquidity

The Company has not yet achieved full commercialization and is expected to incur losses until it does.

From inception through December 31, 2025, the Company has incurred operating losses and negative cash flows from operating activities. For the years ended December 31, 2025 and 2024, the Company has incurred net losses of $79,071,276 and $34,515,754 (including significant non-cash expenses), respectively, and the Company has an accumulated deficit of $200,479,831 as of December 31, 2025. The Company expects to continue executing its comprehensive growth and diversification strategy, expanding into complementary domains such as defense-tech, security, and operational resilience solutions. The Company anticipates that it will incur net losses for the foreseeable future and, even if it increases its revenue, there is no guarantee that it will ever become profitable.

Until the Company can generate sufficient revenue, it plans to finance its business with the proceeds from the issuance and sale of debt or equity securities and borrowings under credit facilities, including sales pursuant to its SEPA with the SEPA Investor, each defined and further described in Note 12. The Company plans to rely on proceeds received from using the SEPA to the extent permitted under the terms of the February 2026 Offering and 2025 Offering, as defined and described in Notes 17 and 10, respectively. There is no assurance that management's plans to obtain additional debt or equity financing or credit facilities will be successfully implemented or implemented on terms favorable to the Company.

The Company has identified conditions that raise substantial doubt about its ability to continue as a going concern within 12 months from the issuance of these consolidated financial statements, including historical operating losses, negative cash flows from operations, significant debt service obligations, and reliance on external financing.

In January 2025, the Company adopted a new business plan focused on building a stable foundation for the future business, including addressing outstanding payables, entering into joint development agreements, and investing in controlling interests in strategic targets (the “Transformation Plan”). Management has implemented and continues to execute its Transformation Plan and has taken actions during 2025 and early 2026 to strengthen the Company’s financial position and liquidity profile. These actions include balance sheet improvements, enhanced access to the capital markets, and the establishment of a platform-based operating model through strategic investments and acquisitions.

Management's plans to address these conditions involve a combination of available liquidity resources and financing strategies, including existing cash, potential monetization of financial assets, and access to financing arrangements. Execution of these plans depends on various assumptions and external factors, including market conditions and the Company’s ability to access capital on acceptable terms.

The Company is also subject to execution risks related to the timing and realization of its strategic initiatives, as well as capital markets risks, including share price performance, trading volumes, and broader macroeconomic and geopolitical conditions, which may affect access to financing.

Notwithstanding these uncertainties, management believes that the actions taken to date represent a material improvement compared to prior periods and provide a credible path toward improved liquidity position and operating performance over time.

Management further believes that the successful execution of its Transformation Plan—particularly the acquisition of a controlling interest in Tekne, the full integration of Orbit, the acquisition of Lyocon and the expansion of the Company's laser business and the development and commercialization of capabilities with Maddox under the Maddox Agreement (as defined in Note 17)—would establish a scaled, integrated operating platform capable of generating sustainable revenues and improved liquidity, aligned with market demand.

Management believes that the actions described above could significantly reduce the conditions that raise substantial doubt of the Company’s ability to continue as a going concern. However, substantial doubt about the Company's ability to continue as a going concern remains.

NYSE Regulation Notice of Noncompliance

On April 29, 2025, the Company received a Notice of Noncompliance from NYSE Regulation indicating that the Company was not in compliance with Section 1003(a)(i) of the NYSE American LLC Company Guide (the “Company Guide”), which requires a company to maintain stockholders’ equity of $2,000,000 or more if it has reported losses from continuing operations or net losses in two of its three most recent fiscal years.

As required by the Company Guide, the Company submitted a detailed plan on May 29, 2025. The detailed plan advised NYSE Regulation of actions the Company has taken or will take to regain compliance with the continued listing standards by the compliance deadline of October 29, 2026. On July 22, 2025, the NYSE notified the Company that it had accepted the Company’s plan outlining definitive actions that the Company has taken or will take to regain compliance with NYSE’s continued listing standards (the “Compliance Plan”) and granted a plan period through October 29, 2026 (the “Plan Period”).

The NYSE will review the Company periodically for compliance with the Compliance Plan. If the Company is not in compliance with the continued listing standards by October 29, 2026, or if the Company does not make progress consistent with the Compliance Plan during the Plan Period, the NYSE American may initiate delisting proceedings as appropriate. However, the Company may appeal a staff delisting determination in accordance with the Company Guide.

The NYSE notice and NYSE’s acceptance of the Compliance Plan have no immediate effect on the listing or trading of the Company’s securities and the Company’s Common Stock will continue to trade on the NYSE American under the symbol “BURU” during the Plan Period with the designation of “.BC” to indicate that the Company is not in compliance with the NYSE American’s continued listing standards.

The Company believes that, upon consummation of certain of the transactions that it has recently announced, it will be able to regain compliance. However, such transactions are subject to regulatory approvals, stockholder approval, and other closing conditions and, as a result, may not be consummated. Even if consummated, such transactions may not achieve the anticipated results or benefits to the Company.

Inventory, Property and Equipment and Right-of-Use Asset Impairment

The Company leased approximately 27,900 square feet of office space in Centennial, Colorado under a noncancelable operating lease agreement. The original term of the lease was set to expire in December 2024, however, in November 2023, the Company elected to extend the lease through June 2025. As further described in Note 3, as of March 31, 2025, the Company was in default under its lease, and Centennial Tech Industrial Owner (the "Landlord") pursued available remedies in advance of the expiration of the lease term in June 2025. As such, during the first quarter of 2025, the Company determined that, based on the assumption that the Landlord would fully exercise its rights with respect to all assets remaining on the premises, (i) it no longer had control over the inventory and that recovery was not probable, therefore, inventory was written down to a net realizable value of zero, (ii) the carrying value of its property and equipment, all of which was at the leased location, was no longer recoverable, and the assets were written down to a net book value of $0, and (iii) the right-of-use asset associated with this lease was fully impaired, as the Company could no longer use the leased premises, each of which is recorded within loss on impairment of inventories, property and equipment and operating lease right-of-use asset on the consolidated statement of operations for the year ended December 31, 2025. See Note 3 for additional information.

Certain Significant Risks and Uncertainties

The Company’s future operating results are subject to various risks and uncertainties, including its ability to obtain additional financing, achieve commercialization, execute its Transformation Plan and strategic transactions, comply with applicable regulatory requirements, manage indebtedness and liquidity, and respond to competitive, geopolitical, and economic conditions, which could cause actual results to differ materially from expectations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission ("SEC").

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

February 2026 Reverse Stock Split

On February 27, 2026, the Company effected a 1-for-4.99 reverse stock split of its Common Stock (the “February 2026 Reverse Stock Split”) in order to return to compliance with the Minimum Trading Price requirement. Trading of the Company’s Common Stock was halted by NYSE American on February 13, 2026, because the trading price dropped below NYSE American’s Minimum Trading Price of $0.10. The Company’s Common Stock resumed trading on March 2, 2026. The February 2026 Reverse Stock Split affected all stockholders uniformly and did not impact the Company’s total stockholders’ deficit. Any fractional shares resulting from the February 2026 Reverse Stock Split were rounded up to one full share.

Proportional adjustments were made to the number of shares of Common Stock issuable upon exercise, vesting, or conversion of the Company's outstanding stock options, restricted stock units, warrants, convertible notes, preferred stock, and other instruments convertible into or exercisable for Common Stock, as well as the applicable exercise prices, conversion prices, and per share grant date fair values. All share and per share amounts presented in these consolidated financial statements and accompanying notes — including but not limited to earnings per share, weighted-average shares outstanding, shares reserved under equity incentive plans and the employee stock purchase plan, and shares issuable under outstanding derivative and convertible instruments — have been retroactively adjusted to reflect the February 2026 Reverse Stock Split for all periods presented.

For additional information, see Note 17.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Estimates and assumptions made by management include, but are not limited to, fair value measurements, the valuation of equity method investments, income taxes and related valuation allowances, inventory reserve and valuation of stock-based compensation. Such estimates may be subject to change as more current information becomes available and, accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

Cash equivalents are defined as short term, highly liquid investments, which are readily convertible to cash and have remaining maturities of three months or less at the date of acquisition. As of December 31, 2025, cash was primarily held in accounts with a single financial institution that is a licensed and regulated digital banking platform operating under applicable foreign regulatory authorities. The Company has not experienced any losses in such accounts, nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents. However, any loss incurred or lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. As of December 31, 2025 and 2024, nil and substantially all, respectively, of the cash on hand was considered cash equivalents.

Restricted Cash

Restricted cash represents funds held in U.S.-based banking collateral accounts maintained in connection with outstanding letters of credit related to our contemplated acquisition of a controlling interest in Tekne, as further described in Note 7, which exceeded

Federal Deposit Insurance Corporation insurance limits of $250,000 as of December 31, 2025. The letters of credit expire on August 31, 2026, and, in accordance with bank policy, the collateral will be released 30 days after the expiration date. The collateral funds are not invested and earn interest at a rate of 1% per annum. As of December 31, 2025 and 2024, restricted cash totaled $875,141 and nil, respectively, and is included in restricted cash on the consolidated balance sheets. See Note 7 for additional information.

Concentrations of Credit Risk, Other Risks and Uncertainties

The Company's financial instruments that are subject to credit risk consist primarily of (i) cash and cash equivalents, (ii) the Convertible Note Receivable with SYME (as defined and described in Note 6), and (iii) SYME Inventory Advance (as defined and described in Note 6). At December 31, 2025, substantially all of the Company's cash and cash equivalents were held in accounts with a single financial institution that is a licensed and regulated digital banking platform operating under applicable foreign regulatory authorities. At December 31, 2024, substantially all of the Company's cash and cash equivalents were held in one large financial institution located in the United States. In the event of a failure of the financial institution or restrictions on access to these funds, the Company’s liquidity and ability to fund operations could be materially adversely affected. Management believes the financial risk associated with these balances is minimal and has not experienced any losses to date.

The Company's future results of operations involve a number of risks and uncertainties. The Company is a defense, security, and critical-infrastructure technology company focused on the development, integration, and deployment of dual-use, non-kinetic, and software-orchestrated solutions addressing modern security and resilience challenges across military, governmental, and civilian domains. The Company operates a modular, platform-based business model that integrates directed-energy technologies, electronic-warfare capabilities, and a software-centric command, control, and orchestration layer through a combination of wholly owned subsidiaries, strategic investments and partnerships, and industrial cooperation arrangements. The Company is subject to the risks associated with such activities, including the need to further develop its technology and its marketing and distribution channels; further develop its supply chain and manufacturing; and hire additional management and other key personnel. Successful completion of the Company’s development program and, ultimately, the attainment of profitable operations, are dependent upon future events, including its ability to access potential markets and secure long-term financing.

During the year ended December 31, 2024, two customers accounted for 50% and 25% of the Company’s revenue. The Company had no outstanding accounts receivable as of December 31, 2025 and 2024.

Allowance for Credit Losses

The Company evaluates financial assets measured at amortized cost, including trade receivables, notes receivable, loans and other financing receivables, for expected credit losses in accordance with ASC 326, Financial Instruments—Credit Losses. The Company estimates an allowance for credit losses based on historical loss experience, current conditions and reasonable and supportable forecasts affecting the collectability of the reported amounts. The estimate of expected credit losses considers, among other factors, the financial condition and creditworthiness of the borrower, the underlying collateral, macroeconomic conditions, and the expected duration of the asset. The Company may also incorporate probability-of-default and loss-given-default assumptions or other valuation techniques when appropriate. Financial assets for which the fair value option has been elected are excluded from the scope of ASC 326 and are instead measured at fair value through net loss. Recoveries of amounts previously written off are recorded when received.

The Company writes off financial assets against the allowance when it determines the asset is uncollectible. As of December 31, 2025, the Company evaluated its financial assets within the scope of ASC 326 for expected collectibility and determined that the $110,000 receivable related to the Liqueous Settlement Agreement, as defined and described in Note 7, was uncollectible, resulting in the recognition of a loss of the same amount within other gain (loss), net on the consolidated statement of operations for the year ended December 31, 2025.

Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities, including cash equivalents, restricted cash, prepaid expenses and other current assets, certain acquisition and investment-related assets, accounts payable, accrued expenses, certain debt instruments and certain acquisition and investment-related liabilities, which qualify as financial instruments under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 — Fair Value Measurement ("ASC 820"), approximates the carrying amounts represented in the consolidated balance sheets, primarily due to their short-term nature. For information concerning the fair values of certain of our assets and liabilities, including how we arrive at our fair value measurements, see Note 5.

Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

•
Level 1: Valuations based on quoted prices for identical assets and liabilities in active markets.
•
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
•
Level 3: Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The assets’ or liabilities’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value option for certain financial instruments

The Company elected the fair value option (“FVO”) for recognition of (i) certain debt instruments, as described in Notes 5 and 9, and (ii) the Convertible Note Receivable with SYME (as defined and described in Note 6), as permitted under ASC 825, Financial Instruments ("ASC 825"). Under this option, financial instruments are initially recognized at fair value as an asset or liability on the consolidated balance sheets with subsequent changes in fair value, inclusive of interest, market risk, and other factors affecting valuation, reflected in the consolidated statements of operations. The Company elected to recognize interest expense or income within the line item presented for the change in the fair value of the asset or liability. Additionally, the change in fair value of financial liabilities attributable to the change in the instrument-specific credit risk is required to be presented separately in other comprehensive income. For the year ended December 31, 2025, the change in fair value related to a change in the instrument-specific credit risk was immaterial. All costs associated with the issuance of financial instruments accounted for using the FVO are expensed upon issuance or as incurred. See Notes 6 and 9 for additional information.

Inventories, Net

All inventories are stated at the lower of cost determined on the first in, first out basis or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predicted costs of completion, disposal, and transportation. Inventory includes parts and components that may be specialized in nature and subject to obsolescence. The Company maintains a reserve for excess or obsolete inventory items. On a quarterly basis, the Company reviews inventory quantities on hand in comparison to past consumption, recent purchases, and other factors to determine what inventory quantities, if any, may not be sellable. Based on this review, inventories are written off and charged to cost of revenue when identified as excess or obsolete. Subsequent changes in facts and circumstances do not result in an increase in the reserve previously recognized. In addition, the Company may recognize separate impairment charges when events or changes in circumstances indicate that the carrying value of inventory is not recoverable. During the year ended December 31, 2025, the Company incurred a loss on impairment of inventory in the amount of $1,526,467, which was recorded on the consolidated statement of operations within loss on impairment of inventories, property and equipment and operating lease right-of-use asset. Refer to Note 3 for further information.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization of property and equipment on a straight-line basis for financial accounting purposes, and on an accelerated basis for tax purposes, over the estimated useful life of the respective asset.

Maintenance and repairs are charged to expense as incurred and major renewals or betterments which extend the life of such assets are capitalized based on the shorter of the life of the lease or the estimated useful life. The net gain or loss on property retired or otherwise disposed of is credited or charged to operating expenses and the costs and accumulated depreciation and amortization are removed from the accounts.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Description of property and equipment	Years
Computer equipment	5
Office furniture and equipment	7
Leasehold improvements	The shorter of the lease term or useful life
Machinery and equipment	10

During the year ended December 31, 2025, the Company recorded a loss on impairment of property and equipment in the amount of $4,388,279, which was recorded on the consolidated statement of operations within loss on impairment of inventories, property and equipment and operating lease right-of-use asset. Refer to Note 3 for further information. There was no impairment loss recognized for the year ended December 31, 2024.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, and operating lease liabilities, current, and noncurrent, on the consolidated balance sheets. The Company currently does not have any finance lease arrangements.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date of the lease. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date of the lease in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company's lease terms may include an option to extend or terminate the lease when it is reasonably certain that it will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the balance sheet; the Company recognized lease expense for these leases on a straight-line basis over the lease term.

During the year ended December 31, 2025, the Company recorded a loss on impairment of operating lease right-of-use asset in the amount of $150,077, which was recorded on the consolidated statement of operations within loss on impairment of inventories, property and equipment and operating lease right-of-use asset. Refer to Note 3 for further information. There was no impairment loss recognized for the year ended December 31, 2024.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets being reviewed for impairment, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. For the year ended December 31, 2025, the Company recorded a loss on impairment of inventories, property and equipment and operating lease right-of-use asset in the amount of $6,064,823 which is reflected in the consolidated statement of operations within loss on impairment of inventories, property and equipment and operating lease right-of-use asset. Refer to Note 3 for further information. There was no impairment loss recognized for the year ended December 31, 2024.

Equity Method Investment

The Company accounts for its investment in Orbit, as further defined and described in Note 4, over which it has significant influence but does not have control, using the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures. Under the equity method, investments, originally recorded at cost, which includes the fair value of the consideration paid, inclusive of directly attributable transaction costs, and the fair value of non-cash consideration paid, are adjusted to recognize our share of net earnings or losses of the investee as they occur rather than as dividend distributions are received, with our recognition of losses generally limited to the extent of our investment in, and advances and commitments to, the investee. When the cost of an equity method investment exceeds the Company’s proportionate share of the investee’s net assets, the resulting basis difference is allocated to identifiable assets and liabilities based on their estimated fair values at the acquisition date. Basis differences attributable to finite-lived intangible assets are amortized over their estimated useful lives, with such amortization reflected in equity method earnings (losses). Any remaining basis difference attributable to goodwill is not amortized and is included in the carrying amount of the equity method investment, which is evaluated for impairment. All costs directly associated with the acquisition of an investment to be accounted for using the equity method are included in the carrying amount of the investment. For additional information regarding our equity method investment, see Note 4.

Mandatorily Redeemable Preferred Stock

The Company accounts for mandatorily redeemable preferred stock in accordance with ASC 480, Distinguishing Liabilities from Equity. Preferred stock that is mandatorily redeemable on a fixed or determinable date, or upon the occurrence of an event certain to occur, is classified as a liability on the consolidated balance sheets. Mandatorily redeemable preferred stock is initially recognized at its fair value, and subsequently measured at its redemption value. See Note 10 for additional information.

Revenue Recognition

The Company's primary business activity involves sales of high-powered lasers and related installation services. The Company has sales to customers throughout the U.S., Europe, and Asia. All sales are settled in U.S. dollars. The Company accounts for revenue contracts with customers by applying the requirements of FASB ASC 606 — Revenue from Contracts with Customers ("ASC 606"), which includes the following steps:

•
identification of the contract, or contracts, with a customer;
•
identification of the performance obligations in the contract;
•
determination of the transaction price;
•
allocation of the transaction price to the performance obligations in the contract; and

•
recognition of revenue when, or as, the Company satisfies a performance obligation.

In all sales arrangements, revenues are recognized when control of the promised goods or services is transferred to customers, in an amount the Company expects to be entitled to receive in exchange for those goods and services.

At contract inception, the Company assesses the goods or services promised within each contract and determines the performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes revenue for the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Determining the method and amount of revenue to recognize requires the Company to make judgments and estimates which include determining whether the performance obligation is satisfied over time or at a point in time, the selection of method to measure progress towards completion, and determining if the contract includes any variable consideration or material right elements.

The Company’s primary performance obligations include product sales and installation services. Revenue for product sales is recognized when the customer obtains control of the product, which occurs at a point in time, and may be upon shipment or upon delivery based on the contractual shipping terms of a contract. Revenue for installation services is recognized over time, as the service is rendered. For this performance obligation, the Company has a right to consideration from customers that corresponds directly with the value to the customers of the Company's performance completed to date, and as such, the Company recognizes revenue in the amount to which it has a right to invoice the customer. Typically, invoices are issued upon shipment or completion of services, which varies based on the product and service duration.

The Company allocates the transaction price based on the estimated relative standalone selling prices of the promised products or services underlying each performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price taking into account available information such as market conditions and internally approved standard pricing related to the performance obligations.

The Company recognizes freight and shipping costs associated with outbound freight after control over a product has transferred to a customer, as a fulfillment cost and includes those costs in materials within cost of revenue. Revenue received from shipping and handling fees is reflected in net revenue.

The Company's standard terms and conditions which are applicable to the Company's contracts covering the sale of its products include warranty provisions that provide assurance to its customers that the products will comply with agreed upon specifications, which is standard in the industry. The product warranty is accounted for in accordance with the guidelines under ASC 460-10 — Guarantees. Therefore, losses from warranty obligations are accrued when the amount of loss can be reasonably estimated, and the information is available before the financial statements are issued or are available to be issued.

The Company has determined that the nature, amount, timing, and uncertainty of revenue and cash flow are most significantly affected by its customer concentration, changes in technology, and adverse changes in the economy that may have an adverse impact on the ability of customers to contract with and pay the Company.

Income Taxes

Income taxes are accounted for in accordance with the provisions of FASB ASC 740 — Income Taxes ("ASC 740"), which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Income taxes are recognized for the current year and for the impact of deferred tax assets and liabilities, which represent future tax consequences of events that have been recognized differently in the financial statements than for income tax purposes. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and income tax basis of assets and liabilities, as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax expense (credit) is the result of changes in the deferred tax assets and liabilities.

In the event of the future consequences of differences between financial reporting bases and tax bases of assets and liabilities result in a deferred tax asset, the Company performs an evaluation of the probability of being able to realize future benefits indicated by such asset. A valuation allowance related to a net deferred tax asset is recorded when it is more likely than not that some portion or all of the net deferred tax asset will not be realized. The Company recorded a full valuation allowance as of December 31, 2025 and 2024, as it is more likely than not that the Company will not be able to utilize the net deferred tax assets in the foreseeable future (see Note 14, Income Taxes). The Company maintains valuation allowances until sufficient evidence exists to support the reversal of such valuation allowances.

The Company recognizes in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of operating expense. Management has evaluated the Company's tax positions and concluded the Company has taken no uncertain tax positions that would require adjustments to the financial statements to comply with the provisions of this guidance. As there were no uncertain tax positions as of December 31, 2025 and 2024, no interest or penalties were recorded to operating expenses. Tax returns filed by the Company remain open to federal and state income tax examinations through the statutory time periods.

Cost of Revenue

Cost of revenue primarily consists of the cost of materials, overhead and employee compensation associated with the manufacturing of our high-powered lasers. Product cost also includes lower of cost or net realizable value ("LCNRV") adjustments to inventory for adjustments to reduce the carrying value of inventory if its value is greater than the net realizable value, as well as adjustments for excess or obsolete inventory.

Research and Development Expenses

Research and development expenses ("R&D") consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits, training, travel, third-party consulting services, laboratory supplies, and research and development equipment depreciation incurred to further our commercialization development efforts. We anticipate research and development expenses will increase significantly as we expand our product portfolio. R&D costs are charged to the statement of operations as incurred and are included in operating expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation and related costs for the Company’s direct sales force, sales management, and marketing and include stock-based compensation, employee benefits, and travel for selling and marketing employees as well as costs related to trade shows, marketing programs. third-party consulting expenses, branding and public relations activities, and application lab depreciation expenses. The Company expects selling and marketing expenses to increase in future periods as it expands its sales force, marketing, and customer support organizations and increase its participation in trade shows and marketing programs. Selling and marketing costs are charged to the statement of operations as incurred and are included in operating expenses.

General and Administrative Expenses

The Company’s general and administrative expenses consist primarily of compensation and related costs for its finance, human resources and other administrative personnel, and include stock-based compensation, employee benefits and travel expenses. In addition, general and administrative expenses include the Company’s third-party consulting and advisory services, legal, audit, accounting services and facilities costs, as well as transaction expenses. The Company expects its general and administrative expenses to increase for the foreseeable future as it scales headcount with the growth of its business through acquisitions and investments, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services. General and administrative costs are charged to the statement of operations as incurred and are included in operating expenses.

Stock-Based Compensation Expenses

The Company measures and recognizes the compensation expenses for all stock-based awards made to employees, directors, and consultants based on estimated grant date fair values. The fair value of employee stock options is estimated on the grant date using the Black-Scholes model. The fair value for time-based stock awards is based on the grant date share price reduced by the present value of the expected dividend yield prior to vesting. The fair value of market-based stock awards is estimated using an option-pricing model on the date of grant. Stock-based compensation is reduced for forfeitures, which are accounted for as they occur.

Net Earnings or Loss Per Common Share ("EPS")

The Company's basic EPS is calculated by dividing net loss by the weighted-average number of shares of Common Stock outstanding for the period. Contingently issuable shares are included in basic and diluted EPS only when all specified contingencies other than time have been satisfied. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised, vested, or converted into Common Stock, and is computed by dividing net income or loss available to common stockholders by the weighted-average number of shares of Common Stock outstanding during the period, adjusted for the effect of potentially dilutive shares of Common Stock using the treasury stock or if-converted methods, as applicable. For additional information on the Company's outstanding Common Stock equivalents excluded from the calculation of net loss per common share, see Note 15.

Recently Adopted Accounting Pronouncements

ASU 2023-09

In December 2023, the Financial Accounting Standards Board (“FASB") issued Accounting Standards Update (“ASU") 2023-09, Income Taxes (Topic 740) – Improvements to Income Tax Disclosures. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as reconciling items that meet a quantitative threshold. Further, the ASU requires additional disclosures on income tax expense and taxes paid, net of refunds received, by jurisdiction. The new standard is effective for annual periods beginning after December 15, 2024 on a prospective basis with the option to apply it retrospectively. We adopted ASU 2023-09 on January 1, 2025 on a retrospective basis and the information presented in Note 14 reflects the enhanced disclosures.

New Accounting Pronouncements Not Yet Adopted

ASU 2024-03

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. This new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the consolidated financial statements. The Company is in the process of finalizing the disclosures that will be required by the adoption of the provisions of ASU 2024-03, and will adopt these amendments for annual disclosures in the Annual Report on Form 10-K for the year ending December 31, 2027.

ASU 2025-11

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) Narrow-Scope Improvements, which is intended to improve the navigability of the guidance in ASC 270, Interim Reporting, and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. ASU 2025-11 also addresses the form and content of such financial statements, interim disclosures requirements, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statement disclosures.

NOTE 3. BALANCE SHEET COMPONENTS

Operating Lease

The Company leased approximately 27,900 square feet of office space in Centennial, Colorado, with a lease term through June 2025.

As of March 31, 2025, the Company was in default under the lease, and the Landlord pursued available remedies in advance of the lease term that expired in June 2025. In April 2025, the Landlord obtained a default judgment against the Company in the amount of $409,278, which accrues interest at a rate of 10% per annum beginning in March 2025 until paid in full. The Company and the Landlord entered into a settlement agreement on October 14, 2025, pursuant to which the parties released any claims related to the lease in exchange for the Company’s payment of $130,000 to the Landlord. As a result of the settlement, the Company recorded a gain of $146,132, which is reflected in other gain (loss), net on the consolidated statement of operations for the year ended December 31, 2025.

The Landlord exercised its rights under the lease agreement and applicable law with respect to a lessee in default and such lessee’s assets located on the premises, including the removal and disposal of inventories and property and equipment remaining on the property. As such, during the first quarter of 2025, the Company determined that, based on the assumption that the Landlord would fully exercise its rights with respect to all assets remaining on the premises, (i) it no longer had control over the inventory and that recovery was not probable, therefore, inventory was written down to a net realizable value of zero, (ii) the carrying value of its property and equipment, all of which was at the leased location, was no longer recoverable, and the assets were written down to a net book value of $0, and (iii) the right-of-use asset associated with this lease was fully impaired, as the Company could no longer use the leased premises, each of which is recorded within loss on impairment of inventories, property and equipment and operating lease right-of-use asset on the consolidated statement of operations for the year ended December 31, 2025.

Consistent with the Company’s previously disclosed business plan for its future business, the Company does not believe that assets or equipment that remain on this leased property are critical to its new business strategy, given that it will not be conducting full-scale manufacturing or laser design or development that would involve the prior patent portfolio, which was transferred to its former secured lenders.

The Company is pursuing a lease for a replacement facility that is more appropriate for the Company’s new business strategy. However, entering into a new lease and appropriately equipping a new facility is costly and time-consuming and may cause delays in the Company’s progress with respect to the business plan focused on building a stable foundation for its future business.

Inventories, Net

Inventories, net as of December 31, 2024 consisted of the following:

December 31, 2024
Raw materials and supplies	$1,913,013
Work-in-process	161,137
Finished goods	613,786
Inventories, gross	2,687,936
Less: inventory reserve	(1,161,469)
Inventories, net	$1,526,467

During the year ended December 31, 2025, in connection with the lease default described above, inventory was written down to a net realizable value of zero, as the Company no longer had control over the inventory and recovery was not probable, through a $1,526,467 loss recorded within loss on impairment of inventories, property and equipment and operating lease right-of-use asset on the consolidated statement of operations for the year ended December 31, 2025.

During the year ended December 31, 2024, the Company recorded a lower of cost or net realizable value charge of $28,012, primarily related to fully reserving inventory related to switching certain series of the Company's lasers, offset by scrap adjustments.

Property and Equipment, Net

Property and equipment, net as of December 31, 2024 consisted of the following:

December 31, 2024
Machinery and equipment	$7,203,592
Leasehold improvements	897,948
Furniture and office equipment	205,897
Computer equipment and software	197,386
Property and equipment, gross	8,504,823
Less: accumulated depreciation and amortization	(3,670,094)
Property and equipment, net	$4,834,729

As of December 31, 2025, the Company's property and equipment, net value was nil, as the carrying value of its property and equipment, all of which was at the leased location, was no longer recoverable. Depreciation and amortization expense related to property and equipment was $446,449 and $790,529 for the years ended December 31, 2025 and 2024, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of December 31, 2025 and 2024 consisted of the following:

	As of December 31,
	2025	2024
Prepaid professional fees	$614,225	516
Prepaid services	601,415	—
Interest receivable (related party)	233,498	—
Prepaid insurance	154,776	123,959
Other current assets	13,887	10,269
Other prepaid assets	3,502	28,005
Total prepaid expenses and other current assets	$1,621,303	$162,749

Accrued Expenses

Accrued expenses as of December 31, 2025 and 2024 consisted of the following:

	As of December 31,
	2025	2024
Accrued legal, accounting and professional fees	$1,486,556	$2,448,594
Accrued payroll and benefits	699,085	357,953
Accrued transaction costs related to the reverse recapitalization	503,600	503,600
Accrued taxes payable	426,088	232,966
Accrued interest	114,313	560,501
Accrued lease-related payables	—	54,288
Other	41,577	143,293
Total accrued expenses	$3,271,219	$4,301,195

Accounts Payable - 3(a)(10) Claims Settlement

On July 17, 2025, the Company and Silverback Capital Corporation (“Silverback”) agreed to settle outstanding claims in an amount of $5,662,479 (the “Claims”) owed to Silverback in exchange for a settlement amount payable in shares of Common Stock (the “Settlement Shares”), subject to court approval (the "Silverback Claims Settlement"). The Settlement Shares are priced in an amount equal to the last trading price of Common Stock on July 17, 2025 (the “Closing Price”), which was $1.5319, as adjusted; provided that, if the sale price of Common Stock drops below the Closing Price, the purchase price of the Settlement Shares will be the lower of (i) the Closing Price or (ii) 75% multiplied by the average of the three lowest traded prices during the fifteen day trading period preceding the share request made by Silverback, subject to other terms of the settlement. Under the settlement terms, Silverback may not hold more than 4.99% of issued and outstanding Common Stock at any time. The Claims include bona fide, outstanding, and unpaid creditor claims that Silverback acquired from the Company’s creditors and agreed to exchange for shares of Common Stock in a state court-approved transaction, in compliance with the terms of Section 3(a)(10) of the Securities Act. The Company also agreed to issue 80,160 shares of Common Stock as a settlement fee (the "Settlement Fee Shares"), which were issued during the third quarter of 2025. The settlement was approved by the state court on July 30, 2025, after a fairness hearing pursuant to the requirements of Section 3(a)(10) of the Securities Act.

The Company is required to meet certain conditions, including timely delivery of Settlement Shares, compliance with specified covenants, and maintenance of trading eligibility and SEC filing compliance. If these conditions were not satisfied, Silverback could declare the Company in default and terminate its remaining obligations, including the funding of payments under related claims purchase agreements. In the event of default, the Company remained obligated to issue Settlement Shares and fee shares for any liabilities previously purchased by Silverback, and Silverback could elect to declare either a full or partial default.

Upon initial recognition of the Silverback Claims Settlement, the Company derecognized the liabilities to vendors, which were each included in accounts payable on the consolidated balance sheet, in an aggregate amount of $3,113,854 and recognized a claims settlement liability to Silverback in an aggregate amount of $9,627,408 calculated based on the fair value of the shares of Common Stock that can be issued to Silverback to satisfy the claims and the settlement fee, resulting in $6,513,554 recognized as loss on extinguishment of accounts payable in the consolidated statement of operations for the year ended December 31, 2025.

During the year ended December 31, 2025, the Company issued 8,529,945 Settlement Shares at an aggregate fair value of $6,540,488 to settle $4,262,479 of contractual claims under the Silverback Claims Settlement. Additionally, during the year ended December 31, 2025, the Company recorded a change in fair value of $2,584,724 of the claims settlement liability, which is included in change in fair value of claims settlement liability on the consolidated statements of operations.

In October 2025, the Company and Silverback terminated the Silverback Claims Settlement, which was approved by the state court. As part of the termination, the parties agreed that Nuburu was to issue 806,613 freely tradable and unrestricted shares of Common Stock to Silverback as consideration to settle any paid or unpaid claims and to cancel and dismiss all remaining obligations under the Silverback Claims Settlement, of which Silverback received 801,603 in connection with the termination in October 2025, and the Company recorded a net loss of $395,379 within loss on extinguishment of claims liability, net in the consolidated statement of operations for the year ended December 31, 2025.

Settlements of Accounts Payable and Accrued Expenses

During the year ended December 31, 2025, the Company negotiated with vendors and other parties to settle certain amounts owed, which were previously accrued within accounts payable and accrued expenses on the consolidated balance sheet. As the settlement amounts paid were less than the amounts owed to the vendors, a gain of $848,948 was included within loss on extinguishment of accounts payable in the consolidated statement of operations for the year ended December 31, 2025.

NOTE 4. EQUITY METHOD INVESTMENT (RELATED-PARTY)

On October 31, 2025, the Company, Nuburu Defense, Alessandro Zamboni (the Company's Executive Chairman and Co-Chief Executive Officer), and Vanguard Holdings S.r.l. (“Vanguard”), a newly-formed Italian limited liability company wholly owned by Alessandro Zamboni, entered into a Sale, Purchase and Investment Agreement (the “Orbit Agreement”) for the sale of all of the ownership interests in Orbit to Nuburu Defense (the “Orbit Transaction”).

•
Equity Infusion. Nuburu Defense may make up to a $5,000,000 equity investment in Orbit (the “Equity Infusion”). Under the Orbit Agreement, the Company has agreed to consummate the Equity Infusion in tranches, with the final tranche closing no later than October 7, 2028. During the year ended December 31, 2025, the Company paid $1,500,000 of the Equity Infusion amount in connection with the signing of the Orbit Agreement, resulting in its holding a 10.7% ownership interest in Orbit.
•
Orbit Consideration. In addition to the Equity Infusion, Nuburu Defense plans to acquire, in tranches by December 31, 2026, all outstanding capital stock of Orbit from Vanguard for an aggregate purchase price of $12,500,000, consisting of (i) $3,750,000 in cash and (ii) non-cash consideration worth $8,750,000 in the form of, (a) subject to obtaining stockholder approval, a variable number of preferred shares, or (b) if such stockholder approval is not obtained, an equivalent instrument of the Company or cash (the "Orbit Preferred Obligation") (collectively, the “Orbit Consideration”). During the year ended December 31, 2025, the Company paid Orbit Consideration worth $3,750,000 (the "Advance Payment") by (i) offsetting of a credit owed by Mr. Zamboni to the Company of $1,350,000 related to the TCEI Acquisition, which is no longer being completed, and (ii) a cash payment of $2,400,000 to Mr. Zamboni. As described in Note 17, on February 9, 2026, the parties to the Orbit Agreement entered into an amendment to issue 10,020,040 shares of Common Stock in lieu of the obligation to issue preferred shares.

Under the Orbit Agreement, the Company has the exclusive right to market, sell, promote and distribute the Orbit platform to the security sector globally for 36 months. Upon Nuburu Defense’s obtaining a 20% ownership interest in Orbit, which occurred in January 2026 as described in Note 17, Orbit’s bylaws were amended; Alessandro Zamboni resigned as a director of Orbit; and new members of Orbit’s board of directors were appointed pursuant to the new bylaws. Following the appointment of the new directors to Orbit’s board of directors, Alessandro Zamboni was appointed as Chairman of Orbit and Nuburu Defense designated Orbit’s chief executive officer. Since Orbit is wholly owned by Alessandro Zamboni, our Executive Chairman and Co-Chief Executive Officer, indirectly through Vanguard, the Orbit Transaction constitutes a related party transaction under U.S. securities laws and, as a result, the Orbit Transaction and Orbit Agreement have been reviewed and approved by our independent directors and Audit Committee.

We accounted for our 10.7% interest in Orbit under the equity method of accounting, as we have the ability to exercise significant influence over Orbit based on rights and other terms contained in the Orbit Agreement. The initial cost of the investment in Orbit consisted of the fair value of the Orbit business, as determined by third-party valuation specialists using the income approach. Under the income approach, a discounted cash flow methodology was utilized, which estimates the present value of the Orbit equity at time of investment at an appropriate discount rate, and is a Level 3 nonrecurring fair value measurement within the fair value hierarchy due to the significant unobservable inputs.

As of December 31, 2025, the Company's investment in Orbit had a carrying value of $949,806. The carrying amount of the Company’s investment in Orbit exceeded its proportionate share of Orbit's net assets by approximately $1,112,750, primarily due to fair value step-ups associated with developed technology, which is amortized over 5 years, customer relationships, which is amortized over 7 years, and goodwill, which is not amortized. During the year ended December 31, 2025, there were no dividend distributions received. Additionally, there were no impairment losses or adjustments to the investment basis in connection with the Orbit investment during the year ended December 31, 2025.

Additionally, the Company recorded assets related to (i) a subscription for Orbit shares of $11,778,600, which was comprised of the initial fair value of Orbit Preferred Obligation of $8,028,600 and the Advance Payment of $3,750,000, and (ii) a deposit on acquisition of $733,272, which was comprised of cash paid during the fourth quarter of 2025 of $1,500,000 less the initial cost of the investment in Orbit and related transaction costs. As the Company's commitment to pay the Orbit Preferred Obligation was non-cancellable, binding and non-contingent as of the execution of the Orbit Agreement, the obligation represents a requirement to settle a fixed monetary amount using a variable number of shares or other assets, and is accounted for as a liability in accordance with ASC 480, which was initially recognized at fair value on a nonrecurring basis on the execution date of the agreement and is subsequently accreted to its redemption value as interest expense using the effective interest method through the expected settlement date of December 31, 2026. The fair value of the Orbit Preferred Obligation at inception was determined using a discounted cash flow methodology, which estimates the present value of the fixed settlement amount based on the expected settlement date and an appropriate discount rate, and is a Level 3 fair value measurement within the fair value hierarchy due to the significant unobservable inputs. During the year ended December 31, 2025, the Company recognized $103,299 of accretion on the Orbit Preferred Obligation, which is included in interest expense on the consolidated statement of operations for the year ended December 31, 2025.

NOTE 5. FAIR VALUE MEASUREMENTS

The Company’s financial instruments that are carried at fair value consist of Level 1 and Level 3 assets and liabilities:

•
Level 1. Level 1 assets include highly liquid bank deposits and money market funds, which were not material in any period presented herein.
•
Level 3. Level 3 assets and liabilities are included in the table below, and are classified as Level 3 due to the use of unobservable inputs in the valuation of the asset or liability. Gains or losses from the remeasurement of (i) debt recorded under the fair value option (each as defined and described in Note 9) are recorded as part of change in fair value of notes payable, (ii) the SEPA liability (as defined and described in Note 12) are recorded as part of change in fair value of SEPA liability, (iii) the 2025 Offering Common Stock Warrants (as defined and described in Notes 10 and 11) and Junior Note Warrants (as defined and described in Notes 9 and 10) are recorded as part of change in fair value of warrant liability, (iv) the Silverback Claims Settlement (as defined and described in Note 3) are recorded as part of change in fair value of claims settlement liability and (v) the August 2024 Convertible Note Derivative Liability (as

defined and described in Note 9) are recorded as part of change in fair value of derivative liability in the consolidated statements of operations.

There were no transfers between Level 1, Level 2, and Level 3 in any period presented.

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2025 and 2024:

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Convertible Note Receivable	$—	$—	$2,585,100	$2,585,100
Total assets	$—	$—	$2,585,100	$2,585,100

Liabilities:
Current portion of notes payable:
Notes payable - fair value option	$—	$—	$25,960,206	$25,960,206
SEPA liability	—	—	3,201,500	3,201,500
Warrant liabilities:
2025 Offering Common Stock Warrants	—	—	353,160	353,160
Junior Note Warrants	—	—	44,241	44,241
Claims settlement liability	—	—	5,575	5,575
Total liabilities	$—	$—	$29,564,682	$29,564,682

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Liabilities:
Junior Note Warrants	$—	$—	$128,615	$128,615
Convertible note derivative liability (1)	—	—	37,900	37,900
Total liabilities	$—	$—	$166,515	$166,515

(1)
Represents the August 2024 Convertible Note Derivative Liability, as defined and described in Note 9. In March 2025, the remaining August 2024 Convertible Notes were purchased by Indigo Capital and subsequently extinguished. For additional information, see Note 9.

Level 3 Financial Assets

Convertible Note Receivable (Related Party)

The following table sets forth a summary of the changes in fair value of the Company's Convertible Note Receivable:

Year ended December 31,
2025
Fair value, beginning balance	$—
Initial fair value over proceeds paid	110,000
Principal additions	5,154,872
Change in fair value	(2,679,772)
Fair value, ending balance	$2,585,100

The aggregate fair value of the Convertible Note Receivable was estimated using a Monte Carlo simulation based approach, a Level 3 valuation. The significant inputs to the calculation of the fair value of the Convertible Note Receivable at issuance through December 31, 2025 were as follows:

Year ended December 31,
2025
Convertible Note Receivable
Stock price	$0.000038 - 0.000048
Expected term (in years)	0.75 - 1.25
Expected volatility	157.7% - 224.0%
Risk-free interest rate	3.6% - 4.2%
Expected dividend yield	0.0%

Level 3 Financial Liabilities

Notes Payable - Fair Value Option

The following tables set forth a summary of the changes in fair value of the Company's notes payable recorded under the fair value option:

	Year Ended December 31, 2025
	Beginning Balance	Issuance	Additions & (Payments)	Conversion	Change in Fair Value	Ending Balance
Indigo Capital Convertible Notes	$—	$9,482,632	$—	$(13,399,656)	$3,968,080	$51,056
AZ Promissory Note (related party)	—	2,645,200	—	(2,155,844)	(489,356)	—
TAG Promissory Note (related party)	—	1,639,914	—	(1,281,624)	(358,290)	—
Diagonal Convertible Notes	—	699,197	—	(359,589)	(45,949)	293,659
Agile Note	—	500,000	(774,917)	—	289,474	14,557
Brick Lane Convertible Notes	—	2,742,750	—	(2,567,609)	16,038	191,179
Bomore Convertible Notes	—	1,411,829	—	(1,511,236)	147,578	48,171
Boot Convertible Note	—	193,215	—	(173,626)	(19,589)	—
Torcross Convertible Note	—	133,883	—	(199,219)	89,420	24,084
YA Debenture	—	1,255,700	(1,250,000)	—	(5,700)	—
December 2025 YA Debenture	—	25,312,500	—	—	25,000	25,337,500
Total	$—	$46,016,820	$(2,024,917)	$(21,648,403)	$3,616,706	$25,960,206

The fair value of the Company's notes payable recorded under the fair value option was estimated using Level 3 fair value measurements. The range of significant inputs to the calculation of the fair value of the notes payable recorded under the fair value option at issuance through December 31, 2025 were as follows:

Year Ended December 31, 2025
Valuation Inputs:	Indigo Capital Convertible Notes(1)	Diagonal Convertible Note(1)	Agile Note(2)	Brick Lane Convertible Notes(1)(3)	Bomore Convertible Notes(3)
Stock price (4)	$0.75 - 1.75	$0.70 - 1.75	N/A	$0.75 - 1.75	$0.75 - 1.75
Expected term (in years)	0.42 - 1.00	0.33 - 0.79	0.01 - 0.58	0.42 - 1.00	0.46 - 1.00
Expected volatility	194.6% - 268.7%	145.6% - 245.4%	N/A	258.4%	N/A
Risk-free interest rate	3.7% - 4.2%	3.6% - 4.2%	N/A	4.1%	N/A
Risk-adjusted discount rate	12.1% - 12.9%	N/A	13.7% - 19.1%	N/A	N/A
Expected dividend yield	N/A	N/A	N/A	N/A	N/A

	Year Ended December 31, 2025
Valuation Inputs:	Boot Convertible Note(1)	Torcross Convertible Note(3)	TAG Promissory Note(1)	AZ Promissory Note (Related Party)(1)	YA Debenture (Related Party)(1)	December 2025 YA Debenture (Related Party)(1)
Stock price (4)	$0.70 - 1.75	$0.75 - 1.75	$0.75 - 1.60	$0.75 - 1.60	$1.75	$0.80 - 1.00
Expected term (in years)	0.41 - 0.79	0.48 - 1.00	0.33 - 0.55	0.58 - 0.81	1.00	0.96 - 1.00
Expected volatility	157.9% - 245.4%	N/A	120.5% - 196.2%	146.0% - 231.3%	206.0%	204.0% - 205.0%
Risk-free interest rate	3.9% - 4.2%	N/A	4.0% - 4.3%	3.8% - 4.2%	3.7%	3.5%
Risk-adjusted discount rate	N/A	N/A	N/A	N/A	N/A	13.4% - 13.8%
Expected dividend yield	N/A	N/A	N/A	N/A	N/A	N/A

(1)
Fair value was estimated using a Monte Carlo simulation model, which incorporates significant assumptions including the expected volatility of the Company's stock price, the risk-free interest rate, and the timing and probability of future liquidity events.
(2)
Fair value was estimated using a discounted cash flow method, which applies a risk-adjusted discount rate to projected future cash flows. The valuation involves significant judgment in determining key inputs such as forecasted revenue growth, margin expectations and discount rates.
(3)
Fair value was estimated using the current value method, which allocates the Company's most recent enterprise value to the various classes of equity based on their respective rights and preferences.
(4)
Amounts for the periods presented have been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split. See Note 2 for additional information.

SEPA Liability

The following table sets forth a summary of the changes in fair value of the Company's SEPA liability:

Year ended December 31,
2025
Fair value, beginning balance	$—
Fair value at issuance	3,582,724
Common Stock issued (1)	(21,636,834)
Settlement of YA Debenture	1,261,880
Cash receipts under SEPA liability	20,676,006
Change in fair value	(682,276)
Fair value, ending balance	$3,201,500

(1)
Includes the fair value of the shares issued to the SEPA Investor in connection with the commitment fee payable under the SEPA in an amount equal to 1% of the Commitment Amount, or $1,000,000, to be paid 50% on execution of the SEPA and 50% to be paid 90 days after execution of the SEPA, as further detailed in Note 12.

The fair value of the Company's SEPA liability at issuance and through December 31, 2025 was estimated using (i) related to the put option, a Monte Carlo valuation model utilizing various inputs including the Company’s stock price, volatility, risk-free interest rate, expected term of the agreement and expected share draw amount and (ii) for the June 30, 2025 valuation, related to the shares issuable in connection with the SEPA commitment fee, the fair value of the underlying shares, each of which is a Level 3 valuation. The range of significant inputs to the calculation of the fair value of the SEPA liability at issuance through December 31, 2025 were as follows:

Year ended December 31,
2025
SEPA Liability
Stock price(1)	$0.75 - 1.85
Expected term (in years)	2.40 - 3.00
Expected volatility	198.0% - 205.0%
Risk-free interest rate	3.5% - 3.9%
Expected dividend yield	0.0%

(1)
Amounts for the periods presented have been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split. See Note 2 for additional information.

2025 Offering Common Stock Warrants

The following table sets forth a summary of the changes in fair value of the Company's 2025 Offering Common Stock Warrants:

Year ended December 31,
2025
Fair value, beginning balance	$—
Fair value allocation at issuance	20,747,899
Exercises	(34,373,943)
Change in fair value	13,979,204
Fair value, ending balance	$353,160

The aggregate fair value of the 2025 Offering Common Stock Warrants was estimated using a Monte Carlo simulation based approach, a Level 3 valuation. The range of significant inputs to the calculation of the fair value of the warrant liability related to the 2025 Offering Common Stock Warrants at issuance through December 31, 2025 were as follows:

Year ended December 31,
2025
2025 Offering Common Stock Warrants:
Stock price(1)	$0.6961 - 0.7944
Expected term (in years)	4.70 - 5.00
Expected volatility	144.0% - 145.0%
Risk-free interest rate	3.6% - 3.7%
Expected dividend yield	0.0%

(1)
Amounts for the periods presented have been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split. See Note 2 for additional information.

Junior Note Warrants

The following table sets forth a summary of the changes in fair value of the Company's Junior Note Warrants issued in November 2023:

	Year ended December 31,
	2025	2024
Fair value, beginning balance	$128,615	$2,238,519
Change in fair value	(84,374)	(2,109,904)
Fair value, ending balance	$44,241	$128,615

The aggregate fair value of the Junior Note Warrants was estimated using a Monte Carlo simulation based approach, a Level 3 valuation. The range of significant inputs to the calculation of the fair value of the Junior Note Warrant liability during the periods presented were as follows:

	Year Ended December 31,
	2025	2024
Junior Note Warrants:
Stock price(1)	$0.75 - 1.75	$0.15 - 3.34
Expected term (in years)	2.9 - 4.4	3.9 - 4.9
Expected volatility	62.4% - 193.0%	58.9% - 79.6%
Risk-free interest rate	3.7% - 3.9%	3.6% - 4.3%
Expected dividend yield	0.0%	0.0%

(1)
Amounts for the periods presented have been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split. See Note 2 for additional information.

Claims Settlement Liability

The following table sets forth a summary of the changes in fair value of the Company's Claims Settlement liability:

Year ended December 31,
2025
Fair value, beginning balance	$—
Fair value at issuance	9,627,408
Common Stock issued	(7,432,488)
Loss on settlement of claims liability, net	395,379
Change in fair value	(2,584,724)
Fair value, ending balance	$5,575

The fair value of the Company's Claims Settlement liability at issuance and as of December 31, 2025 was estimated using a Monte Carlo valuation model utilizing various inputs including the Company’s stock price, volatility, risk-free interest rate, expected term of the agreement and expected share amount. The range of significant inputs to the calculation of the fair value of the claims settlement liability at issuance and December 31, 2025 were as follows:

Year ended December 31,
2025
Claims Settlement Liability
Stock price(1)	$0.75 - 1.55
Expected term (in years)	0.50 - 0.70
Expected volatility	143.1% - 213.4%
Risk-free interest rate	3.8% - 4.2%

(1)
Amounts for the periods presented have been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split. See Note 2 for additional information.

August 2024 Convertible Note Derivative Liability

In March 2025, the remaining August 2024 Convertible Notes were purchased by Indigo Capital and subsequently extinguished. For additional information, see Note 9.

The following table sets forth a summary of the changes in fair value of the Company's August 2024 Convertible Note Derivative Liability:

	Year ended December 31,
	2025	2024
Fair value, beginning balance	$37,900	$—
Initial recognition at fair value	—	179,000
Change in fair value	—	(141,100)
Extinguishment of August 2024 Convertible Notes	(37,900)	—
Fair value, ending balance	$—	$37,900

NOTE 6. CONVERTIBLE NOTE RECEIVABLE (RELATED PARTY)

On March 14, 2025, the Company entered into a convertible note receivable with Supply@ME Capital Plc (“SYME”) to invest up to $5,150,000 in SYME (the "Convertible Note Receivable"). SYME is a fintech platform focused on Inventory Monetisation© solutions for manufacturing and trading companies. The Convertible Note Receivable bears interest at 14.33% per annum, accruing daily, and any outstanding interest due at each conversion date is to be repaid in ordinary shares of SYME at a fixed conversion ratio of £0.00003 per ordinary share (the "Conversion Price"). Upon conversion, the Company is expected to hold a controlling interest in SYME. Following approval by SYME stockholders, the Financial Conduct Authority, and The Panel on Takeovers and Mergers, the Company may convert amounts outstanding under the Convertible Note Receivable into ordinary shares of SYME at the Conversion Price, with the U.S. dollar-denominated balance first converted into pounds sterling at a fixed exchange rate of 0.7469 prior to application of the Conversion Price, with conversion shares accompanied by a warrant to acquire one additional ordinary share of SYME for every two ordinary shares of SYME issued on any conversion, with an exercise price of £0.000039, as well as the ability to exercise on a cashless basis. The Convertible Note Receivable is repayable in part or in full on demand after the earlier of an event of default or December 31, 2026, and, once the required approvals are obtained, any such repayment on demand may be required to be effected by conversion rather than cash. If the required approvals have not been obtained by June 30, 2026, SYME must within 20 days grant specified security in favor of the Company and continue pursuing the approvals. Our Executive Chairman and Co-Chief Executive Officer is the founder, current Chief Executive Officer and a director of SYME, and as a result, the proposed investment was negotiated and approved by our independent board members and our Audit Committee.

Certain conversion features of the Convertible Note Receivable would typically be considered derivatives that would require bifurcation. In lieu of bifurcating various features in the agreement, the Company elected the fair value option for the Convertible Note Receivable. During March 2025, the excess of the issuance date fair value of $260,000 of the Convertible Note Receivable over the proceeds paid of $150,000 was recorded to additional paid-in capital. As of December 31, 2025, the fair value of the Convertible Note Receivable was $2,585,100, and the principal amount of the Convertible Note Receivable was $5,150,000. Additionally, accrued interest as of December 31, 2025 under the Convertible Note Receivable was $233,498, which is included in prepaid expenses and other current assets on the consolidated balance sheet.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company leased approximately 27,900 square feet of office space in Centennial, Colorado under a noncancelable operating lease agreement. The original term of the lease was set to expire in December 2024, however, in November 2023, the Company elected to extend the lease through June 2025. As further described in Note 3, the Company was in default under its lease, and the Landlord pursued available remedies in advance of the lease term that expired in June 2025. As such, the Company (i) wrote down its inventory to a net realizable value of zero, (ii) wrote down the carrying value of its property and equipment, all of which was at the leased location, to a net book value of $0, and (iii) fully impaired the right-of-use asset associated with this lease, as the Company could no longer use the leased premises, each of which is recorded within loss on impairment of inventories, property and equipment and operating lease right-of-use asset on the consolidated statement of operations for the year ended December 31, 2025. See Note 3 for additional information.

During the year ended December 31, 2025, the Company reached a settlement agreement with the Landlord in the amount of $130,000, which was paid in October 2025, effectively settling the liability. As a result of the settlement, the Company recorded a gain of $146,132, which is reflected in other gain (loss), net on the consolidated statement of operations for the year ended December 31, 2025.

In connection with the default under the lease described above, the Company recorded an impairment of $150,077 to reduce the right-of-use asset to zero, which is recorded within loss on impairment of inventories, property and equipment and operating lease right-of-use asset on the consolidated statement of operations for the year ended December 31, 2025.

Operating lease cost was $71,557 and $411,751 for the year ended December 31, 2025 and 2024, respectively, and is included within general and administrative expenses within the consolidated statement of operations.

Liqueous Settlement Agreement

In January 2025 and April 2025, in connection with a settlement and mutual release agreement entered into between the Company and Liqueous LP (“Liqueous”) (the "Liqueous Settlement Agreement"), as amended, the parties provided an immediate mutual release of claims and obligations through payments from Liqueous to the Company in an aggregate $1,450,000, of which $1,000,000 was paid during the first quarter of 2025. Such payment was made in connection with the issuance of the remaining 1,840,999 shares issued to extinguish an aggregate $411,865 of principal and accrued interest under the Junior Notes and, accordingly, reduced the loss on extinguishment of notes payable recorded in the year ended December 31, 2025. In April 2025, the Company received $300,000 of the remaining $450,000 agreed upon under the Liqueous Settlement Agreement, which was recorded within other income (loss), net as a gain on settlement during the year ended December 31, 2025. Additionally, in September 2025, the Company received $40,000 under the Liqueous Settlement Agreement. As of December 31, 2025, the Company determined the $110,000 receivable to be uncollectible and wrote off the receivable, resulting in a loss of the same amount, which is reflected in other gain (loss), net on the consolidated statement of operations for the year ended December 31, 2025.

Legal Proceedings

In the normal course of business, the Company may become involved in legal proceedings. The Company will accrue a liability for legal proceedings when it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued.

During the year ended December 31, 2025, the Company was subject to five separate actions seeking default judgments for the alleged failure to pay amounts when due. CFGI, LLC obtained a default judgment in March 2025 in the amount of $86,826 through the Superior Court of the Commonwealth of Massachusetts. The default judgment obtained by CFGI, LLC was paid in full in September 2025 by Silverback in accordance with the Silverback Claims Settlement, which was approved by the state court under Section 3(a)(10) of the Securities Act. FICTIV, Inc. obtained a default judgment through the Superior Court of California on January 30, 2025 in the amount $197,899, which was subsequently paid by the Company on September 23, 2025. The Landlord obtained a default judgment in the Arapahoe County Colorado District Court in April 2025 in the amount of $409,278, which accrued interest at a rate of 10% per annum beginning in March 2025 until paid in full. The Company settled the default judgment with a payment of $130,000 to the Landlord on October 14, 2025. See additional details regarding the Landlord default judgment in Note 1. In August 2025, ficonTEC, Inc. obtained a default judgment through the Arapahoe County Colorado District Court in the amount of $394,274 with post judgment interest accruing at 8% per annum. The Company settled the default judgment with ficonTEC, Inc. on October 13, 2025. In August 2025, Corporation for International Business obtained a default judgment through the Circuit Court of Cook County, Illinois, in the amount of $30,379.

On September 19, 2025, J.H. Darbie & Co., Inc. (“Darbie”) filed a claim in the U.S. District Court of the Southern District of Florida, West Palm Beach Division, alleging breach of contract under a Finder’s Fee Agreement entered into between the Company and Darbie in May 2024 and under a Financial Advisory Agreement, dated June 10, 2024, between the parties. Darbie was seeking, among other things, damages in the amount of the fee payments allegedly owed to Darbie, specific performance requiring the Company to issue warrants to Darbie, attorney’s fees and costs. Darbie voluntarily dismissed the lawsuit due to lack of jurisdiction in Florida on January 7, 2026. On March 10, 2026, Darbie initiated an arbitration in FINRA’s dispute resolution forum.

Purchase Commitments

As of December 31, 2025 and 2024, the Company had nil and $466,798, respectively, in outstanding firm purchase commitments to acquire inventory and research and development parts from suppliers for the Company's ongoing operations. The Company's purchase commitments do not reflect any liabilities that are included in its December 31, 2025 consolidated balance sheet.

Related Party Transactions

Ron Nicol, who was the Executive Chairman of the Company’s board of directors through January 2025, paid director and officer insurance premiums of approximately $1,500,000 on behalf of the Company because the Company did not have available cash to pay such amounts when due. The Company is obligated to repay such amount to Mr. Nicol, without interest or other charges. In December 2025, the Company reached a settlement agreement with Mr. Nicol, in which the Company paid Mr. Nicol $1,162,704, with the resulting gain of $290,676 recorded in loss on extinguishment of accounts payable on the consolidated statement of operations for the year ended December 31, 2025.

In January 2025, the Company issued the TAG Promissory Note to The AvantGarde Group ("TAG"), which is founded and owned by the Company's Executive Chairman and Co-Chief Executive Officer, Mr. Zamboni, as a replacement of a previously recorded shareholder advance. Mr. Zamboni transferred the TAG Promissory Note to Vanguard and subsequently converted the TAG Promissory Note into shares of Common Stock during the year ended December 31, 2025. For additional information, see Note 9.

In April 2025, in connection with the TCEI Acquisition, as defined below, the Company issued the AZ Promissory Note to Mr. Zamboni, which Mr. Zamboni subsequently transferred to Vanguard and converted into shares of Common Stock during the year ended December 31, 2025. For additional information, see Note 9.

Fraudulent Wire Transfer

In October 2025, the Company was the victim of email fraud due to its receiving an invoice from a criminal actor posing as its financial advisor and the Company’s paying the invoice amount to the criminal actor’s bank account based on the falsified wiring instructions. As a result, the Company incurred a loss of $1,005,352, which was recorded within loss on fraudulently induced wire transfer on the consolidated statement of operations for the year ended December 31, 2025. The Company pursued recovery of this amount with the banks involved in the wire transfer and its insurance carrier, but at this time it does not expect that it will be able to recover such funds.

Acquisition and Joint Venture Plans

Initial Commitment Letter related to Tekne and Orbit (Related-Party)

On February 19, 2025, the Company entered into a commitment letter (the “Trumar Agreement”) with Trumar Capital LLC ("Trumar") to acquire, through the purchase of the shares of TCEI S.a.r.l., a wholly owned subsidiary of Trumar (“TCEI”) (the “TCEI Acquisition”): (i) a license of certain technology that would allow it to expand its existing business within the defense sector; (ii) a controlling interest in Tekne; and (iii) a controlling interest in Orbit, which is wholly-owned by the Company's Executive Chairman and Co-Chief Executive Officer.

The TCEI Acquisition was expected to occur in two stages. In the first stage, which was completed in March 2025, the Company purchased a 20% ownership interest in TCEI for an aggregate price of $1,500,000 in cash plus $23,500,000 in a note payable. The note payable was not recorded because it was cancellable if the second stage of the TCEI Acquisition was not completed by July 31, 2025. Because certain conditions were not satisfied by July 31, 2025, the note payable was cancelled during the third quarter of 2025. Of the $1,500,000 cash portion of the purchase price, $600,000 was paid in cash and $900,000 was retained by the Company, with a corresponding related-party promissory note, the AZ Promissory Note described above and in Note 9, to the Company's Executive Chairman and Co-Chief Executive Officer. In July 2025, the AZ Promissory Note was amended to provide for a conversion feature and was subsequently fully converted into shares of Common Stock in December 2025, as further described in Note 9. The $900,000 retained by the Company was used as a portion of the non-cash consideration related to the Advance Payment of the Orbit Transaction, each as defined and described in Note 4.

For the second stage of the TCEI Acquisition, the Company had planned to purchase the remaining 80% ownership interest in TCEI, resulting in its having a controlling interest in Tekne and Orbit. Since certain conditions were not satisfied, the Trumar Agreement expired on its own terms as of July 31, 2025 and the Company no longer holds any ownership interest in TCEI.

The Company also agreed to issue 1,219,832 shares of Common Stock to S.F.E. Equity Investments SARL (“SFE EI”) as consideration for SFE EI's escrowing approximately $4,200,000 in assets for purposes of guaranteeing its performance obligations in connection with the TCEI Acquisition, subject to any required shareholder approval.

Tekne letter signed in August 2025 (“August Letter”)

In response to feedback from the Italian government in connection with its “Golden Power” review of the Company’s proposed acquisition (directly or indirectly) of a controlling interest in Tekne, on August 27, 2025, the Company executed a commitment letter (the “August Letter”) with shareholders of Tekne, pursuant to which the Company modified the terms of the Company's previously announced phased acquisition of a 70% interest in Tekne. The Company expected to acquire (i) an initial 3% equity interest in Tekne and (ii) the remaining 67% interest in Tekne by the end of 2025. Based on a third-party valuation, the August Letter also established an enterprise value of Tekne at $60,000,000, with the 70% interest to be acquired by the Company derivatively valued at approximately $42,000,000. To address matters raised in the Golden Power review, the Company agreed to assist with financing up to €40,500,000 for Tekne’s working capital needs over the next 12 months through August 2026. The rights and obligations of Tekne and the Company under the August Letter were subsequently replaced in their entirety by the Tekne Letter entered into in November 2025 and described below.

In September 2025, in connection with its investment in Tekne, the Company deposited approximately $875,000 as cash collateral with a financial institution to secure the issuance of two irrevocable standby letters of credit. These standby letters of credit facilitate a third-party bank's issuance of local demand performance bonds guaranteeing Tekne's performance under two existing supply contracts with a foreign government ministry. The maximum potential future payments under the guarantee total €663,076 (approximately $773,000), representing the aggregate face value of the two performance bonds. The local performance bonds expire on June 30, 2026, with the underlying standby letters of credit expiring on August 31, 2026.

In December 2025, the documentary letters of credit underlying the two supply contracts were amended to extend expiry to December 30, 2026, with latest shipment dates of September–October 2026. As the supply contracts remain active beyond the current performance bond expiry, the Company expects the performance bonds and standby letters of credit to be correspondingly extended. The performance bonds contain an "extend or pay" provision under which the issuing bank is obligated to pay the full guarantee amount to the beneficiary if the supplier fails to extend the guarantee prior to expiry. If the standby letters of credit are extended, the Company's cash collateral will remain restricted beyond August 2026 for the duration of the extended guarantee period.

Tekne letter of intent signed in November 2025 (“Tekne Letter”)

In November 2025, the Company, Tekne and shareholders of Tekne executed a letter of intent (the “November Letter”) that replaced the rights and obligations of the parties under the August Letter. Under the November Letter, the parties planned to establish a “Contratto di Rete” (the “Network Contract”), which is a specific form of joint-venture contractual agreement under Italian law. Under the November Letter, the Company also agreed to provide financial support to Tekne by utilizing the Supply@ME (SYME) platform to facilitate an inventory monetization program, and providing a convertible debt facility (the “Tekne Convertible Receivable”) upon the signing of the Network Contract. Such facility was conditioned on the Company being permitted to acquire an initial 2.9% interest in Tekne. In connection with the above, the Company paid $1,179,686 during the fourth quarter of 2025 to Tekne as an advance of the Tekne Convertible Receivable, which is recorded within advance on Tekne Convertible Receivable on the consolidated balance sheet as of December 31, 2025.

In December 2025, in connection with the expiration of the Trumar Agreement, the Company agreed to reimburse TCEI $735,000 of certain expenses and costs incurred, of which $585,000 was paid in cash and $150,000 was settled through the reduction of a receivable, which is recorded within general and administrative on the consolidated statement of operations for the year ended December 31, 2025.

For additional information on the Company’s transactions with Tekne during 2026, see Note 17.

SYME Strategic Investment (Related Party)

SYME and its operating subsidiaries provide its platform for use by manufacturing and trading companies to access inventory trade solutions, enabling their businesses to generate cashflow, through a non-credit arrangement and without incurring debt. This is achieved by their existing eligible inventory being added to the platform and then monetised through purchases by third-party inventory funders. The inventory to be monetised can include warehoused goods waiting to be sold to end-customers or goods that are part of a typical import/export transaction.

During the year ended December 31, 2025, in connection with the inventory monetization program discussed above, the Company advanced $5,668,545 to a special purpose vehicle (“SPV”) affiliated with SYME (the “SYME Inventory Advance”), pursuant to advance payment letters in connection with a proposed subscription of a financial instrument to be issued by the SPV with the aim of monetizing the inventory of Tekne. On March 12, 2026, the Company entered into a bond subscription agreement (the “SYME 3” Agreement”) with Supply@ME Stock Company 3 S.r.l. ("SYME 3"), an affiliate of SYME. For additional information, see Note 17. As of December 31, 2025, the advance is recorded within SYME inventory advance on the Company’s consolidated balance sheet.

Maddox Joint Venture

On October 22, 2025, the Company entered into a non-binding Strategic Framework Agreement (the “SFA”), among the Company, Nuburu Defense and Maddox Defense Incorporated (“Maddox”), pursuant to which the Company and Maddox plan to establish a joint venture company (the “Maddox JV”) focused on dual-use UAV solutions and deployable additive-manufacturing capabilities, supporting forward-deployed production, sustainment, and defense manufacturing-as-a-service models for military and allied customers. The parties intend for Nuburu Defense to contribute up to $10,000,000 in funding while Maddox contributes eligible assets, intellectual property, expertise and personnel. The value of Maddox’s eligible assets would be evaluated by a formal appraisal process in accordance with Italian law. The equity ownership of the Maddox JV would be determined proportionally based on the ratio of the Company's capital commitment compared to the value of Maddox’s eligible assets evaluation; provided, that, Nuburu Defense would have the controlling interest in the Maddox JV. The SFA includes a six-month exclusivity period and has a term of six months, unless earlier terminated by either party upon 30 days written notice. For information on the definitive agreement entered into among the Company, Nuburu Defense and Maddox in February 2026, see Note 17.

NOTE 8. REVENUE

The Company’s primary revenue-generating activity involves sales of high-powered lasers and related installation services. The Company has sales to customers throughout the U.S., Europe, and Asia. All sales are settled in U.S. dollars.

The following table presents revenue from contracts with customers disaggregated by geography:

	Year ended December 31,
	2025	2024
United States	$—	$24,300
Asia	—	9,112
Europe	—	118,715
Total	$—	$152,127

The following table presents revenue from contracts with customers disaggregated by the timing of revenue recognition:

	Year ended December 31,
	2025	2024
Revenue recognized at a point in time	$—	$152,127
Revenue recognized over time	—	—
Total	$—	$152,127

Contract liabilities consist of customer deposits that are applied to invoices as the performance obligation is performed. Accounts receivable and contract liabilities as of December 31, 2025 and 2024 were as follows on the dates presented:

	Accounts Receivable	Contract Liabilities
January 1, 2024	$482,279	$30,400
December 31, 2024	—	24,000
December 31, 2025	—	—

During the years ended December 31, 2025 and 2024, the Company recognized nil and $30,400 of revenue that was included in the contract liabilities balance at the beginning of the reporting period, respectively. During 2025, the Company reached a settlement with a customer to settle the contract liability of $24,000 through a payment of $12,000. The resulting $12,000 gain was recorded in loss on extinguishment of accounts payable on the consolidated statement of operations for the year ended December 31, 2025.

NOTE 9. NOTES AND CONVERTIBLE NOTES PAYABLE

As of December 31, 2025 and 2024, the Company's outstanding debt consisted of the following:

	As of December 31,
	2025	2024
Current portion of notes payable:
December 2025 YA Debenture	$25,255,308	$—
Indigo Capital Convertible Notes	51,059	—
AZ Promissory Note (related party)	—	—
TAG Promissory Note (related party)	—	—
Diagonal Convertible Notes	285,662	—
Agile Note	8,140	—
Brick Lane Convertible Notes	191,179	—
Bomore Convertible Notes	48,169	—
Boot Convertible Note	—	—
Torcross Convertible Note	24,084	—
Liqueous Obligation	10,545	1,053,824
Senior Convertible Notes Issued June 2023	—	4,683,069
Junior Notes Issued November 2023	—	2,369,122
August 2024 Convertible Notes	—	537,375
Additional August 2024 Convertible Notes	—	687,315
Unamortized debt discount and deferred financing costs	—	(88,522)
Current portion of notes payable	$25,874,146	$9,242,183

Junior Notes Issued November 2023

On November 13, 2023, the Company entered into Note and Warrant Purchase Agreements (the "Junior Note Purchase Agreements") with the lenders identified therein (the "Lenders") providing for (i) zero-interest promissory notes, issued with a 10% original issue discount, in the aggregate principal amount of $5,500,000 (the "Junior Notes"), and (ii) warrants ("Junior Note Warrants," refer to Note 10), exercisable for an amount of the Company's Common Stock equal to 100% of the principal amount of the Junior Notes (limited to an aggregate of 19.9% of the Company's outstanding Common Stock until such time as the transaction is approved by the Company's stockholders), which are exercisable for $24.95 per share of the Company's Common Stock (subject to adjustments noted in the Junior Note Purchase Agreements).

The Junior Notes were junior and secured by the Company's patent portfolio pursuant to a security agreement among the parties (the "Security Agreement"). The terms of the Junior Notes provided that they would mature on the earlier of: (i) the Company closing a credit facility in principal amount of at least $20,000,000, (ii) a Sale Event (as defined in the Junior Note Purchase Agreements), or (iii) twelve months after issuance. The Junior Notes contained customary events of default. Because the Junior Notes had not been repaid within six or nine months after issuance, the Junior Notes began to bear interest at the Secured Overnight Financing Rate (“SOFR") rate plus 9% and at the SOFR rate plus 12%, respectively, and additional 25% warrant coverage was required at each such date, with a per share exercise price equal to 120% of the trading price of the Company's

Common Stock at the time of issuance and a redemption right in favor of the Company when the trading price of the Common Stock was greater than 200% of the applicable exercise price for 20 out of any 30 consecutive trading days. Shares of Common Stock issuable upon exercise of the Junior Note Warrants are limited to an aggregate of 19.9% of the Company's outstanding Common Stock until such time as the transaction is approved by the Company's stockholders. The obligations under the Junior Notes were extinguished in connection with the Foreclosure (defined below).

Refer to Note 11 for the Company's accounting for the Junior Note Warrants. As a result of that accounting, the Junior Notes contain the original issue discount of $500,000 as well as the discount associated with the Junior Note Warrant liability of $2,668,169. The discount will be amortized over the term of the Junior Notes in accordance with FASB ASC 835 - Interest.

Extinguishments

During the year ended December 31, 2025, the Company issued 1,840,999 shares to noteholders to extinguish an aggregate $411,865 of principal and accrued interest under the Junior Notes. The reacquisition value of the debt was higher than the related carrying value, and thus resulted in an aggregate net loss on extinguishment of notes payable of $1,174,519 recorded in the consolidated statement of operations.

During the year ended December 31, 2024, the Company issued 3,358,847 shares to noteholders to extinguish $3,540,019 of principal as well as interest accrued on the Junior Notes. The reacquisition value of the debt was higher than the related carrying value, and thus resulted in a loss on debt extinguishment of $15,272,677 recorded in the consolidated statement of operations for the year ended December 31, 2024.

See Foreclosure collateral sale further below in this Note 9 for discussion of the extinguishment of the remaining Junior Notes on March 5, 2025.

Related Parties

The table below summarizes the outstanding principal amount of the Junior Notes to related parties:

	As of December 31,
Noteholder	2025	2024
David Seldin(1)	$—	$762,211
Eunomia, LP(2)	—	1,100,000
Total Junior Notes - related parties	$—	$1,862,211

(1)
David Seldin was a member of the Legacy Nuburu board of directors and at the time of the issuance was the sole manager of Anzu Nuburu LLC, Anzu Nuburu II LLC, Anzu Nuburu III LLC and Anzu Nuburu V LLC (the "Anzu SPVs"), which at that time owned more than 5% of Legacy Nuburu’s capital stock.
(2)
Ron Nicol, manager of Eunomia, LP, was the Executive Chairman of the Company’s board of directors through January 2025.

Junior Notes Issued August 2024 (the "August 2024 Convertible Notes")

On August 6, 2024 and August 19, 2024, the Company entered into a subordinated convertible note agreement (the "August 2024 Convertible Note Agreement") with Esousa Group Holdings LLC ("Esousa") for the sale of convertible notes (the "August 2024 Convertible Notes”) in the aggregate principal amount of $673,000, issued at a discount of $25,000. The August 2024 Convertible Notes bore interest at 15% per annum, with principal and accrued interest due at maturity on February 6, 2025, unless earlier paid or converted into Common Stock. The notes were prepayable at any time prior to the maturity date without penalty. Upon the occurrence and continuance of an event of default or spin-off of a subsidiary, a default interest rate of an additional 5% per annum could be applied to any outstanding borrowings (in the case of an event of default only) and the investor could declare all outstanding principal plus accrued interest immediately due. Additionally, at any point after issuance, the investor had the option to convert the August 2024 Convertible Notes into Common Stock at the lower of (i) a fixed price of $10.13 or (ii) 80% of the lowest daily volume weighted-average price in the 10 trading days prior to such conversion date, subject to certain adjustments. Issuances of Common Stock on conversion were (i) subject to approval by NYSE American of a supplemental listing application, (ii) limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction was approved by stockholders and (iii) required to be registered with the SEC for resale.

The Company determined that the conversion and share-settled redemption features, as well as the automatic increase in interest rate upon an event of default feature, of the August 2024 Convertible Notes were embedded derivatives that were required to be bifurcated from the host instrument and accounted for as embedded derivative instruments, which the Company compounded (the "August 2024 Convertible Note Derivative Liability"). As the Company did not elect the fair value option for the August 2024 Convertible Notes, the proceeds from the August 2024 Convertible Notes were allocated to the initial fair value of the August 2024 Convertible Note Derivative Liability, which was determined to be $179,000, with the residual balance allocated to the initial carrying value of the August 2024 Convertible Notes host instrument. For additional information related to the fair value of the August 2024 Convertible Note Derivative Liability, see Note 5.

The Company incurred $114,800 in deferred financing costs for legal fees related to the issuance of the August 2024 Convertible Notes. Additionally, in connection with the issuance of the August 2024 Convertible Notes, the Company issued warrants to a financial services firm as compensation for their services performed, the fair value of which was determined to be $40,657 and was recorded as a deferred financing cost. For additional information regarding these warrants, see Note 11.

Concurrent with the above, Esousa also purchased $687,315 of outstanding principal and accrued interest under the Senior Convertible Notes (as defined below) from an existing investor and subsequently exchanged such notes for subordinated convertible notes (the "Additional August 2024 Convertible Notes"). The Additional August 2024 Convertible Notes could be prepaid at any time without penalty, did not accrue interest, matured on February 6, 2025 and could be converted at any time on or after the issuance date into Common Stock at a conversion price of 25% of the closing price of the Common Stock on the trading day prior to such conversion date, subject to certain adjustments.

The August 2024 Convertible Notes and Additional August 2024 Convertible Notes were unsecured and subordinated to the Company’s outstanding Senior Convertible Notes and Junior Notes in right of payment, whether in respect to payment or redemptions, interest, damages, upon liquidation or dissolution or otherwise.

Extinguishments

During the year ended December 31, 2025, the Company issued 376,477 shares to Esousa to extinguish an aggregate $389,375 of principal and accrued interest under the August 2024 Convertible Notes. The reacquisition value of the debt was higher than the related carrying value, and thus resulted in an aggregate net loss on extinguishment of notes payable of $2,123,403 recorded in the consolidated statement of operations.

In March 2025, the remaining August 2024 Convertible Notes were purchased by Indigo Capital and subsequently extinguished, as further described below. The transaction resulted in a loss on extinguishment of notes payable of $12,303 associated with the extinguishment of these notes.

Senior Convertible Notes Issued June 2023

On June 12, 2023 and June 16, 2023, the Company entered into Note and Warrant Purchase Agreements (the “Senior Convertible Note Purchase Agreements”) with certain investors (each, an “Investor”) for the sale of (i) convertible promissory notes (“Senior Notes" or "Senior Convertible Notes”) in the aggregate principal amount of $9,225,000, and (ii) warrants (“Senior Note Warrants," refer to Note 10) to purchase up to 57,710 shares of the Company’s Common Stock from the June 12, 2023 Senior Convertible Note Purchase Agreement and up to 9,467 shares of Common Stock from the June 16, 2023 Senior Convertible Note Purchase Agreement.

The Senior Convertible Notes were senior, secured obligations of the Company, which became secured by the Company's patent portfolio per the Security Agreement as of November 2023, bore interest at the rate of 7.0% per annum, and were payable on the earlier of June 23, 2026 or the occurrence of an Event of Default, as defined in the Senior Convertible Notes. The Senior Convertible Notes were senior to the Junior Notes pursuant to an intercreditor agreement between the parties. The Senior Convertible Notes could be converted at any time following June 23, 2023 and prior to the payment in full of the principal amount of the Senior Convertible Notes at the Investor’s option.

As further described above, during August 2024, $687,315 of outstanding principal and accrued interest under the Senior Convertible Notes was purchased by another investor and subsequently exchanged for the issuance of a subordinated convertible note.

On December 16, 2024, the Lead Investor (as defined in the agreement governing the Senior Convertible Notes) issued a notice of default and acceleration, as well as a demand for payment, to the Company as a result of the failure of the Company to make certain required repayments under existing debt obligations, which constituted an event of default under the terms of the Senior Convertible Notes. The obligations under the Senior Convertible Notes were extinguished in connection with the Foreclosure (defined below).

Extinguishments

During the year ended December 31, 2024, the Company issued 495,846 shares to noteholders to extinguish $2,105,451 of principal as well as interest accrued on the Senior Convertible Notes. The reacquisition value of the debt was higher than the related carrying value, and thus resulted in a loss on debt extinguishment of $5,144,308 recorded in the consolidated statement of operations for the year ended December 31, 2024.

See Foreclosure collateral sale further below in this Note 9 for discussion of the extinguishment of the remaining Senior Convertible Notes on March 5, 2025.

Related Parties

The table below summarizes the outstanding principal amount of the Senior Convertible Notes to related parties:

	As of December 31,
Investor	2025	2024
Wilson-Garling 2023 Family Trust(1)	$—	$5,138,055
Eunomia, LP(2)	—	1,027,611
Curtis N Maas Revocable Trust(3)	—	102,761
Total Senior Convertible Notes - related parties	$—	$6,268,427

(1)
Thomas J. Wilson, an affiliate of Wilson-Garling 2023 Family Trust, was a member of the Legacy Nuburu board of directors.
(2)
Ron Nicol, manager of Eunomia, LP, was the Executive Chairman of the Company’s board of directors through January 2025.
(3)
Curtis Maas, an affiliate of the Curtis N Maas Revocable Trust, was a member of the Legacy Nuburu board of directors.

Foreclosure Collateral Sale

On March 5, 2025, as part of the foreclosure process initiated by the Lead Investor (the “Foreclosure”), the lenders holding the outstanding Senior Convertible Notes held an auction for the sale of collateral securing the Company’s repayment obligations, which resulted in such lenders taking possession of such collateral in exchange for a full discharge and extinguishment of the Company’s $8,961,872 of indebtedness with respect to the Junior Notes and Senior Convertible Notes, as well as a loss on extinguishment of the Senior Convertible Notes of $1,682,641, of which $27,139 of this loss relates to related parties. The extinguishment of the Junior Notes did not result in a gain or loss on extinguishment as the proceeds deemed to be received by the holders of the Junior Notes in connection with the Foreclosure approximated the carrying value of the Junior Notes and all issuance costs were fully amortized. The loss on extinguishment of the Senior Convertible Notes is included within loss on extinguishment of notes payable within the consolidated statement of operations for the year ended December 31, 2025.

Liqueous Obligation

In October 2024, the Company and Liqueous agreed to terms where the Company borrowed $1,053,824 from Liqueous (the “Liqueous Obligation”). The Liqueous Obligation was subordinated to the Company's other outstanding debt instruments, accrued interest at 8% per annum and matured in October 2025. The Liqueous Obligation was prepayable at any time prior to the maturity date without penalty. Upon an event of default, the investor could require all outstanding and accrued interest immediately due and payable.

In February 2025, in connection with the Liqueous Settlement Agreement, as amended, the Company agreed to issue 1,283,813 pre-funded warrants exercisable into Common Stock, which included a nominal exercise price, to extinguish the Liqueous Obligation. In April 2025, through an additional amendment to the Liqueous Settlement Agreement, the Company agreed to settle the Liqueous Obligation through the issuance of 1,821,836 shares of Common Stock.

During the third quarter of 2025, the Liqueous Obligation was assigned to Redstone Group I LLC (“Redstone”) and $1,097,113 of outstanding principal and accrued interest was settled through the issuance of 1,803,608 shares of the Company's Common Stock to Redstone, resulting in a loss on extinguishment of notes payable of $424,887 included in the consolidated statement of operations for the year ended December 31, 2025 and an increase to additional paid-in capital of $1,519,152.

TAG Promissory Note (Related Party)

In January 2025, the Company issued a promissory note in a principal amount of $545,000 (the "TAG Promissory Note") to The AvantGarde Group ("TAG"), which is founded and owned by the Company's Executive Chairman and Co-Chief Executive Officer, as a replacement of a previously recorded shareholder advance. The TAG Promissory Note is subordinated to the Company's other outstanding debt instruments at the time of issuance, accrues interest beginning October 28, 2025 at SOFR plus a margin of 10% per annum and matures in January 2026, which may be extended by six months at the election of the Company if the Company does not have at least $2,500,000 in available cash at the maturity date. The note is prepayable at any time prior to the maturity date without penalty. Upon an event of default, all outstanding principal and accrued interest is immediately due and payable.

In July 2025, following stockholder approval, the TAG Promissory Note was amended to permit TAG to convert any outstanding principal and unpaid accrued interest due under the TAG Promissory Note into shares of Common Stock at a conversion price equal to a 33.33% discount to the lowest daily volume weighted average price as reported by Bloomberg L.P. (“VWAP") during the 5 days prior to the conversion date. Certain conversion features of the TAG Promissory Note would typically be considered derivatives that would require bifurcation. The TAG Promissory Note is recorded at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. As the addition of the conversion feature resulted in debt that was considered substantially different, the amendment resulted in a loss on debt extinguishment of $1,094,914 included in the consolidated statement of operations for the year ended December 31, 2025.

In December 2025, TAG transferred its interest in the TAG Promissory Note to Vanguard, a newly-formed Italian limited liability company wholly owned by Alessandro Zamboni.

Extinguishment

In December 2025, the principal and accrued interest outstanding under the TAG Promissory Note was converted, resulting in the issuance of 1,615,337 shares of Common Stock to Vanguard and a reduction in the fair value of the TAG Promissory Note, with a corresponding increase to additional paid-in capital, of $1,281,624 for the year ended December 31, 2025.

AZ Promissory Note (Related Party)

In April 2025, in connection with the TCEI Acquisition described in Note 6, the Company issued a promissory note in a principal amount of $900,000 to the Company's Executive Chairman and Co-Chief Executive Officer (the "AZ Promissory Note"). The AZ Promissory Note is subordinated to the Company's current and future outstanding secured debt instruments issued by an institutional lender and the Series A Preferred Stock, accrues interest beginning July 30, 2025 at 10% per annum, payable monthly after that date, and matures in April 2026. The note is prepayable at any time prior to the maturity date without penalty. The agreement requires immediate repayment of all outstanding principal and accrued interest if the Company is sold or raises more than $100,000,000 through a single issuance or series of related issuances of securities (excluding employee, consultant, or strategic non-fundraising issuances). Upon an event of default, all outstanding principal and accrued interest is immediately due and payable.

In July 2025, following stockholder approval, the AZ Promissory Note was amended to permit the Company's Executive Chairman and Co-Chief Executive Officer to convert any outstanding principal and unpaid accrued interest due under the AZ Promissory Note into shares of Common Stock at a conversion price equal to a 33.33% discount to the lowest daily VWAP during the 5 days prior to the conversion date. Certain conversion features of the AZ Promissory Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the AZ Promissory Note at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. As the addition of the conversion feature resulted in debt that was considered substantially different, the amendment resulted in a loss on debt extinguishment of $1,745,201 included in the consolidated statement of operations for the year ended December 31, 2025.

In October 2025, TAG transferred its interest in the AZ Promissory Note to Vanguard.

Extinguishment

In December 2025, the principal and accrued interest outstanding under the AZ Promissory Note was converted, resulting in the issuance of 2,717,188 shares of Common Stock to Vanguard and a reduction in the fair value of the AZ Promissory Note, with a corresponding increase to additional paid-in capital, of $2,155,844 for the year ended December 31, 2025.

Indigo Capital Convertible Notes

March 2025

On March 3, 2025, the Company entered into the following transactions:

•
in exchange for a capital infusion of $1,500,000, the Company issued to Indigo Capital LP ("Indigo Capital") a $1,578,495 face amount unsecured, convertible note (the "Indigo Capital Convertible Note"). The Indigo Capital Convertible Note bears no interest for so long as it is not in default and has a March 1, 2026 maturity date and a conversion price equal to a 20% discount to the lowest daily VWAP during the 5 days prior to the conversion date;
•
in exchange for the extinguishment of the remaining August 2024 Convertible Notes held by Indigo Capital, which it purchased from Esousa on March 3, 2025, the Company issued to Indigo Capital a $894,708 face amount unsecured, convertible note (the "March Indigo Capital Exchange Convertible Note"). The March Indigo Capital Exchange Convertible Note bears no interest for so long as it is not in default, and has a March 1, 2026 maturity date and a conversion price equal to 33.33% of the lowest VWAP during the 5 days prior to the conversion date.

The convertible notes issued in connection with the above transactions are collectively referred to herein as the "March Indigo Capital Convertible Notes". The terms of the March Indigo Capital Convertible Notes allow the Company to convert at any time after issuance without penalty at the conversion prices discussed above. From and after the occurrence of an event of default, the interest rate under the March Indigo Capital Convertible Notes increases to 15.0%.

Issuances of Common Stock on conversion of the March Indigo Capital Convertible Notes are limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction is approved by stockholders. On July 9, 2025, at the Company's annual meeting of stockholders (the “2025 Annual Meeting”), the Company's stockholders approved the issuance of shares on conversion of the March Indigo Capital Exchange Convertible Note in excess of the above 19.99% limit.

The transaction documents contain customary representations, warranties, and covenants, and the notes include customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, bankruptcy events, and suspension or delisting from trading of the Common Stock on an eligible exchange. The Company is also obligated to register, and has registered, for resale the shares issuable upon conversion of the notes.

Certain conversion features of the March Indigo Capital Convertible Notes would typically be considered derivatives that would require bifurcation. The March Indigo Capital Convertible Notes are recorded at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. The excess of the initial fair value of $2,207,800 of the March Indigo Capital Convertible Notes over the proceeds received was recorded as a loss on issuance of notes payable on the consolidated statement of operations of $707,800 during the year ended December 31, 2025. The excess of the initial fair value of $3,003,300 of the March Indigo Capital Exchange Convertible Note over the carrying amount of the August 2024 Convertible Notes was recorded as a loss on debt extinguishment on the consolidated statement of operations of $2,123,403 during the year ended December 31, 2025. Transaction costs of $20,000 were expensed as incurred and included in the consolidated statements of operations as a component of general and administrative expenses during the year ended December 31, 2025.

April 2025

On April 22, 2025, the Company entered into the following transactions:

•
in exchange for a capital infusion of $1,350,000, the Company issued to Indigo Capital a $1,421,053 face amount unsecured, convertible note (the "April Indigo Capital Convertible Note"). The April Indigo Capital Convertible Note bears no interest for so long as it is not in default, has an April 21, 2026 maturity date and a conversion price equal to the lowest VWAP during the 5 days prior to the conversion date;
•
in exchange for the extinguishment of an existing unsecured promissory note of the Company with a $2,003,097 face amount, the Company issued to Indigo Capital a $2,108,523 face amount unsecured, convertible note (the "April Indigo Capital Exchange Convertible Note") that bears no interest for so long as it is not in default, has an April 21, 2026 maturity date and a conversion price equal to the lowest VWAP during the 5 days prior to the conversion date.

The convertible notes issued in connection with the above transactions are collectively referred to herein as the "April Indigo Capital Convertible Notes", collectively with the March Indigo Capital Convertible Notes, the "Indigo Capital Convertible Notes". The terms of the April Indigo Capital Convertible Notes allow the Company to convert at any time after issuance without penalty at the conversion prices discussed above. From and after the occurrence of an event of default, the interest rate under the April Indigo Capital Convertible Notes increases to 15.0%.

The April Indigo Capital Convertible Notes are subordinate to the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Issuances of Common Stock on conversion of such notes are limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction is approved by stockholders. At the 2025 Annual Meeting, the Company's stockholders approved the issuance of shares on conversion of the April Indigo Capital Convertible Notes in excess of the above 19.99% limit.

The transaction documents contain customary representations, warranties, and covenants, and the notes include customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, bankruptcy events, and suspension or delisting from trading of the Common Stock on an eligible exchange. The Company is also obligated to register, and has registered, for resale the shares issuable upon conversion of the notes.

Certain conversion features of the April Indigo Capital Convertible Notes would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the April Indigo Capital Convertible Notes at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. The excess of the initial fair value of $1,531,351 of the April Indigo Capital Convertible Note over the proceeds received was recorded as a loss on issuance of notes payable on the consolidated statement of operations of $181,351 during the year ended December 31, 2025.

The Company incurred debt issuance costs of $40,000 related to the issuance of the April Indigo Capital Convertible Notes, which is included within other gain (loss), net on the consolidated statements of operations for the year ended December 31, 2025.

July 2025

On July 16, 2025, the Company, in exchange for a capital infusion of $150,000, issued to Indigo a $150,000 face amount unsecured, convertible note (the “July Indigo Capital Convertible Note”). The July Indigo Capital Convertible Note bears no interest for so long as it is not in default and has a July 15, 2026 maturity date and a conversion price equal to 80% of the lowest VWAP during the 5 days prior to the conversion date.

Issuances of Common Stock on conversion of the July Indigo Capital Convertible Note are limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction is approved by stockholders, and may not result in Indigo’s holding more than 9.9% and 4.99%, respectively, of the Company’s outstanding Common Stock at any time. The July Indigo Capital Convertible Note is also subordinate to the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

The foregoing transaction documents contain customary representations, warranties, and covenants, including customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, and bankruptcy events.

Certain conversion features of the July Indigo Capital Convertible Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the July Indigo Capital Convertible Note at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. The excess of the initial fair value of $193,858 of the July Indigo Capital Convertible Note over the proceeds received was recorded as a loss on issuance of notes payable on the consolidated statement of operations of $43,858 during the year ended December 31, 2025.

August 2025

On August 18, 2025, the Company, in exchange for a capital infusion of $225,000, issued to Indigo a $225,000 face amount unsecured, convertible note (the “August Indigo Capital Convertible Note”). The August Indigo Capital Convertible Note bears no interest for so long as it is not in default and has an August 17, 2026 maturity date and a conversion price equal to 80% of the lowest VWAP during the 5 days prior to the conversion date.

Issuances of Common Stock on conversion of the August Indigo Capital Convertible Note are limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction is approved by stockholders, and may not result in Indigo holding more than 9.9% of the Company’s outstanding Common Stock at any time. The August Indigo Capital Convertible Note is also subordinate to the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

The foregoing transaction documents contain customary representations, warranties, and covenants, including customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, and bankruptcy events.

Certain conversion features of the August Indigo Capital Convertible Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the August Indigo Capital Convertible Note at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. The excess of the initial fair value of $274,300 of the August Indigo Capital Convertible Note over the proceeds received was recorded as a loss on issuance of notes payable on the consolidated statement of operations of $49,300 during the year ended December 31, 2025.

The August Indigo Capital Convertible Note, July Indigo Capital Convertible Note, April Indigo Capital Convertible Notes and March Indigo Capital Convertible Notes are referred to collectively herein as the "Indigo Capital Convertible Notes".

For additional information regarding the fair value of the Indigo Capital Convertible Notes, see Note 5.

Principal

At December 31, 2025, the outstanding principal amount under the Indigo Capital Convertible Notes was $42,797.

Extinguishments

During the year ended December 31, 2025, Indigo Capital converted $6,334,982 of principal and accrued interest under the Indigo Capital Convertible Notes, resulting in the issuance of 11,102,635 shares of Common Stock to Indigo Capital and a reduction in the fair value of the Indigo Capital Convertible Notes, with a corresponding increase to additional paid-in capital of $13,399,656.

In connection with the issuance of the April Indigo Capital Exchange Convertible Note in exchange for the extinguishment of an existing unsecured promissory note of the Company with a carrying value of $2,108,523, the Company recorded a loss on debt extinguishment of $163,500 during the year ended December 31, 2025.

Agile Note

On May 12, 2025, the Company entered into a Business Loan and Security Agreement with Agile Capital Funding, LLC and its affiliates (“Agile”), pursuant to which the Company issued to Agile a $525,000 face amount secured promissory note (the “Agile Note”). The Agile Note bears interest at 44.0%, and requires weekly repayments of $27,000 through November 2025, totaling $756,000. From and after the occurrence of an event of default, the interest rate increases by 5.0%. The Agile Note is secured by the Company’s cash and deposit accounts. Upon an event of default, all accrued and unpaid principal and interest plus a prepayment premium is immediately due and payable (including any default interest, as applicable). The prepayment premium is equal to the aggregate amount of contractual interest that would be owed from the date of acceleration through the maturity date. The terms of the Agile Note allow for the Company to prepay any unpaid principal, accrued interest and other obligations due, as applicable, at anytime. Upon such prepayment, the Company is also required to pay the prepayment premium.

Certain features of the Agile Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the Agile Note at fair value, and the changes in the fair value are recorded within the consolidated statements of operations.

The Company received net proceeds of $443,620 from the issuance of the Agile Note, which includes (i) a debt discount of $25,000 and (ii) debt issuance costs of $56,380, which are included in other gain (loss), net on the consolidated statements of operations during the year ended December 31, 2025.

On May 30, 2025, the Company executed an amendment to the Business Loan and Security Agreement with Agile, which amended (i) the principal amount of the Agile Note to $1,000,000, (ii) the weekly payments from $27,000 to $48,000 and (iii) the maturity date to December 26, 2025. In connection with the amendment, the Company received net proceeds of $248,000, which comprises (a) the new principal of $1,000,000, less (b) the aggregate principal and prepayment premium owed under the original agreement of $702,000 and (c) $50,000 of debt discount.

For additional information regarding the fair value of the Agile Note, see Note 5.

Principal

At December 31, 2025, the outstanding principal amount outstanding under the Agile Note was $14,584.

Diagonal Convertible Notes

May 2025

On May 13, 2025, the Company entered into a Securities Purchase Agreement (the “SPA”) with 1800 Diagonal Lending LLC (“Diagonal”), pursuant to which the Company issued to Diagonal a $227,700 face amount convertible promissory note (the “Diagonal Convertible Note”). The Diagonal Convertible Note bears interest at 10% and has a maturity date of February 28, 2026. From and after the occurrence of an event of default, the interest rate increases by 12.0%. Beginning 180 days after the issuance date, the note may be converted into Common Stock for a conversion price equal to a discount of 25% to the lowest trading price during the ten days prior to the conversion date. The Company may prepay the Diagonal Convertible Note (i) for 120% of the outstanding principal plus accrued interest beginning on the issuance date and ending 120 days following the issuance date and (ii) for 125% of the outstanding principal plus accrued interest beginning 121 days following the issuance date and ending 180 days following the issuance date. Diagonal also agreed to provide additional tranches of financing during the twelve months following the date of the SPA, up to an aggregate of $2,275,000, subject to further agreement between the Company and Diagonal.

The Diagonal Convertible Note is subordinate to the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution, or winding up of the Company. Issuances of Common Stock on conversion of the Diagonal Convertible Note are limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction is approved by stockholders. The terms of the Diagonal Convertible Note contain customary representations, warranties, and covenants, including customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, and bankruptcy events.

Certain conversion features of the Diagonal Convertible Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the Diagonal Convertible Note at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. The excess of the initial fair value of $399,955 of the Diagonal Convertible Note over the proceeds received was recorded as a loss on issuance of notes payable on the consolidated statement of operations of $192,955 during the year ended December 31, 2025.

The Company received net proceeds of $178,000 from the issuance of the Diagonal Convertible Note, which includes (i) a debt discount of $20,700 and (ii) debt issuance costs of $29,000, which are included in other gain (loss), net on the consolidated statements of operations during the year ended December 31, 2025.

July 2025

On July 21, 2025, the Company entered into a Securities Purchase Agreement with Diagonal, pursuant to which, in exchange for a capital infusion of $157,000, the Company issued to Diagonal a $172,700 face amount convertible promissory note (the “July Diagonal Convertible Note”). The July Diagonal Convertible Note bears interest at 10% and has a maturity date of April 30, 2026. Beginning 180 days after the issuance date, the July Diagonal Convertible Note may be converted into Common Stock for a conversion price equal to a discount of 25% to the lowest trading price during the ten days prior to the conversion date.

Issuances of Common Stock on conversion of the July Diagonal Convertible Note are limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction is approved by stockholders, and may not result in Diagonal’s holding more than 4.99% of the Company’s outstanding Common Stock at any time. The July Diagonal Convertible Note is also subordinate to the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

The foregoing transaction documents contain customary representations, warranties, and covenants, including customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, and bankruptcy events.

Certain conversion features of the July Diagonal Convertible Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the July Diagonal Convertible Note at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. The excess of the initial fair value of $299,242 of the July Diagonal Convertible Note over the proceeds received was recorded as a loss on issuance of notes payable on the consolidated statement of operations of $142,242 during the year ended December 31, 2025.

The Company received net proceeds of $141,000 from the issuance of the July Diagonal Convertible Note, which includes (i) a debt discount of $15,700 and (ii) debt issuance costs of $16,000, which are included in other gain (loss), net on the consolidated statements of operations during the year ended December 31, 2025.

The Diagonal Convertible Note and July Diagonal Convertible Note issued in connection with the above transactions are collectively referred to herein as the "Diagonal Convertible Notes".

For additional information regarding the fair value of the Diagonal Convertible Notes, see Note 5.

Principal

At December 31, 2025, the outstanding principal amount outstanding under the Diagonal Convertible Notes was $172,700.

Extinguishments

During the year ended December 31, 2025, Diagonal converted $227,700 of principal and accrued interest under the Diagonal Convertible Notes, resulting in the issuance of 345,468 shares of Common Stock to Diagonal and a reduction in the fair value of the Diagonal Convertible Notes, with a corresponding increase to additional paid-in capital of $359,589.

Boot Convertible Note

On May 13, 2025, the Company entered into a Securities Purchase Agreement with Boot Capital LLC (“Boot”), pursuant to which the Company issued to Boot a $110,000 face amount convertible promissory note (the “Boot Convertible Note”). The Boot Convertible Note bears interest at 10% and has a maturity date of February 28, 2026. From and after the occurrence of an event of default, the interest rate increases by 12.0%. Beginning 180 days after the issuance date, the note may be converted into Common Stock for a conversion price equal to a discount of 25% to the lowest trading price during the ten days prior to the conversion date.

The Boot Convertible Note is subordinate to the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution, or winding up of the Company. Issuances of Common Stock on conversion of the Boot Convertible Note are limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction is approved by stockholders. The Company may prepay the Boot Convertible Note (i) for 120% of the outstanding principal plus accrued interest beginning on the issuance date and ending 120 days following the issuance date and (ii) for 125% of the outstanding principal plus accrued interest beginning 121 days following the issuance ending 180 days following the issuance date. The terms of the Boot Convertible Note contain customary representations, warranties, and covenants, including customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, and bankruptcy events.

Certain conversion features of the Boot Convertible Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the Boot Convertible Note at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. The excess of the initial fair value of $193,215 of the Boot Convertible Note over the proceeds received was recorded as a loss on issuance of notes payable on the consolidated statement of operations of $93,215 during the year ended December 31, 2025.

The Company received net proceeds of $84,000 from the issuance of the Boot Convertible Note, which includes (i) a debt discount of $10,000 and (ii) debt issuance costs of $16,000, which are included in other gain (loss), net on the consolidated statements of operations during the year ended December 31, 2025.

For additional information regarding the fair value of the Boot Convertible Note, see Note 5.

Extinguishments

During the year ended December 31, 2025, Boot converted the entire $110,000 of principal and accrued interest under the Boot Convertible Note, resulting in the issuance of 163,959 shares of Common Stock to Boot and a reduction in the fair value of the Boot Convertible Note, with a corresponding increase to additional paid-in capital of $173,625.

Brick Lane Convertible Notes

June 2025

On June 3, 2025, the Company entered into the following transactions with Brick Lane Capital Management Limited (“Brick Lane”):

•
in exchange for transferring 100,000 shares of the Company’s outstanding Series A Preferred Stock to the Company, which Brick Lane purchased from an existing investor, the Company issued to Brick Lane a $1,050,000 face amount unsecured, convertible note (the "Brick Lane Exchange Convertible Note"). The note bears no interest for so long as it is not in default, has an April 17, 2026 maturity date and a conversion price equal to the lowest VWAP during the 5 days prior to the conversion date; and
•
in exchange for a capital infusion of $250,000, the Company issued to Brick Lane a $250,000 face amount unsecured, convertible note. The note bears no interest for so long as it is not in default, has a June 2, 2026 maturity date and a conversion price equal to the lowest VWAP during the 5 days prior to the conversion date.

The convertible notes issued in connection with the above transactions are collectively referred to herein as the "June Brick Lane Convertible Notes".

Issuances of Common Stock on conversion of such notes are limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction is approved by stockholders, and may not result in Brick Lane holding more than 9.9% of the Company’s outstanding Common Stock at any time. The notes are also subordinate to the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Company is obligated to register for resale the shares issuable upon conversion of the notes.

The foregoing transaction documents contain customary representations, warranties, and covenants, including customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, and bankruptcy events.

Certain conversion features of the June Brick Lane Convertible Notes would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the June Brick Lane Convertible Notes at fair value, and the changes in the fair value are recorded within the consolidated statement of operations.

September 2025

On September 2, 2025, the Company, in exchange for a capital infusion of $125,000, issued to Brick Lane a $125,000 face amount unsecured, convertible note (the “September Brick Lane Convertible Note”). The September Brick Lane Convertible Note bears no interest for so long as it is not in default and has a September 2, 2026 maturity date and a conversion price equal to 70% of the lowest VWAP during the 5 days prior to the conversion date.

Issuances of Common Stock on conversion of the September Brick Lane Convertible Note are limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction is approved by stockholders, and may not result in Brick Lane holding more than 9.9% of the Company’s outstanding Common Stock at any time. The September Brick Lane Convertible Note is also subordinate to the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

The foregoing transaction documents contain customary representations, warranties, and covenants, including customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, and bankruptcy events.

The September Brick Lane Convertible Note and June Brick Lane Convertible Notes are collectively referred to herein as the "Brick Lane Convertible Notes". The terms of the Brick Lane Convertible Notes allow the Company to convert at any time after issuance without penalty at the conversion prices discussed above. From and after the occurrence of an event of default, the interest rate under the Brick Lane Convertible Notes increases to 15.0%.

Certain conversion features of the September Brick Lane Convertible Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the September Brick Lane Convertible Note at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. The excess of the initial fair value of $177,366 of the September Brick Lane Convertible Note over the proceeds received was recorded as a loss on issuance of notes payable on the consolidated statement of operations of $52,366 during the year ended December 31, 2025.

For additional information regarding the fair value of the Brick Lane Convertible Notes, see Note 5.

Principal

At December 31, 2025, the outstanding principal amount outstanding under the Brick Lane Convertible Notes was $146,734.

Extinguishments

During the second quarter of 2025, the Company recorded a loss on debt extinguishment of $1,071,997 related to the issuance of the Brick Lane Exchange Convertible Note to extinguish the 100,000 shares of the Company's outstanding Series A Preferred Stock, which represents the excess of the fair value of the Brick Lane Exchange Convertible Note over the carrying amount of the Series A Preferred Stock included in preferred stock liability on the consolidated balance sheet.

During the year ended December 31, 2025, Brick Lane converted $1,278,266 of principal under the Brick Lane Exchange Convertible Notes, resulting in the issuance of 1,659,290 shares of Common Stock to Brick Lane and a reduction in the fair value of the Brick Lane Convertible Notes, with a corresponding increase to additional paid-in capital, of $2,567,609.

Bomore Convertible Notes

On June 18, 2025, the Company entered into the following transactions with Bomore Opportunity Group Ltd (“Bomore”):

•
in exchange for transferring 100,000 shares of the Company’s outstanding Series A Preferred Stock to the Company, the Company issued to Bomore a $1,050,000 face amount unsecured, convertible note (the "Bomore Exchange Convertible Note"). The note bears no interest for so long as it is not in default, has an June 17, 2026 maturity date and a conversion price equal to the lowest VWAP during the 5 days prior to the conversion date; and
•
in exchange for a capital infusion of $250,000, the Company issued to Bomore a $250,000 face amount unsecured, convertible note. The note bears no interest for so long as it is not in default, has a June 17, 2026 maturity date and a conversion price equal to the lowest VWAP during the 5 days prior to the conversion date.

The convertible notes issued in connection with the above transactions are collectively referred to herein as the "Bomore Convertible Notes". The terms of the Bomore Convertible Notes allow the Company to convert at any time after issuance without penalty at the conversion prices discussed above. From and after the occurrence of an event of default, the interest rate under the Bomore Convertible Notes increases to 15.0%.

Issuances of Common Stock on conversion of such notes are limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction is approved by stockholders, and may not result in Bomore holding more than 9.9% of the Company’s outstanding Common Stock at any time. The notes are also subordinate to the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

The foregoing transaction documents contain customary representations, warranties, and covenants, including customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, and bankruptcy events.

Certain conversion features of the Bomore Convertible Notes would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the Bomore Convertible Notes at fair value, and the changes in the fair value are recorded within the consolidated statement of operations.

For additional information regarding the fair value of the Bomore Convertible Notes, see Note 5.

Principal

At December 31, 2025, the outstanding principal amount outstanding under the Bomore Convertible Notes was $50,469.

Extinguishments

During the year ended December 31, 2025, the Company recorded a loss on debt extinguishment of $140,323 related to the issuance of the Bomore Exchange Convertible Note to extinguish the 100,000 shares of the Company's outstanding Series A

Preferred Stock, which represents the excess of the fair value of the Bomore Exchange Convertible Note over the carrying amount of the Series A Preferred Stock included in preferred stock liability on the consolidated balance sheet.

During the year ended December 31, 2025, Bomore converted $1,249,531 of principal under the Bomore Convertible Notes, resulting in the issuance of 965,191 shares of Common Stock to Bomore and a reduction in the fair value of the Bomore Convertible Notes, with a corresponding increase to additional paid-in capital, of $1,511,236.

Torcross Convertible Note

On June 25, 2025, the Company entered into the following transactions with Torcross Capital LLC (“Torcross”):

•
in exchange for the transfer of 40,000 shares of the Company’s outstanding Series A Preferred Stock to the Company, the Company was required to issue to Torcross a $400,000 face amount unsecured, convertible note (the "Torcross Exchange Convertible Note"), which in November 2025, through a rescission agreement, the Company and Torcross rescinded the transactions set forth in the Torcross Exchange Convertible Note, such that the parties are deemed to have not entered into such transactions; and
•
in exchange for a capital infusion of $100,000, the Company issued to Torcross a $100,000 face amount unsecured, convertible note (the "Torcross Convertible Note"). The note bears no interest for so long as it is not in default, has a June 24, 2026 maturity date and a conversion price equal to 80% of the lowest VWAP during the 5 days prior to the conversion date.

The terms of the Torcross Convertible Note allow the Company to convert at any time after issuance without penalty at the conversion prices discussed above. From and after the occurrence of an event of default, the interest rate under the Torcross Convertible Note increases to 15.0%.

Issuances of Common Stock on conversion of such note are limited to an amount equal to 19.9% of the outstanding Common Stock as of the date of execution, until such time as the transaction is approved by stockholders, and may not result in Torcross holding more than 9.9% of the Company’s outstanding Common Stock at any time. The note is also subordinate to the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

The foregoing transaction documents contain customary representations, warranties, and covenants, including customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, and bankruptcy events.

Certain conversion features of the Torcross Convertible Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the Torcross Convertible Note at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. The excess of the initial fair value of $133,883 of the Torcross Convertible Note over the proceeds received was recorded as a loss on issuance of notes payable on the consolidated statement of operations of $33,883 during the year ended December 31, 2025.

For additional information regarding the fair value of the Torcross Convertible Note, see Note 5.

Principal

At December 31, 2025, the outstanding principal amount outstanding under the Torcross Convertible Note was $20,187.

Extinguishments

During the year ended December 31, 2025, Torcross converted $79,813 of principal under the Torcross Convertible Note, resulting in the issuance of 156,564 shares of Common Stock to Torcross and a reduction in the fair value of the Torcross Convertible Note, with a corresponding increase to additional paid-in capital, of $199,219.

YA II PN, Ltd. (“YA”) Debentures

June 2025

On June 30, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with the investors party thereto pursuant to which the Company issued a debenture in the amount of $1,250,000 in exchange for a capital infusion of $1,100,000 (the "YA Debenture"), which closed in July 2025.

The YA Debenture bears interest at an annual rate equal to 8% for so long as it is not in default and has an October 30, 2025 maturity date. From and after the occurrence of an event of default, the interest rate under the YA Debenture increases to 18.0%. The Company may prepay the YA Debenture at any time after issuance without penalty. Among other things, the Purchase Agreement prohibits the Company from incurring additional indebtedness or entering into variable rate transactions, with certain exceptions. The Company is required to use any proceeds received under the SEPA, as defined and described in Note 12, to pay outstanding principal and interest under the YA Debenture until the YA Debenture is paid in its entirety.

The foregoing transaction documents contain customary representations, warranties, and covenants, including customary events of default including, but not limited to, failure to pay amounts due when required, default in covenants, and bankruptcy events.

Certain features of the YA Debenture would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the YA Debenture at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. The excess of the initial fair value of $1,255,700 of the YA Debenture over the proceeds received was recorded as a loss on issuance of notes payable on the consolidated statement of operations of $155,700 during the year ended December 31, 2025.

The Company incurred debt issuance costs of $127,000 related to the issuance of the YA Debenture, which is included within other gain (loss), net on the consolidated statements of operations for the year ended December 31, 2025. The excess of the initial fair value of $1,255,700 of the YA Debenture over the proceeds received was recorded as a loss on issuance of notes payable on the consolidated statements of operations of $155,700 during the year ended December 31, 2025. During the third quarter of 2025, the Company used proceeds from the SEPA to pay all outstanding principal and interest under the YA Debenture, as further described in Note 12.

December 2025

On December 17, 2025, the Company entered into a Securities Purchase Agreement with YA II PN, LTD, pursuant to which the Company completed a $25,000,000 financing transaction (the "December 2025 YA Financing Transaction"). In connection with the December 2025 YA Financing Transaction, the Company issued (i) a debenture with an aggregate principal amount of $25,000,000 (the “December 2025 YA Debenture”) at an original issue discount of 7.0%, resulting in gross cash proceeds to the Company of $23,250,000 and (ii) the December 2025 YA Warrants, as defined and described in Note 11, to purchase an aggregate of 46,092,185 shares of the Company’s Common Stock at exercise prices ranging from $0.05 to $2.35 per share, which were determined to be equity-classified and are further described in Note 11.

The December 2025 YA Debenture matures on December 16, 2026, subject to extension at the option of the holder, and bears interest at a rate of 8.0% per annum on the outstanding principal balance, which upon the occurrence of an event of default, increases to 18.0% per annum.

Beginning on March 18, 2026, and continuing on the same day of each successive month, the Company is required to make monthly installment payments of principal in the amount of $2,777,778, plus accrued and unpaid interest. In addition, all proceeds received by the Company under its SEPA, as defined and further described in Note 12, are required to be applied to the repayment of the December 2025 YA Debenture until it is paid in full.

The Company may, at its option, redeem all or a portion of the outstanding principal at any time for cash at an amount equal to the principal being redeemed plus accrued and unpaid interest through the redemption date. No prepayment penalty or make-whole premium applies. Upon acceleration following an event of default, all unpaid principal, accrued interest, and other amounts due under the December 2025 YA Debenture become immediately due and payable. The December 2025 YA Debenture contains customary terms and conditions, including representations, warranties, and covenants. Subject to certain exceptions, while the December 2025 YA Debenture remains outstanding, the Company is restricted from entering into variable rate financing transactions without YA's prior written consent.

Certain features of the December 2025 YA Debenture would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the December 2025 YA Debenture at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. In accordance with U.S. GAAP, as the $25,312,500 fair value of the December 2025 YA Debenture at inception was greater than the net proceeds received for the issuance of the December 2025 YA Debenture and the December 2025 YA Warrants, the Company recorded a $2,062,500 loss on issuance of notes payable for the excess of the fair value of the December 2025 YA Debenture over the net proceeds received in the December 2025 YA Financing Transaction. Accordingly, no value was ascribed to the December 2025 YA Warrants.

Issuance costs of $1,395,166 were incurred in connection with the December 2025 YA Financing Transaction, which were allocated entirely to the December 2025 YA Debenture in the same manner as the proceeds, and are included in other gain (loss), net on the consolidated statements of operations during the year ended December 31, 2025.

Principal

At December 31, 2025, the outstanding principal amount outstanding under the December 2025 YA Debenture was $25,000,000.

Maturities of Debt

Maturities of our debt as of December 31, 2025 are presented below:

December 31, 2025
Year ended December 31:
2026	$25,458,016
2027	—
2028	—
2029	—
2030	—
Thereafter	—
Total debt maturities	$25,458,016

NOTE 10. EQUITY

Common Stock

2025 Offering

On September 16, 2025, the Company consummated a best efforts public offering (the “2025 Offering”) of an aggregate of (i) 6,487,683 shares of Common Stock, par value $0.0001 per share, of the Company, (ii) 10,352,721 warrants, with an exercise price of $0.0005 per share, to purchase shares of Common Stock ("2025 Offering Pre-Funded Warrants"), and (iii) 25,260,605 warrants, with an exercise price of $0.8553 per share, to purchase shares of Common Stock ("2025 Offering Common Stock Warrants"). Each share of Common Stock or 2025 Offering Pre-Funded Warrant was sold together with one 2025 Offering Common Stock Warrant to purchase 1.5 shares of Common Stock. The combined offering price for each share of Common Stock and 2025 Offering Common Stock Warrant was $0.7126, and the combined offering price for each 2025 Offering Pre-Funded Warrant and accompanying 2025 Offering Common Stock Warrant was $0.7121. For additional information related to the warrants issued in connection with the 2025 Offering, see Note 11.

The Company received gross proceeds of $11,994,834 from the 2025 Offering and incurred $1,668,303 of offering costs, including the initial fair value of the 2025 Offering Placement Agent Warrants, as defined below, of $417,815, which were recorded as a reduction of additional paid-in capital, resulting in net cash proceeds of $10,744,346. The Company intends to use the net proceeds from this Offering to support the phased acquisitions of businesses and for working capital and general corporate purposes. The 2025 Offering was completed on the terms available to the Company at that time.

In connection with the 2025 Offering, the Company entered into a Securities Purchase Agreement (the “2025 Offering Purchase Agreement”) with certain institutional and retail investors. Pursuant to the 2025 Offering Purchase Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or file any registration statement or prospectus, or any amendment or supplement thereto for 60 days after the closing date of the 2025 Offering (i.e. November 15, 2025), subject to certain exceptions. The Company agreed not to effect or enter into an agreement to effect any issuance of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock involving a Variable Rate Transaction (as defined in the 2025 Offering Purchase Agreement) until six months after the closing date of the 2025 Offering (i.e. March 16, 2026), subject to certain exceptions. Additionally, in connection with the 2025 Offering, each of the officers and directors of the Company and holders of 10% or more of the Company’s outstanding shares of Common Stock entered into lock-up agreements, pursuant to which they agreed not to sell or transfer any of the Company securities they hold, subject to certain exceptions, during the 60 days following the closing of the 2025 Offering.

The 2025 Offering Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the purchasers, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the 2025 Offering Purchase Agreement were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. A holder will not have the right to exercise any portion of the 2025 Offering Common Stock Warrants or 2025 Offering Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% or 9.99%, as applicable, of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the 2025 Offering Common Stock Warrants or the 2025 Offering Pre-Funded Warrants, respectively.

Pursuant to a Placement Agency Agreement (the “Placement Agency Agreement”) with Joseph Gunnar and Co., LLC (the “Placement Agent”), the Company agreed to pay the Placement Agent in connection with the 2025 Offering (i) a total cash fee equal to up to seven and a half percent (7.5%) of the aggregate gross proceeds raised in the 2025 Offering for amounts up to and including $10,000,000, and an additional cash fee equal to six percent (6.0%) of the gross proceeds raised in the 2025 Offering for amounts in excess of $10,000,000, and (ii) reimbursement for reasonable accountable and out-of-pocket expenses incurred relating to the 2025 Offering up to $100,000.

Also pursuant to the Placement Agency Agreement, the Company, in connection with the 2025 Offering, agreed to issue to the Placement Agent or its designees warrants (the “2025 Offering Placement Agent Warrants”) to purchase up to an aggregate of 673,617 shares of Common Stock. The 2025 Offering Placement Agent Warrants have an exercise price of $0.8907 per share (which represents 125% of the combined public offering price per share of Common Stock and accompanying 2025 Offering Common Stock Warrant), expire on the five-year anniversary of the commencement of sales in the 2025 Offering, and are exercisable beginning six months from the date of issuance.

The shares of Common Stock, the 2025 Offering Pre-Funded Warrants, the 2025 Offering Common Stock Warrants and the 2025 Offering Placement Agent Warrants were offered by the Company pursuant to a registration statement filed with the SEC on September 10, 2025, and declared effective by the SEC on September 12, 2025, and a registration statement filed with the SEC on September 16, 2025.

Series A Preferred Stock

The Company is authorized to issue 50,000,000 shares of preferred stock with a par value of $0.0001 per share (the “Preferred Stock”) with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2025 and 2024, there were 2,188,905 and 2,388,905, respectively, of shares of preferred stock issued and outstanding.

During June 2025, the Company purchased (i) 100,000 shares of preferred stock from Brick Lane and (ii) 100,000 shares of preferred stock from Bomore, which Brick Lane and Bomore had each acquired from an existing investor, in exchange for a convertible note, as further described in Note 9. Additionally, in February 2026, we extinguished 844,938 shares of our Preferred Stock through the issuance of 11,176,650 pre-funded warrants to Indigo, as further described in Note 17.

Ranking

The Company’s Preferred Stock ranks senior to the Company’s Common Stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Dividends

Holders of the Company’s Preferred Stock participate, on an as-converted basis (without regard to any conversion limitations) in all dividends paid to the holders of the Company’s Common Stock.

Conversion Rights

Prior to January 31, 2025, as further described under Redemption below, the Preferred Stock was convertible at any time into Common Stock at a conversion price equal to $1,996 (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Preferred Stock outstanding (the “Original Issuance Price”)) divided by the lesser of (i) $2,295 and (ii) the greater of (x) 115% of the lowest VWAP per share of the Company’s Common Stock for any consecutive ninety-trading day period prior to the calculation of such VWAP and (y) $998, in each case subject to adjustment as set forth in the Certificate of Designations (the “Conversion Price”).

Mandatory Conversion

If the VWAP is greater than 200% of the Conversion Price for any 20 trading days in a 30-day trading day period, the Company may elect to convert all, but not less than all, of the Preferred Stock then outstanding into the Company’s Common Stock at a conversion rate with respect to each share of Preferred Stock equal to the Original Issuance Price as of the date of such conversion divided by the then applicable Conversion Price.

Voting Rights

The holders of Preferred Stock are not entitled to vote at or receive notice of any meeting of stockholders, except the holders of Preferred Stock are entitled to certain consent rights on matters related to (i) the creation or authorization of the creation of any equity or debt securities of the Company that rank senior or equal to certain rights of the Preferred Stock and (ii) the authorization of any adverse change to the powers, preferences, or special rights of the Preferred Stock set forth in the Company’s Certificate of Incorporation or Bylaws, and shall have voting rights as required by law.

Redemption

On the second anniversary of the Closing Date, or January 31, 2025 (the “Test Date”), the Company is obligated to redeem the maximum portion of the Preferred Stock permitted by law in cash at an amount equal to the Original Issuance Price as of such date if the Conversion Price exceeds the VWAP. If, on the Test Date, the Conversion Price is equal to or less than the VWAP, the Company must convert all shares of Preferred Stock then outstanding into shares of the Company’s Common Stock at the then applicable Conversion Price. Notwithstanding the foregoing, the Company shall not be required to redeem any shares of Preferred Stock to the extent the Company does not have legally available funds to effect such redemption. The mandatory redemption and conversion provisions described herein are further subject to certain limitations detailed in the Certificate of Designations. As a result of such redemption feature, the Company recorded the Preferred Stock at its redemption value and classified the Preferred Stock as mezzanine equity on the consolidated balance sheet through January 31, 2025. As the Conversion Price of the Preferred Stock exceeded the VWAP on the Test Date, the Company was obligated to redeem the Preferred Stock beginning at that time and, as such, reclassified such Preferred Stock from mezzanine equity to a current liability on January 31, 2025. The preferred stock current liability was initially recorded at its fair value on January 31, 2025 of $13,491,000 and subsequently remeasured to its redemption amount of $10.00 per share ($1,996 adjusted for the stock splits), or $23,889,050, as the Preferred Stock is currently mandatorily redeemable at such amount, with the difference between the initial fair value and carrying value of $10,398,050 recorded as an adjustment to net loss available to common shareholders on the consolidated statement of operations for the year ended December 31, 2025. The remeasurement of the liability subsequent to issuance to the redemption value of $10,398,050 is recorded within interest expense recognized on remeasurement of preferred stock liability on the consolidated statement of operations for the year ended December 31, 2025.

NOTE 11. WARRANTS

The following table provides a summary of the number of the Company's outstanding warrants:

			As of December 31,
	Exercise price	Expiration date	2025	2024
Liability-classified warrants:
2025 Offering Common Stock Warrants	$0.8553	September 2030	377,460	—
Junior Note Warrants	$24.95	December 2028	172,209	172,208
Public Warrants	$2,295.40	January 2028	83,722	83,722
Total			633,391	255,930

Equity-classified warrants:
December 2025 $0.05 YA Warrants	$0.05	December 2030	16,032,065	—
December 2025 $1.25 YA Warrants	$1.25	December 2030	20,040,081	—
December 2025 $1.871 YA Warrants	$1.871	December 2030	5,010,021	—
December 2025 $2.35 YA Warrants	$2.35	December 2030	5,010,021	—
2025 Offering Placement Agent Warrants	$0.8907	September 2030	673,617	—
June 2023 Senior Note Warrants	$205.59	June 2028	67,177	67,177
Pre-Funded Warrants	N/A	N/A	—	167,759
August 2024 Warrants Issued with Junior Notes	$10.88 — $15.87	August 2029	3,987	3,987
Total			46,836,969	238,923

Liability-Classified Warrants

November 2023 Junior Note Warrants

In connection with the Junior Notes discussed in Note 9, the Company issued the Junior Note Warrants to purchase up to 110,221 shares of the Company's Common Stock. The Junior Note Warrants currently outstanding have an exercise price equal to $24.95 per share (subject to adjustment per the Junior Note Purchase Agreements) and expire on December 6, 2028. The Junior Note Purchase Agreements also provide for additional warrants to be issued if the Junior Notes remain outstanding for certain periods of time: (i) if the Junior Notes have not been repaid six months after issuance, additional warrants will be issued to each Lender in an amount equal to the principal amount of the Note multiplied by 25%, and such quotient divided by a per share cash exercise price equal to 120% of the VWAP of the Company's Common Stock during the ten trading days immediately prior to issuance and (ii) if the Junior Notes have not been repaid nine months after issuance, additional warrants will be issued to each Lender in an amount equal to the principal amount of the Note multiplied by 25%, and such quotient divided by a per share cash exercise price equal to 120% of the VWAP of the Company's Common Stock during the ten trading days immediately prior to issuance. As a portion of the Junior Notes were outstanding at each of May 13, 2024 and August 13, 2024, the Company was required to issue 61,988 additional warrants pursuant to the Junior Note Purchase Agreements during the year ended December 31, 2024.

Based on the terms of the Junior Note Purchase Agreements, the Junior Note Warrants were evaluated under FASB ASC 815-40 - Derivatives and Hedging-Contracts in Entity's Own Equity ("ASC 815-40") and the Company concluded they did not initially meet the criteria to be classified in stockholders' equity (deficit). Specifically, there were contingent exercise provisions and settlement provisions that existed, as described above, where the number of shares available under the Junior Note Warrants may be adjusted. Because the number of outstanding common shares was not a fair value input to a fixed-for-fixed model, the Junior Note Warrants are treated as liabilities and are remeasured at each reporting date. The proceeds of $5,500,000 were allocated first to the Junior Note Warrant liability at fair value and then to the Junior Notes. The Company further determined that the Junior Note Warrants liability meets the criteria to be accounted for as a bifurcated derivative due to the significant discount it creates on the Junior Notes.

Public Warrants

In connection with the closing of the Business Combination, Nuburu assumed the 83,722 Public Warrants outstanding on the date of Closing, all of which were outstanding as of December 31, 2025. However, on December 12, 2023, the NYSE notified the Company and publicly announced that the NYSE had determined to (a) commence proceedings to delist the Company’s Public Warrants, each whole Public Warrant exercisable to purchase one share of the Company’s Common Stock at a price of $2,295.40 per share, and listed to trade on the NYSE under the symbol “BURU WS”, and (b) immediately suspend trading in the Public Warrants due to “abnormally low” trading price levels. As such, the Public Warrants were determined to have no value in the financial statements as of December 31, 2025 and 2024.

2025 Offering Common Stock Warrants

On September 16, 2025, in connection with the 2025 Offering, as described in Note 10, the Company issued 25,260,605 liability-classified 2025 Offering Common Stock Warrants to purchase shares of Common Stock. Each 2025 Offering Common Stock Warrant is immediately exercisable, has an exercise price of $0.8553 per share, subject to adjustment upon certain events, and expires on September 16, 2030. The warrants may be exercised in whole or in part for cash or, in certain circumstances, on a cashless basis, subject to certain beneficial ownership limitations. Net proceeds from the 2025 Offering were first allocated to the liability-classified 2025 Offering Common Stock Warrants at their aggregate issuance date fair value of $20,747,899, which was greater than the net proceeds received from the 2025 Offering of $10,744,346, therefore the Company recorded a loss on issuance of warrants on the consolidated statements of operations of $8,756,303 for the year ended December 31, 2025, with no residual net proceeds allocated to the Common Stock and 2025 Offering Pre-Funded Warrants. Changes in the fair value of the 2025 Offering Common Stock Warrants are included within change in fair value of warrant liabilities in the consolidated statements of operations for the year ended December 31, 2025.

During the year ended December 31, 2025, 24,883,155 2025 Offering Common Stock Warrants were exercised on a cashless basis, resulting in the issuance of 25,260,611 shares of Common Stock and the derecognition of the related warrant liability, which resulted in an increase to equity of $34,373,943 for the year ended December 31, 2025.

Equity-Classified Common Stock Warrants

June 2023 Senior Note Warrants

In connection with the issuance of Senior Convertible Notes discussed in Note 9, the Company issued the Senior Note Warrants to purchase up to 57,710 shares of the Company's Common Stock pursuant to the June 12, 2023 Senior Note Purchase Agreement and 9,467 shares of Common Stock pursuant to the June 16, 2023 Senior Note Purchase Agreement. The Senior Note Warrants have an exercise price equal to $205.59 per share and expire on June 23, 2028.

As the Senior Note Warrants were part of a bundled transaction, the gross proceeds from the issuance of $9,225,000 were allocated to the Senior Convertible Notes and the Senior Note Warrants based on their respective relative fair value upon issuance. The aggregate fair value of the Senior Note Warrants of $3,401,366 was estimated using the Black-Scholes option-pricing model with the following assumptions:

Upon Issuance
Common Stock Warrants:
Expected term (in years)	5.0
Expected volatility	47.9%
Risk-free interest rate	4.0%
Expected dividend yield	0.0%

The allocated proceeds from the Senior Note Warrants of $2,511,759 were recorded in additional paid-in capital in the consolidated balance sheets upon issuance of the Senior Note Warrants.

Pre-Funded Warrants

On May 1, 2024, the Company entered into a Pre-Funded Warrant Purchase Program (the “Program”) with strategic investors, pursuant to which from time-to-time the Company could sell and the investors could acquire pre-funded warrants, up to a total purchase price to the Company equal to $15,000,000. The exercise price for pre-funded warrants is substantially paid by the purchaser at closing and, as a result, such warrants may be exercised in the future with a nominal exercise price payment. Investors also received a warrant to acquire the same number of shares covered by the pre-funded warrant for a purchase price equal to 150% of the relevant pre-funded warrant purchase price exercisable for a period of 5 years. Each specific transaction was entered into on terms agreed by the parties; provided however, that in no case would the purchase price per share be less than 110% of the closing price per share of the Company’s Common Stock on the trading day immediately preceding the date of purchase. Contemporaneously with the acquisition of pre-funded warrants, the investors could also voluntarily convert outstanding notes previously issued by the Company; provided that such transactions, as a whole, could not result in an effective direct or indirect discount to market price to the investors of greater than 30%. During 2024, the Company issued 167,759 pre-funded warrants for total cash proceeds of $2,139,866 in pre-funded warrants pursuant to the Program (the "Pre-Funded Warrants").

Pre-Funded Warrants Modification — In February 2025, in connection with the Liqueous Settlement Agreement, as amended, the Company agreed to (i) modify 133,349 outstanding equity-classified Pre-Funded Warrants issued in connection with the Program during 2024, resulting in the issuance of 730,946 equity-classified pre-funded warrants outstanding immediately after the modification exercisable into Common Stock and (ii) modify the remaining 34,411 outstanding equity-classified Pre-Funded Warrants issued in connection with the Program during 2024, resulting in 1,875,930 pre-funded warrants outstanding immediately after the modification that were concurrently exercised into 1,875,930 shares of the Company's Common Stock for no additional cash consideration, as the modified pre-funded warrants had a nominal exercise price (the "Pre-Funded Warrants Modification"). As a result of the Liqueous Settlement Agreement, there will not be further issuances under the Program.

The Company accounted for the Pre-Funded Warrants Modification in accordance with ASC 815, Derivatives and Hedging, where the effect of a modification shall be measured as the difference between the fair value of the modified warrant and the fair value of the original warrant immediately before its terms are modified, with each measured on the modification date. As a result of the Pre-Funded Warrants Modification, which was not contemplated as a result of an equity or debt financing, but rather, as a settlement of any claims between the parties related to non-performance of obligations under certain previous agreements executed between the Company and Liqueous, the Company recorded (i) an increase to equity of $3,076,380, and a corresponding deemed dividend, related to the incremental fair value of the modified Pre-Funded Warrants over the fair value of the original Pre-Funded Warrants, each measured on the modification date and (ii) a loss on settlement of an aggregate $2,026,380, which represents the incremental fair value of the modified Pre-Funded Warrants over the fair value of the original Pre-Funded Warrants, each measured on the modification date, less cash received or receivable related to the Liqueous Settlement Agreement of $1,050,000. The loss on settlement is recorded in loss on extinguishment of notes payable on the consolidated statement of operations during the year ended December 31, 2025.

In March 2025, the 730,946 outstanding warrants were exercised into 730,946 shares of Common Stock for no additional cash consideration, as the pre-funded warrants had a nominal exercise price.

August 2024 Warrants Issued with Junior Notes

As discussed in Note 9, in connection with the issuance of the August 2024 Convertible Notes, the Company issued an aggregate 3,987 warrants to a financial services firm as compensation for their services performed, the fair value of which was determined to be $40,657 and was recorded as a deferred financing cost and associated additional paid-in capital in the consolidated balance sheet, as the warrants were determined to be equity classified. The warrants are exercisable through payment of an exercise price ranging from $10.88 to $15.87, subject to certain customary antidilution adjustments, at any time after issuance through the expiration date in August 2029.

Offering Pre-Funded Warrants and Offering Placement Agent Warrants

On September 16, 2025, in connection with the 2025 Offering, as described in Note 10, the Company issued (i) 10,352,721 equity-classified 2025 Offering Pre-Funded Warrants to purchase shares of Common Stock and (ii) 673,617 equity-classified 2025 Offering Placement Agent Warrants to purchase shares of Common Stock. The 2025 Offering Pre-Funded Warrants were exercisable immediately and had an exercise price of $0.0005 per share. The 2025 Offering Placement Agent Warrants have an exercise price of $0.8907 per share, subject to adjustment upon certain events, are exercisable beginning March 16, 2026, and expire on September 16, 2030. The 2025 Offering Pre-Funded Warrants and 2025 Offering Placement Agent Warrants may be exercised in whole or in part for cash or, in certain circumstances, on a cashless basis, subject to certain beneficial ownership limitations. As discussed above, net proceeds from the 2025 Offering were first allocated to the liability-classified 2025 Offering Common Stock Warrants at their aggregate issuance date fair value, and no residual proceeds were allocated to the Common Stock and 2025 Offering Pre-Funded Warrants. The issuance date fair value of the 2025 Offering Placement Agent Warrants of $417,815 was treated as an equity-issuance cost and reduction in additional-paid in capital, and was estimated using the Monte Carlo simulation based approach, a Level 3 valuation, with the following assumptions:

Upon Issuance
2025 Offering Placement Agent Warrants:
Stock price(1)	$0.69611
Expected term (in years)	5.0
Expected volatility	145.0%
Risk-free interest rate	3.6%
Expected dividend yield	0.0%

(1)
Amounts for the periods presented have been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split, as defined and further described in Note 2. See Note 2 for additional information.

During the year ended December 31, 2025, all 10,352,721 2025 Offering Pre-Funded Warrants were exercised on a cashless basis, resulting in the issuance of 10,345,474 shares of Common Stock.

December 2025 YA Warrants

In connection with the issuance of the December 2025 YA Debenture, as further described in Note 9, the Company issued warrants to purchase an aggregate of 46,092,185 shares of the Company’s Common Stock consisting of (i) warrants exercisable for 16,032,065 shares at an exercise price of $0.05 per share (the "December 2025 $0.05 YA Warrants"), (ii) warrants exercisable for 20,040,081 shares at an exercise price of $1.25 per share (the "December 2025 $1.25 YA Warrants"), (iii) warrants exercisable for 5,010,021 shares at an exercise price of $1.871 per share (the "December 2025 $1.871 YA Warrants") and (iv) warrants exercisable for 5,010,021 shares at an exercise price of $2.35 per share (the "December 2025 $2.35 YA Warrants") (collectively, the "December 2025 YA Warrants"). The December 2025 YA Warrants are exercisable anytime from issuance through the expiration date of December 17, 2030.

Issuance of warrant shares in excess of 19.99% of the Company’s outstanding Common Stock is subject to stockholder approval. Certain of the December 2025 YA Warrants may be exercised on a cashless basis if the related shares are not registered for resale. The Company may require cash exercise of certain of the December 2025 YA Warrants upon satisfaction of specified market-based and registration conditions, subject to volume limitations. The December 2025 YA Warrants contain customary anti-dilution and fundamental transaction provisions designed to preserve the holder’s economic interests, including adjustments for stock splits, dividends and similar events. Prior to exercise, the December 2025 YA Warrants do not confer voting or dividend rights, but permit participation in certain distributions on an as-converted basis, subject to beneficial ownership limitations. The December 2025 YA Warrants are transferable subject to applicable securities laws and include customary remedies for failure to timely deliver shares upon exercise.

The Company entered into a registration rights agreement requiring the Company to file a registration statement covering the resale of the warrant shares and, subject to certain exceptions, restricting the Company from filing other registration statements until such shares are registered.

As further described in Note 9, as the December 2025 YA Financing Transaction involved the issuance of both debt and equity instruments, as the fair value of the December 2025 YA Debenture at inception was greater than the net proceeds received for the issuance of the December 2025 YA Debenture and the December 2025 YA Warrants, no value was ascribed to the December 2025 YA Warrants.

NOTE 12. STANDBY EQUITY PURCHASE AGREEMENT

On May 30, 2025, the Company entered into the Standby Equity Purchase Agreement (as it may be amended from time to time, the “SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited company (together with its successors or assigns, the “SEPA Investor”) pursuant to which the Company has the right to sell to the SEPA Investor up to $100,000,000 of Common Stock (the “Commitment Amount”), subject to certain limitations and conditions set forth in the SEPA, from time to time during the term of the SEPA. The Company also agreed to register the resale of shares of Common Stock issued to the SEPA Investor pursuant to the SEPA. Sales of the shares of Common Stock to the SEPA Investor under the SEPA, and the timing of any such sales, are at the Company’s option, and the Company is under no obligation to sell any shares of Common Stock to the SEPA Investor under the SEPA.

Upon the satisfaction of the conditions to the SEPA Investor’s purchase obligation set forth in the SEPA, including having a registration statement registering the resale of the shares of Common Stock issuable under the SEPA declared effective by the SEC, which occurred on July 24, 2025, the Company will have the right, but not the obligation, from time to time at its discretion, to direct the SEPA Investor to purchase a specified number of shares of Common Stock (an “Advance”) by delivering written notice to the SEPA Investor (an “Advance Notice”). On July 24, 2025, a registration statement was declared effective by the SEC allowing the SEPA Investor to resell up to 4,008,017 shares of Common Stock. On September 23, 2025, a registration statement was declared effective by the SEC allowing the SEPA Investor to resell up to another 6,012,025 shares of Common Stock. On December 19, 2025, a registration statement was declared effective by the SEC allowing the SEPA Investor to resell up to another 26,052,105 shares of Common Stock. While there is no mandatory minimum amount for any Advance, it may not exceed 100% of the average of the daily traded amount during the five consecutive trading days immediately preceding an Advance Notice.

The shares of Common Stock purchased pursuant to an Advance will be purchased at a price equal to 97% of the lowest daily VWAP of the shares of Common Stock during the three consecutive trading days commencing on the date of the delivery of the Advance Notice, other than the daily VWAP on a day in which the daily VWAP is less than a minimum acceptable price as stated by the Company in the Advance Notice or there is no VWAP on the subject trading day, in which cases the size of the Advance may be reduced to account for such day(s) in which the daily VWAP is less than the applicable minimum acceptable price or there is no VWAP. The Company may establish a minimum acceptable price in each Advance Notice below which it will not be obligated to make any sales to the SEPA Investor.

Under applicable NYSE American rules and the terms of the SEPA, in no event may the Company issue to the SEPA Investor under the SEPA shares of Common Stock equal to greater than 19.99% of the shares of Common Stock outstanding immediately prior to the execution of the SEPA (the “SEPA Share Cap”), unless (i) the Company obtains stockholder approval to issue shares of Common Stock in excess of the SEPA Share Cap in accordance with applicable NYSE American rules, or (ii) the average price per share paid by the SEPA Investor for all of the shares of Common Stock that the Company directs the SEPA Investor to purchase from it pursuant to the SEPA, if any, equals or exceeds the lower of (a) the official closing price of the Common Stock on NYSE American immediately preceding the execution of the SEPA and (b) the average official closing price of the Common Stock on NYSE American for the five consecutive trading days immediately preceding the execution of the SEPA. On July 9, 2025, at the 2025 Annual Meeting, the Company's stockholders approved the issuance of shares pursuant to the SEPA in excess of the SEPA Share Cap. Moreover, in accordance with terms of the SEPA, the Company may not issue or sell any shares of Common Stock to the SEPA Investor under the SEPA which, when aggregated with all other shares of Common Stock then beneficially owned by the SEPA Investor and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 thereunder), would result in the SEPA Investor beneficially owning more than 4.99% of the then outstanding shares of Common Stock.

Actual sales of shares of Common Stock to the SEPA Investor under the SEPA will depend on a variety of factors to be determined by the Company from time to time, which may include, among other things, market conditions, the trading price of the Common Stock and determinations by the Company as to the appropriate sources of funding for its business and operations.

The SEPA will automatically terminate on the earlier of (i) the 36-month anniversary of the date of the SEPA and (ii) the date on which the SEPA Investor shall have made payment of Advances pursuant to the SEPA for Common Stock equal to the Commitment Amount. The Company has the right to terminate the SEPA at no cost or penalty upon five (5) trading days’ prior written notice to the SEPA Investor, provided that (i) there are no outstanding Advance Notices for which shares of Common Stock need to be issued and (ii) the Company has paid all amounts owed to the SEPA Investor pursuant to the SEPA.

The net proceeds payable to the Company under the SEPA will depend on the frequency and prices at which Common Stock is sold. The Company was required to use any proceeds received under the SEPA to pay outstanding principal and interest under the Yorkville Promissory Note (as defined and described in Note 8) until the Yorkville Promissory Note was paid in its entirety. The Yorkville Promissory Note was repaid in full. However, all proceeds received by the Company under its SEPA are required to be applied to the repayment of the December 2025 Yorkville Promissory Note until it is paid in full (as defined and described in Note 8). After the December 2025 Yorkville Promissory Note is paid in full, the Company expects that proceeds received from such sales will be used primarily for working capital and general corporate purposes and for purposes of implementing its business plan focused on building a stable foundation for the future business.

Joseph Gunnar & Co., LLC acted as the sole placement agent for the private placement.

The SEPA is accounted for as a liability at fair value under ASC 815, Derivatives and Hedging, as it includes an embedded put option and an embedded forward contract that do not meet the indexed to equity and the equity classification scope exception. The put option is recognized at inception, and the forward option is recognized upon issuance of notice for the sale of the Company's Common Stock. The fair value of the derivative liability related to the embedded put option is included within SEPA liability on the consolidated balance sheet, and was estimated at $2,582,724 at inception of the agreement, with changes in fair value each reporting period recognized within change in fair value of SEPA liability on the consolidated statements of operations.

As consideration for the SEPA Investor’s commitment to purchase the shares of Common Stock pursuant to the SEPA, the Company incurred (i) a structuring fee payable to the SEPA Investor in the amount of $25,000, (ii) a commitment fee payable to the SEPA Investor in Common Stock in an amount equal to 1% of the Commitment Amount, or $1,000,000, to be paid 50% on execution of the SEPA and 50% 90 days following the date of the SEPA and (iii) legal expenses of $50,000 related to the issuance of the SEPA. Such fees are included within SEPA fees and issuance costs on the consolidated statements of operations for the year ended December 31, 2025 and SEPA liability on the consolidated balance sheet as of June 30, 2025. The 50% portion of the commitment fee payable that was owed at execution of the SEPA resulted in the issuance of 267,059 shares of Common Stock to the SEPA Investor during the second quarter of 2025. Additionally, on July 15, 2025, the Company issued the remaining 267,059 shares of Common Stock to the SEPA Investor.

As a result of the February 2026 Offering, the Company's use of the SEPA is subject to limitations set forth in the February 2026 Offering Purchase Agreement for a period of six months.

During the year ended December 31, 2025, the Company sold 9,485,923 shares of Common Stock under the SEPA for aggregate gross proceeds of approximately $21,937,886, before deducting cash fees and expenses of approximately $1,072,287. Of the total gross proceeds, approximately $1,261,880 was used to pay the outstanding principal and accrued interest under the YA Debenture.

From December 31, 2025 through the date of issuance of this Annual Report, the Company issued an additional 14,319,981 shares of Common Stock under the SEPA, generating gross proceeds of approximately $2,172,770 and the SEPA Investor holding 3,300,000 shares for future advances. Of these proceeds, $1,621,071 was used to repay a portion of the outstanding principal balance of the December 2025 YA Debenture, and $551,699 was applied to accrued interest on the December 2025 YA Debenture.

NOTE 13. STOCK-BASED COMPENSATION

As of December 31, 2025, the Company had an active stock-based incentive compensation plan and an employee stock purchase plan: the 2022 Equity Incentive Plan (the “2022 Plan”) and the 2022 Employee Stock Purchase Plan (the “ESPP”). All new equity compensation grants were issued under these two plans; however, outstanding awards previously issued under inactive plans will continue to vest and remain exercisable in accordance with the terms of the respective plans.

The 2022 Plan provides for the grant of stock and stock-based awards including stock options, restricted stock, restricted stock units, performance awards, and stock appreciation rights. Effective July 1, 2025, the shares available for grant under the 2022 Plan and the ESPP increased by 713,000 and 143,000 shares, respectively, in accordance with the terms of the respective plans. As of December 31, 2025, there were approximately 15,300 shares available for grant under the 2022 Plan and approximately 151,000 shares available for grant under the ESPP.

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the Company’s consolidated statements of operations is classified as follows:

	Year ended December 31,
	2025	2024
Cost of revenue	$105,734	$466,658
Research and development	93,425	476,666
Selling and marketing (1)	360,639	(181,160)
General and administrative	1,232,742	1,103,931
Total stock-based compensation expense	$1,792,540	$1,866,095

(1)
Amount presented for 2024 includes the reversal of stock compensation expense due to the departure of our Chief Marketing and Sales Officer in April 2024 and the resultant forfeiture of his unvested awards.

The Company’s stock-based compensation expense is based on the value of the portion of stock-based payment awards that are ultimately expected to vest. During the years ended December 31, 2025 and 2024, stock-based compensation relating to stock-based awards granted to consultants was $399,193 and $178,877, respectively. The 2025 amount includes expense that relates to the arrangements further described below under Common Stock Issued for Services.

Restricted Stock Units

Restricted stock units ("RSUs") granted by the Company under the 2022 Plan during the year ended December 31, 2025 vested at the grant date. The following table shows a summary of the Company's RSU activity for the year ended December 31, 2025:

	RSUs
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2024	915	$1,113.11
RSUs granted	711,023	$0.81
RSUs vested	(711,559)	$1.67
RSUs forfeited	(379)	$561.81
Unvested at December 31, 2025	—	$—

The total grant date fair value of RSUs awarded was $576,924 and $246,000 during the years ended December 31, 2025 and 2024, respectively. The total grant date fair value of RSUs vested was $1,188,648 and $1,284,257 during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, there was no unrecognized stock-based compensation cost related to RSUs.

Stock Options

The Company's outstanding stock options generally vest on a monthly basis over a one-year period, subject to continued employment or service as a director, as the case may be, with the first installment beginning on the grant date, and generally expire 10 years from the date of the grant. All unvested options vest immediately upon a change in control, subject to the participant’s continued employment or service as a director, as the case may be, through the occurrence of such event. Vested options are generally exercisable for three years after the participant ceases employment with the Company.

The following table shows a summary of the Company's stock option activity for the year ended December 31, 2025:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2024	43,774	$203.58	7.1	$7,375.15
Options granted	49,599	$0.71
Options cancelled or forfeited	(42,405)	$204.38
Options outstanding at December 31, 2025	50,968	$4.80	9.5	$4,306.53
Options exercisable at December 31, 2025	13,696	$15.15	8.9	$1,076.57
Options vested and expected to vest at December 31, 2025	50,968	$4.80	9.5	$4,306.53

The weighted-average grant date fair value of options granted was $0.73 and $15.82 per share for the year ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, total unrecognized stock-based compensation cost related to stock options was $29,307, which is expected to be recognized over a weighted-average period of 0.67 years.

The Company estimates the fair value of the options utilizing the Black-Scholes option pricing model, which is subjective and dependent upon several variables, including expected option term, expected volatility of the Company’s share price over the expected term, expected risk-free interest rate over the expected option term and expected dividend yield rate over the expected option term. The Company uses the simplified method to estimate expected term of its stock options, which represents an estimate of the period of time utilizing the mid period of the vesting dates and the expiration date, because it does not have sufficient historical exercise data due to the recency of its IPO. The risk-free interest rate is based on the term structure of interest rates at the time of the option grant based on the determined term utilized. Expected volatility is based on the weighted average of the historical returns on our stock and a group of comparable companies. A summary of the weighted average assumptions the Company utilized for option grants during the years ended December 31, 2025 and 2024, respectively, are as follows:

	Year ended December 31,
	2025	2024
Expected term (in years)	5.2	4.0
Expected volatility	134.0%	47.8% - 55.0%
Risk-free interest rate	3.7%	4.0% - 4.5%
Expected dividend yield	0.0%	0.0%

Common Stock Issued for Services

During 2025, the Company entered into arrangements with non-employee consultants for services to be provided in exchange for (i) the issuance of 767,573 shares of Common Stock, (a) 200,401 of which were equity-classified, with 100,201 of those shares relating to services previously provided and the remaining 100,201 shares relating to services to be provided over the term of the agreement, and (b) 567,173 of which were liability-classified, and for which all services have not yet been provided by the non-employee consultants, and (ii) the required quarterly issuance of a variable number of shares of Common Stock equal to $25,000, priced based on the average closing price of the Company's Common Stock for the previous five trading dates prior to issuance, which are liability-classified.

The amount of 567,173 shares of Common Stock was adjustable, as of the earlier of a resale registration statement’s effectiveness or six months from the date of the agreement, to ensure an aggregate market value of $600,000, with shares of Common Stock forfeited if the value was higher and additional shares of Common Stock issued if lower. In accordance with this provision, during the year ended December 31, 2025, the Company issued an additional 285,598 shares of Common Stock. Additionally, as of December 31, 2025, the Company was required to issue 104,294 shares of Common Stock pursuant to the required quarterly issuances under the arrangement, of which 28,960 shares had not yet been issued as of December 31, 2025.

Equity-classified awards

Stock-based compensation expense for the equity-classified awards was recognized based on the fair value of the Company’s Common Stock on the date of grant over the requisite service period. For the year ended December 31, 2025, the total stock-based compensation expense recognized for the equity-classified awards was $185,583. Additionally, as of December 31, 2025, as the non-employee consultants had not provided all services related to the 100,201 shares issued and the service term had not ended, $76,415 was recorded within prepaid expenses and other current assets on the consolidated balance sheet, which will be amortized using the straight-line method to stock-based compensation expense over the remaining requisite service period.

Liability-classified awards

Liability-classified awards represent compensation for services to be provided over the term of the agreements, and are measured based on a fixed monetary value to be paid to the non-employee consultants settled through the issuance of a variable number of shares of Common Stock.

For the year ended December 31, 2025, the total stock-based compensation expense recognized for the liability-classified awards was $175,000. As of December 31, 2025, $25,000 is included within accrued expenses on the consolidated balance sheet related to the required quarterly issuance of Common Stock. Additionally, as of December 31, 2025, as the non-employee consultants had not provided all services related to the 852,770 shares issued and the service term had not ended, $525,000 was recorded within prepaid expenses and other current assets on the consolidated balance sheets, which will be amortized using the straight-line method to stock-based compensation expense over the remaining requisite service period.

NOTE 14. INCOME TAXES

Due to its current operating losses, the Company recorded zero income tax expense during the years ended December 31, 2025 and 2024. During these periods, the Company’s activities were limited to U.S. federal and state tax jurisdictions, as it does not have any significant foreign operations.

Loss before provision for income taxes consisted of the following:

	Year ended December 31,
	2025	2024
United States	$(79,041,101)	$(34,515,754)
Foreign	(30,175)	—
Loss before provision for income taxes	$(79,071,276)	$(34,515,754)

A summary of the sources of differences between income taxes at the federal statutory rate and the provision for income taxes for the years ended December 31, 2025 and 2024, respectively, is as follows:

	Year Ended December 31,
	2025		2024
	Amount	Rate	Amount	Rate
Tax benefit at the statutory rate	$(16,604,968)	21.0%	$(7,249,161)	21.0%
Increase (decrease) in taxes resulting from:
Loss on debt issuance and extinguishment	5,665,190	(7.2)%	4,305,904	(12.5)%
Warrant revaluations	4,756,738	(6.0)%	(443,080)	1.3%
Change in valuation allowance	3,480,066	(4.4)%	3,624,829	(10.5)%
Research and development credits	75,234	(0.1)%	(100,311)	0.3%
Foreign tax effects	6,337	0.0%	—	0.0%
State and local income taxes, net of federal income tax effect	119	0.0%	119	0.0%
Deferred tax true-ups and other	2,621,284	(3.3)%	(138,300)	0.4%
Total income tax expense (benefit)	$—	0.0%	$—	0.0%

Significant components of the Company's deferred income tax assets and liabilities are as follows:

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryforwards	$22,897,396	$16,979,615
Capitalized pre-business expenses	3,819,778	3,860,144
Research and development credits	1,235,627	1,310,860
Equity method investment	32,669	—
Stock-based compensation	438,028	1,019,432
Accrued expenses	143,978	219,423
Inventory reserve	—	282,905
Operating lease liability	—	57,817
Capitalized §174 research and development costs	980,189	1,966,559
Unrealized derivative gain/loss	—	34,368
Total deferred tax assets before valuation allowance	29,547,665	25,731,123
Less valuation allowance	(29,547,665)	(25,386,669)
Total deferred tax assets	—	344,454
Deferred tax liabilities
Fixed assets	—	(295,152)
Right-of-use assets	—	(49,302)
Total deferred tax liabilities	—	(344,454)
Net deferred tax asset (liability)	$—	$—

Effective for tax years beginning after December 31, 2021, taxpayers are required to capitalize any expenses incurred that are considered incidental to research and experimentation ("R&E") activities under IRC Section 174. While taxpayers historically had the option of deducting these expenses under IRC Section 174, the December 2017 Tax Cuts and Jobs Act mandates capitalization and amortization of R&E expenses for tax years beginning after December 31, 2021. Expenses incurred in connection with R&E activities in the US must be amortized over a 5-year period if incurred, and R&E expenses incurred outside the US must be amortized over a 15-year period. R&E activities are broader in scope than qualified research activities that are considered under IRC Section 41 (relating to the research tax credit). For the year ended December 31, 2022, the Company performed an analysis based on available guidance and determined that it will continue to be in a loss position even after the required capitalization and amortization of its R&E expenses. The Company will continue to monitor this issue for future developments, but it does not expect R&E capitalization and amortization to require it to pay cash taxes now or in the near future. Also effective for tax years beginning after December 31, 2021, companies are subject to further limitations on the tax deductibility of interest expense, which becomes limited to approximately 30% of adjusted earnings before interest and income tax expense. Interest expense that is limited for tax purposes may be carried forward indefinitely.

Following the July 2025 enactment of the One Big Beautiful Bill Act and the creation of §174A of the Internal Revenue Code of 1986, as amended, the transition rules gave companies the option to either deduct unamortized domestic research and experimental (R&E) costs from 2022–2024 ratably over a two-year period or deduct them entirely in the first tax year beginning after December 31, 2024. Nuburu disclosed its decision to take the ratable deduction over the tax periods 2025 and 2026.

Due to the Company’s history of cumulative losses and after considering all the available objective evidence, management concluded that it is not more likely than not that all of the Company’s net deferred tax assets will be realized in the future. Accordingly, the Company’s deferred tax assets, which include net operating loss (“NOL”) carryforwards and tax credits related primarily to research and development, continue to be subject to a valuation allowance as of December 31, 2025 and 2024. The Company expects to continue to maintain a full valuation allowance until there is sufficient evidence to support recoverability of its deferred tax assets.

As of December 31, 2025 and 2024, the Company had approximately $96,000,000 and $72,000,000, respectively, of unused federal net operating losses and approximately $77,000,000 and $53,000,000, respectively, of unused state net operating loss carryforwards, that may be applied against future federal and state taxable income. These figures include approximately $2,000,000 of net operating losses as of December 31, 2025 and 2024, that expire in the year 2035 through 2038 with the remainder having an indefinite carryforward yet being subject to 80% limitation as a result of the Tax Cuts and Jobs Act. In addition, the Company had federal research credit carryforwards as of December 31, 2025 and 2024 of approximately $1,000,000, which will expire in the year 2035 through 2044 if not utilized.

As of December 31, 2025 and 2024, the Company has determined that it is more likely than not that the Company will not recognize the future tax benefit of the loss carryforwards and the capital losses, and has recognized a valuation allowance of $29,547,665 and $25,386,669, respectively. The valuation allowance increased by $4,160,996 during the year ended December 31, 2025.

Utilization of the NOL carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Generally, in addition to certain entity reorganizations, the limitation applies when one or more "5-percent stockholders" increase their ownership, in the aggregate, by more than 50 percentage points over a 36-month time period testing period, or beginning the day after the most recent ownership change, if shorter. The Company has determined that a Section 382 change in ownership occurred during the year ended December 31, 2023. As a result of this change in ownership, we expect that certain of the Company's NOLs may not be utilized in the future to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. However, due to the full valuation allowance recorded as of December 31, 2025, the limitation does not affect the Company's results of operations for the periods presented.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2025	$436,954
Reductions for tax positions of prior years	(25,079)
Balance as of December 31, 2025	$411,875

NOTE 15. NET LOSS PER SHARE

During the year ended December 31, 2025, net loss available to common stockholders included an adjustment for (i) a deemed dividend of $3,076,380 related to the modification of pre-funded warrants and (ii) non-cash interest expense of $10,398,050 related to the subsequent remeasurement of the preferred stock liability after issuance through March 31, 2025 in connection with the reclassification of the preferred stock from mezzanine equity to a current liability on January 31, 2025. For additional information, see Notes 11 and 10, respectively.

Pre-funded warrants are included in basic and diluted weighted-average shares outstanding as they are exercisable for nominal consideration and are considered outstanding common stock equivalents. Contingently issuable shares are included in basic and diluted EPS only when all specified contingencies other than time have been satisfied. Shares issuable in connection with the SEPA are excluded from basic EPS because issuances are contingent on meeting price thresholds, volume limitations, and regulatory caps. As those contingencies were not satisfied as of December 31, 2025, no shares issuable under the SEPA were included in the denominator of basic EPS for the year ended December 31, 2025.

Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised, vested, or converted into Common Stock, and is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of Common Stock outstanding during the period, adjusted for the effect of potentially dilutive shares of Common Stock using the treasury stock or if-converted methods, as applicable. Diluted EPS for the years ended December 31, 2025 and 2024 excluded the effect of potentially dilutive shares of Common Stock because the effect of their inclusion would be anti-dilutive or would decrease the reported loss per share.

Basic and diluted EPS presented for the year ended December 31, 2025 includes 85,807 shares of Common Stock that the Company was required to issue but had not yet issued as of December 31, 2025.

The following securities were outstanding during the period but were not included in the computation of diluted EPS because their effect would have been anti-dilutive:

	Year ended December 31,
	2025	2024
December 2025 YA Warrants	30,060,123	—
2025 Offering Placement Agent Warrants	673,617	—
If-converted Common Stock from convertible notes	412,705	3,338,133
2025 Offering Common Stock Warrants	377,460	—
Junior Note Warrants	172,209	172,208
If-converted Common Stock from Series A Preferred Stock(1)	21,933	23,937
Public Warrants	83,722	83,722
June 2023 Senior Note Warrants	67,177	67,177
Stock options outstanding	50,968	43,774
August 2024 Warrants Issued with Junior Notes	3,987	3,987
Unvested restricted stock units	—	915
Total	31,923,901	3,733,853

(1)
Assumed that all shares of Series A Preferred Stock were converted into Common Stock at a conversion rate equal to $0.05 divided by $5.00, representing the maximum number of shares issuable to holders of Series A Preferred Stock.

NOTE 16. SEGMENT REPORTING

Operating segments are defined as components of an entity about which discrete financial information is evaluated regularly by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and assess performance. The Company currently operates and manages its business as one business segment, which is dual-use, non-kinetic, and software-orchestrated solutions addressing modern security and resilience challenges across military, governmental, and civilian domains. Accordingly, the Company has one reportable segment. As the Company’s business evolves and changes, it will evaluate any changes to its segment reporting. The Company has a single management team that reports to the Executive Chairman and Co-Chief Executive Officer, the Company's CODM, who comprehensively manages the entire Company. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

When evaluating the Company’s financial performance, the CODM is regularly provided with more detailed expense information than what is included in the Company’s statements of operations. The CODM uses net loss, as reported in the consolidated statements of operations, in evaluating the performance of the segment. Decisions regarding resource allocation are made primarily during the annual budget planning process and reallocated as needed throughout the year. The measure of segment assets is reported on the balance sheets as total assets.

The following table shows a reconciliation of the Company’s net loss, including the significant expense categories regularly provided to and reviewed by the CODM, as computed under U.S. GAAP, to the Company’s total net loss in the consolidated statements of operations:

	Year Ended December 31,
	2025	2024
Revenue	$—	$152,127
Cost of revenue:
Materials	3,202	57,867
Direct labor	151,708	1,336,722
Direct job costs	(84,818)	222,835
Overhead	111,281	588,052
Total cost of revenue	181,373	2,205,476
Gross margin	(181,373)	(2,053,349)
Operating expenses:
Research and development	174,559	1,821,816
Selling and marketing	4,671,975	468,074
General and administrative	13,348,686	8,807,651
Total operating expenses	18,195,220	11,097,541
Other segment expenses, net (1)	(60,694,683)	(21,364,864)
Segment net loss	$(79,071,276)	$(34,515,754)

(1)
Other segment expenses, net consist of interest income, interest expense, equity in losses of unconsolidated affiliates, change in fair value of warrant liabilities, change in fair value of derivative liability, change in fair value of convertible note receivable, change in fair value of notes payable, change in fair value of SEPA liability, change in fair value of claims settlement liability, loss on issuance of warrants, loss on issuance of notes payable, loss on issuance of SEPA, loss on extinguishment of accounts payable, loss on extinguishment of notes payable, loss on extinguishment of claims liability, net, loss on settlement related to terminated acquisition, SEPA fees and issuance costs, gain on sale of intellectual property intangible assets, loss on impairment of inventories, property and equipment and operating lease right-of-use asset, interest expense recognized on remeasurement of preferred stock liability and other gain (loss), net.

NOTE 17. SUBSEQUENT EVENTS

Lyocon Acquisition

On January 15, 2026 (the “Lyocon Closing Date”), the Company consummated the previously announced acquisition (the “Lyocon Acquisition”) of all of the ownership interests in Lyocon, an Italian laser-engineering and photonics company specializing in advanced laser sources, precision optical systems and customized laser platforms, from Paola Zanzola (“PZ”) and Alessandro Sala (“AS” and, together with PZ, the “Sellers”). Pursuant to a Purchase and Sale Agreement (the “Lyocon Purchase Agreement”), the Company paid $2,000,000 in consideration (the “Lyocon Consideration”) to the sellers, including (i) $750,000 in cash to the sellers on the Lyocon Closing Date, and (ii) a subordinated convertible note (the “Lyocon Convertible Note”) in the principal amount of $625,000 to each of the sellers, which bears no interest, except in the event of a default, and has a maturity date six months after the Lyocon Closing Date (the “Lyocon Convertible Note Maturity Date”). At the Lyocon Convertible Note Maturity Date, the holder of a Lyocon Convertible Note may elect to convert all or a portion of the outstanding principal amount and accrued interest into shares of the Company’s Common Stock, at a conversion price of $1.47, which equals the VWAP of the Common Stock during the 60 trading days immediately preceding the Lyocon Closing Date, adjusted for the reverse stock split. At the Lyocon Convertible Note Maturity Date, the holder of a Lyocon Convertible Note has the right to request the Company to satisfy all or a portion of the outstanding principal and accrued interest under such Lyocon Convertible Note in cash. The Company may elect to pay all or a portion of the outstanding principal amount and accrued interest under a Lyocon Convertible Note in cash in lieu of shares of Common Stock in the event the VWAP of the Common Stock during the 60 trading days immediately preceding the Lyocon Convertible Note Maturity Date is at least 30% higher than the conversion price.

Under the Lyocon Purchase Agreement, the sellers may receive an earn out payment of up to an aggregate of $1,000,000 (the “Earn-out Cap”), which would be earned over a 5-year period, with potential earn-out payments being made at the end of 2028 and the end of 2030, upon achievement of certain milestones.

The Company may provide $1,000,000 in funding to Lyocon in the form of capital contributions or other debt facility, at the Company’s election (the “Lyocon Funding”), of which $500,000 was paid on the Lyocon Closing Date, $250,000 is due within 12 months of the Lyocon Closing Date, and the remaining $250,000 is due within 24 months of the Lyocon Closing Date, but not later than December 31, 2027. In the event that the Company ceases to hold more than a 50% interest in Lyocon, any unpaid Lyocon Funding amount will become due and payable upon such loss of control of Lyocon. If the Company fails to make a Lyocon Funding payment when due, which is not remedied within 30 days from written notice thereof, the sellers will be entitled to an earn-out amount of 30% of the Earn-out Cap.

Following the Lyocon Closing Date, Lyocon is managed by a board of directors (the “Lyocon Board”) nominated by Nuburu Subsidiary; provided that PZ will be designated as a member of the Lyocon Board for an initial term of 3 years, renewable until the expiration of the five-year business plan developed by the parties. The Lyocon Board is now comprised of Dario Barisoni (Chairman and Executive Director), Alessandro Zamboni, and PZ (Executive Director). The Sellers are employed as managers of Lyocon and entitled to participate in a management equity incentive plan under which they may receive equity awards for Common Stock to be issued by the Company. Under the management equity incentive plan, (i) if the share price of Common Stock reaches $3.49 for over 20 consecutive trading days in 2026, the participant is entitled to equity awards equal to 0.07% of the Company’s market cap; (ii) if the share price of Common Stock reaches $4.99 for over 20 consecutive trading days in 2026, the participant is entitled to equity awards equal to 0.10% of the Company’s market cap; or (iii) if the share price of Common Stock reaches $9.98 for over 20 consecutive trading days in 2026, the participant is entitled to equity awards equal to 0.15% of the Company’s market cap. The highest target achieved within 2026 determines the value of the equity award for 2026 for each Seller.

Orbit Acquisition and Amendment

As previously announced, in October of 2025, the Company entered into an agreement to acquire Orbit in tranches. Effective as of January 15, 2026, the Company closed on a second tranche of such acquisition, resulting in the Company owning approximately 22% of Orbit. The Board of Directors of Orbit has been reconstituted and is now comprised of Mr. Zamboni (Chairman and Executive Director), Mr. Barisoni, and Anthony D. Sinnott.

Subject to obtaining stockholder approval as required by NYSE American rules and the terms of the Orbit Agreement, the Company agreed to pay the non-cash portion of the Orbit Consideration in the amount of $8,750,000, by December 31, 2026, in the form of convertible preferred shares. On February 9, 2026, the parties to the Orbit Agreement entered into an amendment to issue 10,020,040 shares of Common Stock in lieu of the obligation to issue preferred shares (the “Orbit Amendment”).

Since Orbit is wholly owned by Alessandro Zamboni, the Company’s Executive Chairman and Co-Chief Executive Officer, indirectly through Vanguard, the Orbit Acquisition constitutes a related party transaction under U.S. securities laws and, as a result, the Orbit Acquisition, Orbit Agreement, and Orbit Amendment have been reviewed and approved by the Company’s independent directors and its Audit Committee.

Tekne Transaction

January 2026 Tekne Agreements

As described in Note 7, in November of 2025, the Company entered into a letter of intent with Tekne regarding (i) the establishment of the Network Contract, (ii) the acquisition of an initial 2.9% interest in Tekne, and (iii) provision of the €13,000,000 Tekne Convertible Receivable. Effective as of January 13, 2026, the Company executed definitive agreements implementing the Network Contract, its initial 2.9% investment in Tekne, and the Tekne Convertible Receivable.

Network Contract. The Network Contract has an initial term ending December 31, 2030, which will be renewed on an annual basis thereafter unless a party terminates in writing at least 30 business days prior to December 31st. The Network Contract programs currently include (i) the Americas Program, pursuant to which Tekne is granting exclusive distribution rights for Tekne’s products and solutions within the Americas to Nuburu Defense; (ii) the NATO MENA APAC Program, pursuant to which Tekne will supply its knowledge, workforce, and production and operational facilities, Nuburu Defense will provide guarantees, use its inventory purchasing hub for the purchase of receivables and bear the expenses in connection with legal, marketing, and representation activities and the establishment of regional production sites, and the parties may pursue joint ventures with local companies; and (iii) the Italy Program, which includes the joint study and proposal to Tekne’s customers of the Company's products, the adoption by Tekne of the Company's operational resilience solutions through Orbit, and the possible implementation of cooperation models similar to the ones used in the NATO MENA APAC Program for orders for Italian customers. Activities under the Network Contract will be governed by a Common Body, which is composed of two representatives from each of Tekne and the Company. The Common Body includes Mr. Zamboni and Mr. Barisoni on behalf of the Company, and Ambrogio D’Arrezzo and another individual designated by Mr. D’Arrezzo on behalf of Tekne. Decisions require unanimous agreement of the members of the Common Body. The Company may also provide consultancy services to Tekne in exchange for 8% of the actual amounts used by Tekne under the Tekne Convertible Receivable.

Interest Acquisition. The Company entered into a share transfer and shareholder convertible loan agreement (the “Tekne Purchase Agreement”), with Mr. D’Arrezzo, Carlo Ulacco, and Andrea Lodi, the shareholders of Tekne (collectively, the “Tekne Shareholders”), pursuant to which the Company obtained a 2.9% interest in Tekne from Mr. D’Arrezzo and the Company issued to Tekne the Tekne Convertible Receivable. Under the Tekne Purchase Agreement, Mr. D’Arrezzo agreed to sell a 2.9% interest in Tekne to the Company, in exchange for the issuance of a Subordinated Convertible Note in the principal amount of $1,740,000 (the “Tekne Subordinated Convertible Note”) by the Company to Mr. D’Arrezzo. The Tekne Subordinated Convertible Note may be converted into 1,394,790 shares of Common Stock at a fixed conversion price of $1.25 per share of Common Stock. The Tekne Subordinated Convertible Note has a maturity date of January 31, 2027, bears no interest except in the event of a default, and may not be repaid or redeemed in cash. The Tekne Subordinated Convertible Note may either be converted into shares of Common Stock following the receipt of the Italian government regulatory approvals required to approve the acquisition by the Company of a controlling interest in Tekne, or the Tekne Subordinated Convertible Note will be automatically extinguished upon the exercise of put and call options for the required transfer of the 2.9% interest in Tekne from the Company back to Mr. D’Arrezzo, if the required regulatory approvals are not obtained. Upon the transfer of the 2.9% interest to the Company, an Observer will be appointed to Tekne’s board of directors acceptable to the Company, Mr. Sinnott will remain as a director of Tekne, certain administrative structures will be adopted by Tekne, Tekne will evaluate the adoption of Orbit’s “operational resilience” platform, and Tekne’s financial reporting processes will be adjusted to comply with U.S. GAAP.

Tekne Convertible Receivable. Under the Tekne Purchase Agreement, the Company issued the Tekne Convertible Receivable in the amount of €13,000,000 to Tekne by depositing loaned funds in a bank account pledged by Tekne to the Company. Tekne may use the loan proceeds for certain purposes set forth in the Tekne Purchase Agreement. The Tekne Convertible Receivable has a 4% per annum interest rate and a maturity date of January 13, 2027. Tekne may prepay the Tekne Convertible Receivable in whole or in part without penalty. The Company may request and obtain full repayment of the Tekne Convertible Receivable upon the repeated use of the loan for unapproved purposes, a change of control, or a negative outcome of the Italian government Golden Power review of the Company’s anticipated acquisition of a controlling interest in Tekne. If the required Italian regulatory approvals are obtained, the Company may elect to receive newly issued shares of Tekne equal to a 25% interest in Tekne (the “Capital Increase”) in consideration for issuing the Tekne Convertible Receivable. Any early repayment of the Tekne Convertible Receivable will not reduce the amount of the Capital Increase that the Company is entitled to make. Following the Capital Increase, the Company would own a 27.9% interest in Tekne and would receive governance rights in Tekne consistent with its ownership percentage in Tekne under new by-laws adopted by Tekne.

The Network Contract, Tekne Purchase Agreement, and Tekne Subordinated Convertible Note supersede and replace all prior agreements entered into by the Tekne Shareholders and the Company with respect to the Company’s acquisition of ownership interests in Tekne.

March 2026 Tekne Letter

In a letter, dated March 19, 2026 (the “March Tekne Letter”), among the Company, Nuburu Defense and the Tekne Shareholders, the Company agreed to increase the amount of the Tekne Convertible Receivable from EUR 13,000,000 to EUR 16,692,000, which would represent a 32.1% interest in Tekne. The Company confirmed its intention to file an application to the Presidenza del Consiglio dei Ministri in accordance with the Italian Golden Power regulations (“GP Authorization”) and to make the Capital Increase of EUR 13,000,000, which would represent a 25% interest in Tekne, upon receipt of the GP Authorization. Subject to obtaining GP Authorization, the Company plans to obtain a 60% interest in Tekne from (i) the 2.9% interest obtained from Mr. D’Arrezzo in January 2026, (ii) the conversion of the Tekne Convertible Receivable into a 32.1% interest in Tekne, and (iii) the 25% interest obtained from the Capital Increase. Thereafter, the Company plans to obtain an additional 10% interest in Tekne from the Tekne Shareholders on a pro-rata basis, for EUR 6,000,000 paid in cash, which would result in the Company’s owning a 70% interest in Tekne.

Under the March Tekne Letter, the parties also agreed to (i) as part of a restructuring plan for Tekne under Italian law, a possible purchase or financial lease of an industrial complex located in the Municipality of Ortona (CH) in Contrada Villa Caldari and the development of further business lines between the Company, Nuburu Defense and Tekne, including the manufacture of mobile units for the dual-use production of drones and related components, and (ii) a spin-off from Tekne of its equity interest in Turismo Italia S.r.l. and certain vehicles. The Company, Nuburu Defense, and the Tekne Shareholders plan to negotiate in good faith and enter into definitive agreements to complete the transactions set forth in the March Tekne Letter.

Heckler & Koch AG Investment

As part of ongoing efforts to invest the Company's assets to build out its Defense and Security Platform, on February 6, 2026, we entered into a Securities Purchase Agreement (the “H&K Investment Agreement”) with Brick Lane pursuant to which we acquired from Brick Lane 295,000 shares (or approximately 0.8% of the outstanding common shares) of Heckler & Koch AG (“H&K”), a leading manufacturer of small firearms for NATO and EU countries whose shares are listed on Euronext Paris under the ticker MLHK, for an aggregate purchase price of $15,000,000, which was paid by Subordinated Convertible Note (the “H&K Investment Note”). The H&K Investment Note bears no interest except in the event of a default, has a March 19, 2027 maturity date, and is convertible for $0.756 per share, which was the closing volume-weighted average price on the day prior to the execution date of the H&K Investment Agreement, adjusted for the reverse stock split. Conversion of the note is limited in the event stockholder approval or an increase in authorized shares is required, or when conversion would result in Brick Lane and its affiliates beneficially owning more than 9.9% of our then outstanding shares of Common Stock. The H&K Investment Note is subordinate to (i) the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, and (ii) the December 2025 YA Debenture. We are also required to file a registration statement for the resale of shares of common stock issuable upon conversion of the H&K Investment Note, which we anticipate will occur in April.

Transfer of Outstanding Preferred Stock

As part of our ongoing efforts to eliminate liabilities and return to compliance with NYSE stockholder equity requirements, on February 6, 2026, we entered into an exchange agreement with Indigo Capital, pursuant to which we agreed to issue a pre-funded warrant (the “Indigo Pre-Funded Warrants”) in exchange for the transfer of 844,938 shares of our Series A Preferred Stock held by Indigo into our treasury (the “Indigo Exchange Agreement”). The 11,176,650 number of shares of Common Stock issuable under the Indigo Pre-Funded Warrants for a nominal exercise price of $0.0005 per share was determined using the closing volume-weighted average price on the day prior to the execution date of the Indigo Exchange Agreement. In accordance with the terms of the Indigo Pre-Funded Warrants, we may not issue or sell any shares of common stock to Indigo Capital under the Indigo Pre-Funded Warrants which would result in Indigo Capital and its affiliates beneficially owning more than 4.99% of the then outstanding shares of common stock. The Indigo Pre-Funded Warrants are exercisable immediately for three years until February 6, 2029.

February 2026 Offering

On February 17, 2026, the Company consummated a best efforts public offering (the "February 2026 Offering") of an aggregate of (i) 11,699,227 shares of Common Stock of the Company, (ii) pre-funded warrants (the "February 2026 Offering Pre-Funded Warrants") to purchase up to 10,162,680 shares of Common Stock (the "February 2026 Pre-Funded Warrant Shares"), and (iii) warrants (the "February 2026 Offering Common Warrants") to purchase up to 32,792,859 shares of Common Stock ("February 2026 Offering Common Warrant Shares"). Each purchaser of Shares (or February 2026 Offering Pre-Funded Warrants in lieu of Shares) received a February 2026 Offering Common Warrant exercisable for 150% of the aggregate number of Shares (or February 2026 Offering Pre-Funded Warrants in lieu of Shares) acquired by such purchaser. The combined offering price for each share of Common Stock and February 2026 Offering Common Warrant was $0.5489, and the combined offering price for each February 2026 Offering Pre-Funded Warrant and accompanying February 2026 Offering Common Warrant was $0.5484. The February 2026 Offering Pre-Funded Warrants have an exercise price of $0.0005 per share, are exercisable immediately and expire when exercised in full. Each February 2026 Offering Common Warrant has an exercise price per share equal to $0.6587 from the issuance date until the six-month anniversary of the issuance date and $0.5489 from the six-month anniversary of the issuance date until the five-year expiration date. The February 2026 Offering Common Warrants will be exercisable immediately for up to 18,218,255 February 2026 Offering Common Warrant Shares on a first come, first serve basis, with exercises for additional amounts being subject to the Company's having a sufficient number of available authorized shares.

The net proceeds of the February 2026 Offering, after deducting the fees and expenses of the February 2026 Placement Agent (as defined and described below) and other offering expenses payable by the Company, were approximately $11,000,000. The Company intends to use the net proceeds from the February 2026 Offering to pursue its announced business plans and for working capital and general corporate purposes.

In connection with the February 2026 Offering, on February 12, 2026, the Company entered into a Securities Purchase Agreement (the "February 2026 Purchase Agreement") with institutional investors. Pursuant to the February 2026 Purchase Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or file any registration statement or prospectus, or any amendment or supplement thereto for 60 days after the closing date of the February 2026 Offering, subject to certain exceptions. The Company agreed not to effect or enter into an agreement to effect any issuance of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock involving a Variable Rate Transaction (as defined in the February 2026 Purchase Agreement) until the earlier of six months from the date of the February 2026 Purchase Agreement or the date as of which the purchasers no longer hold at least 75% of the securities acquired under the February 2026 Purchase Agreement, subject to certain exceptions. Additionally, in connection with the February 2026 Offering, each of the officers and directors of the Company entered into lock-up agreements, pursuant to which they agreed not to sell or transfer any of the Company securities they hold, subject to certain exceptions, during the 60 days following the closing of the February 2026 Offering.

The February 2026 Purchase Agreement contains customary representations, warranties, agreements, and indemnification obligations of the Company. The representations, warranties and covenants contained in the February 2026 Purchase Agreement were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. A holder will not have the right to exercise any portion of the February 2026 Offering Common Warrants or February 2026 Offering Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% or 9.99%, as applicable, of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the February 2026 Offering Common Warrants or the February 2026 Offering Pre-Funded Warrants, respectively.

Pursuant to a Placement Agency Agreement (the "February 2026 Placement Agency Agreement") with Joseph Gunnar and Co., LLC (the "February 2026 Placement Agent"), the Company agreed to (i) pay a total cash fee equal to up to seven and a half percent (7.5%) of the aggregate gross proceeds raised in the February 2026 Offering for amounts up to and including $10,000,000, and an additional cash fee equal to six percent (6.0%) of the gross proceeds raised in the February 2026 Offering for amounts in excess of $10,000,000, (ii) reimburse for reasonable accountable and out-of-pocket expenses incurred relating to the February 2026 Offering up to $60,000, unless otherwise agreed, and (iii) issue to the February 2026 Placement Agent or its designees warrants (the "February 2026 Offering Placement Agent Warrants") to purchase up to an aggregate of 437,239 shares of Common Stock (the "Placement Agent Warrant Shares"). The February 2026 Offering Placement Agent Warrants have an exercise price of $0.6861 per share (which represents 125% of the combined public offering price per Share and accompanying February 2026 Offering Common Warrant), are exercisable beginning six months from the date of issuance and expire on the five-year anniversary of the closing date of the February 2026 Offering.

The shares of Common Stock, the February 2026 Offering Pre-Funded Warrants, the February 2026 Offering Pre-Funded Warrant Shares, the February 2026 Offering Common Warrants and a portion of the February 2026 Offering Common Warrant Shares were offered by the Company pursuant to a Registration Statement on Form S-1 filed with the SEC on February 10, 2026, under the Securities Act (File No. 333-293338), and declared effective by the SEC on February 12, 2026. The Company has agreed to maintain an effective registration statement for the resale of the initial February 2026 Offering Common Warrant Shares by investors and intends to file a registration statement in the future to register the remaining February 2026 Offering Common Warrant Shares not registered on this registration statement and the February 2026 Offering Placement Agent Warrant Shares. If at any time after the February 2026 Offering the February 2026 Offering Common Warrant Shares are not registered, a holder may exercise its February 2026 Offering Common Warrants on a cashless basis, subject to beneficial ownership limitations in the February 2026 Offering Common Warrants and the increase in available authorized shares.

February 2026 Reverse Stock Split

Trading of the Company’s Common Stock was halted by NYSE American on February 13, 2026, because the trading price dropped below NYSE American’s Minimum Trading Price of $0.10. The Company is conducting the February 2026 Reverse Stock Split immediately in order to return to compliance with the Minimum Trading Price requirement.

The February 2026 Reverse Stock Split became effective on February 27, 2026 (the “Effective Date”) after the close of market and that the Common Stock began trading on a split-adjusted basis at the commencement of trading on March 2, 2026 under the Company’s existing trading symbol “BURU.” The Common Stock was assigned a new CUSIP number, 67021W 400, in connection with the February 2026 Reverse Stock Split.

Prior to the February 2026 Reverse Stock Split, the Company had approximately 609,081,058 shares of Common Stock outstanding. After the February 2026 Reverse Stock Split, the Company has approximately 122,060,332 shares outstanding. On the Effective Date, the total number of shares of Common Stock was exchanged for the number of shares of Common Stock equal to (i) the number of issued and outstanding shares of Common Stock immediately prior to the February 2026 Reverse Stock Split, divided by (ii) 4.99, with such resulting number of shares rounded up to the nearest whole share. As a result, no fractional shares were issued in connection with the February 2026 Reverse Stock Split. Also on the Effective Date, all equity awards outstanding immediately prior to the February 2026 Reverse Stock Split were adjusted to reflect the February 2026 Reverse Stock Split.

The February 2026 Reverse Stock Split was effected pursuant to the Company’s filing of a Certificate of Amendment with the Secretary of State of the State of Delaware prior to the Effective Date. The Company is authorized to issue 900,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock. There was no change to the number of authorized shares of capital stock of the Company. The February 2026 Reverse Stock Split had no effect on the par value of the Common Stock or the Preferred Stock.

Immediately after the February 2026 Reverse Stock Split, each stockholder’s percentage ownership interest in the Company and proportional voting power was unchanged, except for minor changes and adjustments that resulted from the treatment of fractional shares. The rights and privileges of the holders of shares of Common Stock were unaffected by the February 2026 Reverse Stock Split.

Maddox Joint Venture

On February 26, 2026, the Company and Nuburu Defense entered into a Contractual Joint Venture Agreement (the “Maddox Agreement”), with Maddox, pursuant to which the Company and Maddox have established a contractual joint venture for the development of a modular, containerized, mobile additive manufacturing platform capable of producing drone components, pods, mission-critical structural parts and related components for defense and security applications (the “Maddox Program” or the “Maddox Product”).

Under the Maddox Agreement, the Maddox Program is structured in two phases. Phase I is the development phase, during which the Company will fund up to $4,000,000 (the “Development Funds”) for Maddox’s development of the first full operating container at its U.S. facility. The Company will be entitled to a governance, supervision, accounting, compliance and reporting allocation (the “Governance Allocation”) equal to 10% of the Development Funds. The Company is entitled to a total reimbursable amount (the “Reimbursable Amount”) consisting of the Development Funds actually funded and the Governance Allocation applicable to such Development Funds. During Phase I, a Steering Committee consisting of two representatives appointed by each of the Company and Maddox will supervise the execution of the Maddox Program. Decisions of the Steering Committee require majority approval and, in the event of a deadlock, the parties must follow the processes set forth in the Maddox Agreement. Phase I will continue until the Maddox Product has successfully completed factory and site acceptance testing and has been certified as market-ready by the Steering Committee.

Phase II is the commercialization phase, during which the parties will form a new entity (“NewCo”) that will be owned 60% by the Company and 40% by Maddox. NewCo will be governed by a board consisting of five members, three of whom are appointed by the Company and two of whom are appointed by Maddox. NewCo will be the exclusive commercial vehicle for sales and production of the Maddox Product. During Phase II, until the Reimbursable Amount has been fully repaid to the Company, all distributable profits of NewCo will be allocated to the Company and Maddox’s 40% equity interest in NewCo will be pledged in favor of the Company. Thereafter, distributions will be made in accordance with ownership percentages. NewCo will serve as prime contractor for U.S. and European Union (“EU”)/NATO contracts to the extent permissible; provided that, if necessary, Maddox may act as prime contractor on behalf of NewCo for U.S. contracts and the Company or Tekne S.p.A., pursuant to a technology transfer agreement with the Company, may act as prime contractor on behalf of NewCo for EU/NATO contracts. Maddox will lead commercial engagement in the U.S. and the Company will lead commercial engagement in the EU and NATO territories.

The Maddox Agreement has an initial five-year term and will automatically renew for successive one-year terms unless a party provides notice of non-renewal at least 90 days prior to the expiration of the current term. The Maddox Agreement contains customary representations, warranties, confidentiality provisions, indemnification and insurance obligations, deadlock procedures, provisions defining material breach and gross negligence by a party, and termination provisions.

Cooperation Agreement with Beryl

On March 3, 2026, Nuburu Defense entered into an International Cooperation Agreement (“Beryl Agreement”) with Tekne and Engineering Bureau Beryl LLC (“Beryl”), pursuant to which the parties will collaborate to support the deployment in Ukraine of a high-performance vehicle developed and manufactured by Tekne based on the Graelion platform, known as the “Tekne Graelion” (the “Graelion Product”). The Beryl Agreement provides a framework for the qualification, deployment, and coordinated industrial scaling of the Graelion Product in Ukraine. Tekne and Nuburu Defense are parties to the Network Contract, which is a specific form of joint-venture contractual agreement under Italian law, and this program is being entered into by Tekne and Nuburu Defense in connection with the Network Contract.

Beryl, a Ukrainian industrial company currently producing and supplying vehicles to Ukrainian military forces, is expected to verify compliance of the Graelion Product with the characteristics stated by the manufacturer, carry out mission-specific kit integration to bring the Graelion Product into conformity with the technical requirements of state customers in Ukraine, and demonstrate the Graelion Product to potential customers. Tekne will be the sole provider of the Graelion Product chassis and core technology required to operate the Graelion Product.

The Beryl Agreement provides a two-year exclusivity period during which (i) Beryl is prohibited from representing any product that competes with the Graelion Product, except for contracts entered into by Beryl prior to the effective date of the Beryl Agreement, and (ii) Tekne will not enter into negotiations with any other third party with respect to the deployment of the Graelion Product in Ukraine or development of the mission-specific kit integration of the Graelion Product. Under the Beryl Agreement, and as part of the Network Contract, Nuburu Defense and Tekne will establish a joint representative office in Kyiv to serve as the program’s operational, industrial and compliance coordination center. Under the Beryl Agreement, Nuburu Defense may provide capital, advance payments, and procurement support, enabling Tekne to acquire materials and components for the Graelion Product. Nuburu Defense and Tekne will jointly assess and determine the economic feasibility of any transaction involving the Product, including pricing, margin structure and overall program profitability thresholds.

SYME 3 Bond Subscription Agreement

On March 12, 2026, the Company entered into a Bond Subscription Agreement (the “SYME 3 Agreement”), with SYME 3, pursuant to which the Company agreed to subscribe and pay for initial bonds issued by SYME 3 in the nominal value of €5,250,000 with a maturity date in March 2029 (the “Initial Bonds”) for a subscription price of €5,250,000. SYME 3 is an affiliate of SYME. The full subscription price was paid on the issuance date by the offset of €4,824,294 in payments previously made by the Company to SYME 3 in September through November 2025 as SYME inventory advances.

SYME 3 may issue up to €30,000,000 in variable rate bonds due March 2029 (the “Bonds”), including the Initial Bonds, in order to fund inventory requirements of Tekne. The Bonds are held in dematerialized form with Euronext Securities Milan. The Bonds are obligations solely of SYME 3 and are secured by security interests in a Pegno Non Possessorio (a non-possessory pledge) under Italian law over the inventory of Tekne acquired with such funds and future receivables linked to such inventory; a pledge agreement over a bank account opened by SYME 3 entered into by SYME 3, as pledgor, and the Company, as secured creditor; and a pledge agreement over receivables and assignment of VAT receivables entered into by SYME 3, as pledgor, and the Company, as secured creditor. The Bonds accrue interest daily at a rate of 3-month Euro Interbank Offered Rate plus 7.5% per annum plus any additional margin (as provided in the SYME 3 Agreement), subject to a cap of 12% per annum, until the final maturity date in March 2029 (the “Final Maturity Date”). Interest payments are due on the 8th day of January, April, July and October, with the first payment date on July 8, 2026. Unless the Bonds are redeemed earlier, SYME 3 will redeem the Bonds at their principal amount outstanding at the Final Maturity Date. SYME 3 may redeem the Bonds early (i) at its option beginning after the first anniversary of the issuance date or (ii) in whole with 120 days’ notice without penalty on any bond payment date after the date of imposition of certain tax withholdings or deductions as set forth in the SYME 3 Agreement. The Company (or, if applicable, the representative of the bondholders, including the Company) may request mandatory redemption on a bond payment date upon giving at least 120 days’ notice prior to such bond payment date. The Bonds are freely transferable to a person or entity that qualifies as a “Professional Investor” under Italian law.

NUBURU, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2026	December 31, 2025
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$8,267,110	$24,661,284
Restricted cash	875,141	875,141
Accounts receivable, net	201,571	—
Inventories, net	293,499	—
SYME Convertible Note Receivable (related party)	1,950,631	—
Tekne Convertible Note Receivable	20,417,810	—
Subscription for Orbit shares (related party)	—	11,778,600
SYME inventory advance (related party)	—	5,668,545
Advance on Tekne Convertible Note Receivable	—	1,179,686
Prepaid expenses and other current assets (including $1,772,288 and $233,498 with related parties, respectively)	3,688,148	1,621,303
Total current assets	35,693,910	45,784,559
Goodwill	19,262,851	—
Intangible assets subject to amortization, net	2,799,968	—
Investments at fair value	12,664,441	—
SYME Bonds (related party)	5,647,818	—
SYME Convertible Note Receivable (related party)	—	2,351,602
Property and equipment, net	10,955	—
Equity method investment (related party)	—	949,806
Deposit on acquisition (related party)	—	733,272
Other assets	68,367	—
TOTAL ASSETS	$76,148,310	$49,819,239
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable (including $97,219 and nil with related parties, respectively)	$2,644,691	$2,130,686
Accrued expenses (including $2,474,831 and nil with related parties, respectively)	7,526,946	3,276,794
Current portion of debt (including $38,412,801 and $25,863,601 at fair value, respectively)	39,673,346	25,874,146
Preferred obligation related to Orbit Transaction (related party)	—	8,131,899
Shareholder advances	99,936	99,936
Preferred stock liability, $0.0001 par value; 50,000,000 shares authorized; 1,343,967 and 2,188,905 shares issued and outstanding, respectively	13,439,670	21,889,050
Total current liabilities	63,384,589	61,402,511
SEPA liability	2,994,500	3,201,500
Warrant liabilities	5,617,340	397,401
Contingent consideration (including $482,916 and nil with related parties, respectively)	625,491	—
Deferred tax liability	173,351	—
Other liabilities	252,467	—
TOTAL LIABILITIES	73,047,738	65,001,412
Commitments and Contingencies (Note 8)
Tekne Subordinated Convertible Note	928,000	—
Stockholders’ Equity (Deficit)
Common Stock, $0.0001 par value; 900,000,000 shares authorized; 154,588,426 and 92,816,561 shares issued and outstanding as of March 31, 2026 and December 31, 2025, respectively	15,459	9,282
Additional paid-in capital	203,069,515	185,288,376
Accumulated deficit	(200,939,729)	(200,479,831)
Accumulated other comprehensive income	27,327	—
Total Stockholders’ Equity (Deficit)	2,172,572	$(15,182,173)
TOTAL LIABILITIES, TEKNE SUBORDINATED CONVERTIBLE NOTE AND STOCKHOLDERS’ EQUITY (DEFICIT)	$76,148,310	$49,819,239

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NUBURU, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	Three Months Ended March 31,
	2026	2025
Revenue (including $30,012 and nil with related parties, respectively)	$407,644	$—
Cost of revenue	652,760	235,717
Gross loss	(245,116)	(235,717)
Operating expenses:
Research and development	67,500	184,563
Selling and marketing	1,977,525	543,337
General and administrative	5,614,686	2,078,805
Total operating expenses	7,659,711	2,806,705
Loss from operations	(7,904,827)	(3,042,422)
Non-operating income (loss):
Interest income	37,600	7,385
Interest expense (including $67,737 and nil with related parties, respectively)	(71,212)	(193,480)
Change in fair value of warrant liabilities	11,396,260	127,300
Loss on issuance of warrants and related costs	(8,206,193)	—
Change in fair value of debt	8,279,246	256,522
Loss on issuance of debt	(11,661,274)	(707,800)
Gain on initial recognition of Tekne Investment	84,000	—
Change in fair value of investments	(36,285)	—
Gain on issuance of SYME Bonds (related party)	49,514	—
Change in fair value of SYME Bonds (related party)	(33,038)	—
Change in fair value of contingent consideration (including $304,381 and nil with related parties, respectively)	300,364	—
Change in fair value of derivative liability (including $4,909,820 and nil with related parties, respectively)	4,909,820	37,900
Change in fair value of convertible notes receivable (including $219,000 and nil with related parties, respectively)	1,073,803	—
Remeasurement of subscription for Orbit shares (related party)	1,189,837	—
Remeasurement of Orbit equity method investment (related party)	(59,408)	—
Change in fair value of SEPA liability	228,935	—
Loss on extinguishment of debt (including nil and $27,139 with related parties, respectively)	—	(5,497,516)
Gain on sale of intellectual property intangible assets	—	8,961,872
Loss on impairment of inventories, property and equipment and operating lease right-of-use asset	—	(6,064,823)
Interest expense recognized on remeasurement of preferred stock liability	—	(10,398,050)
Other loss, net	(37,040)	(98,313)
Loss before provision for income taxes	(459,898)	(16,611,425)
Income tax provision	—	—
Net loss	(459,898)	(16,611,425)
Other comprehensive income:
Foreign currency translation adjustments	26,423	—
Defined benefit pension plan adjustments	904	—
Comprehensive loss	$(432,571)	$(16,611,425)

Net loss	$(459,898)	$(16,611,425)
Deemed dividend in connection with extinguishment of preferred stock through issuance of warrants	(474,058)	—
Reclassification of convertible preferred stock from mezzanine equity to liability	—	10,398,050
Deemed dividend in connection with modification of pre-funded warrants	—	(3,076,380)
Net loss available to common stockholders	$(933,956)	$(9,289,755)
Net loss per common share, basic and diluted (1)	$(0.01)	$(1.40)
Weighted-average common shares used to compute net loss per common share, basic and diluted (1)	118,226,181	6,628,195

(1)
Amount for 2025 has been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split, as defined and further described in Note 2.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NUBURU, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK, TEKNE SUBORDINATED CONVERTIBLE NOTE AND STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)

	Convertible Preferred Stock			Common Stock
	Shares	Amount	Tekne Subordinated Convertible Note	Shares (1)	Amount (1)	Additional Paid-in Capital (1)	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)
Balance as of December 31, 2024	2,388,905	$23,889,050	$—	4,062,974	$406	$93,969,693	$(131,806,605)	$—	$(37,836,506)
Reclassification of convertible preferred stock from mezzanine equity to current liabilities	(2,388,905)	(23,889,050)	—	—	—	—	10,398,050	—	10,398,050
Contributions from related party	—	—	—	—	—	110,000	—	—	110,000
Deemed dividend in connection with modification of pre-funded warrants	—	—	—	—	—	(936)	—	—	(936)
Issuance of Common Stock to extinguish debt	—	—	—	3,116,457	312	4,389,939	—	—	4,390,251
Shares issued in connection with exercise of warrants	—	—	—	2,606,875	261	673	—	—	934
Stock-based compensation	—	—	—	—	—	571,708	—	—	571,708
Net loss	—	—	—	—	—	—	(16,611,425)	—	(16,611,425)
Balance as of March 31, 2025	—	—	—	9,786,306	979	99,041,077	(138,019,980)	—	(38,977,924)
Balance as of December 31, 2025	—	—	—	92,816,561	9,282	185,288,376	(200,479,831)	—	(15,182,173)
Shares issued in connection with exercise of warrants	—	—	—	35,238,467	3,523	3,063,260	—	—	3,066,783
Issuance of Common Stock in connection with the SEPA	—	—	—	11,019,981	1,102	2,149,734	—	—	2,150,836
Unsold common stock issued under the SEPA	—	—	—	3,300,000	330	(330)	—	—	—
Issuance of Common Stock to extinguish debt	—	—	—	446,614	45	403,268	—	—	403,313
Issuance of Common Stock in connection with the February 2026 Offering, net of offering costs including fair value of the February 2026 Offering Placement Agent Warrants	—	—	—	11,699,226	1,170	183,848	—	—	185,018
Extinguishment of preferred stock through issuance of warrants				—	—	8,923,438	—	—	8,923,438
Deemed dividend in connection with extinguishment of preferred stock through issuance of warrants	—	—	—	—	—	(474,058)	—	—	(474,058)
Issuance of Tekne Subordinated Convertible Note	—	—	928,000	—	—	—	—	—	—
Premium on issuance of Lyocon Convertible Notes				—	—	172,000	—	—	172,000
Gain on extinguishment of Orbit Preferred Obligation in excess of derivative liability fair value, recognized as a capital contribution (related party)	—	—	—	—	—	784,807	—	—	784,807
Reclassification of derivative liability in connection with amendment to Orbit Preferred Obligation	—	—	—	—	—	2,505,010	—	—	2,505,010
Stock-based compensation	—	—	—	—	—	11,186	—	—	11,186
Foreign currency translation adjustments	—	—	—	—	—	—	—	26,423	26,423
Defined benefit pension plan adjustments	—	—	—	—	—	—	—	904	904
Common stock issued for services	—	—	—	67,577	7	58,976	—	—	58,983
Net loss	—	—	—	—	—	—	(459,898)	—	(459,898)
Balance as of March 31, 2026	—	$—	$928,000	154,588,426	$15,459	$203,069,515	$(200,939,729)	$27,327	$2,172,572

(1)
Amounts for 2025 have been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split, as defined and further described in Note 2.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NUBURU, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2026	2025
Cash Flows from Operating Activities:
Net loss	$(459,898)	$(16,611,425)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	112,175	446,449
Stock-based compensation	202,561	497,164
Provision for credit losses	12,245	—
Net change in employee benefit liability	6,610	—
Amortization of deferred financing costs	—	28,433
Deferred income tax expense (benefit)	—
Interest expense recognized on preferred obligation related to Orbit Transaction (related party)	67,737	—
Change in fair value of warrant liabilities	(11,396,260)	(127,300)
Loss on issuance of warrants and related costs	8,206,193	—
Change in fair value of debt	(8,279,246)	(256,522)
Loss on issuance of debt	11,661,274	707,800
Gain on initial recognition of Tekne Investment	(84,000)	—
Change in fair value of investments	36,285	—
Gain on issuance of SYME Bonds (related party)	(49,514)	—
Change in fair value of SYME Bonds (related party)	33,038	—
Change in fair value of contingent consideration (including $304,381 and nil with related parties, respectively)	(300,364)	—
Change in fair value of derivative liability (including $4,909,820 and nil with related parties, respectively)	(4,909,820)	(37,900)
Change in fair value of convertible notes receivable (including $219,000 and nil with related parties, respectively)	(1,073,803)	—
Remeasurement of subscription for Orbit shares (related party)	(1,189,837)	—
Remeasurement of Orbit equity method investment (related party)	59,408	—
Change in fair value of SEPA liability	(228,935)	—
Loss on extinguishment of debt (including nil and $27,139 with related parties, respectively)	—	5,497,516
Gain on sale of intellectual property intangible assets	—	(8,961,872)
Loss on impairment of inventories, property and equipment and operating lease right-of-use asset	—	6,064,823
Interest expense recognized on remeasurement of preferred stock liability	—	10,398,050
Changes in operating assets and liabilities:
Accounts receivable	293,562	—
Inventories	(46,470)	—
Prepaid expenses and other current assets	(169,049)	(42,171)
Accounts payable	(510,181)	(94,398)
Accrued expenses	(1,086,890)	681,210
Operating lease liability	—	(117,649)
Other liabilities	(12,770)	—
Net cash used in operating activities	(9,105,949)	(1,927,792)
Cash Flows from Investing Activities:
Cash paid for acquisition of controlling financial interest in Orbit, net of cash acquired	(540,915)	—
Cash paid for Lyocon Acquisition, net of cash acquired	(749,905)	—
Payments for acquisitions and investments (related party)	—	(600,000)
Payments under convertible notes receivable (related party)	(18,075,510)	(150,000)
Net cash used in investing activities	(19,366,330)	(750,000)
Cash Flows from Financing Activities:
Proceeds from debt borrowings	—	2,394,708
Repayments of debt	(1,712,314)	(835,316)
Proceeds received from the February 2026 Offering	11,994,929	—
Proceeds received from the SEPA	2,172,771	—
Payments of debt and equity issuance costs	(1,137,116)	(20,000)
Proceeds received from settlement	—	1,000,000

	Three Months Ended March 31,
	2026	2025
Proceeds from exercise of warrants	764,018	—
Net cash provided by financing activities	12,082,288	2,539,392
Effect of exchange rate changes on cash	(4,183)	—
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH DURING THE PERIOD	(16,394,174)	(138,400)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH ―BEGINNING OF PERIOD	25,536,425	209,337
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH ―END OF PERIOD	$9,142,251	$70,937
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$567,624	$—
Cash paid for income taxes	$39,330	$—
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Reclassification of warrant liability to equity upon exercise of warrants	$2,302,765	$934
Extinguishment of Preferred Stock through issuance of warrants	$8,449,380	$—
Deemed dividend in connection with extinguishment of preferred stock through issuance of warrants	$474,058	$936
Fair value of warrants issued as equity issuance costs	$185,018	$—
Issuance of Common Stock in connection with the SEPA	$2,150,836	$—
Issuance of Common Stock upon extinguishment or conversion of debt	$403,313	$4,390,251
SYME Inventory Advance applied to SYME Bonds	$5,668,545	$—
Investment in H&K through issuance of convertible note	$11,688,726	$—
Advance to Tekne applied to Tekne Convertible Note Receivable	$1,179,686	$—
Non-cash consideration transferred in Orbit Change of Control (related party)	$14,592,107
Gain on extinguishment of Orbit Preferred Obligation in excess of derivative liability fair value, recognized as a capital contribution (related party)	$784,807	$—
Non-cash consideration transferred in Lyocon Acquisition	$1,388,558	$—
Issuance of Tekne Subordinated Convertible Note	$928,000	$—
Premium on issuance of Lyocon Convertible Notes	$172,000	$—
Stock-based compensation expense included in accrued expenses	$25,000	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

NUBURU, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1. BACKGROUND AND ORGANIZATION

Nuburu, Inc. (“Nuburu” or the “Company”) was originally incorporated in Delaware on July 21, 2020 under the name Tailwind Acquisition Corp. (“Tailwind”) as a special purpose acquisition company, formed for the purpose of effecting an initial business combination with one or more target businesses. On September 9, 2020 (the “IPO Closing Date”), the Company consummated its initial public offering (the “IPO”). On January 31, 2023 (the "Closing Date"), the Company consummated a business combination with Nuburu Subsidiary, Inc. f/k/a Nuburu, Inc. (“Legacy Nuburu”), a privately held operating company which merged into the Company's subsidiary Compass Merger Sub, Inc. (the “Business Combination”) and changed its name to “Nuburu, Inc.,” and the Company became the owner, directly or indirectly, of all of the equity interests of Nuburu Subsidiary, Inc. and its subsidiaries.

In January 2025, the Company adopted a new business plan, as further described below. The Company is now a dual-use defense and security platform company focused on non-kinetic effects, directed-energy technologies, electronic warfare and software-orchestrated defense systems.

In October 2025, the Company made an investment, accounted for under the equity method, in Orbit S.r.l. (“Orbit”), as further described in Note 4, and in January 2026, the Company increased its ownership in Orbit to approximately 22% and obtained control, resulting in consolidation of Orbit’s operations beginning on that date. Additionally, in January 2026, the Company (i) completed its acquisition of 100% of Lyocon S.r.l. (“Lyocon”), which resulted in consolidation of Lyocon's operations beginning on that date and (ii) entered into strategic agreements with Tekne S.p.A (“Tekne”) through Nuburu Defense, LLC (“Nuburu Defense”), a wholly-owned subsidiary of Nuburu, including an initial equity investment of 2.9% and a convertible receivable supporting a broader defense collaboration. For additional information, see Note 4.

Throughout the notes to the condensed consolidated financial statements, unless otherwise noted, the “Company,” “we,” “us” or “our” and similar terms refer to Legacy Nuburu prior to the consummation of the Business Combination, and Nuburu and its subsidiaries after the consummation of the Business Combination.

Going Concern and Liquidity

The Company has not yet achieved full commercialization and is expected to incur losses until it does.

From inception through March 31, 2026, the Company has incurred operating losses and negative cash flows from operating activities. For the three months ended March 31, 2026 and 2025, the Company has incurred net losses of $459,898 and $16,611,425, respectively, and the Company has an accumulated deficit of $200,939,729 as of March 31, 2026. The Company expects to continue executing its comprehensive growth and diversification strategy, expanding into complementary domains such as defense-tech, security, and operational resilience solutions. The Company anticipates that it will incur net losses for the foreseeable future and, even if it increases its revenue, there is no guarantee that it will ever become profitable.

Until the Company can generate sufficient revenue, it plans to finance its business with the proceeds from the issuance and sale of debt or equity securities and borrowings under credit facilities, including sales pursuant to its standby equity purchase agreement (“SEPA”) with the SEPA Investor, each defined and further described in Note 13. There is no assurance that management's plans to obtain additional debt or equity financing or credit facilities will be successfully implemented or implemented on terms favorable to the Company.

The Company has identified conditions that raise substantial doubt about its ability to continue as a going concern within 12 months from the issuance of these condensed consolidated financial statements, including historical operating losses, negative cash flows from operations, significant debt service obligations, and reliance on external financing.

Management's plans to address these conditions involve a combination of available liquidity resources and financing strategies, including existing cash, potential monetization of financial assets, and access to financing arrangements. Execution of these plans depends on various assumptions and external factors, including market conditions and the Company’s ability to access capital on acceptable terms.

In January 2025, the Company adopted a new business plan focused on building a stable foundation for the future business, including addressing outstanding payables, entering into joint development agreements, and investing and acquiring controlling interests in strategic targets (the “Transformation Plan”). Management has implemented and continues to execute its Transformation Plan and has taken actions during 2025 and early 2026 to strengthen the Company’s financial position and liquidity profile. These actions include balance sheet improvements, enhanced access to the capital markets, and the establishment of a platform-based operating model through strategic investments and acquisitions.

The Company is also subject to execution risks related to the timing and realization of its strategic initiatives, as well as capital markets risks, including share price performance, trading volumes, and broader macroeconomic and geopolitical conditions, which may affect access to financing.

Notwithstanding these uncertainties, management believes that the actions taken to date represent a material improvement compared to prior periods and provide a credible path toward improved liquidity position and operating performance over time.

Management further believes that the successful execution of its Transformation Plan—particularly the acquisition of a controlling interest in Tekne, the full integration of Orbit, the acquisition of Lyocon and the expansion of the Company's laser business and the development and commercialization of capabilities with Maddox under the Maddox Agreement (as defined in Note 4)—would establish a scaled, integrated operating platform capable of generating sustainable revenues and improved liquidity, aligned with market demand.

Management believes that the actions described above could significantly reduce the conditions that raise substantial doubt of the Company’s ability to continue as a going concern. However, substantial doubt about the Company's ability to continue as a going concern remains.

NYSE Regulation Notice of Noncompliance

On April 29, 2025, the Company received a Notice of Noncompliance from NYSE Regulation indicating that the Company was not in compliance with Section 1003(a)(i) of the NYSE American LLC Company Guide (the “Company Guide”), which requires a company to maintain stockholders’ equity of $2,000,000 or more if it has reported losses from continuing operations or net losses in two of its three most recent fiscal years. As of March 31, 2026 and December 31, 2025, total stockholders’ equity (deficit) was $2,172,572 and $(15,182,173), respectively.

As required by the Company Guide, the Company submitted a detailed plan on May 29, 2025. The detailed plan advised NYSE Regulation of actions the Company has taken or will take to regain compliance with the continued listing standards by the compliance deadline of October 29, 2026. On July 22, 2025, the NYSE notified the Company that it had accepted the Company’s plan outlining definitive actions that the Company has taken or will take to regain compliance with NYSE’s continued listing standards (the “Compliance Plan”) and granted a plan period through October 29, 2026 (the “Plan Period”).

On May 12, 2026, the Company received a Notice of Noncompliance with NYSE American continued listing standards (the “2026 Notice”) indicating that the Company was not in compliance with Section 1003(a)(ii) of the Company Guide, which requires a company to maintain stockholders’ equity of $4.0 million or more if it has reported losses from continuing operations or net losses in three of its four most recent fiscal years. In connection with the 2026 Notice, the NYSE American is not requiring that a new compliance plan be provided by the Company and the Company will continue to operate in accordance with the Compliance Plan previously accepted by NYSE American. See Note 18 for additional information.

The NYSE will review the Company periodically for compliance with the Compliance Plan. If the Company is not in compliance with the continued listing standards by October 29, 2026, or if the Company does not make progress consistent with the Compliance Plan during the Plan Period, the NYSE American may initiate delisting proceedings as appropriate. However, the Company may appeal a staff delisting determination in accordance with the Company Guide.

The NYSE notice and NYSE’s acceptance of the Compliance Plan have no immediate effect on the listing or trading of the Company’s securities and the Company’s Common Stock will continue to trade on the NYSE American under the symbol “BURU” during the Plan Period with the designation of “.BC” to indicate that the Company is not in compliance with the NYSE American’s continued listing standards.

The Company believes that, upon consummation of certain of the transactions that it has recently announced, it will be able to regain compliance. However, such transactions are subject to regulatory approvals, stockholder approval, and other closing conditions and, as a result, may not be consummated. Even if consummated, such transactions may not achieve the anticipated results or benefits to the Company.

Inventory, Property and Equipment and Right-of-Use Asset Impairment

The Company leased approximately 27,900 square feet of office space in Centennial, Colorado under a noncancelable operating lease agreement. The original term of the lease was set to expire in December 2024, however, in November 2023, the Company elected to extend the lease through June 2025. As further described in Note 3, as of March 31, 2025, the Company was in default under its lease, and Centennial Tech Industrial Owner (the "Landlord") pursued available remedies in advance of the expiration of the lease term in June 2025. As such, during the first quarter of 2025, the Company determined that, based on the assumption that the Landlord would fully exercise its rights with respect to all assets remaining on the premises, (i) it no longer had control over the inventory and that recovery was not probable, therefore, inventory was written down to a net realizable value of zero, (ii) the carrying value of its property and equipment, all of which was at the leased location, was no longer recoverable, and the assets were written down to a net book value of $0, and (iii) the right-of-use asset associated with this lease was fully impaired, as the Company could no longer use the leased premises, each of which is recorded within loss on impairment of inventories, property and equipment and operating lease right-of-use asset on the consolidated statement of operations for the three months ended March 31, 2025. See Note 3 for additional information.

Certain Significant Risks and Uncertainties

The Company’s future operating results are subject to various risks and uncertainties, including its ability to obtain additional financing, achieve full commercialization, execute its Transformation Plan and strategic transactions, comply with applicable regulatory requirements, manage indebtedness and liquidity, and respond to competitive, geopolitical, and economic conditions, which could cause actual results to differ materially from expectations.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including Lyocon beginning January 15, 2026 (see Note 4), as well as entities in which the Company has a controlling financial interest, including Orbit, which was consolidated beginning January 15, 2026 (see Note 4). All significant intercompany balances and transactions have been eliminated.

February 2026 Reverse Stock Split

On February 27, 2026, the Company effected a 1-for-4.99 reverse stock split of its Common Stock (the “February 2026 Reverse Stock Split”) in order to return to compliance with the Minimum Trading Price requirement. Trading of the Company’s Common Stock was halted by NYSE American on February 13, 2026, because the trading price dropped below NYSE American’s Minimum Trading Price of $0.10. The Company’s Common Stock resumed trading on March 2, 2026. The February 2026 Reverse Stock Split affected all stockholders uniformly and did not impact the Company’s total stockholders’ deficit. Any fractional shares resulting from the February 2026 Reverse Stock Split were rounded up to one full share.

Proportional adjustments were made to the number of shares of Common Stock issuable upon exercise, vesting, or conversion of the Company's outstanding stock options, restricted stock units, warrants, convertible notes, preferred stock, and other instruments convertible into or exercisable for Common Stock, as well as the applicable exercise prices, conversion prices, and per share grant date fair values. All share and per share amounts presented in these condensed consolidated financial statements and accompanying notes — including but not limited to earnings per share, weighted-average shares outstanding, shares reserved under equity incentive plans and the employee stock purchase plan, and shares issuable under outstanding derivative and convertible instruments — have been retroactively adjusted to reflect the February 2026 Reverse Stock Split for all periods presented.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Estimates and assumptions made by management include, but are not limited to, fair value measurements, the valuation of assets acquired and liabilities assumed in business combinations, income taxes and related valuation allowances, and the allowance for credit losses. Such estimates may be subject to change as more current information becomes available and, accordingly, the actual results could differ significantly from those estimates.

Variable Interest Entities

The Company evaluates its interests in other entities to determine whether such entities are variable interest entities ("VIEs") and, if so, whether the Company is the primary beneficiary. An entity is a VIE if its total equity investment at risk is not sufficient to permit it to finance its activities without additional subordinated financial support or have equity investors that do not have the ability to make significant decisions relating to the entity’s operations through voting rights. The Company consolidates a VIE when it has both (i) the power to direct the activities that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company reassesses its VIE determinations on an ongoing basis.

Management must make judgments regarding the Company’s level of influence or control over an entity and whether or not the Company is the primary beneficiary of a variable interest entity. Consideration of various factors includes, but is not limited to, the Company’s ability to direct the activities that most significantly impact the entity’s economic performance, the Company’s form of ownership interest, the Company’s representation on the entity’s governing body, the size and seniority of the Company’s investment, the Company’s ability and the rights of other investors to participate in policy making decisions, the Company’s ability to replace the manager. Management’s ability to correctly assess its influence or control over an entity when determining the primary beneficiary of a VIE affects the presentation of these entities in the Company’s Consolidated Financial Statements.

If it is determined that the Company is the primary beneficiary of a non-consolidated VIE, the Company’s Consolidated Financial Statements would be updated to include the operating results of the VIE rather than the results of the variable interest in the VIE. The operating results of the VIE would be presented differently on the Company’s Consolidated Financial Statements and could have an impact on the Company’s operating results and financial position. Refer to Note 4 for description of the Company’s maximum exposure related to non-consolidated VIEs.

Foreign Currency Translation and Transactions

The reporting currency of our company is the U.S. dollar. The functional currency of our foreign operations generally is the applicable local currency for each foreign subsidiary and equity method investee. Assets and liabilities of foreign subsidiaries are translated at the spot rate in effect at the applicable reporting date. Generally, the amounts reported in our condensed consolidated statements of operations and comprehensive loss are translated at the average exchange rates in effect during the applicable period. The resulting unrealized cumulative translation adjustment, net of applicable income taxes, is recorded as a component of accumulated other comprehensive earnings or loss. Generally, the cash flows from our operations in foreign countries are translated at the average rate for the applicable period in our condensed consolidated statements of cash flows.

Transactions denominated in currencies other than our or our subsidiaries’ functional currencies are recorded based on exchange rates at the time such transactions arise. Changes in exchange rates with respect to amounts recorded in our condensed consolidated balance sheets related to these non-functional currency transactions result in transaction gains and losses that are reflected in our condensed consolidated statements of operations and comprehensive loss as unrealized (based on the applicable period end exchange rates) or realized upon settlement of the transactions. Such transactions were not material during the three months ended March 31, 2026.

Cash and Cash Equivalents

Cash equivalents are defined as short term, highly liquid investments, which are readily convertible to cash and have remaining maturities of three months or less at the date of acquisition. As of March 31, 2026 and December 31, 2025, cash was primarily held in accounts with a single financial institution that is a licensed and regulated digital banking platform operating under applicable foreign regulatory authorities. The Company has not experienced any losses in such accounts, nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents. However, any loss incurred or lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. As of each of March 31, 2026 and December 31, 2025, none of the Company's of the cash on hand was considered cash equivalents. Bank overdrafts at the Company's foreign consolidated subsidiaries and affiliates, if any, are classified as current borrowings within current financial liabilities on the condensed consolidated balance sheets.

Restricted Cash

Restricted cash represents funds held in U.S.-based banking collateral accounts maintained in connection with outstanding letters of credit related to our contemplated acquisition of a controlling interest in Tekne, as further described in Note 4, which exceeded Federal Deposit Insurance Corporation insurance limits of $250,000 as of March 31, 2026. The letters of credit expire in August 2027, and, in accordance with bank policy, the collateral will be released 30 days after the expiration date. The collateral funds are not invested and earn interest at a rate of 1% per annum. As of March 31, 2026 and December 31, 2025, restricted cash totaled $875,141 and $875,141 respectively, and is included in restricted cash on the consolidated balance sheets.

Concentrations of Credit Risk, Other Risks and Uncertainties

The Company's financial instruments that are subject to credit risk consist primarily of (i) cash and cash equivalents, (ii) the SYME Convertible Note Receivable and the Tekne Convertible Note Receivable (each as defined and described in Note 6), for which the fair value option has been elected and credit risk is reflected in the fair value measurement, and (iii) the SYME Bonds (as defined and described in Note 7). At March 31, 2026, substantially all of the Company's cash and cash equivalents were held in accounts with a single financial institution that is a licensed and regulated digital banking platform operating under applicable foreign regulatory authorities. In the event of a failure of the financial institution or restrictions on access to these funds, the Company’s liquidity and ability to fund operations could be materially adversely affected. Management believes the financial risk associated with these balances is minimal and has not experienced any losses to date.

During the three months ended March 31, 2026, one customer accounted for 74% of the Company’s revenue. As of March 31, 2026, four customers accounted for approximately 23%, 16%, 16%, and 15% of the Company's accounts receivable, respectively. The Company had no outstanding accounts receivable as of December 31, 2025.

Accounts Receivable and Allowance for Credit Losses

The Company evaluates financial assets measured at amortized cost for expected credit losses in accordance with ASC 326-20, Financial Instruments — Credit Losses ("CECL"). Financial assets within the scope of CECL include trade receivables. Financial assets for which the fair value option has been elected are excluded from the scope of CECL and are instead measured at fair value through net loss.

The Company estimates the allowance for credit losses on its financial assets within the scope of CECL based on historical loss experience, current conditions and reasonable and supportable forecasts affecting the collectability of the reported amounts. The estimate of expected credit losses considers, among other factors, the financial condition and creditworthiness of the borrower, the underlying collateral, macroeconomic conditions, and the expected duration of the asset. The Company may also incorporate probability-of-default and loss-given-default assumptions or other valuation techniques when appropriate. Adjustments to the allowance for credit losses are recognized in general and administrative expenses in the condensed consolidated statements of operations and comprehensive loss. Recoveries of amounts previously written off are recorded when received.

As of March 31, 2026, allowance for credit losses was $12,026. There were no accounts receivable as of December 31, 2025.

The Company writes off financial assets against the allowance when it determines the asset is uncollectible.

Inventories, Net

Cost of inventories is determined (i) for raw materials, using the first-in, first-out (“FIFO”) method and includes purchase price and other costs directly attributable to acquisition and (ii) for work in progress and finished goods, using the standard cost method, which approximates actual cost which includes direct materials, direct labor and a proportionate share of manufacturing overhead costs based on normal capacity. Standard costs are reviewed periodically and adjusted, as necessary, to approximate actual costs. The Company reviews inventories for excess, obsolete or slow-moving items and records write-downs to net realizable value when net realizable value is less than carrying value. The Company records provisions for excess and obsolete inventories based on factors such as forecasted demand, product life cycles, slow‑moving items and market conditions; such provisions are included in cost of revenue and are recorded as a reduction of the carrying value of inventories.

In addition, the Company may recognize separate impairment charges when events or changes in circumstances indicate that the carrying value of inventory is not recoverable. During the three months ended March 31, 2025, the Company incurred a loss on impairment of inventory in the amount of $1,526,467, which was recorded on the consolidated statement of operations within loss on impairment of inventories, property and equipment and operating lease right-of-use asset. Refer to Note 3 for further information. There was no impairment loss recognized during the three months ended March 31, 2026.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization of property and equipment on a straight-line basis for financial accounting purposes, and on an accelerated basis for tax purposes, over the estimated useful life of the respective asset.

Maintenance and repairs are charged to expense as incurred and major renewals or betterments which extend the life of such assets are capitalized based on the shorter of the life of the lease or the estimated useful life. The net gain or loss on property retired or otherwise disposed of is credited or charged to operating expenses and the costs and accumulated depreciation and amortization are removed from the accounts.

The estimated useful lives for each major depreciable classification of property and equipment are as follows:

Description of property and equipment	Years
Computer equipment	5
Machinery and equipment	6 - 7

During the three months ended March 31, 2025, the Company recorded a loss on impairment of property and equipment in the amount of $4,388,279, which was recorded on the consolidated statement of operations within loss on impairment of inventories, property and equipment and operating lease right-of-use asset. Refer to Note 3 for further information. There was no impairment loss recognized for the three months ended March 31, 2026.

Investments in Equity Securities

The Company's investments in equity securities are measured at fair value on a recurring basis, with changes in fair value recognized in change in fair value of investments in the condensed consolidated statements of operations and comprehensive loss and carrying values included within investments at fair value on the condensed consolidated balance sheet. For investments that would otherwise be accounted for under the equity method of accounting, the Company has elected the fair value option in accordance with ASC 825-10. The Company applies appropriate valuation techniques to determine fair value, maximizing the use of observable inputs to the extent available. Refer to Notes 4 and 7 for additional information regarding specific investments and the related fair value measurements.

Tekne Subordinated Convertible Note

Equity-classified instruments that are redeemable for cash or other assets upon the occurrence of events not solely within the Company's control are classified as temporary equity and presented between liabilities and stockholders' equity in accordance with ASC 480-10-S99-3A. Such instruments are initially recorded at fair value. Subsequent measurement depends on whether the instrument is currently redeemable or whether redemption is probable; if neither condition is met, the carrying amount is not remeasured. Refer to Note 4 for additional information regarding the Tekne Subordinated Convertible Note recorded within temporary equity.

Variable Interest Entities

The Company evaluates its interests in other entities to determine whether such entities are variable interest entities ("VIEs") and, if so, whether the Company is the primary beneficiary. An entity is a VIE if its total equity investment at risk is not sufficient to permit it to finance its activities without additional subordinated financial support. The Company consolidates a VIE when it has both (i) the power to direct the activities that most significantly impact the VIE's economic performance and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Company reassesses its VIE determinations on an ongoing basis.

Business Combinations

The results of a business acquired in a business combination are included in the Company’s financial statements from the date of acquisition with the associated purchase price allocated to the identifiable assets and liabilities of the acquired business at their acquisition date fair values in accordance with ASC Topic 805, Business Combinations (“ASC 805”). The excess of the purchase price over the amount allocated to the identifiable assets and liabilities, if any, is recorded as goodwill. Based on the nature of the businesses that the Company acquires, goodwill arising from acquisitions typically consists of synergies with previously acquired businesses and economies of scale resulting from centralizing shared service functions.

During the measurement period, which is up to one year from acquisition date, the Company may adjust provisional amounts that were recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

Determining the fair value of assets acquired and liabilities assumed requires management to make significant judgments and estimates, including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies.

Contingent consideration arrangements arising from business combinations are recognized at fair value as of the acquisition date as a component of the total consideration transferred. The Company classifies contingent consideration as a liability or equity based on the terms of the arrangement. Contingent consideration classified as a liability is remeasured each reporting period, with changes in the fair value included in the condensed consolidated statements of operations and comprehensive loss. Changes in fair value resulting from both the passage of time (i.e., accretion) and revisions to the amount or timing of estimated payments are classified in the same line item in the consolidated statements of operations and comprehensive loss. The classification of contingent consideration is reassessed at each reporting period. Contingent consideration classified as equity is not subsequently remeasured and its settlement is accounted for within equity.

Acquisition-related transaction costs are expensed in the period in which the costs are incurred.

For additional information regarding the Company's business combinations, see Note 4.

Goodwill and Intangible Assets

The Company’s primary intangible assets relate to (i) goodwill, (ii) developed technology, (iii) customer relationships and (iv) trademarks. Intangible assets acquired in connection with business combinations are initially recorded at their respective fair values. Goodwill represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired in a business combination and is allocated to reporting units. The Company has one reporting unit. The Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing a quantitative impairment test.

Goodwill and other intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment at least annually, or more frequently when events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset (or asset group) to the undiscounted future cash flows expected to be generated by the asset, and any impairment loss is measured as the amount by which the carrying amount exceeds the asset’s fair value.

For additional information regarding the Company's goodwill and intangible assets, see Note 4.

Post-Employment Benefits

The Company’s foreign consolidated subsidiaries and affiliates provide post-employment benefits to employees under the Trattamento di Fine Rapporto (“TFR”) as required by Italian law. TFR represents a statutory employee leaving indemnity obligation that is accrued on an individual employee basis and is generally payable upon termination of employment.

The TFR obligation is accounted for as a defined benefit plan. The related liability is measured based on the present value of the estimated future obligation. Remeasurements of the net defined benefit liability are recognized in accumulated other comprehensive income.

Revenue Recognition

Beginning in 2026, the Company’s primary business activity involves the sale of directed-energy systems, high-powered laser solutions, and integrated defense and security technologies, as well as related installation, support, and service offerings. The Company operates a dual-use business model, serving both defense and commercial markets across Europe and the United States.

Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services by following a five-step process: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognize revenue when or as the Company satisfies a performance obligation. At contract inception, the Company determines whether the goods or services to be provided are distinct and distinct within the context of the contract to determine whether the contract has a single performance obligation or multiple performance obligations. A performance obligation is distinct when it is separately identifiable from other items in a bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Standalone selling prices are primarily determined based on the prices contractually stated for each performance obligation, which the Company considers observable. When a standalone selling price is not directly observable — for example, in contracts containing multiple performance obligations without separately stated prices — the Company estimates the standalone selling price using the expected cost plus a margin approach, taking into consideration market conditions, customer-specific factors, and the Company’s pricing practices for similar offerings.

Payment terms vary by contract but generally range from 30 to 90 days. The Company has elected the practical expedient not to adjust the transaction price for the effects of a significant financing component when the period between transfer of goods or services and payment is one year or less. Amounts billed or collected in advance of revenue recognition are recorded as deferred revenue, which is a contract liability, and are recognized as revenue when the related performance obligations are satisfied. Contract assets represent revenue recognized in excess of billings for which the right to payment is conditional and are reclassified to accounts receivable when the right to consideration becomes unconditional.

Orbit

The Company’s contracts with customers may include multiple performance obligations, which primarily consist of (i) software-as-a-service (“SaaS”) and hosted software subscriptions, (ii) application maintenance services (“AMS”), and (iii) professional services. The transaction price is allocated to each performance obligation based on its relative standalone selling price.

SaaS and Hosted Software Subscriptions. The Company provides customers with hosted access to its or third party's software solutions under subscription arrangements, typically through customer-dedicated virtual machine environments based on a largely standardized product configuration. Revenue from SaaS and hosted software subscriptions is recognized ratably over the contractual subscription term.

Application Maintenance Services. AMS includes technical support, updates, and unspecified upgrades associated with legacy perpetual license arrangements. Revenue from AMS is recognized ratably over the service period.

Professional Services. Professional services consist primarily of implementation, integration, customization, data migration, and training services. Revenue from professional services is generally recognized as the services are performed. In certain cases, professional services are combined with SaaS subscriptions and recognized over the subscription term.

Upfront and Onboarding Activities. Upfront and onboarding activities generally do not transfer a distinct good or service and are deferred and recognized over the term of the associated SaaS arrangement.

For arrangements that involve third‑party software, cloud services or maintenance, the Company evaluates whether it acts as principal or agent in the transaction in accordance with ASC 606’s control‑based model. The Company is a principal when it controls the specified goods or services before they are transferred to the customer and therefore recognizes revenue on a gross basis for its proprietary SaaS and hosted software subscriptions, related support and maintenance, and for third‑party solutions when it is primarily responsible for fulfillment, has discretion in establishing pricing and is exposed to inventory or similar risks. The Company is an agent when its performance obligation is to arrange for a third party to provide the specified goods or services, in which case revenue is recognized on a net basis in the amount of any fee or commission retained.

Lyocon

Product Sales. The Company’s revenue is primarily derived from the sale of products. Revenue from product sales is recognized at a point in time when control of the product transfers to the customer, which occurs upon shipment or delivery, depending on the contractual shipping terms.

Professional Services. A small portion of the Company’s revenue is derived from services, which are generally limited in scope and duration. Revenue from services is recognized at a point in time when the services are performed.

The Company provides customers with a standard warranty, generally for a period of 12 months, which assures that its products are free from defects and comply with agreed-upon specifications at the time of sale. The Company accounts for these warranties as assurance-type warranties in accordance with ASC 460, Guarantees. The Company records an accrued warranty liability at the time of sale, with a corresponding charge to cost of sales, based on historical claim experience, estimated repair and replacement costs, and other relevant factors. The warranty liability is included in accrued liabilities or other current liabilities. The Company periodically evaluates the adequacy of the warranty reserve and adjusts the liability as necessary based on actual experience and changes in estimates, with such adjustments recorded in cost of sales.

Cost of Revenue

Cost of revenue primarily consists of the direct costs of providing services to customers, including employee compensation and related benefits, and materials, labor and manufacturing overhead related to products sold, including lower of cost or net realizable value adjustments and write-downs for excess or obsolete inventory, as applicable.

Research and Development Expenses

Research and development expenses ("R&D") consist primarily of compensation and related costs for personnel, including stock-based compensation, employee benefits, training, travel, third-party consulting services, laboratory supplies, and research and development equipment depreciation incurred to further our commercialization development efforts. We anticipate research and development expenses will increase significantly as we expand our product portfolio. R&D costs are charged to the statements of operations and comprehensive loss as incurred and are included in operating expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of compensation and related costs for the Company’s direct sales force, sales management, and marketing and include stock-based compensation, employee benefits, and travel for selling and marketing employees as well as costs related to trade shows, marketing programs, third-party consulting expenses, branding and public relations activities, and application lab depreciation expenses. The Company expects selling and marketing expenses to increase in future periods as it expands its sales force, marketing, and customer support organizations and increase its participation in trade shows and marketing programs. Selling and marketing costs are charged to the statements of operations and comprehensive loss as incurred and are included in operating expenses.

General and Administrative Expenses

The Company’s general and administrative expenses consist primarily of compensation and related costs for its finance, human resources and other administrative personnel, and include stock-based compensation, employee benefits and travel expenses. In addition, general and administrative expenses include the Company’s third-party consulting and advisory services, legal, audit, accounting services and facilities costs, as well as transaction expenses. The Company expects its general and administrative expenses to increase for the foreseeable future as it scales headcount with the growth of its business through acquisitions and investments, and as a result of operating as a public company, including compliance with the rules and regulations of the SEC, legal, audit, additional insurance expenses, investor relations activities, and other administrative and professional services. General and administrative costs are charged to the statements of operations and comprehensive loss as incurred and are included in operating expenses.

Recently Adopted Accounting Pronouncements

ASU 2024-04

In December 2024, the Financial Accounting Standards Board (“FASB") issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as induced conversions. The amendments expand the application of the induced conversion guidance to instruments with cash conversion features and establish three criteria that must be met for a settlement to qualify as an induced conversion: (1) the conversion privileges must be changed and exercisable only for a limited period of time, (2) the form and amount of consideration offered must be preserved from the original terms, and (3) the conversion feature must be substantive at both the issuance date and the date the offer is accepted. The Company adopted ASU 2024-04 effective January 1, 2026 on a prospective basis. The adoption of ASU 2024-04 did not have an impact on the Company's condensed consolidated financial statements.

New Accounting Pronouncements Not Yet Adopted

ASU 2024-03

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation and amortization) included in certain expense captions presented on the consolidated statement of operations. This new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either (1) prospectively to financial statements issued for periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the condensed consolidated financial statements. The Company is in the process of finalizing the disclosures that will be required by the adoption of the provisions of ASU 2024-03, and will adopt these amendments for annual disclosures in the Annual Report on Form 10-K for the year ending December 31, 2027.

ASU 2025-03

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. The amendments require an acquirer to apply the factors in ASC 805-10-55-11 through 55-15 to identify the accounting acquirer in a business combination in which the legal acquiree is a variable interest entity that meets the definition of a business and the transaction is effected primarily by exchanging equity interests, consistent with the framework used when the legal acquiree is a voting interest entity. The ASU is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, and is applied prospectively. Early adoption is permitted. The Company will continue to evaluate the impact of this guidance, which will depend on the nature of future business combinations.

ASU 2025-11

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) Narrow-Scope Improvements, which is intended to improve the navigability of the guidance in ASC 270, Interim Reporting, and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with GAAP. ASU 2025-11 also addresses the form and content of such financial statements, interim disclosures requirements, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statement disclosures.

NOTE 3. BALANCE SHEET COMPONENTS

Inventories, Net

Inventories, net as of March 31, 2026 consisted of the following:

March 31, 2026
Raw materials and supplies	$102,412
Work-in-process	111,270
Finished goods	79,817
Inventories, gross	293,499
Less: inventory reserve	—
Inventories, net	$293,499

During the three months ended March 31, 2026 and 2025, the Company recorded no charges related to net lower of cost or net realizable value. As of March 31, 2025, in connection with the lease default described above, inventory was written down to a net realizable value of zero through a $1,526,467 loss recorded within loss on impairment of inventories, property and equipment and operating lease right-of-use asset on the condensed consolidated statement of operations for the three months ended March 31, 2025.

Property and Equipment, Net

Property and equipment, net as of March 31, 2026 consisted of the following:

March 31, 2026
Machinery and equipment	$10,282
Computer equipment and software	2,275
Property and equipment, gross	12,557
Less: accumulated depreciation and amortization	(1,602)
Property and equipment, net	$10,955

As of March 31, 2025, in connection with the lease default described above, property and equipment was written down through a $4,388,279 loss recorded within loss on impairment of inventories, property and equipment and operating lease right-of-use asset on the condensed consolidated statement of operations for the three months ended March 31, 2025.

Depreciation and amortization expense related to property and equipment was immaterial and $446,449 for the three months ended March 31, 2026 and 2025, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets as of March 31, 2026 and December 31, 2025 consisted of the following:

	March 31, 2026	December 31, 2025
Receivables from related parties (1)	$1,306,336	$—
Interest receivable (2)	582,860	233,498
Prepaid services	485,669	601,415
Prepaid insurance	521,363	154,776
Value-added tax receivable	292,982	—
Prepaid professional fees	200,493	614,225
Prepaid subscriptions	85,272	—
Prepaid regulatory and listing fees	80,898	—
Security deposits	69,310	—
Contract assets (3)	30,527	—
Other prepaid expenses and other current assets	32,438	17,389
Total prepaid expenses and other current assets	$3,688,148	$1,621,303

(1)
The amount presented as of March 31, 2026 includes amounts receivable from RegTech Open Project PLC ("RegTech"), a United Kingdom company controlled by the Company's Executive Chairman and Co-Chief Executive Officer, and The AvantGarde Group ("TAG"), which is founded and owned by the Company's Executive Chairman and Co-Chief Executive Officer, of $1,160,603 and $145,733, respectively.
(2)
The amount presented as of March 31, 2026 includes interest receivable from related parties in connection with the SYME Convertible Note Receivable and the SYME Bonds of $415,469 and $37,203, respectively.
(3)
The amount presented as of March 31, 2026 includes contract assets with RegTech of $13,280.

Accrued Expenses

Accrued expenses as of March 31, 2026 and December 31, 2025 consisted of the following:

	March 31, 2026	December 31, 2025
Related party payables (1)	$2,474,831	$—
Accrued legal, accounting and professional fees	1,722,111	1,486,556
Accrued taxes payable	1,208,875	426,088
Accrued payroll and benefits	1,056,664	699,085
Accrued transaction costs related to the reverse recapitalization	503,600	503,600
Contract liabilities	428,346	—
Accrued interest	37,511	114,313
Current portion of lease liabilities	45,244	—
Warranty provision	11,498	—
Other	38,266	47,152
Total accrued expenses	$7,526,946	$3,276,794

(1)
The amount presented as of March 31, 2026 includes amounts payable to RegTech and TAG of $1,440,011 and $1,034,820, respectively.

Lease Default, Settlement, and Related Asset Impairments

The Company leased approximately 27,900 square feet of office space in Centennial, Colorado, with a lease term through June 2025. Operating lease cost was $102,938 for the three months ended March 31, 2025.

As of March 31, 2025, the Company was in default under the lease, and the Landlord pursued available remedies in advance of the lease term that expired in June 2025. In April 2025, the Landlord obtained a default judgment against the Company in the amount of $409,278, which accrued interest at a rate of 10% per annum beginning in March 2025 until paid in full.

The Landlord exercised its rights under the lease agreement and applicable law with respect to a lessee in default and such lessee’s assets located on the premises, including the removal and disposal of inventories and property and equipment remaining on the property. As such, during the first quarter of 2025, the Company determined that, based on the assumption that the Landlord would fully exercise its rights with respect to all assets remaining on the premises, (i) it no longer had control over the inventory and that recovery was not probable, therefore, inventory of $1,526,467 was written down to a net realizable value of zero, (ii) the carrying value of its property and equipment, all of which was at the leased location, was no longer recoverable, and the assets were written down to a net book value of $0 through an impairment of $4,388,279, and (iii) the right-of-use asset associated with this lease was fully impaired, as the Company could no longer use the leased premises, and an impairment of $150,077 was recognized, each of which is recorded within the aggregate $6,064,823 loss on impairment of inventories, property and equipment and operating lease right-of-use asset on the consolidated statement of operations for the three months ended March 31, 2025.

Consistent with the Company’s previously disclosed business plan for its future business, the Company does not believe that assets or equipment that remained on this leased property were critical to its new business strategy, given that it will not be conducting full-scale manufacturing or laser design or development that would involve the prior patent portfolio, which was transferred to its former secured lenders.

The Company is pursuing a lease for a replacement facility that is more appropriate for the Company’s new business strategy. However, entering into a new lease and appropriately equipping a new facility is costly and time-consuming and may cause delays in the Company’s progress with respect to the business plan focused on building a stable foundation for its future business.

Accounts Payable - 3(a)(10) Claims Settlement

In July 2025, the Company entered into a court-approved claims settlement (the “Silverback Claims Settlement”) with Silverback Capital Corporation (“Silverback”) pursuant to Section 3(a)(10) of the Securities Act, under which certain outstanding vendor liabilities were exchanged for shares of the Company’s Common Stock. The arrangement concluded in October 2025, at which time the parties agreed to settle all remaining obligations through the issuance of shares of Common Stock.

NOTE 4. ACQUISITIONS AND INVESTMENTS

Orbit Investment (Related-Party)

Orbit Equity Method Investment

On October 31, 2025, the Company, Nuburu Defense, Alessandro Zamboni (the Company's Executive Chairman and Co-Chief Executive Officer), and Vanguard Holdings S.r.l. (“Vanguard”), a newly-formed Italian limited liability company wholly owned by Alessandro Zamboni, entered into a Sale, Purchase and Investment Agreement (the “Orbit Agreement”) for the sale of all of the ownership interests in Orbit to Nuburu Defense (the “Orbit Transaction”).

•
Equity Infusion. Nuburu Defense may make up to a $5,000,000 equity investment in Orbit (the “Equity Infusion”). Under the Orbit Agreement, the Company has agreed to consummate the Equity Infusion in tranches, with the final tranche closing no later than October 7, 2028. During the fourth quarter of 2025, the Company paid $1,500,000 of the Equity Infusion amount in connection with the signing of the Orbit Agreement, resulting in its holding a 10.7% ownership interest in Orbit.
•
Orbit Consideration. In addition to the Equity Infusion, Nuburu Defense plans to acquire, in tranches by December 31, 2026, all outstanding capital stock of Orbit from Vanguard for an aggregate purchase price of $12,500,000, consisting of (i) $3,750,000 in cash and (ii) non-cash consideration worth $8,750,000 in the form of, (a) subject to obtaining stockholder approval, a variable number of preferred shares, or (b) if such stockholder approval is not obtained, an equivalent instrument of the Company or cash (the "Orbit Preferred Obligation"), which was amended on February 9, 2026 as further described below, (collectively, the “Orbit Consideration”). During the fourth quarter of 2025, the Company paid Orbit Consideration worth $3,750,000 (the "Advance Payment") by (i) offsetting of a credit owed by Mr. Zamboni to the Company of $1,350,000 related to a previous unsuccessful acquisition, and (ii) a cash payment of $2,400,000 to Mr. Zamboni.

Under the Orbit Agreement, the Company has the exclusive right to market, sell, promote and distribute the Orbit platform to the security sector globally for 36 months. Upon Nuburu Defense’s obtaining a 20% ownership interest in Orbit, which occurred in January 2026, Orbit’s bylaws were amended and new members of Orbit’s board of directors were appointed pursuant to the new bylaws. Following the appointment of the new directors to Orbit’s board of directors, Alessandro Zamboni was appointed as Chairman of Orbit and Nuburu Defense designated Orbit’s chief executive officer. Since Orbit was previously wholly owned by Alessandro Zamboni, our Executive Chairman and Co-Chief Executive Officer, indirectly through Vanguard, the Orbit Transaction constitutes a related party transaction under U.S. securities laws and, as a result, the Orbit Transaction and Orbit Agreement have been reviewed and approved by our independent directors and Audit Committee.

We accounted for our 10.7% interest in Orbit under the equity method of accounting, as we have the ability to exercise significant influence over Orbit based on rights and other terms contained in the Orbit Agreement. The initial cost of the investment in Orbit consisted of the fair value of the Orbit business, as determined by third-party valuation specialists using the income approach. Under the income approach, a discounted cash flow methodology was utilized, which estimates the present value of the Orbit equity at time of investment at an appropriate discount rate, and is a Level 3 nonrecurring fair value measurement within the fair value hierarchy due to the significant unobservable inputs.

As of December 31, 2025, the Company's investment in Orbit had a carrying value of $949,806. The carrying amount of the Company’s investment in Orbit exceeded its proportionate share of Orbit's net assets by approximately $1,112,750, primarily due to fair value step-ups associated with developed technology, which is amortized over 5 years, customer relationships, which are amortized over 7 years, and goodwill, which is not amortized. Additionally, the Company recorded assets related to (i) a subscription for Orbit shares of $11,778,600, which was comprised of the initial fair value of the Orbit Preferred Obligation of $8,028,600 and the Advance Payment of $3,750,000, and (ii) a deposit on acquisition of $733,272, which was comprised of cash paid during the fourth quarter of 2025 of $1,500,000 less the initial cost of the investment in Orbit and related transaction costs. As the Company's commitment to pay the Orbit Preferred Obligation was non-cancellable, binding and non-contingent as of the execution of the Orbit Agreement, the obligation represents a requirement to settle a fixed monetary amount using a variable number of shares or other assets, and is accounted for as a liability in accordance with ASC 480, which was initially recognized at fair value on a nonrecurring basis on the execution date of the agreement and is subsequently accreted to its redemption value as interest expense using the effective interest method through the expected settlement date of December 31, 2026. The fair value of the Orbit Preferred Obligation at inception was determined using a discounted cash flow methodology, which estimates the present value of the fixed settlement amount based on the expected settlement date and an appropriate discount rate, and is a Level 3 fair value measurement within the fair value hierarchy due to the significant unobservable inputs. During the three months ended March 31, 2026 and 2025, the Company recognized $67,737 and nil, respectively, of accretion on the Orbit Preferred Obligation, which is included in interest expense on the consolidated statement of operations for the three months ended March 31, 2026.

In connection with the Orbit Change of Control discussed below, the Company remeasured its previously held 10.7% equity interest to the $890,398 fair value as of the acquisition date, resulting in a loss of $59,408, which was recognized in remeasurement of Orbit equity method investment in the consolidated statement of operations for the three months ended March 31, 2026.

Orbit Change of Control

Effective as of January 15, 2026, the Company closed on a second tranche of such acquisition, resulting in the Company owning approximately 22% of Orbit and recomposing Orbit's Board of Directors, including the addition of Mr. Zamboni to the Board of Directors (the "Orbit Change of Control"). The Company concluded that Orbit is a VIE because the holders of the equity investment at risk, as a group, lack the power through voting rights to direct the activities that most significantly impact Orbit's economic performance. From January 15, 2026, Orbit's amended by-laws grant Nuburu Defense the right to designate two of three members of Orbit's board of directors and Orbit's chief executive officer, through which Orbit's annual budget, business plan and material financings are approved. The Company is Orbit's primary beneficiary because it has both the power to direct those activities and the obligation to absorb losses, and right to receive benefits, that could be significant to Orbit. Accordingly, the Orbit Change of Control was accounted for as a business combination using the acquisition method of accounting and Orbit was consolidated beginning January 15, 2026.

Orbit's assets are not contractually restricted to settling only Orbit's obligations, and Orbit's creditors have no recourse to the general credit of the Company. The Company's maximum exposure to loss is limited to its investment in Orbit (including goodwill) and the remaining unfunded portion of the Equity Infusion.

The preliminary purchase price was allocated to the acquired identifiable net assets of Orbit based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. Goodwill is not deductible for income tax purposes.

The following table summarizes the preliminary purchase price allocation of the Orbit Change of Control at the January 15, 2026 acquisition date:

Consideration transferred:
Cash consideration	$2,000,000
Deposit on acquisition	733,272
Subscription for Orbit shares at fair value (1)	12,968,437
Previously held equity interest (2)	890,398
Total consideration transferred	$16,592,107
Assets acquired:
Cash and cash equivalents	$1,459,085
Accounts receivable	263,613
Prepaid expenses and other current assets	1,677,545
Property and equipment	13
Developed technology	2,092,320
Customer relationships	139,488
Other assets	31,126
Total assets acquired	5,663,190
Liabilities assumed:
Accounts payable	906,589
Accrued expenses	4,667,433
Other liabilities	194,322
Contingent consideration (related party) (3)	790,432
Total liabilities assumed	6,558,776
Net identifiable assets acquired	(895,586)
Goodwill	17,487,693
Total consideration transferred	$16,592,107

(1)
The subscription for Orbit shares was remeasured to its acquisition date fair value of $12,968,437 using the fair value of the underlying Common Stock into which the Orbit Preferred Obligation is settleable, which is a non-recurring Level 1 fair value input in the fair value hierarchy as it incorporates observable inputs.
(2)
The previously held equity interest in Orbit was remeasured to its fair value at the acquisition-date, as described under Equity Method Investment above. The fair value of the equity interest in Orbit as of the acquisition date consisted of the fair value of the Orbit business, as determined by third-party valuation specialists using the income approach. Under the income approach, a discounted cash flow methodology was utilized, which estimates the present value of the Orbit equity at time of investment at an appropriate discount rate, and is a non-recurring Level 3 fair value measurement within the fair value hierarchy due to the significant unobservable inputs, including earnings before interest, taxes, and depreciation, and amortization margins, depreciation expense, capital and development expenditures, discount rates, and tax rates, among others.
(3)
In September 2025, Orbit acquired a risk-management software business branch from RegTech, which included contingent consideration that was assumed in the Orbit Change of Control. The contingent consideration consisted of a variable earnout equal to 10% of cash collections on commercial revenues of Orbit through September 30, 2028, capped at €1,000,000 (the "RegTech Contingent Consideration"). The RegTech Contingent Consideration was recognized at its acquisition-date fair value of $790,432 and is classified as a liability measured at fair value on the condensed consolidated balance sheet, with changes in the fair value of the contingent consideration recognized in change in fair value of contingent consideration on the condensed consolidated statements of operations and comprehensive loss. The fair value of the RegTech Contingent Consideration was determined using a Monte Carlo simulation approach based on forecasted collections of Orbit through September 30, 2028, which is a Level 3 fair value measurement within the fair value hierarchy due to the significant unobservable inputs, including projected collections and the discount rate. For additional information, refer to Note 7. Because RegTech is under the common control of the Company’s Executive Chairman and Co-CEO, the RegTech Contingent Consideration constitutes a related party transaction.

The amounts above represent the Company’s provisional fair value estimates related to the acquisition as of January 15, 2026, and are subject to subsequent adjustments as additional information is obtained during the applicable measurement period. The primary areas of estimation that are not yet finalized include the identifiable intangible assets. The identifiable intangible assets consist of developed technology and customer relationships, which were assigned fair values of $2,092,320 and $139,488, respectively. The Company will amortize the acquired developed technology and customer relationships intangible assets over their expected useful lives of five years and six years, respectively.

The developed technology intangible assets were valued using the relief from royalty method. The customer relationships intangible asset was valued using the multi-period excess earning method. These methods require several judgments and assumptions to determine the fair value of intangible assets, including revenue growth rates, discount rates, royalty rates, earnings before interest, taxes, and depreciation, and amortization margins, and tax rates, among others. These nonrecurring fair value measurements are Level 3 measurements within the fair value hierarchy.

The Company recognized $212,360 of acquisition-related costs for the three months ended March 31, 2026, which was included in general and administrative in the consolidated statement of operations.

The Company's condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026 include revenue of $67,279 and net income of $88,507 attributable to Orbit from the date of the Orbit Change of Control through March 31, 2026.

Amendment to Orbit Preferred Obligation

On February 9, 2026, the parties to the Orbit Agreement entered into an amendment to issue 10,020,040 shares of Common Stock (the "Orbit Settlement Shares") in lieu of the obligation to issue preferred shares under the Orbit Preferred Obligation, which the Company concluded (i) no longer met ASC 480 liability classification and (ii) resulted in an extinguishment of the original Orbit Preferred Obligation. As such, the Company derecognized the Orbit Preferred Obligation at its carrying value of $8,199,636 and recognized the amended obligation at fair value of approximately $7,414,830; the resulting $784,807 difference was recorded to additional paid-in capital as a capital transaction due to the related party counterparty. Until stockholder approval in March 2026, the obligation was accounted for as a derivative liability under ASC 815 and remeasured at fair value through the statement of operations. In March 2026, stockholders approved the issuance of the Orbit Settlement Shares, at which time the Company concluded the instrument qualified for equity classification, remeasured it to fair value of $2,505,010, with the change of $4,909,820 recognized within change in fair value of derivative liability on the condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026, and reclassified it to additional paid-in capital. The Orbit Settlement Shares are included in basic loss per share beginning in March 2026, when issuance was no longer contingent. The fair value of the Orbit Preferred Obligation was determined using the quoted closing price of the Company’s Common Stock, which represents a Level 1 measurement in the ASC 820 fair value hierarchy as it represents a quoted price in an active market for the Company's Common Stock.

Lyocon Acquisition

On January 15, 2026 (the “Lyocon Closing Date”), the Company consummated the acquisition of all of the ownership interests in Lyocon, an Italian laser-engineering and photonics company specializing in advanced laser sources, precision optical systems and customized laser platforms (the “Lyocon Acquisition”). Pursuant to a Purchase and Sale Agreement (the “Lyocon Purchase Agreement”), the Company paid $2,000,000 in consideration (the “Lyocon Consideration”) to the sellers, including (i) $750,000 in cash to the sellers on the Lyocon Closing Date, and (ii) the aggregate $1,250,000 principal amount of Lyocon Convertible Notes, as defined and further described in Note 10.

Under the Lyocon Purchase Agreement, the sellers may receive an earn out payment of up to an aggregate of $1,000,000 (the “Earn-out Cap”), which would be earned over a 5-year period, with potential earn-out payments being made at the end of 2028 and the end of 2030, upon achievement of certain milestones.

The Company may provide $1,000,000 in funding to Lyocon in the form of capital contributions or other debt facility, at the Company’s election (the “Lyocon Funding”), of which $500,000 was paid in the form of a debt facility on the Lyocon Closing Date, $250,000 is due within 12 months of the Lyocon Closing Date, and the remaining $250,000 is due within 24 months of the Lyocon Closing Date, but not later than December 31, 2027. In the event that the Company ceases to hold more than a 50% interest in Lyocon, any unpaid Lyocon Funding amount will become due and payable upon such loss of control of Lyocon. If the Company fails to make a Lyocon Funding payment when due, which is not remedied within 30 days from written notice thereof, the sellers will be entitled to an earn-out amount of 30% of the Earn-out Cap.

The Lyocon sellers are employed as managers of Lyocon and entitled to participate in the Company's equity incentive plan under which they may receive equity awards of Common Stock to be issued by the Company. Under the Company's equity incentive plan, (i) if the share price of Common Stock reaches $3.49 for over 20 consecutive trading days in 2026, the participant is entitled to equity awards equal to 0.07% of the Company’s market cap; (ii) if the share price of Common Stock reaches $4.99 for over 20 consecutive trading days in 2026, the participant is entitled to equity awards equal to 0.10% of the Company’s market cap; or (iii) if the share price of Common Stock reaches $9.98 for over 20 consecutive trading days in 2026, the participant is entitled to equity awards equal to 0.15% of the Company’s market cap. The highest target achieved within 2026 determines the value of the equity award for 2026 for each seller.

The Lyocon Acquisition was accounted for as a business combination using the acquisition method of accounting. The preliminary purchase price was allocated to the acquired identifiable net assets of Lyocon based on assessments of their respective fair values, and the excess of the purchase price over the fair values of these identifiable net assets was allocated to goodwill. Goodwill is primarily attributable to Lyocon's assembled workforce and expected synergies from integrating Lyocon's high-power laser design and manufacturing capabilities with the Company's existing blue laser technology platform. Goodwill is not deductible for income tax purposes.

The following table summarizes the preliminary purchase price allocation at the January 15, 2026 acquisition date:

Consideration transferred:
Cash consideration	$750,000
Lyocon Convertible Notes (1)	1,422,000
Contingent consideration (2)	138,558
Total consideration transferred	$2,310,558
Assets acquired:
Cash and cash equivalents	$95
Accounts receivable	243,765
Inventories, net of reserve	247,029
Prepaid expenses and other current assets	37,264
Property and equipment	12,543
Developed technology	348,720
Customer relationships	267,352
Other assets	45,383
Trade names and trademarks	62,770
Total assets acquired	1,264,921
Liabilities assumed:
Accounts payable	143,652
Accrued expenses	347,309
Deferred tax liability	173,351
Other liabilities	65,209
Total liabilities assumed	729,521
Net identifiable assets acquired	535,400
Goodwill	1,775,158
Total consideration transferred	$2,310,558

(1)
The Lyocon Convertible Notes were measured at the aggregate initial fair value of $1,422,000 at the acquisition date using a combined approach which utilizes both a Black-Scholes option pricing model for the conversion feature and a discounted cash flow to value the debt component. These measurements are non-recurring Level 3 inputs in the fair value hierarchy as they incorporate significant unobservable inputs, including assumed volatility, yield curves and discount rates. For additional information, see Note 10.
(2)
The fair value of the contingent consideration was estimated using a Monte Carlo simulation incorporating management's projections of Lyocon's EBITDA performance and a risk-adjusted discount rate. For additional information, see Note 7.

The amounts above represent the Company’s provisional fair value estimates related to the acquisition as of January 15, 2026, and are subject to subsequent adjustments as additional information is obtained during the applicable measurement period. The primary areas of estimation that are not yet finalized include the identifiable intangible assets. The identifiable intangible assets consist of developed technology, customer relationships, and trademarks and trade names, which were assigned fair values of $348,720, $267,352, and $62,770 respectively. The Company will amortize the acquired developed technology, customer relationships, and trademarks and trade name intangible assets over their expected useful lives of eight years, eight years, and five years, respectively.

Both the trademarks and trade names and the developed technology intangible assets were valued using the relief from royalty method. The customer relationships intangible asset was valued using the multi-period excess earning method. These methods require several judgments and assumptions to determine the fair value of intangible assets, including revenue growth rates, discount rates, royalty rates, earnings before interest, taxes, and depreciation, and amortization margins, and tax rates, among others. These nonrecurring fair value measurements are Level 3 measurements within the fair value hierarchy.

Under the Lyocon Purchase Agreement, the sellers may receive contingent consideration in the form of an earn-out of up to $1,000,000 in the aggregate (the "Lyocon Contingent Consideration"), payable over a five-year period ending in 2030. The earn-out is based on the achievement of EBITDA performance targets relative to a business plan established at closing. Cash payments are due at the end of 2028 and 2030. The range of undiscounted amounts the Company could be required to pay under the earn-out arrangement is $0 to $1,000,000. In the event of a change of control of Lyocon, the remaining unpaid earn-out becomes due, subject to reduction or elimination based on Lyocon's most recent EBITDA performance. The acquisition-date fair value of the contingent consideration was determined to be $138,558 and is classified as a liability measured at fair value on the condensed consolidated balance sheet, with changes in the fair value of the contingent consideration recognized in change in fair value of contingent consideration on the condensed consolidated statements of operations and comprehensive loss.

The Company recognized $308,169 of acquisition-related costs for the three months ended March 31, 2026, which was included in general and administrative in the consolidated statement of operations.

The Company's condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026 include revenue of $340,365 and net loss of $7,466 attributable to Lyocon from the Lyocon Closing Date through March 31, 2026.

Pro Forma Information for Orbit Change of Control and Lyocon Acquisition

The following unaudited pro forma consolidated operating results give effect to (i) the Orbit Change of Control and (ii) the Lyocon Acquisition as if they had been completed as of January 1, 2025. These pro forma amounts are not necessarily indicative of the operating results that would have occurred if these transactions had occurred on such date. The pro forma adjustments are based on certain assumptions that we believe are reasonable.

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Revenue	$479,546	$140,498
Net loss	$(331,491)	$(181,479)

Tekne Transaction

On January 13, 2026, the Company executed agreements regarding (i) the establishment of a Network Contract, a form of joint-venture agreement under Italian law, further described in Note 6, (ii) the Company's acquisition of an initial 2.9% interest in Tekne (the "Tekne Investment"), and (iii) the provision of a €13,000,000 convertible receivable facility to Tekne (the "Tekne Convertible Note Receivable"), further described in Note 6. In connection with these arrangements, the parties agreed that the Tekne Financial Assurances (which consist of $4,200,000 in assets placed in escrow by S.F.E. Equity Investments SARL (“SFE EI”) for purposes of guaranteeing the Company's performance obligations in connection with acquiring an interest in Tekne and $875,000 in cash collateral provided by the Company and used to obtain letters of credit for Tekne) will remain in place for the foreseeable future.

During the fourth quarter of 2025, in connection with a letter contemplating the execution of such agreements, the Company paid $1,179,686 as an advance of the Tekne Convertible Note Receivable, which was recorded within advance on Tekne Convertible Note Receivable on the consolidated balance sheet as of December 31, 2025 and was subsequently applied to the Tekne Convertible Note Receivable in January 2026.

In a letter, dated March 19, 2026 (the “March Tekne Letter”), among us, Nuburu Defense and the Tekne Shareholders (as defined in the March Tekne Letter), the Company agreed to increase the amount of the Tekne Convertible Note Receivable from €13,000,000 to €16,692,000, which would represent a 32.1% interest in Tekne. The Company confirmed its intention to file an application to the Presidenza del Consiglio dei Ministri in accordance with the Italian Golden Power regulations (“GP Authorization”) and to make an additional investment of €13,000,000 in newly issued shares (the "Capital Increase"), which would represent a 25% interest in Tekne, upon receipt of the GP Authorization. Subject to obtaining GP Authorization, the Company plans to obtain a 60% interest in Tekne from (i) the 2.9% Tekne Investment, (ii) the conversion of the Tekne Convertible Note Receivable into a 32.1% interest in Tekne, and (iii) the 25% interest obtained from the Capital Increase. Thereafter, the Company plans to obtain an additional 10% interest in Tekne from the Tekne Shareholders on a pro-rata basis, for €6,000,000 paid in cash, which would result in the Company owning a 70% interest in Tekne.

Under the March Tekne Letter, the parties also agreed to (i) as part of a restructuring plan for Tekne under Italian law, a possible purchase or financial lease of an industrial complex located in the Municipality of Ortona (CH) in Contrada Villa Caldari and the development of further business lines between the Company, Nuburu Defense and Tekne, including the manufacture of mobile units for the dual-use production of drones and related components, and (ii) a spin-off from Tekne of its equity interest in Turismo Italia S.r.l. and certain vehicles. The Company, Nuburu Defense, and the Tekne Shareholders plan to negotiate in good faith and enter into definitive agreements to complete the transactions set forth in the March Tekne Letter.

Tekne Investment and Tekne Subordinated Convertible Note. The Company entered into the Share Transfer and Shareholder Convertible Loan Agreement (the “Tekne Purchase Agreement”) with Mr. D’Arrezzo, Carlo Ulacco, and Andrea Lodi, the shareholders of Tekne. Under the Tekne Purchase Agreement, Mr. D’Arrezzo agreed to sell a 2.9% interest in Tekne to the Company or its subsidiary, in exchange for the issuance of a Subordinated Convertible Note (the “Tekne Subordinated Convertible Note”) in the principal amount of $1,740,000 by the Company to Mr. D’Arrezzo. The Tekne Subordinated Convertible Note may be converted into 1,394,790 shares of Common Stock at a fixed conversion price of $1.25 per share of Common Stock. The Tekne Subordinated Convertible Note has a maturity date of January 31, 2027, bears no interest except in the event of a default, and may not be repaid or redeemed in cash. The Tekne Subordinated Convertible Note may either be converted into shares of Common Stock following the receipt of the Italian government regulatory approvals required to approve the Company’s acquisition of a controlling interest in Tekne, or the Tekne Subordinated Convertible Note will be automatically extinguished upon the exercise of put and call options for the required transfer of the 2.9% interest in Tekne from the Company back to Mr. D’Arrezzo, if the required regulatory approvals are not obtained. The call option held by Mr. D’Arrezzo may be exercised at his sole discretion. Upon the transfer of the 2.9% interest to the Company, an Observer is being appointed to Tekne’s board of directors acceptable to the Company, Mr. Sinnott, an employee of the Company, will remain as a director of Tekne, certain administrative structures will be adopted by Tekne, Tekne will evaluate the adoption of Orbit’s “operational resilience” platform, and Tekne’s financial reporting processes will be adjusted to comply with U.S. GAAP.

The Company elected the fair value option to account for the Tekne Investment, whereby the Tekne Investment is measured at fair value on a recurring basis, with the carrying value reflected in investments at fair value on the condensed consolidated balance sheet and changes in fair value reflected in change in fair value of investments on the condensed consolidated statement of operations. For additional information, see Note 7.

The Tekne Subordinated Convertible Note qualified for equity classification under ASC 815 because it is settleable only in shares of Common Stock. Because the Note may be cancelled in exchange for re-transfer of the 2.9% Tekne interest if the required Italian regulatory approvals are not obtained, an event not solely within the Company's control, it was classified as temporary equity under ASC 480-10-S99-3A and presented between liabilities and stockholders' equity on the condensed consolidated balance sheet. The Tekne Subordinated Convertible Note is not currently redeemable, and the Company determined that redemption was not probable; accordingly, the carrying amount is not remeasured. The Tekne Subordinated Convertible Note was initially recorded at its issuance-date fair value of $928,000, estimated using a probability-weighted scenario analysis reflecting (i) conversion into shares of Common Stock if the required Italian regulatory approvals are obtained, valued at the Company's closing stock price on the date of issuance, and (ii) extinguishment of the Tekne Subordinated Convertible Note for no consideration under the put and call options if such approvals are not obtained. The scenario probabilities are unobservable inputs, and the measurement is a non-recurring Level 3 fair value measurement. The difference between the initial fair value of the Tekne Investment and the initial fair value of the Tekne Subordinated Convertible Note of $84,000 was recognized within gain on initial recognition of Tekne Investment on the condensed consolidated statement of operations and comprehensive loss for the three months ended March 31, 2026.

Determination Regarding Influence Over Tekne

The Company holds a 2.9% equity interest in Tekne and has evaluated whether its involvement constitutes significant influence under ASC 323. The Company elected the fair value option under ASC 825-10 for both the Tekne Investment and the Tekne Convertible Note Receivable, the following addresses whether significant influence exists irrespective of that election.

The Company concluded that it does not exercise significant influence over Tekne based on the following: (i) its 2.9% ownership interest is well below the 20% presumption in ASC 323-10-15-8, and no additional voting or convertible interests have been acquired as of March 31, 2026, as the contemplated Capital Increase and note conversion each require Italian Golden Power regulatory approval not yet obtained, (ii) Mr. Anthony Sinnott, a part-time non-executive employee of the Company, serves as a Tekne director, but his appointment predates the Company’s investment, was made independently by Tekne’s shareholders, and does not represent the Company, the Company holds no contractual right to designate or remove any Tekne director, and its contractual observer right carries no vote or decision-making authority, (iii) the Company does not participate in establishing Tekne’s operating or financial policies, which are controlled by Tekne’s majority shareholders, (iv) the Network Contract arrangements and Tekne Convertible Note Receivable carry creditor-protective covenants but do not confer power to direct Tekne’s significant activities, and (v) there is no interchange of managerial personnel and Tekne is not dependent on the Company for technology or management.

The Company will reassess significant influence in future periods, including upon receipt of Golden Power regulatory approval, exercise of the Capital Increase, or conversion of the Tekne Convertible Note Receivable.

Cooperation Agreement with Beryl

On March 3, 2026, Nuburu Defense entered into an International Cooperation Agreement (“Beryl Agreement”) with Tekne and Engineering Bureau Beryl LLC (“Beryl”), pursuant to which the parties will collaborate to support the deployment in Ukraine of a high-performance vehicle developed and manufactured by Tekne based on the Graelion platform, known as the “Tekne Graelion” (the “Graelion Product”). The Beryl Agreement provides a framework for the qualification, deployment, and coordinated industrial scaling of the Graelion Product in Ukraine. Tekne and Nuburu Defense are parties to the Network Contract, which is a specific form of joint-venture contractual agreement under Italian law, and this program is being entered into by Tekne and Nuburu Defense in connection with the Network Contract.

Beryl, a Ukrainian industrial company currently producing and supplying vehicles to Ukrainian military forces, is expected to verify compliance of the Graelion Product with the characteristics stated by the manufacturer, carry out mission-specific kit integration to bring the Graelion Product into conformity with the technical requirements of state customers in Ukraine, and demonstrate the Graelion Product to potential customers. Tekne will be the sole provider of the Graelion Product chassis and core technology required to operate the Graelion Product.

The Beryl Agreement provides a two-year exclusivity period during which (i) Beryl is prohibited from representing any product that competes with the Graelion Product, except for contracts entered into by Beryl prior to the effective date of the Beryl

Agreement, and (ii) Tekne will not enter into negotiations with any other third party with respect to the deployment of the Graelion Product in Ukraine or development of the mission-specific kit integration of the Graelion Product. Under the Beryl Agreement, and as part of the Network Contract, Nuburu Defense and Tekne established a joint representative office in Kyiv to serve as the program’s operational, industrial and compliance coordination center. Under the Beryl Agreement, Nuburu Defense may provide capital, advance payments, and procurement support, enabling Tekne to acquire materials and components for the Graelion Product. Nuburu Defense and Tekne will jointly assess and determine the economic feasibility of any transaction involving the Graelion Product, including pricing, margin structure and overall program profitability thresholds.

Heckler & Koch AG Investment

As part of ongoing efforts to invest the Company's assets to build out its Defense and Security Platform, on February 6, 2026, the Company entered into a Securities Purchase Agreement (the “H&K Investment Agreement”) with Brick Lane Capital Management Limited (“Brick Lane”) (the "H&K Transaction") pursuant to which the Company acquired from Brick Lane 295,000 shares (or approximately 0.8% of the outstanding common shares) of Heckler & Koch AG (“H&K”) (the "H&K Investment"), a leading manufacturer of small firearms for NATO and EU countries whose shares are listed on Euronext Paris under the ticker MLHK, for an aggregate purchase price of $15,000,000, which was paid by a Subordinated Convertible Note (the “2026 Brick Lane H&K Investment Note”), which is further described in Note 10.

The H&K Investment is classified as an equity security under ASC 321 and is measured at fair value based on quoted market prices, with changes in fair value, including those related to foreign currency exchange, recognized in change in fair value of investments on the condensed consolidated statement of operations and the carrying value included within investments at fair value on the condensed consolidated balance sheet. For additional information, see Note 7.

Transaction expenses of $22,134 were incurred in connection with the H&K Transaction, and are included in general and administrative on the consolidated statements of operations and comprehensive loss during the three months ended March 31, 2026.

Maddox Joint Venture

On February 26, 2026, the Company and Nuburu Defense entered into a Contractual Joint Venture Agreement (the “Maddox Agreement”), with Maddox Defense Incorporated (“Maddox”), pursuant to which the Company and Maddox have established a contractual joint venture for the development of a modular, containerized, mobile additive manufacturing platform capable of producing drone components, pods, mission-critical structural parts and related components for defense and security applications (the “Maddox Program” or the “Maddox Product”).

Under the Maddox Agreement, the Maddox Program is structured in two phases:

•
Phase I is the development phase, during which the Company will fund up to $4,000,000 (the “Development Funds”) for Maddox’s development of the first full operating container at its U.S. facility. The Company will be entitled to a governance, supervision, accounting, compliance and reporting allocation (the “Governance Allocation”) equal to 10% of the Development Funds. The Company is entitled to a total reimbursable amount (the “Reimbursable Amount”) consisting of the Development Funds actually funded and the Governance Allocation applicable to such Development Funds. During Phase I, a Steering Committee consisting of two representatives appointed by each of the Company and Maddox will supervise the execution of the Maddox Program. Decisions of the Steering Committee require majority approval and, in the event of a deadlock, the parties must follow the processes set forth in the Maddox Agreement. Phase I will continue until the Maddox Product has successfully completed factory and site acceptance testing and has been certified as market-ready by the Steering Committee.
•
Phase II is the commercialization phase, during which the parties will form a new entity (“NewCo”) that will be owned 60% by the Company and 40% by Maddox. NewCo will be governed by a board consisting of five members, three of whom are appointed by the Company and two of whom are appointed by Maddox. NewCo will be the exclusive commercial vehicle for sales and production of the Maddox Product. During Phase II, until the Reimbursable Amount has been fully repaid to the Company, all distributable profits of NewCo will be allocated to the Company and Maddox’s 40% equity interest in NewCo will be pledged in favor of the Company. Thereafter, distributions will be made in accordance with ownership percentages. NewCo will serve as prime contractor for U.S. and European Union (“EU”)/NATO contracts to the extent permissible; provided that, if necessary, Maddox may act as prime contractor on behalf of NewCo for U.S. contracts and the Company or Tekne, pursuant to a technology transfer agreement with the Company, may act as prime contractor on behalf of NewCo for EU/NATO contracts. Maddox will lead commercial engagement in the U.S. and the Company will lead commercial engagement in the EU and NATO territories.

The Maddox Agreement has an initial five-year term and will automatically renew for successive one-year terms unless a party provides notice of non-renewal at least 90 days prior to the expiration of the current term. The Maddox Agreement contains customary representations, warranties, confidentiality provisions, indemnification and insurance obligations, deadlock procedures, provisions defining material breach and gross negligence by a party, and termination provisions.

As Maddox is compensated for development services and does not share in the Maddox Program’s commercial risks and rewards, the arrangement is not a collaborative arrangement, therefore the Company accounts for its Phase I activities under the Maddox Agreement in accordance with ASC Topic 730, Research and Development. Accordingly, such amounts are expensed as research and development costs as incurred. No Phase I costs are capitalized, as such costs relate to project-specific activities with no alternative future use. Nonrefundable advance or milestone payments are recorded as prepaid assets and recognized as research and development expense as the related services are performed. For the three months ended March 31, 2026, the Company recognized $67,500 in research and development expense under the Maddox Program, which was included within accounts payable on the condensed consolidated balance sheet as of March 31, 2026. Through the date of issuance of this Quarterly Report, approximately $289,000 of cash payments had been made under the Maddox Program.

SYME

Strategic Investment (Related Party)

Supply@ME Capital Plc (“SYME") and its operating subsidiaries provide its platform for use by manufacturing and trading companies to access inventory trade solutions, enabling their businesses to generate cashflow, through a non-credit arrangement and without incurring debt. This is achieved by their existing eligible inventory being added to the platform and then monetized through purchases by third-party inventory funders. The inventory to be monetized can include warehoused goods waiting to be sold to end-customers or goods that are part of a typical import/export transaction.

During the year ended December 31, 2025, in connection with the inventory monetization program discussed above, the Company advanced $5,668,545 to a special purpose vehicle (“SPV”) affiliated with SYME (the “SYME Inventory Advance”), pursuant to advance payment letters in connection with a proposed subscription of a financial instrument to be issued by the SPV with the aim of monetizing the inventory of Tekne. The amount advanced during 2025 was applied to the SYME Bonds in March 2026, as further described below.

SYME 3 Bond Subscription Agreement (Related Party)

On March 12, 2026, the Company entered into a Bond Subscription Agreement (the “SYME 3 Agreement”), with Supply@ME Stock Company 3 S.r.l. (“SYME 3"), pursuant to which SYME 3 may issue up to €30,000,000 in variable rate bonds due March 2029 (the “SYME Bonds”) in order to fund inventory requirements of Tekne. On such date, the Company agreed to subscribe and pay for initial bonds issued by SYME 3 in the nominal value of €5,250,000 with a maturity date in March 2029 for a subscription price of €4,824,294, representing a €425,706 discount to the nominal amount. SYME 3 is an affiliate of SYME. The subscription price was paid on the issuance date by the offset of €4,824,294 ($5,668,545) in payments previously made by the Company to SYME 3 in September through November 2025 under the SYME Inventory Advance.

The SYME Bonds are held in dematerialized form with Euronext Securities Milan. The SYME Bonds are obligations solely of SYME 3 and are secured by security interests in a Pegno Non Possessorio (a non-possessory pledge) under Italian law over the inventory of Tekne acquired with such funds and future receivables linked to such inventory; a pledge agreement over a bank account opened by SYME 3 entered into by SYME 3, as pledgor, and the Company, as secured creditor; and a pledge agreement over receivables and assignment of VAT receivables entered into by SYME 3, as pledgor, and the Company, as secured creditor. The SYME Bonds accrue interest daily at a rate of 3-month Euro Interbank Offered Rate plus 7.5% per annum plus any additional margin (as provided in the SYME 3 Agreement), subject to a cap of 12% per annum, until the final maturity date in March 2029 (the “Final Maturity Date”). Interest payments are due on the 8th day of January, April, July and October, with the first payment date on July 8, 2026. Unless the SYME Bonds are redeemed earlier, SYME 3 will redeem the SYME Bonds at their principal amount outstanding at the Final Maturity Date. SYME 3 may redeem the SYME Bonds early (i) at its option beginning after the first anniversary of the issuance date or (ii) in whole with 120 days’ notice without penalty on any bond payment date after the date of imposition of certain tax withholdings or deductions as set forth in the SYME 3 Agreement. The Company (or, if applicable, the representative of the bondholders, including the Company) may request mandatory redemption on a bond payment date upon giving at least 120 days’ notice prior to such bond payment date. The SYME Bonds are freely transferable to a person or entity that qualifies as a “Professional Investor” under Italian law.

The SYME Bonds constitute a related party transaction as certain members of the Company's management and Board of Directors; Mr. Zamboni and Mr. Ricchebuono also serve in administrative positions and/or hold ownership interests in SYME 3, SFE Société Financière Européenne SA (“SFE SA”) and SYME, as the case may be.

The Company elected the fair value option for the SYME Bonds at issuance, primarily for simplification and cost-benefit considerations of accounting for the SYME Bonds at fair value in their entirety, as well as consistency with the Company's election of the fair value option for other financial instruments. Under this election, the SYME Bonds were initially recognized at the fair value of $5,718,059, and were subsequently measured at their fair value of $5,685,021 as of March 31, 2026, with changes in fair value recognized within change in fair value of debt security in the condensed consolidated statements of operations and comprehensive loss. For additional information, see Note 7.

As of March 31, 2026, principal under the SYME Bonds was $6,036,450.

Variable Interest Entity

SYME 3 is an Italian special purpose vehicle that funds and operates an inventory securitization program for Tekne. SYME 3 is a VIE because its equity at risk is insufficient to finance its activities without additional subordinated financial support.

The Company holds the SYME Bonds as its sole variable interest in SYME 3 and has determined it is not the primary beneficiary. The most significant activities of SYME 3, including selecting inventory transactions and pricing, contracting with counterparties, and executing remarketing, are directed by SYME 3’s sole administrator, Mr. Matteo Ricchebuono, who is appointed and removable at will by SFE SA, SYME 3’s 100% equity holder. SFE SA also retains exclusive authority over bond issuances, distributions, extraordinary transactions, and organizational amendments. Accordingly, SFE SA holds the power to direct SYME 3’s significant activities and absorbs the expected losses and residual returns as 100% equity holder. SFE SA is the primary beneficiary.

The Company has standard protective rights as a bondholder that do not provide governance authority over SYME 3’s significant activities.

The Company considered whether any related parties hold the requisite power. Mr. Ricchebuono serves on the Company’s Board of Directors and holds directly and/ or indirectly only a minority, non-controlling investment in SFE SA; that investment does not confer power over SFE SA’s decision-making or SYME 3’s significant activities, and he was not appointed to his administrator role by the Company. Mr. Zamboni, the Company’s Executive Chairman and Co-CEO, holds directly and/ or indirectly a minority, non-controlling investment in SFE SA; that investment does not confer power over SFE SA’s decision-making or SYME 3’s significant activities, and he holds no role at SYME 3. SFE EI, a subsidiary of SFE SA, has provided funding to the Company and placed $4.2 million in escrow supporting the Tekne transaction, making SFE SA a related party under ASC 850; however, this relationship confers no rights over SYME 3. No related party, individually or in combination with the Company, holds a controlling interest in SFE SA or the power to direct SYME 3.

The Company’s maximum exposure to loss is limited to the carrying amount of the SYME Bonds and accrued interest. No additional financial support has been provided or is contractually required.

NOTE 5. GOODWILL AND INTANGIBLE ASSETS

Goodwill

Changes in the carrying amount of the Company's goodwill are set forth below:

	Orbit Change of Control	Lyocon Acquisition	Total
Balance as of December 31, 2025	$—	$—	$—
Acquisitions	17,487,693	1,775,158	19,262,851
Balance as of March 31, 2026	$17,487,693	$1,775,158	$19,262,851

Intangible Assets Subject to Amortization, Net

The details of the Company's intangible assets subject to amortization are set forth below:

		March 31, 2026
	Weighted-average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Developed technology	5.4 years	$2,441,040	$(96,261)	$2,344,779
Customer relationships	7.3 years	406,840	(11,806)	395,034
Trade names / trademarks	5 years	62,770	(2,615)	60,155
Total		$2,910,650	$(110,682)	$2,799,968

Amortization expense related to intangible assets with finite useful lives was $110,682 and nil for the three months ended March 31, 2026 and 2025, respectively. Based on the Company's amortizable intangible asset balances at March 31, 2026, the Company expects that amortization expense will be as follows for the next five years and thereafter:

Amount
Remainder of 2026	$398,457
2027	531,275
2028	531,275
2029	531,275
2030	531,275
Thereafter	276,411
Total	$2,799,968

NOTE 6. CONVERTIBLE NOTES RECEIVABLE

SYME Convertible Note Receivable (Related-Party)

On March 14, 2025, the Company entered into a convertible note receivable with SYME to invest up to $5,150,000 in SYME (the "SYME Convertible Note Receivable"). SYME is a fintech platform focused on Inventory Monetisation© solutions for manufacturing and trading companies. The SYME Convertible Note Receivable bears interest at 14.33% per annum, accruing daily, and any outstanding interest due at each conversion date is to be repaid in ordinary shares of SYME at a fixed conversion ratio of £0.00003 per ordinary share (the "Conversion Price"). Upon conversion, the Company is expected to hold a controlling interest in SYME. Following approval by SYME stockholders, the Financial Conduct Authority, and The Panel on Takeovers and Mergers, the Company may convert amounts outstanding under the SYME Convertible Note Receivable into ordinary shares of SYME at the Conversion Price, with the U.S. dollar-denominated balance first converted into pounds sterling at a fixed exchange rate of 0.7469 prior to application of the Conversion Price, with conversion shares accompanied by a warrant to acquire one additional ordinary share of SYME for every two ordinary shares of SYME issued on any conversion, with an exercise price of £0.000039, as well as the ability to exercise on a cashless basis. The SYME Convertible Note Receivable is repayable in part or in full on demand after the earlier of an event of default or December 31, 2026, and, once the required approvals are obtained, any such repayment on demand may be required to be effected by conversion rather than cash. If the required approvals have not been obtained by June 30, 2026, SYME must within 20 days grant specified security in favor of the Company and continue pursuing the approvals. Our Executive Chairman and Co-Chief Executive Officer is the founder, current Chief Executive Officer and a director of SYME, and as a result, the proposed investment was negotiated and approved by our independent board members and our Audit Committee.

Certain conversion features of the SYME Convertible Note Receivable would typically be considered derivatives that would require bifurcation. In lieu of bifurcating various features in the agreement, the Company elected the fair value option for the SYME Convertible Note Receivable. During March 2025, the excess of the issuance date fair value of $260,000 of the SYME Convertible Note Receivable over the proceeds paid of $150,000 was recorded to additional paid-in capital. As of March 31, 2026, the fair value of the SYME Convertible Note Receivable was $2,366,100 (including the accrued interest described below), and the principal amount of the SYME Convertible Note Receivable was $5,150,000. Additionally, accrued interest as of March 31, 2026 under the SYME Convertible Note Receivable was $415,469, which is included in prepaid expenses and other current assets on the consolidated balance sheet.

Tekne Convertible Note Receivable and Network Contract

Under the Tekne Purchase Agreement, the Company funded the Tekne Convertible Note Receivable in the amount of €13,000,000 to Tekne by depositing funds in a bank account pledged by Tekne to the Company. Tekne may use the proceeds for certain purposes set forth in the Tekne Purchase Agreement. The Tekne Convertible Note Receivable has a 4% per annum interest rate and a maturity date of January 13, 2027. Tekne may prepay the Tekne Convertible Note Receivable in whole or in part without penalty. The Company may request and obtain full repayment of the Tekne Convertible Note Receivable upon the repeated use of the funding for unapproved purposes, a change of control, or a negative outcome of the Italian government Golden Power review of the Company’s anticipated acquisition of a controlling interest in Tekne. If the required Italian regulatory approvals are obtained, the Company may elect to receive newly issued shares of Tekne equal to a 25% interest in Tekne (the “Capital Increase”) in consideration for issuing the Tekne Convertible Note Receivable. Any early repayment of the Tekne Convertible Note Receivable will not reduce the amount of the Capital Increase that the Company is entitled to make. Following the Capital Increase and including the Tekne Investment, the Company would own a 27.9% interest in Tekne and would receive governance rights in Tekne consistent with its ownership percentage in Tekne under new by-laws adopted by Tekne. As the Company accounted for the Tekne Investment at fair value, the Company elected the fair value option for the Tekne Convertible Note Receivable, with changes in fair value reflected within change in fair value of convertible notes receivable on the condensed consolidated statement of operations.

The Network Contract entered into between Tekne and Nuburu Defense has an initial term ending December 31, 2030, which will be renewed on an annual basis thereafter unless a party terminates in writing at least 30 business days prior to December 31st. The Network Contract programs currently include (i) the Americas Program, pursuant to which Tekne is granting exclusive distribution rights for Tekne’s products and solutions within the Americas to Nuburu Defense; (ii) the NATO MENA APAC Program, pursuant to which Tekne will supply its knowledge, workforce, and production and operational facilities, Nuburu Defense will provide guarantees, use its inventory purchasing hub for the purchase of receivables and bear the expenses in connection with legal, marketing, and representation activities and the establishment of regional production sites, and the parties may pursue joint ventures with local companies; and (iii) the Italy Program, which includes the joint study and proposal to Tekne’s customers of Nuburu Defense’s products, the adoption by Tekne of Nuburu Defense’s operational resilience solutions through Orbit, and the possible implementation of cooperation models similar to the ones used in the NATO MENA APAC Program for orders for Italian customers. Activities under the Network Contract are governed by a Common Body, which is composed of two representatives from each of Tekne and Nuburu Defense. The Common Body includes Mr. Zamboni and Mr. Barisoni on behalf of Nuburu Defense, and Ambrogio D’Arrezzo and another individual designated by Mr. D’Arrezzo on behalf of Tekne. Decisions require unanimous agreement of the members of the Common Body. Nuburu Defense may also provide consultancy services to Tekne in exchange for 8% of the actual amounts used by Tekne under the Tekne Convertible Note Receivable. As the Company elected the fair value option for the Tekne Convertible Note Receivable, the additional 8% yield is reflected within change in fair value of convertible notes receivable on the condensed consolidated statement of operations.

As of March 31, 2026, the principal amount outstanding under the Tekne Convertible Note Receivable was $19,430,027. Additionally, accrued interest as of March 31, 2026 under the Tekne Convertible Note Receivable was $130,189, which is included in prepaid expenses and other current assets on the consolidated balance sheet.

NOTE 7. FAIR VALUE MEASUREMENTS

The Company’s financial instruments that are carried at fair value consist of Level 1 and Level 3 assets and liabilities:

Level 1. Level 1 assets include (i) the H&K Investment and (ii) highly liquid bank deposits and money market funds, which were not material in any period presented herein. The fair value of the H&K Investment is determined using Level 1 quoted market prices on Euronext Paris, which was determined to be Level 1 as it uses unadjusted quoted prices in active markets.

Level 3. Level 3 assets and liabilities are included in the table below, and are classified as Level 3 due to the use of unobservable inputs in the valuation of the asset or liability.

	Defined and Described in Note(s)	Gains or Losses from the Remeasurement included in:
Assets:
SYME Convertible Note Receivable (related party)	6	Change in fair value of convertible notes receivable
Tekne Convertible Note Receivable	4	Change in fair value of convertible notes receivable
Tekne Investment	4	Change in fair value of investments
SYME Bonds (related party)	4	Change in fair value of SYME Bonds (related party)

Liabilities:
Fair value debt	10	Change in fair value of debt
SEPA liability	13	Change in fair value of SEPA liability
February 2026 Offering Common Warrants	11 & 12	Change in fair value of warrant liabilities
February 2026 Offering Pre-Funded Warrants	11 & 12	Change in fair value of warrant liabilities
2025 Offering Common Stock Warrants	11 & 12	Change in fair value of warrant liabilities
Junior Note Warrants	10 & 11	Change in fair value of warrant liabilities
Contingent consideration	4	Change in fair value of contingent consideration

There were no transfers between Level 1, Level 2, and Level 3 in any period presented.

The following tables set forth the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2026 and December 31, 2025:

	As of March 31, 2026
	Level 1	Level 2	Level 3	Total
Assets:
SYME Convertible Note Receivable (related party)	$—	$—	$2,366,100	$2,366,100
Tekne Convertible Note Receivable	—	—	20,547,999	20,547,999
H&K Investment	11,652,441	—	—	11,652,441
Tekne Investment	—	—	1,012,000	1,012,000
SYME Bonds (related party)	—	—	5,647,818	5,647,818
Total assets	$11,652,441	$—	$29,573,917	$41,226,358

Liabilities:
Current portion of debt:
Fair value debt	$—	$—	$38,433,921	$38,433,921
SEPA liability	—	—	2,994,500	2,994,500
Warrant liabilities:
February 2026 Offering Common Warrants	—	—	5,080,540	5,080,540
February 2026 Offering Pre-Funded Warrants	—	—	376,198	376,198
2025 Offering Common Stock Warrants	—	—	93,610	93,610
Junior Note Warrants	—	—	66,992	66,992
Contingent Consideration	—	—	625,491	625,491
Total liabilities	$—	$—	$47,671,252	$47,671,252

	As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
SYME Convertible Note Receivable (related party)	$—	$—	$2,585,100	$2,585,100
Total assets	$—	$—	$2,585,100	$2,585,100

Liabilities:
Current portion of notes payable:
Notes payable - fair value option	$—	$—	$25,960,206	$25,960,206
SEPA liability	—	—	3,201,500	3,201,500
Warrant liabilities:
2025 Offering Common Stock Warrants	—	—	353,160	353,160
Junior Note Warrants	—	—	44,241	44,241
Claims settlement liability	—	—	5,575	5,575
Total liabilities	$—	$—	$29,564,682	$29,564,682

Level 3 Financial Assets

Convertible Notes Receivable

The following table sets forth a summary of the changes in fair value of the Company's related-party SYME Convertible Note Receivable and Tekne Convertible Note Receivable, each of which is accounted for under the fair value option:

	Three months ended March 31,
	2026			2025
	SYME Convertible Note Receivable (related party)	Tekne Convertible Note Receivable	Total	SYME Convertible Note Receivable (related party)

Fair value, beginning balance	$2,585,100	$—	$2,585,100	$—
Initial fair value over proceeds paid	—	—	—	260,000
Reclassification of Advance on Tekne Convertible Note Receivable	—	1,179,686	1,179,686	—
Principal additions	—	18,075,510	18,075,510	—
Change in fair value	(219,000)	1,292,803	1,073,803	—
Fair value, ending balance	$2,366,100	$20,547,999	$22,914,099	$260,000

The fair values of the SYME Convertible Note Receivable and the Tekne Convertible Note Receivable were estimated using Level 3 valuation techniques, a Monte Carlo simulation and a Black-Scholes model, respectively. The significant inputs to the calculation of the fair value of the SYME Convertible Note Receivable and Tekne Convertible Note Receivable at issuance through March 31, 2026 were as follows:

	Three months ended March 31,
	2026	2026	2025
	SYME Convertible Note Receivable (related party)	Tekne Convertible Note Receivable	SYME Convertible Note Receivable (related party)
Stock price	$0.000037	$ N/A	$0.000035
Expected term (in years)	0.75	0.79 - 1.00	1.25
Expected volatility	271.9%	85.0% - 87.5%	157.7%
Risk-free interest rate	4.2%	3.5% - 3.7%	4.2%
Expected dividend yield	N/A	0.0%	0.0%

Tekne Investment

The following table sets forth a summary of the changes in fair value of the Company's Tekne Investment:

Three months ended March 31,
2026
Fair value, beginning balance	$—
Fair value at issuance	1,012,000
Change in fair value	—
Fair value, ending balance	$1,012,000

As discussed in Note 4, the fair value of the Tekne Investment at issuance and through March 31, 2026 was estimated using a discounted cash flow method approach, a Level 3 valuation, with the range of significant inputs to the calculation of the fair value as follows:

Three months ended March 31,
2026
Stock price	$ N/A
Expected term (in years)	9.76 - 9.97
Expected volatility	N/A
Risk-free interest rate	4.8%
Risk-adjusted discount rate	N/A
Expected dividend yield	N/A

SYME Bonds

The following table sets forth a summary of the changes in fair value of the SYME Bonds:

Three months ended March 31,
2026
Fair value, beginning balance	$—
Fair value at issuance	5,718,059
Change in fair value	(33,038)
Fair value, ending balance	$5,685,021

The fair value of the SYME Bonds at issuance and through March 31, 2026 was estimated using an income based approach, a Level 3 valuation, with the range of significant inputs to the calculation of the fair value as follows:

Three months ended March 31,
2026
Expected term (in years)	2.95
Credit spread	13.0%

Level 3 Financial Liabilities

Debt - Fair Value Option

The following tables set forth a summary of the changes in fair value of the Company's debt recorded under the fair value option:

	Three Months Ended March 31,
	2026
	Beginning Balance	Issuance	Additions & (Payments)	Conversion	Change in Fair Value	Ending Balance
December 2025 YA Debenture	$25,337,500	$—	$(2,172,771)	$—	$951,368	$24,116,097
2026 Brick Lane H&K Investment Note	—	23,350,000	—	—	(9,249,400)	14,100,600
2025 Indigo Capital Convertible Notes	51,056	—	—	(36,339)	4,207	18,924
2025 Diagonal Convertible Notes	293,659	—	—	(250,756)	(42,903)	—
Agile Note	14,557	—	(21,000)	—	6,443	—
2025 Brick Lane Convertible Notes	191,179	—	—	(25,913)	33,034	198,300
2025 Bomore Convertible Notes	48,171	—	—	(60,174)	12,003	—
2025 Torcross Convertible Note	24,084	—	—	(30,086)	6,002	—
Total	$25,960,206	$23,350,000	$(2,193,771)	$(403,268)	$(8,279,246)	$38,433,921

The fair value of the Company's debt recorded under the fair value option was estimated using Level 3 fair value measurements. The range of significant inputs to the calculation of the fair value of the debt recorded under the fair value option at issuance through March 31, 2026 were as follows:

		Three Months Ended March 31,
		2026
Valuation Inputs:	December 2025 YA Debenture (1)	Brick Lane H&K Investment Note(2)	2025 Indigo Capital Convertible Notes(1)	2025 Brick Lane Convertible Notes(1)(3)
Stock price	$0.18	$0.16 - 0.18	$0.18	$0.18
Expected term (in years)	0.70	0.97 - 1.12	0.38	0.42
Expected volatility	213.0%	174.3% - 175.1%	N/A	N/A
Risk-free interest rate	3.8%	3.5% - 3.7%	N/A	N/A
Expected dividend yield	N/A	N/A	N/A	N/A

(1)
Fair value was estimated using a Monte Carlo simulation model, which incorporates significant assumptions including the expected volatility of the Company's stock price, the risk-free interest rate, and the timing and probability of future liquidity events.
(2)
Fair value was estimated using a combination of the Black-Scholes option pricing model to value the conversion feature and a discounted principal component using a credit-adjusted discount rate. The valuation involves significant judgment in determining key inputs such as the Company's expected stock price volatility, the risk-free rate of return, the conversion price, and the applicable credit-adjusted discount rate.
(3)
Fair value was estimated using the current value method, which allocates the Company's most recent enterprise value to the various classes of equity based on their respective rights and preferences.

SEPA Liability

The following table sets forth a summary of the changes in fair value of the Company's SEPA liability:

Three months ended March 31,
2026
Fair value, beginning balance	$3,201,500
Fair value at issuance	—
Common Stock issued	(2,150,836)
Settlement of December 2025 YA Debenture	2,172,771
Change in fair value	(228,935)
Fair value, ending balance	$2,994,500

The fair value of the Company's SEPA liability at issuance and through March 31, 2026 was estimated using (i) related to the put option, a Monte Carlo valuation model utilizing various inputs including the Company’s stock price, volatility, risk-free interest rate, expected term of the agreement and expected share draw amount and (ii) for the June 30, 2025 valuation, related to the shares issuable in connection with the SEPA commitment fee, the fair value of the underlying shares, each of which is a

Level 3 valuation. The range of significant inputs to the calculation of the fair value of the SEPA liability at issuance through March 31, 2026 were as follows:

Three months ended March 31,
2026
Stock price	$0.18
Expected term (in years)	2.17
Expected volatility	213.0%
Risk-free interest rate	3.8%
Expected dividend yield	N/A

Warrant Liabilities

The following table sets forth a summary of the changes in fair values of the February 2026 Offering Common Warrants, February 2026 Offering Pre-Funded Warrants, 2025 Offering Common Stock Warrants and Junior Note Warrants:

	Three months ended March 31,
	2026
	February 2026 Offering Common Warrants	February 2026 Offering Pre-Funded Warrants	2025 Offering Common Stock Warrants	Junior Note Warrants	Total Warrant Liabilities
Fair value, beginning balance	$—	$—	$353,160	$44,241	$397,401
Fair value allocation at issuance	14,055,705	4,863,259	—	—	18,918,964
Exercises	—	(2,302,765)	—	—	(2,302,765)
Change in fair value	(8,975,165)	(2,184,296)	(259,550)	22,751	(11,396,260)
Fair value, ending balance	$5,080,540	$376,198	$93,610	$66,992	$5,617,340

Three months ended March 31,
2025
Fair value, beginning balance	$128,615
Change in fair value	(127,300)
Fair value, ending balance	$1,315

The aggregate fair values of the February 2026 Offering Common Warrants, February 2026 Offering Pre-Funded Warrants, 2025 Offering Common Stock Warrants and Junior Note Warrants were estimated using a Monte Carlo simulation based approach, a Level 3 valuation. The range of significant inputs to the calculation of the fair value of the warrant liability related to the February 2026 Offering Common Warrants, February 2026 Offering Pre-Funded Warrants, 2025 Offering Common Stock Warrants and Junior Note Warrants at issuance through March 31, 2026 were as follows:

	Three months ended March 31,
	2026
	February 2026 Offering Common Warrants	February 2026 Offering Pre- Funded Warrants	2025 Offering Common Stock Warrants	Junior Note Warrants
Stock price	$0.10 - 0.18	$0.10 - 0.18	$0.18	$0.17
Expected term (in years)	4.90 - 5.00	N/A	4.50	2.70 - 3.40
Expected volatility	146.0% - 158.0%	N/A	165.0%	193.0% - 202.0%
Risk-free interest rate	3.6% - 3.9%	N/A	3.9%	3.9%
Expected dividend yield	N/A	N/A	N/A	N/A

Three Months Ended March 31,
2025
Junior Note Warrants:
Stock price(1)	$0.19
Expected term (in years)	3.7 - 4.4
Expected volatility	62.4% - 65.2%
Risk-free interest rate	3.9%
Expected dividend yield	0.0%

(1)
Amounts for the periods presented have been adjusted to reflect the 1-for-4.99 February 2026 Reverse Stock Split. See Note 2 for additional information.

Contingent Consideration

The following table sets forth a summary of the changes in fair values of the contingent consideration, which is comprised of the RegTech Contingent Consideration and the Lyocon Contingent Consideration, each as defined and described in Note 4:

	Three months ended March 31,
	2026
	RegTech Contingent Consideration	Lyocon Contingent Consideration	Total
Fair value, beginning balance	$—	$—	$—
Fair value at issuance	790,432	138,558	928,990
Change in fair value	(304,381)	4,017	(300,364)
Foreign currency translation adjustment	(3,135)	—	(3,135)
Fair value, ending balance	$482,916	$142,575	$625,491

The fair value of the RegTech Contingent Consideration and the Lyocon Contingent Consideration at issuance and through March 31, 2026 were each estimated using a Monte Carlo simulation based approach, a Level 3 valuation, with the range of significant inputs to the calculation of the fair value as follows:

Three months ended March 31,
2026
	RegTech Contingent Consideration		Lyocon Contingent Consideration
Stock price	$	N/A	$	N/A
Expected term (in years)		2.50 - 2.71		2.59 - 4.79
Expected volatility		57.5% - 60.0%		77.5%
Risk-free interest rate		3.6% - 3.8%		3.7% - 3.9%
Risk-adjusted discount rate		18.4% - 19.1%		19.4% - 23.1%
Expected dividend yield		N/A		N/A

August 2024 Convertible Note Derivative Liability

In March 2025, the remaining August 2024 Convertible Notes were purchased by Indigo Capital and subsequently extinguished. For additional information, see Note 10.

The following table sets forth a summary of the changes in fair value of the Company's August 2024 Convertible Note Derivative Liability:

Three months ended March 31,
2025
Fair value, beginning balance	$37,900
Extinguishment of August 2024 Convertible Notes	(37,900)
Fair value, ending balance	$—

NOTE 8. COMMITMENTS AND CONTINGENCIES

Liqueous Settlement Agreement

In January 2025 and April 2025, in connection with a settlement and mutual release agreement entered into between the Company and Liqueous LP (“Liqueous”) (the "Liqueous Settlement Agreement"), as amended, the parties provided an immediate mutual release of claims and obligations through payments from Liqueous to the Company in an aggregate $1,450,000, of which $1,000,000 was paid during the first quarter of 2025. Such payment was made in connection with the issuance of the remaining 1,840,999 shares issued to extinguish an aggregate $411,865 of principal and accrued interest under the Junior Notes and, accordingly, reduced the loss on extinguishment of debt recorded in the three months ended March 31, 2025.

Legal Proceedings

In the normal course of business, the Company may become involved in legal proceedings. The Company will accrue a liability for legal proceedings when it is probable that a liability has been incurred and the amount can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued.

On September 19, 2025, J.H. Darbie & Co., Inc. (“Darbie”) filed a claim in the U.S. District Court of the Southern District of Florida, West Palm Beach Division, alleging breach of contract under a Finder’s Fee Agreement entered into between the Company and Darbie in May 2024 and under a Financial Advisory Agreement, dated June 10, 2024, between the parties. Darbie was seeking, among other things, damages in the amount of the fee payments allegedly owed to Darbie, specific performance requiring the Company to issue warrants to Darbie, attorney’s fees and costs. Darbie voluntarily dismissed the lawsuit due to lack of jurisdiction in Florida on January 7, 2026. On March 10, 2026, Darbie initiated an arbitration in FINRA’s dispute resolution forum.

Purchase Commitments

As of March 31, 2026 and 2025, the Company had $478,813 and $455,048, respectively, in outstanding firm purchase commitments to acquire inventory and research and development parts from suppliers for the Company's ongoing operations. The Company's purchase commitments do not reflect any liabilities that are included in its March 31, 2026 consolidated balance sheet.

Related Party Transactions

Debt

In January 2025, the Company issued the TAG Promissory Note to TAG, which is founded and owned by the Company's Executive Chairman and Co-Chief Executive Officer, Mr. Zamboni, as a replacement of a previously recorded shareholder advance. Mr. Zamboni transferred the TAG Promissory Note to Vanguard and subsequently converted the TAG Promissory Note into shares of Common Stock during 2025. For additional information, see Note 10.

In April 2025, in connection with a previous unsuccessful acquisition, the Company issued the AZ Promissory Note to Mr. Zamboni, which Mr. Zamboni subsequently transferred to Vanguard and converted into shares of Common Stock during 2025. For additional information, see Note 10.

Acquisitions and Investments

For certain acquisition and investment-related transactions involving related parties, see Notes 4 and 6.

NOTE 9. REVENUE

The Company’s primary revenue-generating activity involves the sale of directed-energy systems, high-powered laser solutions, and integrated defense and security technologies, as well as related installation, support, and service offerings. The Company operates a dual-use business model, serving both defense and commercial markets across Europe and the United States. The Company disaggregates revenue by product and service type, client industry/market, and geographic region, as presented in the tables below.

The following table presents revenue from contracts with customers disaggregated by geography:

	Three months ended March 31,
	2026	2025
Europe	$398,864	$—
United States	8,780	—
Total	$407,644	$—

The following table presents revenue from contracts with customers disaggregated by product and service type:

	Three months ended March 31,
	2026	2025
Orbit:
SaaS and hosted software subscriptions	$48,499	$—
Application maintenance services	18,780	—
Total	67,279	—
Lyocon:
Product sales	317,588	—
Professional services revenue	22,777	—
Total	340,365	—
Total revenue	$407,644	$—

The following table presents revenue from contracts with customers disaggregated by the timing of revenue recognition:

	Three months ended March 31,
	2026	2025
Revenue recognized at a point in time	$340,365	$—
Revenue recognized over time	67,279	—
Total	$407,644	$—

Contract assets represent revenue recognized in excess of billings for which the right to payment is conditional on performance rather than solely on the passage of time, and are reclassified to accounts receivable when the right to consideration becomes unconditional. Contract liabilities consist of customer deposits and amounts billed or collected in advance of revenue recognition, which are recognized as revenue when the related performance obligations are satisfied. Accounts receivable, contract assets, and contract liabilities were as follows on the dates presented:

	Accounts Receivable	Contract Assets	Contract Liabilities
December 31, 2025	—	—	—
March 31, 2026	201,571	30,527	428,346

The increases in accounts receivable, contract assets, and contract liabilities from December 31, 2025 to March 31, 2026 are attributable to the Orbit Change of Control and Lyocon Acquisition, further described in Note 4. The opening balances of accounts receivable, contract assets, and contract liabilities acquired in these business combinations are reflected in the Company’s condensed consolidated balance sheet beginning on the acquisition date.

The contract liability as of December 31, 2025 was nil, and accordingly no revenue was recognized during the three months ended March 31, 2026 from contract liabilities that existed at the beginning of the period. During the three months ended March 31, 2026, the Company recognized $105,172 of revenue from contract liabilities assumed in the Orbit Change of Control and Lyocon Acquisition on January 15, 2026. During the three months ended March 31, 2025, the Company recognized nil of revenue that was included in the contract liabilities balance at the beginning of the reporting period.

Remaining Performance Obligations

Remaining performance obligations represent the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, as of the end of the reporting period. As of March 31, 2026, the aggregate transaction price allocated to unsatisfied performance obligations related to Lyocon revenue was $722,401, which the Company expects to recognize as revenue over the following nine months. As of March 31, 2026, the aggregate transaction price allocated to unsatisfied performance obligations related to Orbit revenue was $423,553, which the Company expects to recognize as revenue through the end of 2027.

NOTE 10. DEBT

As of March 31, 2026 and December 31, 2025, the Company's outstanding debt consisted of the following:

	March 31, 2026	December 31, 2025
Current portion of debt:
December 2025 YA Debenture	$24,096,501	$25,255,308
2026 Brick Lane H&K Investment Note	14,100,600	—
Lyocon Convertible Notes	1,250,000	—
2025 Brick Lane Convertible Notes	198,300	191,179
2025 Indigo Capital Convertible Notes	17,400	51,059
2025 Diagonal Convertible Notes	—	285,662
Agile Note	—	8,140
2025 Bomore Convertible Notes	—	48,169
2025 Torcross Convertible Note	—	24,084
Liqueous Obligation	10,545	10,545
Current portion of debt	$39,673,346	$25,874,146

Extinguishment of Junior and Senior Notes Issued in 2023 and 2024

During the three months ended March 31, 2025, the Company issued 2,252,074 shares of Common Stock to noteholders to extinguish principal and accrued interest under the Junior and Senior Notes. The reacquisition value of the debt was higher than the related carrying value, and thus resulted in an aggregate net loss on extinguishment of debt of $1,691,520 recorded in the consolidated statement of operations.

Foreclosure Collateral Sale

On March 5, 2025, as part of the foreclosure process initiated by the Lead Investor (the “Foreclosure”), the lenders holding the outstanding Senior Convertible Notes held an auction for the sale of collateral securing the Company’s repayment obligations, which resulted in such lenders taking possession of such collateral in exchange for a full discharge and extinguishment of the Company’s $8,961,872 of indebtedness with respect to the Junior Notes and Senior Convertible Notes, as well as a loss on extinguishment of the Senior Convertible Notes of $1,682,641, of which $27,139 of this loss relates to related parties. The extinguishment of the Junior Notes did not result in a gain or loss on extinguishment as the proceeds deemed to be received by the holders of the Junior Notes in connection with the Foreclosure approximated the carrying value of the Junior Notes and all issuance costs were fully amortized. The loss on extinguishment of the Senior Convertible Notes is included within loss on extinguishment of debt within the consolidated statement of operations for the three months ended March 31, 2025.

Liqueous Obligation

In October 2024, the Company and Liqueous agreed to terms where the Company borrowed $1,053,824 from Liqueous (the “Liqueous Obligation”). The Liqueous Obligation was subordinated to the Company's other outstanding debt instruments, accrued interest at 8% per annum and matured in October 2025. The Liqueous Obligation was prepayable at any time prior to the maturity date without penalty. Upon an event of default, the investor could require all outstanding and accrued interest immediately due and payable.

In February 2025, in connection with the Liqueous Settlement Agreement, as amended, the Company agreed to issue 1,283,813 pre-funded warrants exercisable into Common Stock, which included a nominal exercise price, to extinguish the Liqueous Obligation. In April 2025, through an additional amendment to the Liqueous Settlement Agreement, the Company agreed to settle the Liqueous Obligation through the issuance of 1,821,836 shares of Common Stock.

TAG Promissory Note (Related Party)

In January 2025, the Company issued a promissory note in a principal amount of $545,000 (the "TAG Promissory Note") to TAG, which is founded and owned by the Company's Executive Chairman and Co-Chief Executive Officer, as a replacement of a previously recorded shareholder advance. The TAG Promissory Note was subordinated to the Company's other outstanding debt instruments at the time of issuance, accrued interest beginning October 28, 2025 at SOFR plus a margin of 10% per annum and matured in January 2026.

In July 2025, following stockholder approval, the TAG Promissory Note was amended to permit TAG to convert any outstanding principal and unpaid accrued interest due under the TAG Promissory Note into shares of Common Stock at a conversion price equal to a 33.33% discount to the lowest daily volume weighted average price as reported by Bloomberg L.P. (“VWAP") during the 5 days prior to the conversion date. Certain conversion features of the TAG Promissory Note would typically be considered derivatives that would require bifurcation. The TAG Promissory Note is recorded at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. As the addition of the conversion feature resulted in debt that was considered substantially different, the amendment resulted in a loss on debt extinguishment of $1,094,914 included in the consolidated statement of operations in the third quarter of 2025.

In December 2025, TAG transferred its interest in the TAG Promissory Note to Vanguard, a newly-formed Italian limited liability company wholly owned by the Company’s Executive Chairman and Co-Chief Executive Officer and Vanguard then converted the TAG Promissory Note into shares of Common Stock.

AZ Promissory Note (Related Party)

In connection with a previous unsuccessful acquisition, the Company retained $900,000 of the purchase price owed to its Executive Chairman and Co-Chief Executive Officer through a related-party promissory note in a principal amount of $900,000 (the "AZ Promissory Note"). The $900,000 retained by the Company was used as a portion of the non-cash consideration related to the Advance Payment of the Orbit Transaction, each as defined and described in Note 4. The AZ Promissory Note was subordinated to the Company's current and future outstanding secured debt instruments issued by an institutional lender and the Series A Preferred Stock, accrued interest beginning July 30, 2025 at 10% per annum, was payable monthly after that date, and matured on April 2026.

In July 2025, following stockholder approval, the AZ Promissory Note was amended to permit Mr. Zamboni to convert any outstanding principal and unpaid accrued interest due under the AZ Promissory Note into shares of Common Stock at a conversion price equal to a 33.33% discount to the lowest daily VWAP during the 5 days prior to the conversion date. Certain conversion features of the AZ Promissory Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the AZ Promissory Note at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. As the addition of the conversion feature resulted in debt that was considered substantially different, the amendment resulted in a loss on debt extinguishment of $1,745,201 included in the consolidated statement of operations in the third quarter of 2025.

In October 2025, Mr. Zamboni transferred his interest in the AZ Promissory Note to Vanguard. In December 2025, Vanguard converted the AZ Promissory Note into shares of Common Stock.

2025 Indigo Capital Convertible Notes

In March, April, July and August 2025, the Company issued multiple unsecured convertible notes to Indigo Capital LP ("Indigo Capital"), including the “2025 March Indigo Capital Convertible Notes”, the “2025 April Indigo Capital Convertible Notes”, the "2025 July Indigo Capital Convertible Note" and the “2025 August Indigo Capital Convertible Note” collectively the “2025 Indigo Capital Convertible Notes”, in connection with both new capital infusions and the exchange of previously outstanding indebtedness.

The 2025 Indigo Capital Convertible Notes generally bear no interest unless an event of default has occurred, at which time interest accrues at 15.0% per annum, have contractual maturity dates ranging from March 2026 through August 2026, and are convertible into shares of the Company’s Common Stock at variable conversion prices, generally based on a percentage of the lowest VWAP over a specified period prior to conversion, with such percentages ranging from approximately 33% to 100% of the applicable VWAP.

Issuances of shares upon conversion were initially subject to a 19.99% exchange cap, which was subsequently approved for removal by the Company’s stockholders at the 2025 annual meeting. The notes contain customary terms and conditions, including events of default, and certain of the notes are subordinated to the Company’s Series A Preferred Stock with respect to liquidation and dividend rights.

Certain conversion features of the 2025 Indigo Capital Convertible Notes would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the 2025 Indigo Capital Convertible Notes at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. The excess of the initial fair value of $2,207,800 of the 2025 March Indigo Capital Convertible Notes over the proceeds received was recorded as a loss on issuance of debt on the consolidated statement of operations of $707,800 during the three months ended March 31, 2025. The excess of the initial fair value of $3,003,300 of the 2025 March Indigo Capital Exchange Convertible Note over the carrying amount of certain previously outstanding indebtedness that was extinguished was recorded as a loss on debt extinguishment on the consolidated statement of operations of $2,123,403 during the three months ended March 31, 2025. Transaction costs of $20,000 were expensed as incurred and included in the consolidated statements of operations and comprehensive loss as a component of general and administrative expenses during the three months ended March 31, 2025.

During the three months ended March 31, 2026 and 2025, Indigo Capital converted $30,281 and $307,320, respectively, of contractual principal and accrued interest, as applicable, under the 2025 Indigo Capital Convertible Notes, resulting in the issuance of 43,271 and 864,383, respectively, of shares of Common Stock to Indigo and a reduction in the fair value of the 2025 Indigo Capital Convertible Notes, with a corresponding increase to additional paid-in capital of $37,893 and $907,578, respectively.

At March 31, 2026, the outstanding principal amount under the 2025 Indigo Capital Convertible Notes was $12,516. Refer to Note 7 for additional information regarding the fair value of the 2025 Indigo Capital Convertible Notes.

Agile Note

In May 2025, the Company entered into a Business Loan and Security Agreement with Agile Capital Funding, LLC and its affiliates (“Agile”), pursuant to which the Company issued to Agile a $525,000 face amount secured promissory note (the “Agile Note”). The Agile Note bore interest at 44.0%, and required weekly repayments of $27,000 through November 2025, totaling $756,000.

Certain features of the Agile Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the Agile Note at fair value, and the changes in the fair value are recorded within the consolidated statements of operations and comprehensive loss.

On May 30, 2025, the Company executed an amendment to the Business Loan and Security Agreement with Agile, which amended (i) the principal amount of the Agile Note to $1,000,000, (ii) the weekly payments from $27,000 to $48,000 and (iii) the maturity date to December 26, 2025. In connection with the amendment, the Company received net proceeds of $248,000, which comprises (a) the new principal of $1,000,000, less (b) the aggregate principal and prepayment premium owed under the original agreement of $702,000 and (c) $50,000 of debt discount.

At March 31, 2026, the Agile Note was no longer outstanding. For additional information regarding the fair value of the Agile Note, see Note 7.

2025 Diagonal Convertible Notes

In May and July 2025, the Company issued unsecured convertible promissory notes to 1800 Diagonal Lending LLC (“Diagonal”), including the “2025 Diagonal Convertible Note” issued in May and the “2025 July Diagonal Convertible Note”, collectively the “2025 Diagonal Convertible Notes”, in connection with capital infusions.

The 2025 Diagonal Convertible Notes bear interest at 10.0% per annum, which increases upon an event of default, and have contractual maturity dates ranging from February 2026 through April 2026. The 2025 Diagonal Convertible Notes are convertible into shares of the Company’s Common Stock beginning 180 days after issuance at conversion prices generally equal to a 25% discount to the lowest trading price of the Company’s Common Stock during a specified period prior to conversion. The 2025 Diagonal Convertible Notes are subordinate to the Company’s Series A Preferred Stock with respect to dividend and liquidation rights and contain customary terms and conditions, including events of default.

Certain conversion features of the 2025 Diagonal Convertible Notes would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the 2025 Diagonal Convertible Notes at fair value, and the changes in the fair value are recorded within the consolidated statement of operations.

During the three months ended March 31, 2026, Diagonal converted the entire remaining $182,835 of contractual principal and accrued interest, as applicable, under the 2025 Diagonal Convertible Notes, resulting in the issuance of 281,455 of shares of Common Stock to Diagonal and a reduction in the fair value of the 2025 Diagonal Convertible Notes, with a corresponding increase to additional paid-in capital of $250,755. As such, as of March 31, 2026, the 2025 Diagonal Convertible Notes were no longer outstanding.

Refer to Note 7 for additional information regarding the fair value of the 2025 Diagonal Convertible Notes.

2025 Boot Convertible Note

In May 2025, the Company entered into a Securities Purchase Agreement with Boot Capital LLC (“Boot”), pursuant to which the Company issued to Boot a $110,000 face amount convertible promissory note (the “2025 Boot Convertible Note”). The 2025 Boot Convertible Note bore interest at 10% and had a maturity date of February 28, 2026.

Certain conversion features of the 2025 Boot Convertible Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the 2025 Boot Convertible Note at fair value, and the changes in the fair value are recorded within the consolidated statement of operations.

At March 31, 2026, the 2025 Boot Convertible Note was no longer outstanding. For additional information regarding the fair value of the 2025 Boot Convertible Note, see Note 7.

2025 Brick Lane Convertible Notes

In June and September 2025, the Company issued unsecured convertible notes to Brick Lane Capital Management Limited ("Brick Lane"), including the “2025 June Brick Lane Convertible Notes” and the “2025 September Brick Lane Convertible Note”, collectively the “2025 Brick Lane Convertible Notes”, in connection with both capital infusions and the exchange of previously outstanding Preferred Stock.

The 2025 Brick Lane Convertible Notes generally bear no interest unless an event of default has occurred, at which time interest accrues at 15.0% per annum, have contractual maturity dates ranging from April 2026 through September 2026, and are convertible into shares of the Company’s Common Stock at variable conversion prices, generally based on a percentage of the lowest VWAP over a specified period prior to conversion, with such percentages ranging from approximately 70% to 100% of the applicable VWAP.

Certain conversion features of the 2025 Brick Lane Convertible Notes would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the 2025 Brick Lane Convertible Notes at fair value, and the changes in the fair value are recorded within the consolidated statement of operations.

Issuances of shares upon conversion were initially subject to a 19.99% exchange cap and beneficial ownership limitations, and the notes are subordinated to the Company’s Series A Preferred Stock with respect to dividend and liquidation rights. The notes contain customary terms and conditions, including events of default, and the Company is obligated to register the shares issuable upon conversion.

During the three months ended March 31, 2026, Brick Lane converted $21,734 of contractual principal and accrued interest, as applicable, under the 2025 Brick Lane Convertible Notes, resulting in the issuance of 27,188 of shares of Common Stock to Brick Lane and a reduction in the fair value of the 2025 Brick Lane Convertible Notes, with a corresponding increase to additional paid-in capital of $25,913.

At March 31, 2026, the outstanding principal amount under the 2025 Brick Lane Convertible Notes was $125,000. Refer to Note 7 for additional information regarding the fair value of the 2025 Brick Lane Convertible Notes.

2025 Bomore Convertible Notes

In June 2025, the Company issued unsecured convertible notes to Bomore Opportunity Group Ltd ("Bomore"), the “2025 Bomore Convertible Notes”, in connection with both capital infusions and the exchange of previously outstanding Preferred Stock.

The 2025 Bomore Convertible Notes generally bore no interest, had contractual maturity dates in June 2026, and were convertible into shares of the Company’s common stock at variable conversion prices, generally based on a percentage of the lowest VWAP over a specified period prior to conversion, with such percentages equal to 100% of the applicable VWAP.

Certain conversion features of the 2025 Bomore Convertible Notes would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the 2025 Bomore Convertible Notes at fair value, and the changes in the fair value are recorded within the consolidated statement of operations.

During the three months ended March 31, 2026, Bomore converted the entire remaining $50,469 of contractual principal and accrued interest, as applicable, under the 2025 Bomore Convertible Notes, resulting in the issuance of 63,133 of shares of Common Stock to Bomore and a reduction in the fair value of the 2025 Bomore Convertible Notes, with a corresponding increase to additional paid-in capital of $60,172. As such, as of March 31, 2026, the 2025 Bomore Convertible Notes were no longer outstanding.

For additional information regarding the fair value of the 2025 Bomore Convertible Notes, see Note 7.

2025 Torcross Convertible Note

In June 2025, the Company entered into transactions with Torcross Capital LLC ("Torcross"), including the “2025 Torcross Convertible Note”. In connection with such transactions, the Company also initially entered into an exchange arrangement involving Series A Preferred Stock; however, this arrangement was rescinded in November 2025, and as a result, the related exchange convertible note was deemed not to have been issued.

The 2025 Torcross Convertible Note generally bore no interest, had a contractual maturity date in June 2026, and was convertible into shares of the Company’s common stock at a variable conversion price generally based on a percentage of the lowest VWAP over a specified period prior to conversion, with such percentage equal to approximately 80% of the applicable VWAP.

Certain conversion features of the 2025 Torcross Convertible Note would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the 2025 Torcross Convertible Note at fair value, and the changes in the fair value are recorded within the consolidated statement of operations.

During the three months ended March 31, 2026, Torcross converted the entire remaining $20,187 of contractual principal and accrued interest, as applicable, under the 2025 Torcross Convertible Note, resulting in the issuance of 31,567 of shares of Common Stock to Torcross and a reduction in the fair value of the 2025 Torcross Convertible Note, with a corresponding increase to additional paid-in capital of $30,086. As such, as of March 31, 2026, the 2025 Torcross Convertible Note was no longer outstanding.

For additional information regarding the fair value of the 2025 Torcross Convertible Note, see Note 7.

2025 YA Debentures

In June and December 2025, the Company entered into financing arrangements with YA II PN, Ltd. (“YA”), including a debenture in the amount of $1,250,000, the “2025 June YA Debenture”, and a debenture with an aggregate principal amount of $25,000,000, the “December 2025 YA Debenture”, collectively the “2025 YA Debentures”. The 2025 June YA Debenture bore interest at 8.0% per annum and matured in October 2025. The Company was required to use proceeds from its SEPA to repay amounts outstanding under this debenture, which was fully repaid during 2025. The December 2025 YA Debenture was issued at an original issue discount of 7.0%, resulting in gross cash proceeds to the Company of $23,250,000. Additionally, the December 2025 YA Debenture was issued with the December 2025 YA Warrants, as defined and further described in Note 12. The December 2025 YA Debenture matures on December 16, 2026, subject to extension at the option of the holder, and bears interest at a rate of 8.0% per annum on the outstanding principal balance, which upon the occurrence of an event of default, increases to 18.0% per annum.

Beginning on March 18, 2026, and continuing on the same day of each successive month, the Company is required to make monthly installment payments of principal in the amount of $2,777,778, plus accrued and unpaid interest. In addition, unless otherwise agreed by the parties, all proceeds received by the Company under its SEPA, as defined and further described in Note 13, are required to be applied to the repayment of the December 2025 YA Debenture until it is paid in full.

The Company may, at its option, redeem all or a portion of the outstanding principal at any time for cash at an amount equal to the principal being redeemed plus accrued and unpaid interest through the redemption date. No prepayment penalty or make-whole premium applies. Upon acceleration following an event of default, all unpaid principal, accrued interest, and other amounts due under the December 2025 YA Debenture become immediately due and payable. The December 2025 YA Debenture contains customary terms and conditions, including representations, warranties, and covenants. Subject to certain exceptions, while the December 2025 YA Debenture remains outstanding, the Company is restricted from entering into variable rate financing transactions without YA's prior written consent.

Certain features of the December 2025 YA Debenture would typically be considered derivatives that would require bifurcation. As such, the Company elected to account for the December 2025 YA Debenture at fair value, and the changes in the fair value are recorded within the consolidated statement of operations. In accordance with U.S. GAAP, as the $25,312,500 fair value of the December 2025 YA Debenture at inception was greater than the net proceeds received for the issuance of the December 2025 YA Debenture and the December 2025 YA Warrants, the Company recorded a $2,062,500 loss on issuance of notes payable in the fourth quarter of 2025 for the excess of the fair value of the December 2025 YA Debenture over the net proceeds received. Accordingly, no value was ascribed to the December 2025 YA Warrants.

Issuance costs of $1,395,166 were incurred in connection with the December 2025 YA Debenture and December 2025 YA Warrants, which were allocated entirely to the December 2025 YA Debenture in the same manner as the proceeds, and are included in other loss, net on the consolidated statements of operations and comprehensive loss during the year ended December 31, 2025.

During the three months ended March 31, 2026, the Company used proceeds under the SEPA to repay $2,172,771 of principal and accrued interest under the December 2025 YA Debenture. As of March 31, 2026, principal outstanding under the December 2025 YA Debenture was $23,378,928. For additional information regarding the fair value of the 2025 December YA Debenture, see Note 7.

2026 Brick Lane H&K Investment Note

As further described in Note 4, in connection with the H&K Investment, the Company issued the 2026 Brick Lane H&K Investment Note in a principal amount of $15,000,000. The 2026 Brick Lane H&K Investment Note bears no interest except in the event of a default, has a March 19, 2027 maturity date, and is convertible for $0.756 per share, which was the closing VWAP on the day prior to the execution date of the H&K Investment Agreement, adjusted for the February 2026 Reverse Stock Split. Conversion of the 2026 Brick Lane H&K Investment Note is limited in the event stockholder approval or an increase in authorized shares is required, or when conversion would result in Brick Lane and its affiliates beneficially owning more than 9.9% of the Company's then outstanding shares of Common Stock. The 2026 Brick Lane H&K Investment Note is subordinate to (i) the currently outstanding Series A Preferred Stock, solely with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, and (ii) the December 2025 YA Debenture. The Company is also required to file a registration statement for the resale of shares of common stock issuable upon conversion of the 2026 Brick Lane H&K Investment Note.

The Company elected the fair value option for the 2026 Brick Lane H&K Investment Note, whereby the 2026 Brick Lane H&K Investment Note was recorded at fair value at issuance of $23,350,000, with the excess over the fair value of the H&K Investment recorded as a loss on issuance of notes payable on the condensed consolidated statement of operations of $11,661,274 during the three months ended March 31, 2026. The Note is subsequently remeasured at fair value each reporting period, with changes in the fair value recorded within the consolidated statement of operations. For additional information regarding the fair value of the 2026 Brick Lane H&K Investment Note, see Note 7.

At March 31, 2026, the outstanding principal amount under the 2026 Brick Lane H&K Investment Note was $15,000,000.

Lyocon Convertible Notes

On January 15, 2026, the Company consummated the Lyocon Acquisition, as further described in Note 4. Consideration transferred included two subordinated convertible notes (the “Lyocon Convertible Notes”) in the principal amount of $625,000 to each of the two sellers, which bear no interest, except in the event of a default, and mature on March 19, 2027. At maturity, the holder of a Lyocon Convertible Note may elect to convert all or a portion of the outstanding principal amount and accrued interest into shares of the Company’s Common Stock, at a conversion price of $1.47. At maturity, the holder of a Lyocon Convertible Note has the right to request the Company to satisfy all or a portion of the outstanding principal and accrued interest under such Lyocon Convertible Note in cash. The Company may elect to pay all or a portion of the outstanding principal amount and accrued interest under a Lyocon Convertible Note in cash in lieu of shares of Common Stock in the event the VWAP of the Common Stock during the 60 trading days immediately preceding the Lyocon Convertible Note Maturity Date is at least 30% higher than the conversion price.

In connection with the Lyocon Acquisition, the aggregate acquisition-date fair value of the Lyocon Convertible Notes was determined to be $1,422,000, exceeding the aggregate face amount of $1,250,000 by $172,000, which represented a substantial premium attributable to the embedded conversion feature and was recorded within additional paid-in capital on the condensed consolidated balance sheet as of March 31, 2026. As of March 31, 2026, the effective rate on the Lyocon Convertible Notes was nil.

At March 31, 2026, the aggregate outstanding principal amount outstanding under the Lyocon Convertible Notes was $1,250,000.

Maturities of Debt

Maturities of our debt principal as of March 31, 2026 are presented below:

March 31, 2026
Year ended December 31:
2026	$23,526,989
2027	16,249,998
Total debt maturities	$39,776,987

NOTE 11. EQUITY

Common Stock

February 2026 Offering

On February 17, 2026, the Company consummated a best efforts public offering (the "February 2026 Offering") of an aggregate of (i) 11,699,226 shares of Common Stock of the Company, (ii) pre-funded warrants (the "February 2026 Offering Pre-Funded Warrants") to purchase up to 10,162,680 shares of Common Stock (the "February 2026 Pre-Funded Warrant Shares"), and (iii) warrants (the "February 2026 Offering Common Warrants") to purchase up to 32,792,859 shares of Common Stock ("February 2026 Offering Common Warrant Shares"). Each purchaser of Shares (or February 2026 Offering Pre-Funded Warrants in lieu of Shares) received a February 2026 Offering Common Warrant exercisable for 150% of the aggregate number of Shares (or February 2026 Offering Pre-Funded Warrants in lieu of Shares) acquired by such purchaser. The combined offering price for each share of Common Stock and February 2026 Offering Common Warrant was $0.5489, and the combined offering price for each February 2026 Offering Pre-Funded Warrant and accompanying February 2026 Offering Common Warrant was $0.5484. For additional information related to the warrants issued with the February 2026 Offering, see Note 12.

The Company received gross proceeds of $11,994,929 from the February 2026 Offering and incurred $1,097,140 of issuance costs related to the February 2026 Offering, inclusive of the fair value of the February 2026 Offering Placement Agent Warrants, which were treated as a warrant issuance cost on the consolidated statement of operations for the three months ended March 31, 2026, resulting in net cash proceeds of $10,897,789. The Company intends to use the net proceeds from the February 2026 Offering to pursue its announced business plans and for working capital and general corporate purposes.

In connection with the February 2026 Offering, on February 12, 2026, the Company entered into a Securities Purchase Agreement (the "February 2026 Purchase Agreement") with institutional investors. Pursuant to the February 2026 Purchase Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or file any registration statement or prospectus, or any amendment or supplement thereto for 60 days after the closing date of the February 2026 Offering, subject to certain exceptions. The Company agreed not to effect or enter into an agreement to effect any issuance of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock involving a Variable Rate Transaction (as defined in the February 2026 Purchase Agreement) until the earlier of six months from the date of the February 2026 Purchase Agreement or the date as of which the purchasers no longer hold at least 75% of the securities acquired under the February 2026 Purchase Agreement, subject to certain exceptions. Additionally, in connection with the February 2026 Offering, each of the officers and directors of the Company entered into lock-up agreements, pursuant to which they agreed not to sell or transfer any of the Company securities they hold, subject to certain exceptions, during the 60 days following the closing of the February 2026 Offering.

The February 2026 Purchase Agreement contains customary representations, warranties, agreements, and indemnification obligations of the Company. The representations, warranties and covenants contained in the February 2026 Purchase Agreement were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. A holder will not have the right to exercise any portion of the February 2026 Offering Common Warrants or February 2026 Offering Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% or 9.99%, as applicable, of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the February 2026 Offering Common Warrants or the February 2026 Offering Pre-Funded Warrants, respectively.

Pursuant to a Placement Agency Agreement (the "February 2026 Placement Agency Agreement") with Joseph Gunnar and Co., LLC (the "February 2026 Placement Agent"), the Company agreed to (i) pay a total cash fee equal to up to seven and a half percent (7.5%) of the aggregate gross proceeds raised in the February 2026 Offering for amounts up to and including $10,000,000, and an additional cash fee equal to six percent (6.0%) of the gross proceeds raised in the February 2026 Offering for amounts in excess of $10,000,000, (ii) reimburse for reasonable accountable and out-of-pocket expenses incurred relating to the February 2026 Offering up to $60,000, unless otherwise agreed, and (iii) issue to the February 2026 Placement Agent or its designees warrants (the "February 2026 Offering Placement Agent Warrants") to purchase up to an aggregate of 437,239 shares of Common Stock (the "Placement Agent Warrant Shares"). For additional information related to the warrants issued with the February 2026 Offering, see Note 12.

The shares of Common Stock, the February 2026 Offering Pre-Funded Warrants, the February 2026 Offering Pre-Funded Warrant Shares, the February 2026 Offering Common Warrants and a portion of the February 2026 Offering Common Warrant Shares were offered by the Company pursuant to a Registration Statement on Form S-1 filed with the SEC on February 10, 2026, under the Securities Act (File No. 333-293338), and declared effective by the SEC on February 12, 2026. The Company has agreed to maintain an effective registration statement for the resale of the initial February 2026 Offering Common Warrant Shares by investors and intends to file a registration statement in the future to register the remaining February 2026 Offering Common Warrant Shares not registered on this registration statement and the February 2026 Offering Placement Agent Warrant Shares. If at any time after the February 2026 Offering the February 2026 Offering Common Warrant Shares are not registered, a holder may exercise its February 2026 Offering Common Warrants on a cashless basis, subject to beneficial ownership limitations in the February 2026 Offering Common Warrants.

2025 Offering

On September 16, 2025, the Company consummated a best efforts public offering (the “2025 Offering”) of an aggregate of (i) 6,487,683 shares of Common Stock of the Company, (ii) 10,352,721 warrants, with an exercise price of $0.0005 per share, to purchase shares of Common Stock ("2025 Offering Pre-Funded Warrants"), and (iii) 25,260,605 warrants, with an exercise price of $0.8553 per share, to purchase shares of Common Stock ("2025 Offering Common Stock Warrants"). Each share of Common Stock or 2025 Offering Pre-Funded Warrant was sold together with one 2025 Offering Common Stock Warrant to purchase 1.5 shares of Common Stock. The combined offering price for each share of Common Stock and 2025 Offering Common Stock Warrant was $0.7126, and the combined offering price for each 2025 Offering Pre-Funded Warrant and accompanying 2025 Offering Common Stock Warrant was $0.7121. For additional information related to the warrants issued in connection with the 2025 Offering, see Note 12.

The Company received gross proceeds of $11,994,834 from the 2025 Offering and incurred $1,668,303 of offering costs, including the initial fair value of the 2025 Offering Placement Agent Warrants, as defined below, of $417,815, which were recorded as a reduction of additional paid-in capital, resulting in net cash proceeds of $10,744,346. The Company intends to use the net proceeds from this Offering to support the phased acquisitions of businesses and for working capital and general corporate purposes. The 2025 Offering was completed on the terms available to the Company at that time.

In connection with the 2025 Offering, the Company entered into a Securities Purchase Agreement (the “2025 Offering Purchase Agreement”) with certain institutional and retail investors. Pursuant to the 2025 Offering Purchase Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or file any registration statement or prospectus, or any amendment or supplement thereto for 60 days after the closing date of the 2025 Offering (i.e. November 15, 2025), subject to certain exceptions. The Company agreed not to effect or enter into an agreement to effect any issuance of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock involving a Variable Rate Transaction (as defined in the 2025 Offering Purchase Agreement) until six months after the closing date of the 2025 Offering (i.e. March 16, 2026), subject to certain exceptions. Additionally, in connection with the 2025 Offering, each of the officers and directors of the Company and holders of 10% or more of the Company’s outstanding shares of Common Stock entered into lock-up agreements, pursuant to which they agreed not to sell or transfer any of the Company securities they hold, subject to certain exceptions, during the 60 days following the closing of the 2025 Offering.

The 2025 Offering Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the purchasers, including for liabilities arising under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the 2025 Offering Purchase Agreement were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. A holder will not have the right to exercise any portion of the 2025 Offering Common Stock Warrants or 2025 Offering Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% or 9.99%, as applicable, of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the 2025 Offering Common Stock Warrants or the 2025 Offering Pre-Funded Warrants, respectively.

Pursuant to a Placement Agency Agreement (the “Placement Agency Agreement”) with Joseph Gunnar and Co., LLC (the “Placement Agent”), the Company agreed to pay the Placement Agent in connection with the 2025 Offering (i) a total cash fee equal to up to seven and a half percent (7.5%) of the aggregate gross proceeds raised in the 2025 Offering for amounts up to and including $10,000,000, and an additional cash fee equal to six percent (6.0%) of the gross proceeds raised in the 2025 Offering for amounts in excess of $10,000,000, and (ii) reimbursement for reasonable accountable and out-of-pocket expenses incurred relating to the 2025 Offering up to $100,000.

Also pursuant to the Placement Agency Agreement, the Company, in connection with the 2025 Offering, agreed to issue to the

Placement Agent or its designees warrants (the “2025 Offering Placement Agent Warrants”) to purchase up to an aggregate of 673,617 shares of Common Stock. The 2025 Offering Placement Agent Warrants have an exercise price of $0.8907 per share (which represents 125% of the combined public offering price per share of Common Stock and accompanying 2025 Offering Common Stock Warrant), expire on the five-year anniversary of the commencement of sales in the 2025 Offering, and are exercisable beginning six months from the date of issuance.

The shares of Common Stock sold pursuant to the 2025 Offering Purchase Agreement, the 2025 Offering Pre-Funded Warrants, the 2025 Offering Common Stock Warrants and the 2025 Offering Placement Agent Warrants were offered by the Company pursuant to a registration statement filed with the SEC on September 10, 2025, and declared effective by the SEC on September 12, 2025, and a registration statement filed with the SEC on September 16, 2025.

Series A Preferred Stock

The Company is authorized to issue 50,000,000 shares of preferred stock with a par value of $0.0001 per share (the “Preferred Stock”) with such designation, rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2026 and December 31, 2025, there were 1,343,967 and 2,188,905, respectively, of shares of Preferred Stock issued and outstanding.

On February 6, 2026, we entered into an exchange agreement with Indigo Capital, pursuant to which we agreed to issue a pre-funded warrant (the “Indigo Pre-Funded Warrants”) in exchange for the extinguishment of 844,938 shares of our Series A Preferred Stock. For additional information, see Note 12.

During June 2025, the Company purchased (i) 100,000 shares of Preferred Stock from Brick Lane and (ii) 100,000 shares of Preferred Stock from Bomore in exchange for a convertible note, as further described in Note 10.

Ranking

The Company’s Preferred Stock ranks senior to the Company’s Common Stock with respect to rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Dividends

Holders of the Company’s Preferred Stock participate, on an as-converted basis (without regard to any conversion limitations) in all dividends paid to the holders of the Company’s Common Stock.

Conversion Rights

Prior to January 31, 2025, as further described under Redemption below, the Preferred Stock was convertible at any time into Common Stock at a conversion price equal to $1,996 (subject to equitable adjustment in the event of a stock split, stock consolidation, subdivision or certain other events of a similar nature that increase or decrease the number of shares of Preferred Stock outstanding (the “Original Issuance Price”)) divided by the lesser of (i) $2,295 and (ii) the greater of (x) 115% of the lowest VWAP per share of the Company’s Common Stock for any consecutive ninety-trading day period prior to the calculation of such VWAP and (y) $998, in each case subject to adjustment as set forth in the Certificate of Designations (the “Conversion Price”).

Mandatory Conversion

If the VWAP is greater than 200% of the Conversion Price for any 20 trading days in a 30-day trading day period, the Company may elect to convert all, but not less than all, of the Preferred Stock then outstanding into the Company’s Common Stock at a conversion rate with respect to each share of Preferred Stock equal to the Original Issuance Price as of the date of such conversion divided by the then applicable Conversion Price.

Voting Rights

The holders of Preferred Stock are not entitled to vote at or receive notice of any meeting of stockholders, except the holders of Preferred Stock are entitled to certain consent rights on matters related to (i) the creation or authorization of the creation of any equity or debt securities of the Company that rank senior or equal to certain rights of the Preferred Stock and (ii) the authorization of any adverse change to the powers, preferences, or special rights of the Preferred Stock set forth in the Company’s Certificate of Incorporation or Bylaws, and shall have voting rights as required by law.

Redemption

On the second anniversary of the Closing Date, or January 31, 2025 (the “Test Date”), the Company is obligated to redeem the maximum portion of the Preferred Stock permitted by law in cash at an amount equal to the Original Issuance Price as of such date if the Conversion Price exceeds the VWAP. If, on the Test Date, the Conversion Price is equal to or less than the VWAP, the Company must convert all shares of Preferred Stock then outstanding into shares of the Company’s Common Stock at the then applicable Conversion Price. Notwithstanding the foregoing, the Company shall not be required to redeem any shares of Preferred Stock to the extent the Company does not have legally available funds to effect such redemption. The mandatory redemption and conversion provisions described herein are further subject to certain limitations detailed in the Certificate of

Designations. As a result of such redemption feature, the Company recorded the Preferred Stock at its redemption value and classified the Preferred Stock as mezzanine equity on the consolidated balance sheet through January 31, 2025. As the Conversion Price of the Preferred Stock exceeded the VWAP on the Test Date, the Company was obligated to redeem the Preferred Stock beginning at that time and, as such, reclassified such Preferred Stock from mezzanine equity to a current liability on January 31, 2025. The preferred stock current liability was initially recorded at its fair value on January 31, 2025 of $13,491,000 and subsequently remeasured to its redemption amount of $10.00 per share ($1,996 adjusted for the stock splits), or $23,889,050, as the Preferred Stock is currently mandatorily redeemable at such amount, with the difference between the initial fair value and carrying value of $10,398,050 recorded as an adjustment to net loss available to common stockholders on the consolidated statement of operations for the three months ended March 31, 2025. The remeasurement of the liability subsequent to issuance to the redemption value of $10,398,050 is recorded within interest expense recognized on remeasurement of preferred stock liability on the consolidated statement of operations for the three months ended March 31, 2025.

NOTE 12. WARRANTS

The following table provides a summary of the number of the Company's outstanding warrants:

	Exercise price	Expiration date	March 31, 2026	December 31, 2025
Liability-classified warrants:
February 2026 Offering Common Warrants	February 17, 2026 - August 17, 2026: $0.6587, August 18, 2026 - January 1, 2027: $0.5489 and January 2, 2027 - February 17, 2031: $0.287	February 2031	32,792,859	—
February 2026 Offering Pre-Funded Warrants	0.0005	Until exercised in full	2,126,609	—
2025 Offering Common Stock Warrants	$0.8553	September 2030	377,460	377,460
Junior Note Warrants	$24.95	December 2028	172,209	172,209
Public Warrants	$2,295.40	January 2028	83,722	83,722
Total			35,552,859	633,391

Equity-classified warrants:
December 2025 $0.05 YA Warrants	$0.05	December 2030	—	16,032,065
December 2025 $1.25 YA Warrants	$1.25	December 2030	20,040,081	20,040,081
December 2025 $1.871 YA Warrants	$1.871	December 2030	5,010,021	5,010,021
December 2025 $2.35 YA Warrants	$2.35	December 2030	5,010,021	5,010,021
2025 Offering Placement Agent Warrants	$0.8907	September 2030	673,617	673,617
February 2026 Offering Placement Agent Warrants	$0.6861	February 2031	437,239	—
June 2023 Senior Note Warrants	$205.59	June 2028	67,177	67,177
August 2024 Warrants Issued with Junior Notes	$10.88 — $15.87	August 2029	3,987	3,987
Total			31,242,143	46,836,969

Liability-Classified Warrants

February 2026 Offering Pre-Funded Warrants and February 2026 Offering Common Warrants

On February 17, 2026, in connection with the February 2026 Offering as described in Note 11, the Company issued 10,162,680 liability-classified February 2026 Pre-Funded Warrants to purchase shares of Common Stock and 32,792,859 liability-classified February 2026 Offering Common Warrants to purchase shares of Common Stock. The warrants may be exercised in whole or in part for cash or, in certain circumstances, on a cashless basis, subject to certain beneficial ownership limitations. Net proceeds from the February 2026 Offering were first allocated to the liability-classified February 2026 Offering Pre-Funded Warrants and February 2026 Offering Common Warrants at their aggregate issuance date fair value of $18,918,964, which was greater than the net proceeds received from the February 2026 Offering of $11,994,929, therefore the Company recorded a loss on issuance of warrants on the consolidated statements of operations and comprehensive loss of $6,924,035 for the three months ended March 31, 2026, with no residual net proceeds allocated to the Common Stock and February 2026 Offering Placement Agent Warrants. Changes in the fair value of the February 2026 Offering Pre-Funded Warrants and February 2026 Offering Common Warrants are included within change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026.

During the three months ended March 31, 2026, 8,036,072 February 2026 Offering Pre-Funded Warrants were exercised for cash proceeds of $4,038, resulting in the issuance of 8,036,072 shares of Common Stock and the derecognition of the related warrant liability, which resulted in an increase to equity of $2,302,765 for the three months ended March 31, 2026.

2025 Offering Common Stock Warrants

On September 16, 2025, in connection with the 2025 Offering as described in Note 11, the Company issued 25,260,605 liability-classified 2025 Offering Common Stock Warrants to purchase shares of Common Stock. Each 2025 Offering Common Stock Warrant is immediately exercisable, has an exercise price of $0.8553 per share, subject to adjustment upon certain events, and expires on September 16, 2030. The warrants may be exercised in whole or in part for cash or, in certain circumstances, on a cashless basis, subject to certain beneficial ownership limitations. Net proceeds from the 2025 Offering were first allocated to the liability-classified 2025 Offering Common Stock Warrants at their aggregate issuance date fair value of $20,747,899, which was greater than the net proceeds received from the 2025 Offering of $10,744,346, therefore the Company recorded a loss on issuance of warrants on the consolidated statements of operations and comprehensive loss of $8,756,303 in the third quarter of 2025, with no residual net proceeds allocated to the Common Stock and 2025 Offering Pre-Funded Warrants. Changes in the fair value of the 2025 Offering Common Stock Warrants are included within change in fair value of warrant liabilities in the consolidated statements of operations and comprehensive loss.

Junior Note Warrants

In connection with the issuance of certain Junior Notes during 2023, which were extinguished in early 2025 as discussed in Note 10, the Company issued the Junior Note Warrants to purchase up to 110,221 shares of the Company's Common Stock. The Junior Note Warrants currently outstanding have an exercise price equal to $24.95 per share (subject to adjustment per the Junior Note Purchase Agreements) and expire on December 6, 2028. The Junior Note Purchase Agreements provided for the issuance of additional warrants if the related Junior Notes remained outstanding for specified periods following issuance, including at six and nine months, and as a portion of the Junior Notes were outstanding at each of these measurement dates in 2024, the Company was required to issue 61,988 additional warrants pursuant to the Junior Note Purchase Agreements during 2024.

Public Warrants

In connection with the closing of the Business Combination, Nuburu assumed the 83,722 Public Warrants outstanding on the date of closing, all of which were outstanding as of March 31, 2026. However, on December 12, 2023, the NYSE notified the Company and publicly announced that the NYSE had determined to (a) commence proceedings to delist the Company’s Public Warrants, each whole Public Warrant exercisable to purchase one share of the Company’s Common Stock at a price of $2,295.40 per share, and listed to trade on the NYSE under the symbol “BURU WS”, and (b) immediately suspend trading in the Public Warrants due to “abnormally low” trading price levels. As such, the Public Warrants were determined to have no value in the financial statements as of March 31, 2026 and 2025.

Equity-Classified Common Stock Warrants

December 2025 YA Warrants

In connection with the issuance of the December 2025 YA Debenture, as further described in Note 10, the Company issued warrants to purchase an aggregate of 46,092,185 shares of the Company’s Common Stock consisting of (i) warrants exercisable for 16,032,065 shares at an exercise price of $0.05 per share (the "December 2025 $0.05 YA Warrants"), (ii) warrants exercisable for 20,040,081 shares at an exercise price of $1.25 per share (the "December 2025 $1.25 YA Warrants"), (iii) warrants exercisable for 5,010,021 shares at an exercise price of $1.871 per share (the "December 2025 $1.871 YA Warrants") and (iv) warrants exercisable for 5,010,021 shares at an exercise price of $2.35 per share (the "December 2025 $2.35 YA Warrants") (collectively, the "December 2025 YA Warrants"). The December 2025 YA Warrants are exercisable anytime from issuance through the expiration date of December 17, 2030.

Issuance of warrant shares in excess of 19.99% of the Company’s outstanding Common Stock is subject to stockholder approval, which the Company received at its special meeting of stockholders held on March 12, 2026. Certain of the December 2025 YA Warrants may be exercised on a cashless basis if the related shares are not registered for resale. The Company may require cash exercise of certain of the December 2025 YA Warrants upon satisfaction of specified market-based and registration conditions, subject to volume limitations. The December 2025 YA Warrants contain customary anti-dilution and fundamental transaction provisions designed to preserve the holder’s economic interests, including adjustments for stock splits, dividends and similar events. Prior to exercise, the December 2025 YA Warrants do not confer voting or dividend rights, but permit participation in certain distributions on an as-converted basis, subject to beneficial ownership limitations. The December 2025 YA Warrants are transferable subject to applicable securities laws and include customary remedies for failure to timely deliver shares upon exercise.

The Company entered into a registration rights agreement requiring the Company to file a registration statement covering the resale of the warrant shares and, subject to certain exceptions, restricting the Company from filing other registration statements until such shares are registered. The December 2025 YA Warrants were registered by the Company pursuant to a Registration Statement on Form S-1 filed with the SEC on December 23, 2026, under the Securities Act (File No. 333-292426), and declared effective by the SEC on January 7, 2026.

As further described in Note 10, as the issuance of the December 2025 YA Debenture and the December 2025 YA Warrants involved the issuance of both debt and equity instruments, and the fair value of the December 2025 YA Debenture at inception was greater than the net proceeds received for the issuance of the December 2025 YA Debenture and the December 2025 YA Warrants, no value was ascribed to the December 2025 YA Warrants.

During the three months ended March 31, 2026, 16,032,065 December 2025 YA Warrants were exercised for cash proceeds of $800,000, resulting in the issuance of 16,032,065 shares of Common Stock during the three months ended March 31, 2026.

2025 Offering Pre-Funded Warrants and 2025 Offering Placement Agent Warrants

On September 16, 2025, in connection with the 2025 Offering, as described in Note 11, the Company issued (i) 10,352,721 equity-classified 2025 Offering Pre-Funded Warrants to purchase shares of Common Stock and (ii) 673,617 equity-classified 2025 Offering Placement Agent Warrants to purchase shares of Common Stock. The 2025 Offering Pre-Funded Warrants were exercisable immediately and had an exercise price of $0.0005 per share. The 2025 Offering Placement Agent Warrants have an exercise price of $0.8907 per share, subject to adjustment upon certain events, are exercisable beginning March 16, 2026, and expire on September 16, 2030. The 2025 Offering Pre-Funded Warrants and 2025 Offering Placement Agent Warrants may be exercised in whole or in part for cash or, in certain circumstances, on a cashless basis, subject to certain beneficial ownership limitations. As discussed above, net proceeds from the 2025 Offering were first allocated to the liability-classified 2025 Offering Common Stock Warrants at their aggregate issuance date fair value, and no residual proceeds were allocated to the Common Stock and 2025 Offering Pre-Funded Warrants. The issuance date fair value of the 2025 Offering Placement Agent Warrants of $417,815 was treated as an equity-issuance cost and reduction in additional-paid in capital, and was estimated using the Monte Carlo simulation based approach, a Level 3 valuation, with the following assumptions:

Upon Issuance
2025 Offering Placement Agent Warrants:
Stock price	$0.69611
Expected term (in years)	5.0
Expected volatility	145.0%
Risk-free interest rate	3.6%
Expected dividend yield	0.0%

During the third and fourth quarters of 2025, all 10,352,721 2025 Offering Pre-Funded Warrants were exercised on a cashless basis, resulting in the issuance of 10,345,474 shares of Common Stock, and there are no outstanding 2025 Offering Pre-Funded Warrants as of March 31, 2026.

June 2023 Senior Note Warrants

In connection with the issuance of Senior Notes, which were extinguished in early 2025 as discussed in Note 10, the Company issued the Senior Note Warrants to purchase up to 57,710 shares of the Company's Common Stock pursuant to the June 12, 2023 Senior Note Purchase Agreement and 9,467 shares of Common Stock pursuant to the June 16, 2023 Senior Note Purchase Agreement.

Pre-Funded Warrants

On May 1, 2024, the Company entered into a Pre-Funded Warrant Purchase Program (the “Program”) with strategic investors, pursuant to which from time-to-time the Company could sell and the investors could acquire pre-funded warrants, up to a total purchase price to the Company equal to $15,000,000. The exercise price for pre-funded warrants is substantially paid by the purchaser at closing and, as a result, such warrants may be exercised in the future with a nominal exercise price payment. Investors also received a warrant to acquire the same number of shares covered by the pre-funded warrant for a purchase price equal to 150% of the relevant pre-funded warrant purchase price exercisable for a period of 5 years. Each specific transaction was entered into on terms agreed by the parties; provided however, that in no case would the purchase price per share be less than 110% of the closing price per share of the Company’s Common Stock on the trading day immediately preceding the date of purchase. Contemporaneously with the acquisition of pre-funded warrants, the investors could also voluntarily convert outstanding notes previously issued by the Company; provided that such transactions, as a whole, could not result in an effective direct or indirect discount to market price to the investors of greater than 30%. During 2024, the Company issued 167,759 pre-funded warrants for total cash proceeds of $2,139,866 in pre-funded warrants pursuant to the Program (the "Pre-Funded Warrants").

Pre-Funded Warrants Modification — In February 2025, in connection with the Liqueous Settlement Agreement, as amended, the Company agreed to (i) modify 133,349 outstanding equity-classified Pre-Funded Warrants issued in connection with the Program during 2024, resulting in the issuance of 730,946 equity-classified pre-funded warrants outstanding immediately after the modification exercisable into Common Stock and (ii) modify the remaining 34,411 outstanding equity-classified Pre-Funded Warrants issued in connection with the Program during 2024, resulting in 1,875,930 pre-funded warrants outstanding immediately after the modification that were concurrently exercised into 1,875,930 shares of the Company's Common Stock for no additional cash consideration, as the modified pre-funded warrants had a nominal exercise price (the "Pre-Funded Warrants Modification"). As a result of the Liqueous Settlement Agreement, there will not be further issuances under the Program.

The Company accounted for the Pre-Funded Warrants Modification in accordance with ASC 815, Derivatives and Hedging, where the effect of a modification shall be measured as the difference between the fair value of the modified warrant and the fair value of the original warrant immediately before its terms are modified, with each measured on the modification date. As a result of the Pre-Funded Warrants Modification, which was not contemplated as a result of an equity or debt financing, but rather, as a settlement of any claims between the parties related to non-performance of obligations under certain previous agreements executed between the Company and Liqueous, the Company recorded (i) an increase to equity of $3,076,380, and a corresponding deemed dividend, related to the incremental fair value of the modified Pre-Funded Warrants over the fair value of the original Pre-Funded Warrants, each measured on the modification date and (ii) a loss on settlement of an aggregate $2,026,380, which represents the incremental fair value of the modified Pre-Funded Warrants over the fair value of the original Pre-Funded Warrants, each measured on the modification date, less cash received or receivable related to the Liqueous Settlement Agreement of $1,050,000. The loss on settlement is recorded in loss on extinguishment of debt on the consolidated statement of operations during the three months ended March 31, 2025.

In March 2025, the 730,946 outstanding warrants were exercised into 730,946 shares of Common Stock for no additional cash consideration, as the pre-funded warrants had a nominal exercise price.

August 2024 Warrants Issued with Junior Notes

In connection with the issuance of certain Junior Notes during 2024 which were subsequently extinguished in 2025, the Company issued an aggregate 3,987 warrants to a financial services firm as compensation for their services performed. The warrants are exercisable through payment of an exercise price ranging from $10.88 to $15.87, subject to certain customary antidilution adjustments, at any time after issuance through the expiration date in August 2029.

Indigo Pre-Funded Warrants

On February 6, 2026, we entered into an exchange agreement with Indigo Capital, pursuant to which we agreed to issue 11,176,650 Indigo Pre-Funded Warrants in exchange for the extinguishment of 844,938 shares of our Series A Preferred Stock. The exchange was accounted for as an extinguishment of preferred stock, with the carrying value of the Series A Preferred Stock of $8,449,380 derecognized and the fair value of the Indigo Pre-Funded Warrants of $8,923,438 recognized within additional paid-in capital, as the Indigo Pre-Funded Warrants were determined to be equity-classified, with the difference of $474,058 recognized as a deemed dividend reflected as an adjustment to net loss available to common stockholders. Because the Indigo Pre-Funded Warrants had a nominal exercise price per share and were immediately exercisable, their fair value at issuance was determined based on the closing price of the Company’s Common Stock on February 6, 2026, less the exercise price. The Indigo Pre-Funded Warrants were exercisable immediately, and all 11,176,650 Indigo Pre-Funded Warrants were exercised during the three months ended March 31, 2026, resulting in the issuance of 11,170,330 shares of Common Stock.

February 2026 Offering Placement Agent Warrants

On February 17, 2026, in connection with the February 2026 Offering as described in Note 11, the Company issued to the February 2026 Placement Agent or its designees 437,239 February 2026 Offering Placement Agent Warrants to purchase shares of Common Stock. The February 2026 Offering Placement Agent Warrants have an exercise price of $0.6861 per share, are exercisable beginning six months from the date of issuance and expire on the five-year anniversary of the closing date of the February 2026 Offering. The warrants may be exercised in whole or in part for cash or, in certain circumstances, on a cashless basis, subject to certain beneficial ownership limitations. The issuance date fair value of the February 2026 Offering Placement Agent Warrants of $185,018 was treated as an equity-issuance cost and reduction in additional-paid in capital, and was estimated using the Black Scholes valuation model, a Level 3 valuation, with the following assumptions:

Upon Issuance
February 2026 Offering Placement Agent Warrants:
Stock price	$0.48
Expected term (in years)	5.0
Expected volatility	146.0%
Risk-free interest rate	3.6%
Expected dividend yield	0.0%

NOTE 13. STANDBY EQUITY PURCHASE AGREEMENT

On May 30, 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (the “SEPA Investor”), pursuant to which the Company has the right, but not the obligation, to sell to the Investor up to $100,000,000 of its Common Stock, subject to the terms and conditions set forth in the SEPA. The Company may, from time to time in its discretion, direct the SEPA Investor to purchase shares of Common Stock by delivering an advance notice (an “Advance”). The purchase price for shares sold pursuant to an Advance is generally equal to 97% of the lowest VWAP of the Company’s Common Stock during a specified pricing period, subject to a minimum acceptable price established by the Company.

The SEPA became effective in July 2025 following the effectiveness of a registration statement covering the resale of shares issuable under the SEPA. The Company’s stockholders approved the issuance of shares in excess of applicable exchange limitations at the Company’s 2025 annual meeting. The SEPA contains customary conditions and limitations, including a restriction that the SEPA Investor may not beneficially own more than 4.99% of the Company’s outstanding common stock at any time. The SEPA will terminate upon the earlier of (i) May 30, 2028 or (ii) the date on which the SEPA Investor has purchased shares equal to the $100,000,000 commitment amount, unless earlier terminated by the Company in accordance with its terms.

The net proceeds payable to the Company under the SEPA will depend on the frequency and prices at which Common Stock is sold. Unless otherwise agreed by the parties, the Company is required to use any proceeds received under the SEPA to pay outstanding principal and interest under the 2025 YA Debentures issued by the SEPA Investor during 2025. After the December 2025 YA Debenture is paid in full, the Company expects that proceeds received from such sales will be used primarily for working capital and general corporate purposes and for purposes of implementing its business plan focused on building a stable foundation for the future business.

The SEPA is accounted for as a liability at fair value under ASC 815, Derivatives and Hedging, as it includes an embedded put option and an embedded forward contract that do not meet the indexed to equity and the equity classification scope exception. The put option is recognized at inception, and the forward option is recognized upon issuance of notice for the sale of the Company's Common Stock. The fair value of the derivative liability related to the embedded put option is included within SEPA liability on the condensed consolidated balance sheet, and was estimated at $2,582,724 at inception of the agreement, with changes in fair value each reporting period recognized within change in fair value of SEPA liability on the condensed consolidated statements of operations and comprehensive loss.

As consideration for the SEPA Investor’s commitment to purchase the shares of Common Stock pursuant to the SEPA, the Company incurred (i) a structuring fee payable to the SEPA Investor in the amount of $25,000, (ii) a commitment fee payable to the SEPA Investor in Common Stock in an amount equal to 1% of the Commitment Amount, or $1,000,000, to be paid 50% on execution of the SEPA and 50% 90 days following the date of the SEPA and (iii) legal expenses of $50,000 related to the issuance of the SEPA.

During the three months ended March 31, 2026, the Company sold 11,019,981 shares of Common Stock under the SEPA for aggregate proceeds of approximately $2,172,771. Of these proceeds, $1,621,071 was used to repay a portion of the outstanding principal balance of the December 2025 YA Debenture and $551,699 was applied to accrued interest on the December 2025 YA Debenture.

As of March 31, 2026, the Company had issued approximately 3,300,000 shares of Common Stock to the investor in connection with prior advance notices under the SEPA for which proceeds had not yet been received, as the investor was unable to sell such shares due to minimum acceptable price provisions, which remained subject to settlement in connection with future advance notices.

From March 31, 2026 through the date of issuance of this Quarterly Report, the Company settled the 3,300,000 shares of Common Stock described above and issued an additional 14,732,123 shares of Common Stock under the SEPA, generating gross proceeds of approximately $3,004,244. Of these proceeds, $2,781,167 was used to repay a portion of the outstanding principal balance of the December 2025 YA Debenture, $173,362 was applied to accrued interest on the December 2025 YA Debenture and $49,715 was retained by the Company.

NOTE 14. STOCK-BASED COMPENSATION

As of March 31, 2026, the Company had an active stock-based incentive compensation plan and an employee stock purchase plan: the 2022 Equity Incentive Plan (the “2022 Plan”) and the 2022 Employee Stock Purchase Plan (the “ESPP”). All new equity compensation grants were issued under these two plans; however, outstanding awards previously issued under inactive plans will continue to vest and remain exercisable in accordance with the terms of the respective plans.

The 2022 Plan provides for the grant of stock and stock-based awards including stock options, restricted stock, restricted stock units, performance awards, and stock appreciation rights. As of March 31, 2026, there were approximately 16,500 shares available for grant under the 2022 Plan and approximately 151,000 shares available for grant under the ESPP.

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the Company’s consolidated statements of operations and comprehensive loss is classified as follows:

	Three months ended March 31,
	2026	2025
Selling and marketing	$191,375	$196,488
General and administrative	11,186	101,517
Cost of revenue	—	105,734
Research and development	—	93,425
Total stock-based compensation expense	$202,561	$497,164

The Company’s stock-based compensation expense is based on the value of the portion of stock-based payment awards that are ultimately expected to vest. During the three months ended March 31, 2026 and 2025, stock-based compensation relating to stock-based awards granted to consultants was $191,375 and $219,316, respectively, which includes expense that relates to the arrangements further described below under Common Stock Issued for Services.

Restricted Stock Units

The Company had no outstanding restricted stock units ("RSUs") as of March 31, 2026 and December 31, 2025. The total grant date fair value of RSUs vested was nil and $216,846 during the three months ended March 31, 2026 and 2025, respectively.

As of March 31, 2026, there was no unrecognized stock-based compensation cost related to RSUs.

Stock Options

The Company's outstanding stock options generally vest on a monthly basis over a one-year period, subject to continued employment or service as a director, as the case may be, with the first installment beginning on the grant date, and generally expire 10 years from the date of the grant. All unvested options vest immediately upon a change in control, subject to the participant’s continued employment or service as a director, as the case may be, through the occurrence of such event. Vested options are generally exercisable for three years after the participant ceases employment with the Company.

The following table shows a summary of the Company's stock option activity for the three months ended March 31, 2026:

	Number of Stock Options Outstanding	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2025	50,968	$4.80	9.5	$4,306.53
Options cancelled or forfeited	(1,187)	$113.77
Options outstanding at March 31, 2026	49,781	$2.20	9.5	$—
Options exercisable at March 31, 2026	24,921	$3.47	9.5	$—
Options vested and expected to vest at March 31, 2026	49,781	$2.20	9.5	$—

As of March 31, 2026, total unrecognized stock-based compensation cost related to stock options was $17,908, which is expected to be recognized over a weighted-average period of 0.42 years.

The Company estimates the fair value of the options utilizing the Black-Scholes option pricing model, which is subjective and dependent upon several variables, including expected option term, expected volatility of the Company’s share price over the expected term, expected risk-free interest rate over the expected option term and expected dividend yield rate over the expected option term. The Company uses the simplified method to estimate expected term of its stock options, which represents an estimate of the period of time utilizing the mid period of the vesting dates and the expiration date, because it does not have sufficient historical exercise data due to the recency of its IPO. The risk-free interest rate is based on the term structure of interest rates at the time of the option grant based on the determined term utilized. Expected volatility is based on the weighted average of the historical returns on our stock and a group of comparable companies. There were no options granted during the three months ended March 31, 2026 and 2025.

Common Stock Issued for Services

During 2025, the Company entered into arrangements with non-employee consultants for services to be provided in exchange for (i) the issuance of 767,573 shares of Common Stock, (a) 200,401 of which were equity-classified, with 100,201 of those shares relating to services previously provided and the remaining 100,200 shares relating to services to be provided over the term of the agreement, and (b) 567,172 of which were liability-classified, and for which all services have not yet been provided by the non-employee consultants, and (ii) the required quarterly issuance of a variable number of shares of Common Stock equal to $25,000, priced based on the average closing price of the Company's Common Stock for the previous five trading dates prior to issuance, which are liability-classified. The amount of 567,172 shares of Common Stock was adjustable, as of the earlier of a resale registration statement's effectiveness or six months from the date of the agreement, to ensure an aggregate market value of $600,000, with shares of Common Stock forfeited if the value was higher and additional shares of Common Stock issued if lower. In accordance with this provision, during 2025, the Company issued an additional 285,598 shares of Common Stock.

As of March 31, 2026, the Company was required to issue 142,857 shares of Common Stock pursuant to the required quarterly issuances under the arrangement, which had not yet been issued as of March 31, 2026. During the three months ended March 31, 2026 and 2025, there were 28,960 and nil, respectively, of shares of Common Stock issued pursuant to this provision.

Equity-classified awards

Stock-based compensation expense for the equity-classified awards was recognized based on the fair value of the Company’s Common Stock on the date of grant over the requisite service period. For the three months ended March 31, 2026 and 2025, the total stock-based compensation expense recognized for the equity-classified awards was $16,375 and $136,384, respectively. Additionally, as of March 31, 2026 and December 31, 2025, as the non-employee consultants had not provided all services related to the 100,200 shares issued where the service term had not ended, $60,040 and $76,415, respectively, was recorded within prepaid expenses and other current assets on the condensed consolidated balance sheets, which is amortized using the straight-line method to stock-based compensation expense over the remaining requisite service period.

Liability-classified awards

Liability-classified awards represent compensation for services to be provided over the term of the agreements, and are measured based on a fixed monetary value to be paid to the non-employee consultants settled through the issuance of a variable number of shares of Common Stock.

For the three months ended March 31, 2026 and 2025, the total stock-based compensation expense recognized for the liability-classified awards was $175,000 and $51,073, respectively. As of each of March 31, 2026 and December 31, 2025, $25,000 was included within accrued expenses on the condensed consolidated balance sheet related to the required quarterly issuance of Common Stock. Additionally, as of March 31, 2026 and December 31, 2025, as the non-employee consultants had not provided all services related to the 852,770 shares issued and the service term had not ended, $375,000 and $525,000, respectively, was recorded within prepaid expenses and other current assets on the condensed consolidated balance sheets, which is amortized using the straight-line method to stock-based compensation expense over the remaining requisite service period.

Market-Based Awards

During the three months ended March 31, 2026, the Company entered into arrangements with certain employees and a non-employee consultant that provide for the potential issuance of equity awards pursuant to the 2022 Plan subject to market conditions.

Consultant Awards

On February 1, 2026, the Company entered into a consulting agreement with a non-employee strategic advisor that includes equity awards to be settled in Common Stock to be issued by the Company. The awards are non-cumulative and are determined using a volume-weighted average price test (the "VWAP Test") over twenty consecutive trading days during the year ended December 31, 2026. The number of shares issuable is determined by the single highest award tier achieved during the year ended December 31, 2026, as follows:

•
Tier 1: If the VWAP Test is satisfied at $3.49 (and no higher threshold is satisfied), the Consultant earns 70,140 shares.
•
Tier 2: If the VWAP Test is satisfied at $4.99 (and no higher threshold is satisfied), the Consultant earns 100,200 shares.
•
Tier 3: If the VWAP Test is satisfied at $9.98 or higher, the Consultant earns 150,301 shares, plus an additional 150,301 shares for each additional $4.99 threshold above $9.98 that is satisfied, subject to an aggregate Tier 3 cap of 601,202 shares.

The awards are subject to continuous service and vest on January 20, 2027. The arrangement includes change of control protections and good-leaver protections. Additionally, the awards include a mandatory fallback cash settlement mechanism that if the equity award cannot be settled within 90 days after January 20, 2027 (or by March 31, 2027, if earlier), it must first attempt to reserve shares at its next evergreen share pool renewal, and if the award has still not been settled in equity within 183 days after that outside date, the Company is required to pay the consultant in cash based on the earned success fee value, with any partial equity settlement reducing the cash obligation dollar-for-dollar. Additionally, in the event of a change of control, the consultant may elect settlement in cash or in the same form of consideration received by common stockholders. As of and for the three months ended March 31, 2026, the stock-based compensation expense and associated liability were each immaterial.

The Company determined the fair value using a Monte Carlo simulation based approach, a Level 3 valuation, with the following assumptions:

Three months ended March 31,
2026
Stock Price	$0.1773 - $0.2100
Expected term (in years)	0.80 - 0.90
Expected volatility	164.0% - 168.0%
Risk-free interest rate	3.4% - 3.7%
Expected dividend yield	0.0%

Lyocon Acquisition Awards

On January 15, 2026, in connection with the Company's incentive plan related to the Lyocon Acquisition discussed in Note 4, the Company issued equity awards to each of the Lyocon sellers pursuant to the 2022 Plan to be settled in Common Stock based on performance targets tied to the Company's stock price. Under the equity awards, (i) if the share price of Common Stock reaches $3.49 for over 20 consecutive trading days in 2026, the participant is entitled to equity awards equal to 0.07% of the Company’s market cap; (ii) if the share price of Common Stock reaches $4.99 for over 20 consecutive trading days in 2026, the participant is entitled to equity awards equal to 0.10% of the Company’s market cap; or (iii) if the share price of Common Stock reaches $9.98 for over 20 consecutive trading days in 2026, the participant is entitled to equity awards equal to 0.15% of the Company’s market cap. The highest target achieved within 2026 determines the value of the equity award for 2026 for each seller. The equity incentive for each employee is non-cumulative; the highest target achieved within the fiscal year determines the value of the equity grant at year-end. The awards are subject to continuous employment and vest on January 20, 2027. As of and for the three months ended March 31, 2026, the stock-based compensation expense and associated liability were each immaterial.

The Company determined the fair value using a Monte Carlo simulation based approach, a Level 3 valuation, with the following assumptions:

Three months ended March 31,
2026
Stock Price	$0.1773 - $0.1837
Expected term (in years)	0.80 - 1.00
Expected volatility	168.0% - 175.0%
Risk-free interest rate	3.5% - 3.7%
Expected dividend yield	0.0%

NOTE 15. INCOME TAXES

Due to its current operating losses, the Company recorded no income tax expense during the three months ended March 31, 2026 and 2025. Following the January 2026 Orbit Change of Control and Lyocon Acquisition, the Company has Italian operations; however, the related pre-tax income and loss were not significant for the three months ended March 31, 2026, and the Company’s tax activity remained limited to U.S. federal and state jurisdictions.

Due to the Company’s history of cumulative losses and after considering all the available objective evidence, management concluded that it is not more likely than not that all of the Company’s net deferred tax assets will be realized in the future. Accordingly, the Company’s deferred tax assets, which include net operating loss (“NOL”) carryforwards and tax credits related primarily to research and development, continue to be subject to a valuation allowance as of March 31, 2026. The Company expects to continue to maintain a full valuation allowance until there is sufficient evidence to support recoverability of its deferred tax assets.

Utilization of the NOL carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, and similar state provisions. Generally, in addition to certain entity reorganizations, the limitation applies when one or more "5-percent stockholders" increase their ownership, in the aggregate, by more than 50 percentage points over a 36-month time period testing period, or beginning the day after the most recent ownership change, if shorter. The Company has determined that a Section 382 change in ownership occurred during 2023. As a result of this change in ownership, we expect that certain of the Company's NOLs may not be utilized in the future to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. However, due to the full valuation allowance recorded as of March 31, 2026, the limitation does not affect the Company's results of operations for the periods presented.

NOTE 16. NET LOSS PER SHARE

The details of our net loss attributable to common stockholders, basic and diluted EPS are set forth below:

	Three months ended March 31,
	2026	2025
Numerator:
Net loss	$(459,898)	$(16,611,425)
Deemed dividend in connection with extinguishment of preferred stock through issuance of warrants	(474,058)	—
Reclassification of convertible preferred stock from mezzanine equity to liability	—	10,398,050
Deemed dividend in connection with modification of pre-funded warrants	—	(3,076,380)
Net loss attributable to common stockholders	$(933,956)	$(9,289,755)
Denominator:
Weighted-average shares outstanding — basic and diluted	118,226,181	6,628,195
Net loss per share — basic and diluted	$(0.01)	$(1.40)

For additional information regarding the adjustments to arrive at net loss attributable to common stockholders, see Notes 11 and 12.

Pre-funded warrants are included in basic and diluted weighted-average shares outstanding as they are exercisable for nominal consideration and are considered outstanding common stock equivalents. Contingently issuable shares are included in basic and diluted EPS only when all specified contingencies other than time have been satisfied. Shares issuable in connection with the SEPA are excluded from basic EPS because issuances are contingent on meeting price thresholds, volume limitations, and regulatory caps. As those contingencies were not satisfied as of March 31, 2026, no shares issuable under the SEPA were included in the denominator of basic EPS for the three months ended March 31, 2026.

Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue Common Stock were exercised, vested, or converted into Common Stock, and is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of Common Stock outstanding during the period, adjusted for the effect of potentially dilutive shares of Common Stock using the treasury stock or if-converted methods, as applicable. Diluted EPS for the three months ended March 31, 2026 and 2025 excludes potentially dilutive securities from the computation because the effect of their inclusion would have been anti-dilutive or would have decreased the reported loss per share.

Basic and diluted EPS presented for the three months ended March 31, 2026 includes 10,181,125 shares of Common Stock that the Company was required to issue but had not yet issued as of March 31, 2026.

The following securities were outstanding during the period but were not included in the computation of diluted EPS because their effect would have been anti-dilutive:

	Three months ended March 31,
	2026	2025
December 2025 YA Warrants	30,060,123	—
February 2026 Offering Common Warrants	32,792,859	—
February 2026 Offering Placement Agent Warrants	437,239	—
2025 Offering Placement Agent Warrants	673,617	—
2025 Offering Common Stock Warrants	377,460	—
Junior Note Warrants	172,209	172,209
Public Warrants	83,722	83,722
June 2023 Senior Note Warrants	67,177	67,177
August 2024 Warrants Issued with Junior Notes	3,987	3,987
If-converted Common Stock from convertible notes	23,300,646	—
Stock options outstanding	49,781	37,463
Orbit Settlement Shares	10,020,040	—
If-converted Common Stock from Series A Preferred Stock(1)	13,467	23,937
Unvested restricted stock units	—	651
Total	98,052,327	389,146

(1)
Assumed that all shares of Series A Preferred Stock were converted into Common Stock at a conversion rate equal to $0.05 divided by $5.00, representing the maximum number of shares issuable to holders of Series A Preferred Stock.

NOTE 17. SEGMENT REPORTING

Operating segments are defined as components of an entity about which discrete financial information is evaluated regularly by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and assess performance. The Company currently operates and manages its business as one business segment, which is dual-use, non-kinetic, and software-orchestrated solutions addressing modern security and resilience challenges across military, governmental, and civilian domains. Accordingly, the Company has one reportable segment. Following the Orbit Change of Control and Lyocon Acquisition, the Company is in the process of reassessing its operating and reportable segments. The integration of the acquired businesses is ongoing, and the financial information regularly reviewed by the CODM to allocate resources and assess performance is being evaluated and may be modified to reflect the expanded operations. The Company's reassessment may result in the identification of additional operating and reportable segments and corresponding changes to the segment disclosures in subsequent filings. The Company has a single management team that reports to the Executive Chairman and Co-Chief Executive Officer, the Company's CODM, who comprehensively manages the entire Company. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

When evaluating the Company’s financial performance, the CODM is regularly provided with more detailed expense information than what is included in the Company’s statements of operations and comprehensive loss. The CODM uses net loss, as reported in the consolidated statements of operations and comprehensive loss, in evaluating the performance of the segment. Decisions regarding resource allocation are made primarily during the annual budget planning process and reallocated as needed throughout the year. The measure of segment assets is reported on the balance sheets as total assets.

The following table shows a reconciliation of the Company’s net loss, including the significant expense categories regularly provided to and reviewed by the CODM, as computed under U.S. GAAP, to the Company’s total net loss in the consolidated statements of operations and comprehensive loss:

	Three Months Ended March 31,
	2026	2025
Revenue	$407,644	$—
Cost of revenue:
Materials	3,620	4,593
Direct labor	187,605	153,116
Direct job costs	310,164	(33,273)
Overhead	151,371	111,281
Total cost of revenue	652,760	235,717
Gross margin	(245,116)	(235,717)
Operating expenses:
Research and development	67,500	184,563
Selling and marketing	1,977,525	543,337
General and administrative	5,614,686	2,078,805
Total operating expenses	7,659,711	2,806,705
Other segment income (expenses), net (1)	7,444,929	(13,569,003)
Segment net loss	$(459,898)	$(16,611,425)

(1)
Other segment expenses, net consist of interest income, interest expense, change in fair value of warrant liabilities, loss on issuance of warrants, warrant issuance costs, change in fair value of debt, loss on issuance of debt, gain on initial recognition of Tekne Investment, change in fair value of investments, gain on issuance of SYME Bonds (related party), change in fair value of SYME Bonds (related party), change in fair value of contingent consideration, change in fair value of derivative liability, change in fair value of convertible notes receivable, remeasurement of subscription for Orbit shares (related party), remeasurement of Orbit equity method investment (related party), change in fair value of SEPA liability, loss on extinguishment of debt, gain on sale of intellectual property intangible assets, loss on impairment of inventories, property and equipment and operating lease right-of-use asset, interest expense recognized on remeasurement of preferred stock liability and other loss, net.

NOTE 18. SUBSEQUENT EVENTS

On May 12, 2026, in light of its reported stockholders’ deficit of approximately $15.2 million as of December 31, 2025 and historical net losses, the Company received a notice of noncompliance with NYSE American continued listing standards (the “2026 Notice”) indicating that the Company was not in compliance with Section 1003(a)(ii) of the Company Guide, which requires a company to maintain stockholders’ equity of $4.0 million or more if it has reported losses from continuing operations or net losses in three of its four most recent fiscal years. In connection with the 2026 Notice, the NYSE American is not requiring that a new compliance plan be provided by the Company and the Company will continue to operate in accordance with the Compliance Plan previously accepted by NYSE American.

Nuburu, Inc.

Up to 268,741,160 Shares of Common Stock

(or Pre-Funded Warrants to Purchase up to 268,741,160 Shares of

Common Stock in lieu of Common Stock)

Up to 570,000 Shares of Series B Preferred Stock that accompany the Common Stock and Pre-Funded Warrants

Up to 181,258,840 Shares of Common Stock underlying Pre-Funded Warrants and Series B Preferred Stock

Up to 403,111,752 Pre-Funded Warrants to Purchase Shares of Common Stock

underlying the Series B Preferred Stock

PROSPECTUS

[ ], 2026

Part II

Information Not Required In Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an estimate of the fees and expenses payable by us in connection with the issuance and distribution of the securities being registered, other than Placement Agent fees. All amounts are estimated, except the Securities and Exchange Commission (“SEC”) registration fee and the FINRA filing fee. All of the expenses below will be paid by us.

SEC registration fees	$8,924
Printing and related expenses	31,825
Legal fees and expenses	50,000
Accounting fees and expenses	21,000
Total	$111,749

Item 14. Indemnification of Directors and Officers

Our Certificate of Incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the “DGCL”). We are incorporated under the laws of the State of Delaware. Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his or her service as a director or officer of the corporation, or his or her service, at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees) that are actually and reasonably incurred by him or her (“Expenses”), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him or her, in connection with the defense or settlement of such action, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The DGCL also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the DGCL provides the general authorization of advancement of a director’s or officer’s litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by law, agreement or otherwise.

Our amended and restated bylaws and restated certificate of incorporation provide for indemnification of our directors and officers and for advancement of litigation expenses to the fullest extent permitted by current Delaware law. In addition, the Company has entered into indemnification agreements with directors and officers that provide for indemnification and advancement of litigation expenses to fullest extent permitted by the DGCL.

We maintain a policy of directors’ and officers’ liability insurance which reimburses us for expenses which we may incur in connection with the foregoing indemnity provisions and which may provide direct indemnification to directors and officers where we are unable to do so.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities

There have been no securities sold by us during the past three years that were not registered under the Securities Act and/or are not otherwise described in the accompanying prospectus or the documents incorporated by reference into the accompanying prospectus.

For additional information, see the descriptions of the financing transactions described under "Recent Financing Transactions, Settlements and Debt Extinguishments" in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the accompanying prospectus, which are incorporated herein by reference. The shares issued were made pursuant to exemptions from registration under (i) Section 4(a)(2) of the Securities Act as transactions not involving a public offering,

(ii) Section 3(a)(9) of the Securities Act as exchanges with existing security holders or (iii) Section 3(a)(10) of the Securities Act as transactions approved by a court or authorized governmental entity.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

		Incorporated by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date
1.1*	Form of Placement Agency Agreement, by and between the Company and Joseph Gunnar & Co., LLC

2.1†	Business Combination Agreement, dated as of August 5, 2022, by and among Tailwind Acquisition Corp., Compass Merger Sub, Inc. and Nuburu, Inc.	8-K	001-39489	2.1	August 8, 2022

3.1	Amended and Restated Bylaws of the Company.	8-K	001-39489	3.2	September 9, 2020

3.2	Amendment to the Amended and Restated By Laws of Nuburu, Inc.	8-K	001-39489	3.1	November 12, 2024

3.3	Amended and Restated Certificate of Incorporation of the Company.	8-K	001-39489	3.1	February 6, 2023

3.4	Amendment to the Amended and Restated Certificate of Incorporation of the Company	8-K	001-39489	3.1	June 13, 2024

3.5	Amendment to the Amended and Restated Certificate of Incorporation of the Company.	8-K	001-39489	3.1	February 27, 2026

3.6	Certificate of Designations of Series A Preferred Stock of the Company.	8-K	001-39489	3.3	February 6, 2023

3.7*	Certificate of Designations of Series B Preferred Stock of the Company.

4.1	Specimen Common Stock Certificate .	8-K	001-39489	4.1	February 6, 2023

4.2	Specimen Preferred Stock Certificate .	8-K	001-39489	4.2	February 6, 2023

4.3	Specimen Warrant Certificate.	S-1	333-248113	4.3	August 26, 2020

4.4	Warrant Agreement, dated as of September 9, 2020, by and between the Company and Continental Stock Transfer and Trust Company.	8-K	001-39489	4.1	September 9, 2020

4.5	Description of Registrant’s Securities.	10-K	001-39489	4.5	April 15, 2024

4.6	Form of Warrant to Purchase Shares of Common Stock.	8-K	001-39489	4.2	June 13, 2023

4.7	Form of Warrant to Purchase Shares of Common Stock.	10-K	001-39489	10.41	April 15, 2024

4.8	Subordinated Convertible Note, dated August 18, 2025, between the Company and Indigo Capital LP	10-Q	001-39489	10.8	November 14, 2025

4.9	Subordinated Convertible Note, dated September 2, 2025, between the Company and Bricklane Capital Management Limited	10-Q	001-39489	10.11	November 14, 2025

4.10	Form of Warrant to Purchase Common Stock.	S-1	333-290147	4.6	September 10, 2025

4.11	Form of Pre-Funded Common Stock Purchase Warrant.	S-1	333-290147	4.7	September 10, 2025

4.12	Form of Placement Agent's Purchase Warrant.	S-1	333-290147	4.8	September 10, 2025

4.13	Form of Series 1 Warrant to Purchase Common Shares.	8-K	001-39489	4.1	December 18, 2025

4.14	Form of Series 2, Series 3 and Series 4 Warrant to Purchase Common Shares.	8-K	001-39489	4.2	December 18, 2025

4.15	Form of Debenture.	8-K	001-39489	4.3	December 18, 2025

4.16	Form of Subordinated Convertible Note, dated January 13, 2026, between the Company and Ambrogio D’Arrezzo	S-1	333-293338	10.96	February 10, 2026

4.17	Form of Subordinated Convertible Note, dated January 15, 2026, between the Company and the holder	S-1	333-293338	10.98	February 10, 2026

4.18	Subordinated Convertible Note, dated February 6, 2026, between the Company and Brick Lane Capital Management Limited	S-1	333-293338	10.100	February 10, 2026

4.19	Pre-Funded Common Stock Purchase Warrant, dated February 6, 2026, by the Company to Indigo Capital LLP.	S-1	333-293338	4.12	February 10, 2026

4.20	Form of Common Warrant.	S-1	333-293338	4.13	February 10, 2026

4.21	Form of Pre-Funded Warrant.	S-1	333-293338	4.14	February 10, 2026

4.22	Form of Placement Agent Warrant.	S-1	333-293338	4.15	February 10, 2026

4.23*	Pre-Funded Common Stock Purchase Warrant, dated May 11, 2026, by the Company to Indigo Capital LP

4.24*	Form of Pre-Funded Warrant.

4.25*	Form of Placement Agent Warrant

5.1**	Opinion of Holland & Hart LLP

10.1	Investment Management Trust Agreement, dated as of September 9, 2020, by and between the Company and Continental Stock Transfer and Trust Company.	8-K	001-39489	10.2	September 9, 2020

10.2#	Nuburu, Inc. 2022 Equity Incentive Plan.	8-K	001-39489	10.20	February 6, 2023

10.3#	Nuburu, Inc. 2022 Employee Stock Purchase Plan and forms of agreement thereunder.	8-K	001-39489	10.21	February 6, 2023

10.4#	Nuburu, Inc. Executive Incentive Compensation Plan.	8-K	001-39489	10.22	February 6, 2023

10.5#	Form of Nuburu, Inc. Indemnification Agreement.	8-K	001-39489	10.27	February 6, 2023

10.6	Note and Warrant Purchase Agreement dated June 12, 2023.	8-K	001-39489	10.1	June 13, 2023

10.7	Registration Rights and Lock-up Agreement.	8-K	001-39489	10.2	June 13, 2023

10.8	Note and Warrant Purchase Agreement, dated November 13, 2023, by and between Nuburu, Inc. and the lenders party thereto.	10-K	001-39489	10.39	April 15, 2024

10.9	Registration Rights Agreement, dated November 13, 2023, by and between Nuburu, Inc.	10-K	001-39489	10.42	April 15, 2024

10.10	Proposal Letter dated January 13, 2025,among S.F.E. Equity Investments SARL, The AvantGarde Group S.p.A., Alessandro Zamboni and the Company.	10-Q	001-39489	10.1	May 20, 2025

10.11	Comprehensive Settlement Agreement, Mutual Release of Liability and Indemnification dated January 14, 2025, between the Company and Liqueous LP.	10-Q	001-39489	10.2	May 20, 2025

10.12	Amendment to Comprehensive Settlement Agreement, Mutual Release of Liability and Indemnification dated February 14, 2025 between the Company and Liqueous, LP.	10-Q	001-39489	10.3	May 20, 2025

10.13	Second Amendment to Comprehensive Settlement Agreement, Mutual Release of Liability and Indemnification, dated February 17, 2025, between the Company and Liqueous LP.	10-Q	001-39489	10.4	May 20, 2025

10.14	Binding and Irrevocable Commitment Letter, dated February 14, 2025, among the Company, Trumar Capital LLC and Ambrogio D'Arrezzo.	10-Q	001-39489	10.5	May 20, 2025

10.15*	On Demand Facility Agreement, dated March 18, 2025, between the Company and Supply@ME Capital plc., as amended

10.16	Standby Equity Purchase Agreement, dated May 30, 2025, between the Company and YA II PN, LTD.	DEF14A	001-39489	Appendix E	June 10, 2025

10.17	Amendment #3 to Comprehensive Settlement Agreement, Mutual Release of Liability and Indemnification, dated April 15, 2025, between the Company and Liqueous LP	10-Q	001-39489	10.1	August 14, 2025

10.18	Business Loan and Security Agreement, dated May 12, 2025, among the Company, Nuburu Subsidiary, Inc., Agile Lending, LLC and Agile Capital Funding, LLC	10-Q	001-39489	10.7	August 14, 2025

10.19	Amendment to Standby Equity Purchase Agreement, dated June 5, 2025, between the Company and YA II PN, LTD.	10-Q	001-39489	10.11	August 14, 2025

10.20	Business Loan and Security Agreement, dated May 30, 2025, among the Company, Nuburu Subsidiary, Inc., Agile Lending, LLC and Agile Capital Funding, LLC	10-Q	001-39489	10.12	August 14, 2025

10.21	Securities Purchase Agreement, dated July 16, 2025, between the Company and Indigo Capital LP.	10-Q	001-39489	10.1	November 14, 2025

10.22	Securities Purchase Agreement, dated August 18, 2025, between the Company and Indigo Capital LP.	10-Q	001-39489	10.7	November 14, 2025

10.23	Letter regarding Proposal for the Phased Acquisition of Tekne S.p.A., dated August 19, 2025, between the Company and the Selling Shareholders of Tekne S.p.A.	10-Q	001-39489	10.9	November 14, 2025

10.24	Securities Purchase Agreement, dated September 2, 2025, between the Company and Bricklane Capital Management Limited.	10-Q	001-39489	10.10	November 14, 2025

10.25	Form of Securities Purchase Agreement, dated September 15, 2025, between the Company and the purchasers party thereto.	8-K	001-39489	10.1	September 17, 2025

10.26#	Board Compensation Program	8-K	001-39489	10.1	October 7, 2025

10.27	Head of Terms relating to Orbit S.r.l., dated October 6, 2025, between the Company and Alessandro Zamboni	S-1	333-293338	10.88	February 10, 2026

10.28	Sale, Purchase and Investment Agreement, dated October 31, 2025, by and among the Company, Nuburu Defense, LLC, Vanguard Holdings S.r.l. and Alessandro Zamboni	S-1	333-293338	10.89	February 10, 2026

10.29	Head of Terms relating to Lyocon S.r.l., dated November 28, 2025, by and among the Company, Nuburu Subsidiary, Inc., Paola Zanzola and Alessandro Sala	S-1	333-293338	10.90	February 10, 2026

10.30	Securities Purchase Agreement, dated December 13, 2025, between the Company and YA II PN, LTD.	8-K	001-39489	10.1	December 18, 2025

10.31	Registration Rights Agreement, dated December 17, 2025, between the Company and YA II PN, LTD.	8-K	001-39489	10.2	December 18, 2025

10.32	Placement Agency Agreement, dated December 17, 2025, between the Company and Joseph Gunnar and Co., LLC.	8-K	001-39489	10.3	December 18, 2025

10.33	Network Contract, effective as of January 13, 2026, between Tekne S.p.A. and Nuburu Defense, LLC	S-1	333-293338	10.94	February 10, 2026

10.34	Share Transfer and Convertible Shareholder Loan Agreement, effective as of January 13, 2026, among the Company, Ambrogio D’Arrezzo, Carlo Ulacco and Andrea Lodi	S-1	333-293338	10.95	February 10, 2026

10.35	Sale and Purchase Agreement, effective January 15, 2026, among the Company, Nuburu Subsidiary, Inc., Paola Zanzola and Alessandro Sala	S-1	333-293338	10.97	February 10, 2026

10.36	Securities Purchase Agreement, dated February 6, 2026, between the Company and Brick Lane Capital Management Limited	S-1	333-293338	10.99	February 10, 2026

10.37	Exchange Agreement, dated February 6, 2026, between the Company and Indigo Capital LLP	S-1	333-293338	10.101	February 10, 2026

10.38	Acknowledgement and Amendment to the Sale, Purchase and Investment Agreement, dated February 9, 2026, among the Company, Nuburu Defense, LLC, Vanguard Holdings S.r.l., and Alessandro Zamboni	S-1	333-293338	10.102	February 10, 2026

10.39	Form of Securities Purchase Agreement	S-1	333-293338	10.103	February 10, 2026

10.40†	Contractual Joint Venture Agreement, dated February 26, 2026, among Nuburu, Inc., Nuburu Defense, LLC and Maddox Defense Incorporated	10-K	001-39489	10.40	March 31, 2026

10.41	International Cooperation Agreement, dated March 3, 2026, among Nuburu Defense, LLC, TEKNE S.p.A. and Engineering Bureau “Beryl” LLC	10-K	001-39489	10.41	March 31, 2026

10.42	Bond Subscription Agreement, dated March 12, 2026, between the Company and Supply@ME Stock Company 3 S.r.l.	10-K	001-39489	10.42	March 31, 2026

10.43	Letter, dated March 19, 2026, among the Company, Nuburu Defense, LLC and the shareholders of Tekne, S.p.A.	10-K	001-39489	10.43	March 31, 2026

10.44*	Exchange Agreement, dated May 11, 2026, Between the Company and Indigo Capital LP

10.45*	Investment Agreement, dated May 26, 2026, among Carlo Ulacco, Ambrogio D'Arrezzo, Andrea Lodi, the Company, Nuburu Defense, LLC and Tekne S.p.A.

10.46*	Head of Terms, dated June 4, 2026, among the Company, SunCubes S.r.l., the individual founders of SunCubes S.r.l., Infratech Accelerator S.r.l., RoboIT S.r.l. and Pariter Partners S.r.l.

10.47*	Form of Securities Purchase Agreement

10.48*	Form of Registration Rights Agreement

19.1	Insider Trading Policy	10-K	001-39489	19.1	April 15, 2025

21.1	List of Subsidiaries of Nuburu, Inc.	10-K	001-39489	21.1	March 31, 2026

23.1**	Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm for the Company.

23.2**	Consent of Holland & Hart LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney (included on the signature page of the initial filing of this registration statement).

97	Nuburu, Inc. Clawback Policy	10-K	001-39489	97	April 15, 2025

107**	Calculation of Filing Fee Table.

† Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

# Indicates management contract or compensatory plan or arrangement.

* Filed herewith.

** To be filed by amendment, as an exhibit to a Current Report on Form 8-K or by other applicable filing with the SEC to be incorporated by reference herein.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
i.
To include any prospectus required by section 10(a)(3) of the Securities Act;
ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (ii), (iii) above do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability under the Securities Act to any purchaser;
i.
each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
ii.
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
i.
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv.
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on July 6, 2026.

NUBURU, INC.

By:	/s/ Alessandro Zamboni
Name:	Alessandro Zamboni
Title:	Executive Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alessandro Zamboni as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement relating to the offering covered by this registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might, or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Position	Date

/s/ Alessandro Zamboni	Executive Chairman and Co-Chief Executive Officer	July 6, 2026
Alessandro Zamboni	(Principal Executive Officer and Principal Financial and Accounting Officer)

/s/ Dario Barisoni	Director and Co-Chief Executive Officer	July 6, 2026
Dario Barisoni

/s/ Shawn Taylor	Director	July 6, 2026
Shawn Taylor

/s/ Matteo Ricchebuono	Director	July 6, 2026
Matteo Ricchebuono